As filed with the Securities and Exchange Commission on August 25, 2023
Registration No. 333-273792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933
Immunome, Inc.
(Exact name of Registrant as specified in its charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	77-0694340 (I.R.S. Employer Identification Number)
665 Stockton Drive, Suite 300
Exton, Pennsylvania 19341
(610) 321-3700
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, Pennsylvania 19341
(610) 321-3700
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Please send copies of all communications to:
Kenneth R. Koch Daniel A. Bagliebter Mintz Levin Cohn Ferris Glovsky and Popeo, P.C. 919 Third Avenue New York, NY 10022 (212) 935-3000	Sandra G. Stoneman Chief Legal Officer and General Counsel Immunome, Inc. 665 Stockton Drive, Suite 300 Exton, Pennsylvania 19341 (610) 321-3700	Tom Coll Barbara Borden Carlos Ramirez Cooley LLP 10265 Science Center Drive, San Diego, CA 92121 (858) 550-6000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. Immunome may not sell its securities pursuant to the proposed transactions until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED AUGUST 25, 2023
PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Immunome, Inc. and Morphimmune Inc.:
Immunome, Inc. (Immunome) and Morphimmune Inc. (Morphimmune) have entered into an Agreement and Plan of Merger and Reorganization, dated June 29, 2023, as may be amended from time to time (Merger Agreement), pursuant to which Ibiza Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Immunome (Merger Sub), will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome (Merger).
The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Immunome and Morphimmune and specified in the Certificate of Merger in accordance with the General Corporation Law of the State of Delaware (DGCL) (such date, the Closing Date, and such time, the Effective Time). At the Effective Time, each outstanding share of capital stock of Morphimmune, $0.0001 par value per share (Morphimmune capital stock), will be converted into the right to receive approximately 0.3042 shares of common stock of Immunome, $0.0001 par value per share (Immunome common stock), based on an exchange ratio of 0.3042 (Exchange Ratio). Immunome will assume outstanding and unexercised options to purchase shares of Morphimmune common stock, and in connection with the Merger they will be converted into options to purchase shares of Immunome common stock based on the Exchange Ratio. At the Effective Time, Immunome’s stockholders will continue to own and hold their then existing shares of Immunome common stock. All outstanding and unexercised options to purchase shares of Immunome common stock will remain issued and outstanding in accordance with their terms.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan (as defined below) and employee stock purchase plan, and the grant of the Merger Option (as defined below) to Clay Siegall, Ph.D., President and Chief Executive Officer of Morphimmune, and prior to giving effect to the PIPE Financing (as defined below).
The shares of Immunome common stock are currently listed on The Nasdaq Capital Market under the symbol “IMNM”. On August 24, 2023, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of Immunome common stock was $7.03 per share.
Immunome is holding a special meeting of stockholders (Immunome special meeting) in order to obtain the stockholder approvals necessary to complete the Merger and other matters. At the Immunome special meeting, which will be held exclusively online via live audio-only webcast on September 29, 2023, at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date, Immunome will ask its stockholders, among other things, to approve the issuance of shares of Immunome common stock as consideration in the Merger, as described in this proxy statement/prospectus/information statement.
Please refer to the various provisions of this proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Immunome special meeting. As described in this proxy statement/prospectus/information statement, certain of Morphimmune’s stockholders are parties to support agreements with Immunome and Morphimmune (Support Agreements), whereby such stockholders have agreed to vote their shares in favor of the adoption and approval, among other things, of the Merger Agreement and the approval of the transactions contemplated therein, including the Merger, the issuance of shares of Immunome common stock to Morphimmune’s stockholders, subject to the terms of the Support Agreements.
In addition, following the effectiveness of the registration statement on Form S-4 (Registration Statement), of which this proxy statement/prospectus/information statement is a part, and pursuant to the conditions of the Merger Agreement and the Support Agreements, Morphimmune’s stockholders who are party to the Support Agreements will each execute an action by written consent of Morphimmune’s stockholders (Morphimmune Written Consent) adopting and approving the Merger Agreement, thereby approving the transactions contemplated therein, including the Merger. No meeting of Morphimmune’s stockholders will be held; all of Morphimmune’s stockholders will have the opportunity to elect to adopt the Merger Agreement, thereby approving the Merger and related transactions, by signing and returning to Morphimmune the Morphimmune Written Consent once this Registration Statement is declared effective by the Securities and Exchange Commission (SEC).
After careful consideration, Immunome’s board of directors (Immunome’s Board or the Immunome Board) has Unanimously (as defined in the Merger Agreement): (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Immunome and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger, the issuance of shares of Immunome common stock to the stockholders of Morphimmune capital stock pursuant to the terms of Merger Agreement and the treatment of the options to purchase Morphimmune capital stock pursuant to the Merger Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Immunome vote “FOR” each of the proposals set forth in this proxy statement/prospectus/information statement.
After careful consideration, Morphimmune’s board of directors (Morphimmune’s Board or the Morphimmune Board) has Unanimously (as defined in the Merger Agreement) (i) determined that the Merger and the transactions and actions contemplated by the Merger Agreement are fair to, advisable and in the best interests of Morphimmune and its stockholders, (ii) authorized, and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that each Morphimmune stockholder sign and return the Morphimmune Written Consent, indicating its (a) adoption of the Merger Agreement and approval of the transactions contemplated therein, including the Merger, (b) acknowledgement that the approval given is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL and that such stockholder has received and read a copy of Section 262 of the DGCL, (c) consents to the allocation and distribution of the Merger consideration in accordance with the terms of the Merger Agreement, and (d) acknowledgement that by its approval of the Merger such stockholder is not entitled to appraisal rights or dissenters’ rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.
More information about Immunome, Morphimmune and the proposed transaction is contained in this proxy statement/prospectus/information statement. Immunome and Morphimmune urge you to read this proxy statement/prospectus/information statement carefully and in its entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 22.
Immunome and Morphimmune are excited about the opportunities the Merger brings to Immunome’s and Morphimmune’s stockholders, and thank you for your consideration and continued support.
Purnanand D. Sarma, Ph.D. President and Chief Executive Officer Immunome, Inc.	Clay Siegall, Ph.D. President and Chief Executive Officer Morphimmune Inc.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus/information statement is dated            , 2023 and is first being mailed to Immunome’s and Morphimmune’s stockholders on or about            , 2023.

665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On September 29, 2023
Dear Stockholder of Immunome:
The Immunome Board is pleased to deliver this proxy statement/prospectus/information statement for the proposed Merger between Immunome and Morphimmune, for the purpose of, among other things, considering the approval of the issuance of Immunome common stock pursuant to the Merger Agreement, between Immunome and Morphimmune, pursuant to the Merger.
There will not be a physical meeting location. The Immunome special meeting will be held exclusively online via live audio-only webcast on September 29, 2023, at 10:00 a.m.Eastern Time, and can be accessed by visiting www.virtualshareholdermeeting.com/IMNM2023SM, where you will be able to attend the Immunome special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Immunome special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 9:45 a.m. Eastern Time, and Immunome encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Immunome special meeting in person. Immunome is holding the Immunome special meeting to consider the following proposals:
1.   Approve the issuance of shares of Immunome capital stock pursuant to the Merger, which will represent more than 20% of the shares of Immunome common stock outstanding immediately prior to the Merger, pursuant to Rule 5635(a) of the Nasdaq Stock Market LLC (Nasdaq), referred to as the Stock Issuance Proposal;
2.   Approve an amendment to the Immunome 2020 Equity Incentive Plan (2020 Plan) to increase the total number of shares of Immunome common stock currently available for issuance under the 2020 Plan by 2,955,280 shares, referred to as the Equity Plan Proposal;
3.   Approve an amendment to the Immunome amended and restated certificate of incorporation to provide for the exculpation of officers, referred to as the Exculpation Proposal;
4.   Approve an amendment to the Immunome amended and restated certificate of incorporation to increase the number of authorized shares of Immunome common stock from 200,000,000 to 300,000,000, referred to as the Authorized Share Proposal; and
5.   Approve a postponement or adjournment of the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, referred to as the Adjournment Proposal.
These five proposals are referred to collectively as the Immunome Proposals.
Please read this proxy statement/prospectus/information statement for further information with respect to the business to be transacted at the Immunome special meeting. The Immunome Board has fixed August 21, 2023, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Immunome special meeting and any adjournment or postponement thereof. Only holders of record of shares of Immunome common stock at the close of business on the record date are entitled to notice of, and to vote at, the Immunome special meeting.
At the close of business on the record date, Immunome had 12,202,516 shares of common stock outstanding and entitled to vote. A complete list of such stockholders entitled to vote at the Immunome special meeting will be available for examination at the Immunome offices in Exton, Pennsylvania during normal business hours for a period of ten days prior to the Immunome special meeting.

Your vote is important. Approval of each of the Stock Issuance Proposal, the Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of common stock present in person, by remote communication, or represented by proxy at the Immunome special meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter. The affirmative vote of the holders of a majority of the Immunome’s common stock outstanding on the record date for the Immunome special meeting is required for the approval of the Exculpation Proposal and the Authorized Share Proposal. No Immunome Proposal is conditioned upon any other Immunome Proposal. However, the Stock Issuance Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal. The Equity Plan Proposal is conditioned upon the consummation of the Merger.
You are cordially invited to attend the Immunome special meeting. The Immunome special meeting can be accessed by visiting www.virtualshareholdermeeting.com/IMNM2023SM, where you will be able to attend the Immunome special meeting via live audio-only webcast. You will be able to vote your shares and submit questions during the Immunome special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Whether or not you expect to attend the Immunome special meeting, to ensure your representation at the Immunome special meeting, Immunome urges you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the enclosed Immunome proxy card, (2) calling the toll-free number listed on the enclosed Immunome proxy card or (3) submitting your enclosed Immunome proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from attending by means of remote communication the Immunome special meeting and voting at the Immunome special meeting, but it will help to ensure that a quorum is present and avoid added solicitation costs. Any holder of record of Immunome common stock as of the record date who attends the Immunome special meeting may vote at the Immunome special meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Immunome special meeting in the manner described in this proxy statement/prospectus/information statement. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by your bank, broker or other nominee.
If you own shares in street name through an account with a bank, broker or other nominee and you decide to attend the Immunome special meeting, you cannot vote at the Immunome special meeting unless you present a “legal proxy”, issued in your name from your bank, broker or other nominee. If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the Internet depends on your broker’s voting process. Please follow the directions provided to you by your broker, bank or nominee.
THE IMMUNOME BOARD HAS UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, IMMUNOME AND ITS STOCKHOLDERS. THE IMMUNOME BOARD UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) RECOMMENDS THAT IMMUNOME’S COMMON STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE PROPOSAL, THE EQUITY PLAN PROPOSAL, THE EXCULPATION PROPOSAL, THE AUTHORIZED SHARE PROPOSAL AND THE ADJOURNMENT PROPOSAL.
By Order of the Immunome Board of Directors,
Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer
Exton, Pennsylvania
August    , 2023

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Immunome, constitutes a prospectus of Immunome under the Securities Act of 1933, as amended (Securities Act), with respect to the shares of Immunome common stock to be issued pursuant to the Merger Agreement, between Immunome and Morphimmune, pursuant to the Merger. This document also constitutes a notice of a meeting and a proxy statement of Immunome under Section 14(a) of the Securities Exchange Act of 1934, as amended (Exchange Act) with respect to the Immunome special meeting at which Immunome stockholders will be asked to consider and vote on a proposal to approve the issuance of Immunome common stock to the stockholders of Morphimmune, as well as to consider and vote on certain other proposals.
No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is dated as of the date set forth on the cover hereof. You should not assume that the information contained in or incorporated by reference into this proxy statement/prospectus/information statement is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus/information statement to Morphimmune stockholders nor the issuance by Immunome of Immunome common stock in connection with the proposed Merger will create any implication to the contrary.
This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Information contained in this proxy statement/prospectus/information statement (including the documents incorporated by reference into this proxy statement/prospectus/information statement) regarding Morphimmune and its business, operations, management and other matters has been provided by Morphimmune and information contained in or incorporated by reference into this proxy statement/prospectus/information statement regarding Immunome and its business, operations, management and other matters has been provided by Immunome.
If you would like additional copies of this proxy statement/prospectus/information statement or if you have questions about the proposed Merger or the proposals to be presented at the Immunome special meeting, please contact Immunome’s proxy solicitor listed below. You will not be charged for any of the documents that you request.
You may also request additional copies from Immunome’s proxy solicitor using the following contact information:
Stockholders call toll-free: (855) 486-7908
Email: IMNM@allianceadvisors.com
To ensure timely delivery of these documents, any request should be made no later than September 22, 2023 to receive them before the Immunome special meeting.
Immunome intends to mail this proxy statement/prospectus/information statement on or about            , 2023, to all stockholders of record entitled to vote at the Immunome special meeting.
ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about Immunome from other documents that are not included in or delivered with this proxy statement/prospectus/information statement. For a listing of documents incorporated by reference into this proxy statement/prospectus/information statement, please see the section entitled “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement. This information is available to you without charge upon your request.

You can obtain the documents incorporated by reference into this proxy statement/prospectus/information statement by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, Pennsylvania 19341
(610) 3211-3700
Attn: Investor Relations
Investors may also consult Immunome’s website for more information concerning the Merger described in this proxy statement/prospectus/information statement. Immunome’s website is www.immunome.com. Information included on Immunome’s website is not incorporated by reference into this proxy statement/prospectus/information statement.

i

Page
Role of Board in Risk Oversight	198
Committees of the Combined Company Board	198
Audit Committee	198
Compensation Committee	199
Nominating and Corporate Governance Committee	200
Compensation Committee Interlocks and Inside Participation	200
Corporate Governance Guidelines	201
Code of Business Conduct and Ethics	201
MORPHIMMUNE’S EXECUTIVE AND DIRECTOR COMPENSATION	202
Executive Compensation	202
Non-Employee Director Compensation	208
RELATED PERSON TRANSACTIONS OF THE COMBINED COMPANY	210
Immunome Related Party Transactions	210
Morphimmune Related Party Transactions	210
COMPARISON OF RIGHTS OF HOLDERS OF IMMUNOME STOCK AND MORPHIMMUNE STOCK	216
PRINCIPAL STOCKHOLDERS OF IMMUNOME	224
PRINCIPAL STOCKHOLDERS OF MORPHIMMUNE	226
PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	228
LEGAL MATTERS	231
EXPERTS	231
WHERE YOU CAN FIND MORE INFORMATION	231
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	234
INDEX TO FINANCIAL STATEMENTS	F-1
ANNEX A — AGREEMENT AND PLAN OF MERGER AND REORGANIZATION	A-1
ANNEX B — OPINION OF STIFEL, NICOLAUS & COMPANY, INCORPORATED	B-1
ANNEX C — GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING APPRAISAL RIGHTS, SECTION 262	C-1
ANNEX D — IMMUNOME 2020 EQUITY INCENTIVE PLAN	D-1
ANNEX E — CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IMMUNOME, INC. TO PROVIDE FOR OFFICER EXCULPATION	E-1
ANNEX F — CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF IMMUNOME, INC. TO PROVIDE FOR AN INCREASE IN AUTHORIZED SHARES	F-1

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following section provides answers to frequently asked questions about the proposed Merger and the Immunome special meeting. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:
What is the Merger?

A:
Immunome, Merger Sub, and Morphimmune entered into the Merger Agreement on June 29, 2023. The Merger Agreement contains the terms and conditions of the proposed merger transaction among Immunome, Merger Sub and Morphimmune. Under the Merger Agreement, Merger Sub will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome. This transaction is referred to as the Merger.

The Merger will become effective at the time the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware (Effective Time). At the Effective Time, each share of Morphimmune capital stock outstanding immediately prior to the Effective Time (excluding shares held by stockholders who have exercised and perfected appraisal rights as more fully described in the section titled “The Merger Agreement — Appraisal Rights and Dissenters’ Rights” beginning on page 130 of this proxy statement/prospectus/information statement) will be automatically converted solely into the right to receive 0.3042 shares of Immunome common stock.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Clay Siegall, Ph.D., President and Chief Executive Officer of Morphimmune, and prior to giving effect to the PIPE Financing, as more fully described in the section titled “The Merger Agreement —  Merger Consideration” beginning on page 120 of this proxy statement/prospectus/information statement.
At the Effective Time, Immunome’s stockholders will continue to own and hold their existing shares of Immunome common stock. All outstanding and unexercised options to purchase shares of Immunome common stock will remain issued and outstanding in accordance with their terms. Each option to purchase shares of Morphimmune common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and converted into an option to purchase shares of Immunome common stock, with the number of Immunome shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio.
Q:
What will happen to Immunome if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, the Immunome Board will continue to operate the existing business of Immunome and may seek alternate plans to fund its operations, including potential strategic transactions leveraging its existing pipeline or capabilities while continuing its collaboration with AbbVie Global Enterprises Ltd. (AbbVie) and ongoing discovery initiatives. Additionally, if the Merger does not close, Immunome will not issue shares of Immunome common stock to the holders of Morphimmune capital stock as merger consideration. Under certain circumstances, Immunome may be obligated to pay Morphimmune or Morphimmune may be obligated to pay Immunome a termination fee of $3.0 million or reimburse certain expenses up to $1.5 million, as more fully described in the section titled “The Merger Agreement — Termination and Termination Fees” beginning on page 134 of this proxy statement/prospectus/information statement.

Q:
Why are the two companies proposing to merge?

A:
Immunome and Morphimmune believe that the Merger will result in a drug discovery and development company positioned to develop potential first-in-class best-in-class targeted cancer therapies across multiple modalities. For a discussion of Immunome’s and Morphimmune’s reasons for the Merger, please see the section titled “The Merger — Immunome Reasons for the Merger” beginning on page 91 of this proxy statement/prospectus/information statement and “The Merger — Morphimmune Reasons for the Merger” beginning on page 95 of this proxy statement/prospectus/information statement.
Q:
Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a holder of Immunome common stock as of the record date or a stockholder of Morphimmune eligible to execute the Morphimmune Written Consent.

This document serves as: (x) a proxy statement of Immunome used to solicit proxies for the Immunome special meeting, (y) a prospectus of Immunome used to offer shares of Immunome common stock in exchange for shares of Morphimmune capital stock in the Merger and (z) an information statement of Morphimmune used to solicit the Morphimmune Written Consent for the adoption of the Merger Agreement and the approval of the Merger and related transactions after the declaration of the effectiveness of this Registration Statement, of which this proxy statement/prospectus/information statement is a part. Information about the Immunome special meeting, the Merger, the Merger Agreement and the other business to be considered by Immunome stockholders at the Immunome special meeting, and by Morphimmune stockholders to consider in determining whether to sign and return the Morphimmune Written Consent, is contained in this proxy statement/prospectus/information statement. Immunome stockholders and Morphimmune stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Immunome stockholders to vote their shares by proxy without attending the Immunome special meeting.
Immunome Stockholders
If you are a holder of Immunome common stock, you are entitled to vote at the Immunome special meeting, which has been called for the purpose of approving the following proposals:
1.
Proposal 1 — the issuance of shares of Immunome capital stock pursuant to the Merger, which will represent more than 20% of the shares of Immunome common stock outstanding immediately prior to the Merger, pursuant to Nasdaq Listing Rule 5635(a), referred to as the Stock Issuance Proposal;

2.
Proposal 2 — an amendment to the 2020 Plan to increase the total number of shares of Immunome common stock currently available for issuance under the 2020 Plan by 2,955,280 shares, referred to as the Equity Plan Proposal;

3.
Proposal 3 — an amendment to the Immunome amended and restated certificate of incorporation to provide for the exculpation of officers, referred to as the Exculpation Proposal;

4.
Proposal 4 — an amendment to the Immunome amended and restated certificate of incorporation to increase the number of authorized shares of Immunome common stock from 200,000,000 to 300,000,000, referred to as the Authorized Share Proposal; and

5.
Proposal 5 — the postponement or adjournment of the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal, referred to as the Adjournment Proposal.

Immunome does not expect that any matter other than these five proposals (the Immunome Proposals) will be brought before the Immunome special meeting.
Morphimmune Stockholders
If you are a stockholder of Morphimmune, you are requested to sign and return the Morphimmune Written Consent to (i) adopt the Merger Agreement and authorize and approve the transactions and actions contemplated by the Merger Agreement, including the Merger, (ii) acknowledge that you have received and read a copy of Section 262 of the DGCL; (iii) acknowledge that you are aware of your dissenters’ rights, appraisal rights or similar rights pursuant to Section 262 of the DGCL, (iv) acknowledge that you have received all information required to make an informed decision whether to accept your portion of the Merger Consideration (as defined below) as set forth in the Merger Agreement or to seek appraisal rights, dissenters’ rights or similar rights in connection with the Merger and the other transactions and actions contemplated by the Merger Agreement (collectively, the Contemplated Transactions), (v) hereby unconditionally and irrevocably waive any right to appraisal rights, dissenters’ rights or similar rights in connection with the Merger and the Contemplated Transactions, and (vi) acknowledge and agree that the parties to the Merger Agreement are relying on your waiver for purposes of determining whether to effect the Closing (items (i) through (vi), collectively, the Morphimmune Stockholder Matters).
Q:
What is required to consummate the Merger?

A:
To consummate the Merger, holders of Immunome common stock must approve the Stock Issuance Proposal (Proposal No. 1 above) and Morphimmune’s stockholders must approve the Morphimmune Stockholder Matters.

Certain of Morphimmune’s stockholders and certain of Immunome’s stockholders are parties to Support Agreements (as defined below) with Immunome and Morphimmune, respectively, whereby such stockholders have agreed, subject to the terms of the Support Agreements, to vote their shares (or execute the Morphimmune Written Consent) in favor of the Stock Issuance Proposal or the Morphimmune Stockholder Matters, as applicable.
In addition to the requirement of obtaining stockholder approval of the Stock Issuance Proposal and the Morphimmune Stockholder Matters, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a complete description of the closing conditions under the Merger Agreement, refer to the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 121 of this proxy statement/prospectus/information statement.
In the event of a waiver of a condition, the Immunome Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus/information statement and resolicitation of stockholder approval is necessary. For more information, refer to the section titled “Risk Factors Related to the Merger — Immunome or Morphimmune may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus/information statement or resoliciting stockholder approval” beginning on page 27 of this proxy statement/prospectus/information statement.
Q:
What will Morphimmune’s stockholders and option holders receive in the Merger?

A:
Each share of Morphimmune capital stock outstanding will be converted into the right to receive 0.3042 shares of Immunome common stock. Immunome will assume options to purchase shares of Morphimmune common stock (each such option, a Morphimmune Option), and in connection with the Merger such Morphimmune Options will be converted into options to purchase shares of Immunome common stock, with the number of Immunome shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio. For a more complete description of what Morphimmune’s stockholders and option holders will receive in the Merger, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 120 of this proxy statement/prospectus/information statement.

Q:
What will Immunome’s stockholders, warrant holders and option holders receive in the Merger?

A:
At the Effective Time, Immunome’s stockholders, warrantholders and optionholders will continue to own and hold their existing shares, warrants or options to purchase shares of Immunome common stock, respectively.

Q:
Who will be the directors of Immunome following the Merger?

A:
At the Effective Time, the board of directors of the combined company (Combined Company Board) will consist of seven directors and will be comprised of two members designated by Morphimmune (Dr. Siegall and Isaac Barchas, the current chairman of the Morphimmune Board), one member designated by Immunome (Philip Wagenheim, a current member of the Immunome Board) and four independent directors to be mutually agreed. Two of the four independent directors will be Franklyn

Prendergast, M.D., Ph.D., who currently serves as a member of the Immunome Board and the Morphimmune Board, and James Boylan, the designee appointed by Enavate Biosciences, Inc. (Enavate), pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing (as defined below). If the two remaining independent directors are not identified prior to the Effective Time, the Combined Company Board anticipates reducing the size of the Combined Company Board to five directors. For a more complete description of the Combined Company Board, please see the section titled “Management Following the Merger” beginning on page 195 of this proxy statement/prospectus/information statement.
Q:
Who will be the executive officers of Immunome following the Merger?

A:
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by the combined company:

Name	Position with the Combined Company	Current Position at Immunome or Morphimmune, as applicable
Clay Siegall, Ph.D.	Chief Executive Officer, President and Chairman of the Board	President and Chief Executive Officer of Morphimmune
Jack Higgins, Ph.D.	Chief Scientific Officer	Chief Scientific Officer of Morphimmune
Matthew Robinson, Ph.D.	Chief Discovery Officer, Biology	Chief Technology Officer of Immunome
Corleen Roche	Chief Financial Officer	Chief Financial Officer of Immunome
Sandra Stoneman	Chief Legal Officer and General Counsel	Chief Legal Officer and General Counsel of Immunome
Bruce Turner, M.D., Ph.D.	Chief Strategy Officer	Chief Strategy Officer and Interim Chief Financial Officer of Morphimmune
Max Rosett	Senior Vice President, Operations	Acting Chief Operating Officer of Morphimmune

Q:
As a stockholder of Immunome, how does the Immunome Board recommend that I vote?

A:
After careful consideration, the Immunome Board recommends that the holders of Immunome common stock vote:

•
“FOR” Proposal 1 — the Stock Issuance Proposal;

•
“FOR” Proposal 2 — the Equity Plan Increase Proposal

•
“FOR” Proposal 3 — the Exculpation Proposal

•
“FOR” Proposal 4 — the Authorized Share Proposal

•
“FOR” Proposal 5 — the Adjournment Proposal.

For more information on each proposal and the Immunome Board’s recommendations, please see the section titled “Matters Being Submitted to a Vote of Immunome’s Stockholders” beginning on page 141 of this proxy statement/prospectus/information statement.
Q:
How many votes are needed to approve each Immunome Proposal?

A:
Approval of each of the Stock Issuance Proposal, Equity Plan Increase Proposal and the Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares outstanding on the record date for the Immunome special meeting present in person, by remote communication, or represented by proxy at the meeting and voting affirmatively or negatively (excluding abstentions and broker non-votes) on these matters. Approval of each of the Exculpation Proposal and the Authorized Share Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares outstanding on the record date for the Immunome special meeting.
Q:
As a stockholder of Morphimmune, how does the Morphimmune Board recommend that I vote?

A:
After careful consideration, the Morphimmune Board Unanimously recommends that the Morphimmune stockholders execute the Morphimmune Written Consent indicating their vote in favor of the Morphimmune Stockholder Matters.

Q:
What risks should I consider in deciding whether to vote in favor of the Immunome Proposals or to execute and return the Morphimmune Written Consent, as applicable?

A:
You should carefully review the section of the proxy statement/prospectus/information statement titled “Risk Factors,” beginning on page 22 of this proxy statement/prospectus/information statement. You also should read and carefully consider the risk factors contained in the documents that are incorporated by reference into this proxy statement/prospectus/information statement.

Q:
When do you expect the Merger to be consummated?

A:
We anticipate that the Merger will be consummated during the fourth quarter of 2023, soon after the Immunome special meeting to be held on September 29, 2023 but we cannot predict the exact timing. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 121 of this proxy statement/prospectus/information statement.

Q:
What are the material U.S. federal income tax consequences of the Merger to U.S. holders of Morphimmune shares?

A:
Immunome and Morphimmune intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (Code), as described in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 112 of this proxy statement/prospectus/information statement. If the Merger so qualifies, Morphimmune stockholders who are U.S. holders (as defined in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 112 of this proxy statement/prospectus/information statement) generally will not recognize gain or loss for U.S. federal income tax purposes on the receipt of shares of Immunome common stock issued in connection with the Merger. Each Morphimmune stockholder who is a U.S. holder who receives cash in lieu of a fractional share of Immunome common stock generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of such fractional share and such Morphimmune stockholder’s tax basis allocable to such fractional share.

If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each Morphimmune stockholder who is a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of shares of Immunome common stock issued in connection with the Merger, as well as on any cash such Morphimmune stockholder receives in lieu of a fractional share of Immunome common stock. The tax consequences to each Morphimmune stockholder will depend on that stockholder’s particular circumstances. Each Morphimmune stockholder should consult with his, her or its tax advisor for a full understanding of the tax consequences of the Merger to that Morphimmune stockholder.
Q:
What is the PIPE Financing?

A:
Immediately following the closing of the Merger (Closing), Immunome intends to complete a private placement financing (PIPE Financing) with certain investors (PIPE Investors) involving the sale of 21,690,871 shares of Immunome common stock for gross proceeds of approximately $125.0 million. Immunome has entered into certain subscription agreements (Subscription Agreements) with the PIPE Investors pursuant to which these shares will be issued immediately following the Closing. The Subscription Agreements may be terminated under certain circumstances, and, if such termination were to occur, the combined company would not receive the proceeds of the PIPE Financing. The Subscription Agreements may be terminated as follows: (i) at any time prior to the closing of the PIPE Financing and prior to termination of the Merger Agreement, by mutual written consent of

Immunome, Morphimmune and the applicable PIPE Investor, (ii) at any time if the Merger Agreement is terminated, (iii) if the closing conditions set forth in the Subscription Agreements are not satisfied or waived, or are not capable of being satisfied or waived, on or prior to the closing of the PIPE Financing or (iv) by the applicable PIPE Investor if the closing of the PIPE Financing has not been consummated by February 28, 2024. The securities issued in the PIPE Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act, and the resale of the Immunome common stock issued in the PIPE Financing will be registered pursuant to a resale registration statement. These shares of Immunome common stock would be issued at a price per share equal to (i) $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the Subscription Agreements, and (ii) in the case of affiliate investors, $5.91, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the Subscription Agreements. The PIPE Financing will not occur until immediately following the consummation of the Merger. Immediately following the PIPE Financing, the pre-Merger equityholders of Immunome are expected to hold approximately 30.0% of the shares of Immunome common stock, the pre-Merger equityholders of Morphimmune are expected to hold approximately 24.5% of the shares of Immunome common stock, and the investors in the PIPE Financing are expected to hold approximately 45.5% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall. For more information, please see the section titled “Agreements Related to the Merger” beginning on page 139 of this proxy statement/prospectus/information statement.
Q:
What do I need to do now?

A:
Immunome and Morphimmune urge you to read this proxy statement/prospectus/information statement carefully, including its annexes and information incorporated herein, and to consider how the Merger affects you.

If you are a common stockholder of Immunome, please vote your shares as soon as possible so that your shares will be represented at the Immunome special meeting. Please follow the instructions set forth on the enclosed Immunome proxy card or on the voting instruction form provided by the record holder of your shares if your shares are held in the name of your bank, broker or other nominee.
If you are a stockholder of Morphimmune, you may execute and return your Morphimmune Written Consent to Morphimmune in accordance with the instructions provided by Morphimmune once this Registration Statement is declared effective by the SEC.
Q:
When and where is the Immunome special meeting? What must I do to attend the Immunome special meeting?

A:
The Immunome special meeting will be held exclusively online via live audio-only webcast on September 29, 2023 at 10:00 a.m. Eastern Time. Online check-in will begin at 9:45 a.m. Eastern Time, and Immunome encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Immunome special meeting in person.

You or your authorized proxy may attend the Immunome special meeting if you were a registered or beneficial stockholder of Immunome common stock as of the record date.
You will be able to vote your shares and submit questions during the Immunome special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. If you wish to submit a question during the Immunome special meeting, log into the Immunome special meeting platform at www.virtualshareholdermeeting.com/IMNM2023SM, type your question into the “Ask a Question” field, and click “Submit.” Immunome will respond to as many properly submitted questions during the relevant portion of the Immunome special meeting agenda as time allows.
If Immunome experiences technical difficulties during the Immunome special meeting (e.g., a temporary or prolonged power outage), Immunome will determine whether the Immunome special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Immunome special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Immunome will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/IMNM2023SM. Immunome will have technicians ready to assist you with any technical difficulties you may have accessing the Immunome special meeting website. If you encounter any difficulties accessing the Immunome special meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Immunome special meeting website log-in page at            .
If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Immunome share ownership as of the record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Immunome’s stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, no proof of ownership is necessary because Immunome can verify your ownership.
Q:
What is the quorum requirement?

A:
A quorum of Immunome stockholders is necessary to hold a valid meeting. The presence at the Immunome special meeting, virtually or represented by proxy, of the holders of a majority of the voting power of the stock issued, outstanding and entitled to vote thereat, as of the record date, will constitute a quorum for the transaction of business at the Immunome special meeting.

Your shares will be counted towards the quorum if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Immunome special meeting and vote your shares during the Immunome special meeting. Abstentions and broker non-votes, if applicable, will also be counted towards the quorum requirement. If there is no quorum, the person presiding over the Immunome special meeting, or the holders of a majority of shares present at the Immunome special meeting or represented by proxy, may adjourn the meeting to another date.
Q:
How are votes with respect to the Immunome Proposals counted?

A:
Votes with respect to the Immunome Proposals will be counted by the inspector of elections appointed for the meeting, who will separately count votes “FOR” and “AGAINST,” abstentions and, if applicable, broker non-votes.

Immunome does not expect that any matters other than the Immunome Proposals will be brought before the Immunome special meeting.
Q:
What are “broker non-votes”?

A:
Brokers who hold shares in street name for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are precluded from exercising their voting discretion with respect to approval of non-routine matters, and, as a result, absent specific instructions from the beneficial owner of such shares, brokers are not empowered to vote those shares, referred to generally as “broker non-votes.” In this regard, Proposal Nos. 1, 2, 3 and 5 are considered to be “non-routine” matters, while Proposal No. 4 is considered to be a “routine” matter. Broker non-votes, if any, will be treated as shares that are present at the Immunome special meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal No. 1 (Stock Issuance Proposal), Proposal No. 2 (Equity Plan Proposal) and Proposal No. 5 (Adjournment Proposal). Broker non-votes, if any, will have the same effect as “AGAINST” votes for Proposal No. 3 (Exculpation Proposal) and Proposal No. 4 (Authorized Share Proposal).

Q:
What will happen if I return my proxy form without indicating how to vote?

A:
If you submit your proxy form without indicating how to vote your shares on any particular Immunome Proposal, the common stock represented by your proxy will be voted as recommended by the Immunome Board with respect to that proposal.

Q:
May I change my vote after I have submitted a proxy or voting instruction form?

A:
Immunome’s common stockholders of record, other than those Immunome stockholders who are parties to voting agreements, may change their vote at any time before their proxy is voted at the Immunome special meeting in one of following ways:

•
By sending a written notice to the Secretary of Immunome stating that you would like to revoke your proxy;

•
By duly executing a subsequently dated proxy relating to the same shares of common stock and return it in the postage-paid envelope provided or similar means, which subsequent proxy is received before the prior proxy is exercised at the Immunome special meeting;

•
Duly submitting a subsequently dated proxy relating to the same shares of common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on September 28, 2023; and

•
By attending the Immunome special meeting and voting such shares during the Immunome special meeting.

If a stockholder who owns Immunome shares in “street name” has instructed a broker to vote its shares of Immunome common stock, the stockholder must follow directions received from its broker to change those instructions.
Q:
Who is paying for this proxy solicitation?

A:
Immunome will pay for the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Immunome common stock for the forwarding of solicitation materials to the beneficial owners of Immunome common stock. Immunome will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. In addition, Immunome has engaged Alliance Advisors, LLC, a proxy solicitation firm, to solicit proxies from Immunome’s stockholders for a fee of up to $35,000 plus certain additional costs associated with solicitation campaigns. Fees paid to the SEC in connection with filing the statement/prospectus/information statement, and any amendments and supplements thereto, with the SEC will be paid by Immunome.

Q:
Should Immunome’s and Morphimmune’s stockholders send in their stock certificates now, to the extent they have any?

A:
No. After the Merger is consummated, Morphimmune’s stockholders will receive written instructions from the exchange agent for exchanging their certificates representing shares of Morphimmune capital stock for certificates representing shares of Immunome common stock. Each Morphimmune stockholder who otherwise would be entitled to receive a fractional share of Immunome common stock will be entitled to receive cash in lieu of fractional shares.

Q:
Who can help answer my questions?

A:
If you are a stockholder of Immunome and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact Alliance Advisors, LLC, Immunome’s proxy solicitor, by telephone, toll-free, at (855) 486-7908 or by email at IMNM@allianceadvisors.com.

If you are a stockholder of Morphimmune, and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact: IR@morphimmune.com.

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all of the information that is important to you. To better understand the Merger, the proposals being considered at the Immunome special meeting and the Morphimmune Stockholder Matters, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein and the documents incorporated by reference into this proxy statement/prospectus/information statement. For more information, please see the section titled “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement.
The Companies
Immunome, Inc.
665 Stock Drive, Suite 300
Exton, Pennsylvania 19341
(610) 321-3700
Immunome is a biopharmaceutical company utilizing a proprietary human memory B cell platform to discover and develop antibody therapeutics to improve patient care. Immunome’s discovery engine identifies novel therapeutic antibodies and their targets by leveraging the highly educated component of the immune system, memory B cells. Memory B cells are the key elements of a durable human immune response because they produce specific, high-affinity antibodies that bind to antigens produced in diseased cells and target them for destruction by other immune effector cells. Immunome was originally incorporated in the Commonwealth of Pennsylvania on March 2, 2006 and converted to a Delaware corporation on December 2, 2015.
Immunome’s primary focus area is oncology. Despite many elements that distinguish oncology from other diseases, the breadth of its platform has enabled the discovery of novel antibodies in non-oncology areas as well. Immunome is currently advancing its lead oncology program: an antibody (IMM-ONC-01) against interleukin 38 (IL-38) a novel immune modulator for the treatment of various solid tumors and identifying novel target-antibody pairs under the Collaboration Agreement with AbbVie. To date, Immunome has processed memory B-cells isolated from hundreds of cancer patients and has generated several hundred thousand hybridomas, or stable, immortalized forms of B cell clones that each produce a single antibody for extended periods of time. Immunome has successfully identified more than a thousand individual antibodies, which it refers to as “hits,” that appear to bind to either a cancer cell or a tumor extract with high-affinity and specificity. To date, after assessing only a fraction of these hits, Immunome has identified over 70 potentially novel cancer targets. Immunome believes that several of these antibody-target pairs could potentially form the basis of new therapies or diagnostics for a large number of oncology patients. One of these unique targets is IL-38. An antibody directed at IL-38 is the current focus of Immunome’s program IMM-ONC-01, which is in preclinical development stage. Immunome is also studying the expression of IL-38 in various tumor types in order to select the most appropriate patient population for potential evaluation of IMM-ONC-01 clinical utility. Immunome plans to submit its Investigational New Drug (IND) application for the IMM-ONC-01 program with the U.S. Food and Drug Administration (FDA) in the first quarter of 2024.
Immunome believes that its platform is useful in uncovering new insights into cancer biology itself. In analyzing over 70 cancer targets that Immunome has identified to date, Immunome observed a “functional clustering” of targets, indicating that different cancer patients appear to mount immune responses directed towards common processes in cancer biology, such as membrane dynamics and formation and function of exosomes. Immunome is leveraging these insights to guide the discovery of future oncology pipeline assets and perhaps to enable future strategic collaborations and additional value creation. In addition, the platform can identify antibodies that can serve as potential candidates for other cancer treatment modalities, such as Antibody-Drug Conjugates or Bi-Specific Antibodies useful as T Cell Engagers by engaging unique targets expressed on cancer cell surface.

In the area of infectious diseases, Immunome has advanced a product consisting of a cocktail of three antibodies (IMM-BCP-01) that bind and inactivate SARS-CoV2, which causes COVID-19. This program is aimed at advancing an innovative therapeutic approach against the SARS-CoV2 virus into the clinic. Immunome is conducting this program in collaboration with the U.S. Department of Defense’s Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense (JPEO-CBRND) in collaboration with the Defense Health Agency (DHA). (Contract number: W911QY-20-9-0019). Immunome generated a library of nearly 400 antibodies from the memory B-cells of patient “super-responders” who successfully cleared their SARS-CoV-2 infection having high circulating levels of high-affinity anti-viral antibodies. Immunome submitted an IND application for the IMM-BCP-01 program to the FDA in November 2021 and initiated the Phase 1b study of IMM-BCP-01 in patients infected with SARS-CoV-2 in June 2022. On January 6, 2023, Immunome announced that it successfully completed dosing of the first cohort of patients in a Phase 1b study with no significant treatment-related adverse events. Immunome has decided to seek a partner in order to continue the trial and for any further development activities.
This proxy statement/prospectus/information statement incorporates important business and financial information about Immunome from other documents that are not included in or delivered with this proxy statement/prospectus/information statement. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement.
Morphimmune Inc.
101 Foundry Dr., Suite 1200
West Lafayette, Indiana 47906
(201) 259-0286
Morphimmune is a preclinical biotechnology company focused on developing targeted oncology therapeutics. The company’s Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. Morphimmune believes this approach reduces toxicity and increases the efficacy of effector molecules, thereby improving outcomes for patients.
Morphimmune’s most advanced program, FA-TLR7a, targets the delivery of a TLR7 agonist, a potent immunostimulator, to immunosuppressive cells in tumors. Mi-1001, the lead candidate in this program, has been shown to drive antitumor activity and prolong survival in pre-clinical in vivo models without inducing systemic cytokine toxicities associated with other TLR7 agonists. Morphimmune’s 177Lu-FAP program is focused on developing a radiotherapy that targets FAP, or fibroblast activation protein, a protein overexpressed in cancer associated fibroblasts found in 75 percent of solid tumors. Morphimmune believes that a FAP radiotherapy with pharmacokinetics optimized by the company’s Targeted Effector platform will demonstrate increased antitumor activity driven by increased tumor uptake and retention.
Morphimmune has assembled a team led by Clay Siegall, Ph.D., the co-founder and former CEO of Seagen, Inc. (Seagen). Morphimmune’s business model is built upon the company’s expertise in discovering and developing targeted therapies as well as its ability to evaluate and acquire high-potential assets. Morphimmune believes that the successful track record of the team will make the company more attractive to companies selling assets, especially early-stage biotechnology companies that lack resources to efficiently develop their assets. Morphimmune further believes that the strength of the team will also enable the company to attract the capital from biotech investors needed to advance these product candidates.
Ibiza Merger Sub, Inc.
665 Stock Drive, Suite 300
Exton, Pennsylvania 19341
(610) 321-3700
Merger Sub is a wholly-owned subsidiary of Immunome and was formed solely for the purposes of carrying out the Merger.

The Merger (see page 82)
On June 29, 2023, Immunome, Merger Sub and Morphimmune entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome. Immunome common stock will be issued to the holders of Morphimmune capital stock at the Effective Time, and Immunome will assume each Morphimmune Option, which will become options to purchase Immunome common stock at the Effective Time. References to the combined company in this proxy statement/prospectus/information statement are references to Immunome, its consolidated subsidiaries and Morphimmune following the Merger.
Immunome and Morphimmune expect the Merger to be consummated during the fourth quarter of 2023, subject to satisfaction or waiver of certain conditions to the Closing, including, among other things, approval by Immunome’s stockholders of the Stock Issuance Proposal.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing.
Reasons for the Merger (see page 91)
The Immunome Board considered various reasons for the Merger, as described later in this proxy statement under the section titled “The Merger — Immunome Reasons for the Merger.”
Opinion of Immunome’s Financial Advisor (see page 98)
In connection with the Merger, Immunome engaged Stifel, Nicolaus & Company, Incorporated (Stifel) to provide it with financial advisory services in connection with the Merger. As part of that engagement, the Immunome Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, to Immunome of the Merger Consideration (as defined in the Opinion) to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement. Immunome selected Stifel as its financial advisor based on the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare sector and in providing strategic advisory services in general. On June 28, 2023, Stifel delivered its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated June 28, 2023 (Opinion), to the Immunome Board (in its capacity as such) as to the fairness, from a financial point of view and as of such date, and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, to Immunome of the Merger Consideration to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement.
The full text of the Opinion is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference. The description of the Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such Opinion. Immunome stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Stifel in connection with the Opinion. The Opinion was for the information of, and directed to, the Immunome Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger, was only one of many factors considered by the Immunome Board in its evaluation of the Merger and only addresses the fairness, from a financial point of view and as of the date of the Opinion, of the Merger Consideration to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement. The Opinion does not address the relative merits of the Merger as compared to other transactions or strategies that might be available to Immunome or the underlying business decision of Immunome to proceed with the Merger, and is not intended to, and does not, constitute a recommendation to the Immunome Board as to how the Immunome Board should vote or otherwise act on the Merger or any other matter or to any shareholder of Immunome as to how any such shareholder should act with respect to the Merger or any other matter.

Merger Consideration (see page 111)
At the Effective Time, each outstanding share of capital stock of Morphimmune, $0.0001 par value per share (Morphimmune capital stock), will be converted into the right to receive approximately 0.3042 shares of common stock of Immunome, $0.0001 par value per share (Immunome common stock), based on an exchange ratio of 0.3042 (Exchange Ratio).
No fractional shares of Immunome common stock will be issued in connection with the Merger, and Morphimmune stockholders will receive cash in lieu of fractional shares. Immunome expects that it will issue approximately 8,835,726 shares of Immunome common stock in the Merger, excluding any shares that may be subsequently issued in connection with the exercise of Assumed Options (as defined below) or the assumption of the Morphimmune Plan (as defined below).
The Merger Agreement does not include a price-based termination right, so there will be no adjustment to the total number of shares of Immunome common stock that Morphimmune stockholders will be entitled to receive for changes in the market price of Immunome common stock.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing.
Treatment of Morphimmune Stock Options (see page 111)
Under the terms of the Merger Agreement, Immunome will assume the Morphimmune 2020 Equity Incentive Plan (Morphimmune Plan) and all Morphimmune Options that are outstanding and unexercised immediately prior to the Effective Time, whether or not vested, and each such option will be assumed by Immunome and converted into and become an option to purchase shares of Immunome common stock (an Assumed Option).
Accordingly, from and after the Effective Time: (i) each Assumed Option may be exercised solely for shares of Immunome common stock; (ii) the number of shares of Immunome common stock subject to each Assumed Option will be determined by multiplying (A) the number of shares of Morphimmune common stock that were subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) 0.3042, and rounding the resulting number down to the nearest whole number of shares of Immunome common stock; (iii) the per share exercise price for the Immunome common stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of Immunome common stock subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) the 0.3042 and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Morphimmune Option will otherwise remain unchanged; provided, however, that the Immunome Board or a committee thereof will succeed to the authority and responsibility of the Morphimmune Board or any committee thereof with respect to each Assumed Option.
Conditions to the Completion of the Merger (see page 121)
The obligations of Immunome and Morphimmune to consummate the Merger are subject to the satisfaction or waiver, on or prior to the Effective Time, of the conditions set forth in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” below.
Non-Solicitation (see page 126)
Capitalized terms in this section are as defined in the section titled “Merger Agreement — Non-Solicitation.”

Immunome and its subsidiaries and Morphimmune are prohibited by the terms of the Merger Agreement, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Immunome or Morphimmune, respectively, to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (other than, in the case of Immunome, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Subject to certain restrictions and prior to approval of the Stock Issuance Proposal, Immunome and its subsidiaries may furnish non-public information regarding Immunome or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Immunome Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal did not result from a breach of the non-solicitation restrictions in the Merger Agreement, (B) the Immunome Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Immunome Board under applicable law; (C) prior to furnishing any such non-public information to such person, Immunome gives Morphimmune notice of Immunome’s intention to furnish non-public information to, or enter into discussions with, such person and substantially contemporaneously furnishes such non-public information to Morphimmune (to the extent such information has not been previously furnished by Immunome to Morphimmune), and (D) prior to the furnishing of such information or the entry into such discussions or negotiations, Immunome receives from such person an executed confidentiality agreement (1) containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Immunome and Morphimmune in connection with the Merger and (2) that does not prohibit Immunome from providing information to Morphimmune in accordance with the Merger Agreement.
For a more complete description of the non-solicitation provisions, please see the section titled “The Merger Agreement — Non-Solicitation.”
Termination and Termination Fees (see page 134)
Capitalized terms are as defined in the section titled “Merger Agreement — Termination and Termination Fees,” except as otherwise noted below.
The Merger Agreement contains certain customary termination rights, including, among others as described in more detail below, (i) by mutual written consent, (ii) by either Immunome or Morphimmune if the Contemplated Transactions have not been consummated by February 28, 2024, (iii) by Immunome if the Required Morphimmune Stockholder Vote (as defined under “Merger Agreement — Conditions to the Completion of the Merger) has not been obtained with three business days of the date of the Registration Statement becoming effective, (iv) by either Immunome or Morphimmune if the Stock Issuance Proposal was not approved by the Required Immunome Stockholder Vote (as defined under “Immunome Stockholder Meeting”), (v) by Morphimmune if an Immunome Triggering Event has occurred and (vi) by Immunome if a Morphimmune Triggering Event has occurred.
Immunome must pay Morphimmune a nonrefundable termination fee of $3.0 million if (A) the Merger Agreement is terminated in certain circumstances described in the section titled “Merger Agreement — Termination and Termination Fees,” (B) an Acquisition Proposal with respect to Immunome has been publicly announced, disclosed or otherwise communicated to Immunome or the Immunome Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Immunome enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal. Immunome must pay Morphimmune a nonrefundable termination fee of $3.0 million if the Merger Agreement is terminated by Morphimmune for an Immunome Triggering Event (or if at the time the Merger Agreement is terminated, Morphimmune has the right to terminate the Merger Agreement for an Immunome Triggering Event).
Morphimmune must pay Immunome a nonrefundable termination fee of $3.0 million if (i) (A) the Merger Agreement is terminated in certain circumstances described in the section titled “Merger Agreement — Termination and Termination Fees,” (B) an Acquisition Proposal with respect to Morphimmune has been publicly announced, disclosed or otherwise communicated to Morphimmune or the Morphimmune Board at any time after the date of the Merger Agreement but prior to obtaining the Required Morphimmune Stockholder Vote (which has not been withdrawn, (1) in the case of a termination in certain circumstances described in the section titled “Merger Agreement — Termination and Termination Fees”, at the time the Required Morphimmune Stockholder Vote is obtained and (2) in the case of a termination in certain circumstances described in the section titled “Merger Agreement — Termination and Termination Fees”, at the time of such termination) and (C) within 12 months after the date of such termination, Morphimmune enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal; or (ii) the Merger Agreement is terminated by Immunome for a Morphimmune Triggering Event (or if at the time the Merger Agreement is terminated, Immunome has the right to terminate the Merger Agreement for a Morphimmune Triggering Event) .
For a more complete description of the termination provisions and termination fees, please see the section titled “The Merger Agreement — Termination and Termination Fees.”
Support Agreements (see page 139)
Concurrently with the execution of the Merger Agreement, the officers and directors of Immunome, and their affiliated funds that hold Immunome common stock and who collectively beneficially own approximately 19.9% of the Immunome common stock, entered into support agreements (Immunome Support Agreements) in favor of Morphimmune relating to the Merger. The Immunome Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Immunome common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Stock Issuance Proposal and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Concurrently with the execution of the Merger Agreement, the officers and directors of Morphimmune and the holders of 5% or more of Morphimmune’s outstanding capital stock and who collectively hold approximately 70% of the Morphimmune capital stock entered into support agreements (Morphimmune Support Agreements, and together with the Immunome Support Agreements, the Support Agreements) in favor of Immunome relating to the Merger. The Morphimmune Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Morphimmune capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Morphimmune Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Lock-Up Agreements (see page 139)
Concurrently with the execution of the Merger Agreement, (i) the officers, directors, and the holders of 5% or more of Morphimmune’s outstanding capital stock and who collectively hold approximately 70% of the Morphimmune capital stock and (ii) the directors and officers of Immunome, and their affiliated funds that hold shares of Immunome common stock and who collectively beneficially own approximately 19.9% of the Immunome common stock, entered into lock-up agreements (Lock-Up Agreements), pursuant to which such persons accepted certain restrictions on transfers of the shares of Immunome common stock held by such persons for the 180-day period following the Effective Time.

Subscription Agreements (see page 139)
In connection with execution of the Merger Agreement, Immunome entered into Subscription Agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Immunome has agreed to issue and sell to the PIPE Investors, an aggregate of 21,690,871 shares of Immunome common stock for gross proceeds of approximately $125.0 million, on the terms and subject to the conditions set forth therein. The shares of Immunome common stock were sold to the PIPE Investors at a price per share equal to $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the Subscription Agreements, and, in the case of affiliate investors, $5.91 per share, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the Subscription Agreements. Each Subscription Agreement contains customary representations and warranties of Immunome, on the one hand, and the PIPE Investor, on the other hand, and customary conditions to closing, including (i) the consummation of the Merger immediately prior to the consummation of the PIPE Financing and (ii) an obligation to file a registration statement registering the shares issued in the PIPE within 45 days of issuance, subject to certain exceptions. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger. Immediately following the PIPE Financing, the pre-Merger equityholders of Immunome are expected to hold approximately 30.0% of the shares of Immunome common stock, the pre-Merger equityholders of Morphimmune are expected to hold approximately 24.5% of the shares of Immunome common stock, and the investors in the PIPE Financing are expected to hold approximately 45.5% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall.
For a description of the Subscription Agreements, please see the section titled “Agreements Related to the Merger — Subscription Agreements.”
Appraisal Rights (see page 130)
Immunome stockholders are not entitled to appraisal rights in connection with the Merger.
Morphimmune stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL. For more information about such rights, please see the provisions of Section 262 of the DGCL attached as Annex C and the section titled “The Merger Agreement — Appraisal Rights and Dissenters’ Rights” beginning on page 116 of this proxy statement/prospectus/information statement.

Management Following the Merger (see page 195)
Immediately following the Merger, the executive management team of the combined company is expected to comprise the following individuals with such additional officers as may be added by the combined company:
Name	Position with the Combined Company	Current Position at Immunome or Morphimmune, as applicable
Clay Siegall, Ph.D	Chief Executive Officer, President and Chairman of the Board	President and Chief Executive Officer of Morphimmune
Jack Higgins, Ph.D.	Chief Scientific Officer	Chief Scientific Officer of Immunome
Matthew Robinson, Ph.D.	Chief Discovery Officer, Biology	Chief Technology Officer of Immunome
Corleen Roche	Chief Financial Officer	Chief Financial Officer of Immunome
Sandra Stoneman	Chief Legal Officer and General Counsel	Chief Legal Officer and General Counsel of Immunome
Bruce Turner, M.D., Ph.D.	Chief Strategy Officer	Chief Strategy Officer and Interim Chief Financial Officer of Morphimmune
Max Rosett	Senior Vice President, Operations	Acting Chief Operating Officer of Morphimmune
Directors of the Combined Company Following the Merger
At the Effective Time, the combined company is expected to initially have a seven-member board of directors, comprised of two members designated by Morphimmune (Dr. Siegall and Mr. Barchas), one member designated by Immunome (Mr. Wagenheim) and four independent directors to be mutually agreed (who will include Dr. Prendergast who currently serves as a member of the Immunome Board and the Morphimmune Board, and James Boylan, the designee appointed by Enavate, pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing), until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. If the two remaining independent directors are not identified prior to the Effective Time, the Combined Company Board anticipates reducing the size of the Combined Company Board to five directors.
The aforementioned Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Immunome’s current directors, other than Mr. Wagenheim and Dr. Prendergast, are expected to resign from their positions as directors of Immunome, effective as of the Effective Time.
Interests of Certain Directors and Executive Officers of Immunome and Morphimmune in the Merger (see pages 105 and 108)
In considering the recommendation of the Immunome Board with respect to the issuance of Immunome common stock pursuant to the Merger Agreement and the other matters to be acted upon by Immunome’s stockholders at the Immunome special meeting, Immunome’s stockholders should be aware that certain members of the Immunome Board and current and former executive officers of Immunome have interests in the Merger that may be different from, or in addition to, interests they have as Immunome’s stockholders.
As of June 30, 2023, Immunome’s directors and executive officers (including affiliates) beneficially owned, in the aggregate, approximately 19.9% of the outstanding shares of Immunome common stock. As of June 30, 2023, Immunome’s named executive officers and directors collectively owned unvested stock options to purchase 736,953 shares of Immunome common stock and vested stock options to purchase 839,683 shares of Immunome common stock, for a total of options to purchase 1,576,636 shares of

Immunome common stock. All outstanding and unexercised options to purchase shares of Immunome common stock will remain issued and outstanding in accordance with their terms.
The compensation arrangements with Immunome’s officers and directors are discussed in greater detail in the section titled “The Merger — Interests of the Immunome Directors and Executive Officers in the Merger” beginning on page 105 of this proxy statement/prospectus/information statement. Additionally, as described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger” beginning on page 195 of this proxy statement/prospectus/information statement, two of Immunome’s directors and three of Immunome’s executive officers are expected to remain directors and officers, respectively, of the combined company upon the closing of the Merger.
In considering the recommendation of the Morphimmune Board with respect to adopting the Merger Agreement, Morphimmune’s stockholders should be aware that members of the Morphimmune Board and the executive officers of Morphimmune may have interests in the Merger that may be different from, or in addition to, the interests of Morphimmune’s stockholders. The Morphimmune Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement, the Merger, and the Contemplated Transactions.
As described elsewhere in this proxy statement/prospectus/information statement, including in the section titled “The Merger — Management Following the Merger,” three of Morphimmune’s directors (including Dr. Prendergast who is also a current director of Immunome) and four of Morphimmune’s executive officers are expected to become directors and executive officers of the combined company upon the closing of the Merger.
Immunome’s executive officers and directors, and Morphimmune’s executive officers, directors and certain affiliated stockholders have entered into the Support Agreements, pursuant to which such directors, officers and certain stockholders, respectively, have agreed, solely in their capacity as stockholders of Immunome and Morphimmune, respectively, to vote all of their shares of Immunome common stock or Morphimmune capital stock in favor of, among other things, the adoption and approval, respectively, of the Merger Agreement and the transactions contemplated therein in connection with the Merger. The Support Agreements are discussed in greater detail in the section titled “Agreements Related to the Merger” beginning on page 139 of this proxy statement/prospectus/information statement.
Risk Factors and Risk Factor Summary (see page 22)
Both Immunome and Morphimmune are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders. You should carefully read this proxy statement/prospectus/information statement, including the annexes, and the documents incorporated by reference into this proxy statement/prospectus/information statement and especially consider the material risks discussed below and these and other risks discussed in greater detail under the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus/information statement. Immunome and Morphimmune encourage you to read and consider all of these risks carefully.
Risks Related to the Merger
•
The Merger may not be completed on the terms or timeline currently contemplated, or at all;

•
The Exchange Ratio is fixed and will not be adjusted based on the market price of Immunome common stock, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed;

•
Failure to complete the Merger may result in Immunome or Morphimmune paying a termination fee to the other party and could harm the common stock price of Immunome;

•
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes;

•
Some executive officers and directors of Immunome and Morphimmune have interests in the Merger that are different from the respective stockholders of Immunome and Morphimmune and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Immunome and Morphimmune;
•
The market price of Immunome common stock following the Merger may decline as a result of the Merger;

•
Immunome and Morphimmune securityholders will have a materially reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies;

•
During the pendency of the Merger Agreement, Immunome and Morphimmune may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses;

•
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement;

•
Because the lack of a public market for Morphimmune’s capital stock makes it difficult to evaluate the fairness of the Merger, the shareholders of Morphimmune may receive consideration in the Merger that is less than the fair market value of Morphimmune’s capital stock and/or Immunome may pay more than the fair market value of Morphimmune’s capital stock;

•
The opinion delivered by Stifel to the Immunome Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may have occurred since the date of the opinion;

•
The financial projections included in the section titled “The Merger — Certain Immunome and Morphimmune Unaudited Financial Projections”, which were considered by the Immunome Board in evaluating the Merger and used at the direction of Immunome by Stifel in rendering its Opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of the combined company’s product candidates, the actual results for combined company’s business may be materially different from the results reflected in the financial projections;

•
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Morphimmune stockholders who are U.S. holders in respect of their Morphimmune capital stock;

•
The combined company may become involved in securities class action litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages; and

•
Immunome or Morphimmune may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus/information statement or resoliciting stockholder approval.

Risks Related to Morphimmune
•
We are a preclinical-stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

•
We have a limited operating history, which may make it difficult to evaluate our drug development capabilities and predict our future performance.

•
We will need to raise substantial additional funds to advance development of our programs and development candidates and our discovery engine, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize them.

•
Our current and future potential product candidates are or will be in preclinical development and have never been tested in humans. We may be unable to advance any of our programs and development candidates into or through clinical development, obtain regulatory approval and ultimately commercialize them, or we may experience significant delays in doing so, either ourselves or through a partner.
•
Any inability to attract and retain qualified key management, technical personnel and employees would impair our ability to implement our business plan.

•
We are highly dependent on our relationship with Purdue Research Foundation, or PRF, and Purdue University, or Purdue, as a licensor of substantially all of the intellectual property we use for research and development of our programs and current and future potential product candidates.

•
The market may not be receptive to our programs and development candidates, and we may not generate any revenue from their sale, partnering or licensing.

•
If we are unable to obtain or protect intellectual property rights related to our technology, programs and development candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.

•
Even if we receive regulatory approval of our programs and development candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements.

Risks Related to the Combined Company
•
Immunome expects to incur substantial expenses related to the Merger;

•
Following the Merger, Immunome and Morphimmune may be unable to successfully integrate their businesses and realize the anticipated benefits of the Merger;

•
The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

•
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger;

•
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies;

•
Immunome and Morphimmune do not anticipate that the combined company will pay any cash dividends in the foreseeable future;

•
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline;

•
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline;

•
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger;

•
The combined company will have broad discretion in the use of proceeds from the PIPE Financing (if completed) and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment; and

•
The PIPE Financing may not be completed.

Regulatory Approvals (see page 112)
In the United States, Immunome must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Immunome common stock to Morphimmune’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. Immunome does not intend to seek any regulatory approval from antitrust authorities to consummate the Contemplated Transactions.
Nasdaq Stock Market Listing (see page 115)
Shares of Immunome common stock are currently listed on The Nasdaq Capital Market under the symbol “IMNM.” Under the Merger Agreement, each of Morphimmune’s and Immunome’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Immunome common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Morphimmune, Immunome and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus/information statement.
Anticipated Accounting Treatment (see page 115)
The Merger is expected to be treated as an asset acquisition by Immunome of Morphimmune in accordance with U.S. generally accepted accounting principles (GAAP). Upon completion of the Merger, Immunome will obtain control of Morphimmune’s assets consisting primarily of cash and in-process research and development (IPR&D) associated with Morphimmune’s potential primary product candidate, Mi-1001, and development program, 177Lu-FAP.
In accordance with U.S. GAAP, Immunome must first assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. An initial screen test is completed to determine if substantially all of the fair value of the gross assets acquired of Morphimmune is concentrated in a single asset or group of similar assets. If that screen is met, the set is not considered a business and is accounted for as an asset acquisition. Immunome will account for the acquisition of Morphimmune as an asset acquisition as substantially all of the fair value of the gross assets being acquired of Morphimmune is concentrated within the Mi-1001 product candidate and 177Lu-FAP development program which are considered a group of similar assets. These programs are deemed to be similar IPR&D assets being acquired based on the similarity of: (i) their current preclinical stage of development, (ii) solid tumor therapeutic indications, (iii) risks for development, (iv) regulatory pathway, and (v) economics of commercialization.
Since the IPR&D being acquired has no alternative future use, Immunome expects to record the amount of consideration allocated to the IPR&D assets as research and development expense in its statement of operations on the date of acquisition.
Description of Immunome and Morphimmune Capital Stock (see page 20)
Both Immunome and Morphimmune are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Morphimmune stockholders will become Immunome stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Immunome and the amended and restated certificate of incorporation of Immunome, as may be amended by each of the Exculpation Proposal and the Authorized Share Proposal if approved by the Immunome stockholders at the Immunome special meeting. The rights of Immunome stockholders contained in Immunome’s amended and restated certificate of incorporation, and amended and restated bylaws differ from the rights of Morphimmune stockholders under Morphimmune’s current amended and restated certificate of incorporation and bylaws, as more fully described under the section titled “Comparison of Rights of Holders of Immunome Stock and Morphimmune Stock” beginning on page 216 of this proxy statement/prospectus/information statement.

Immunome Stockholder Meeting (see page 128)
The Immunome special meeting will be held exclusively online via audio-only webcast on September 29, 2023 at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Immunome special meeting can be accessed by visiting www.virtualshareholdermeeting.com/IMNM2023SM, where you will be able to vote your shares and submit questions during the Immunome special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 9:45 a.m. Eastern Time, and Immunome encourages you to allow ample time for the online check-in procedures. Please note that you will not be able to attend the Immunome special meeting in person. For more information on the Immunome special meeting, see the section titled “The Special Meeting of Immunome’s Stockholders” beginning on page 76 of this proxy statement/prospectus/ information statement.
Market Price and Dividend Information
Immunome’s common stock is currently listed on The Nasdaq Capital Market under the symbol “IMNM.” Morphimmune is a private company and its common stock and preferred stock are not publicly traded.
Immunome Common Stock
The closing price of Immunome common stock on June 28, 2023, the trading day immediately prior to the public announcement of the Merger on June 29, 2023, as reported on The Nasdaq Capital Market, was $5.91 per share. The closing price of Immunome common stock on August 24, 2023, as reported on The Nasdaq Capital Market, was $7.03 per share.
Because the market price of Immunome common stock is subject to fluctuation, the market value of the shares of Immunome common stock that Morphimmune stockholders will be entitled to receive in the Merger may increase or decrease.
As of August 21, 2023, the record date for the Immunome special meeting, there were approximately 71 holders of record of the Immunome common stock.
Dividends
Immunome has never declared or paid any cash dividends on the Immunome common stock and does not anticipate paying cash dividends on Immunome common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Morphimmune has never declared or paid any cash dividends on shares of Morphimmune capital stock. Morphimmune anticipates that the combined company will retain all of its future earnings to advance the preclinical studies and clinical trials for its product candidates, and does not anticipate paying any cash dividends on shares of its common stock in the foreseeable future. Any future determination to declare cash dividends on shares of the combined company’s common stock will be made at the discretion of the Combined Company Board, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions and other factors that the Combined Company Board of directors may deem relevant.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in and incorporated by reference into this proxy statement/prospectus/ information statement, you should carefully consider the material risks described below before deciding how to vote your shares of Immunome common stock. In addition, you should read and consider the risks associated with the business of Immunome because these risks may also affect the combined company. These risks can be found in Immunome’s Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. You should also read and consider the other information in this proxy statement/prospectus/information statement and the other documents incorporated by reference into this proxy statement/prospectus/information. Realization of any of the risks described below, any of the uncertainties described under “Cautionary Note Regarding Forward-Looking Statements” could have a material adverse effect on Immunome’s, Morphimmune’s or the combined company’s businesses, financial condition, cash flows and results of operations. Please see the section titled “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement.
Risks Related to the Merger
The Merger may not be completed on the terms or timeline currently contemplated, or at all.
The consummation of the Merger is subject to numerous conditions, including (1) the effectiveness of the Registration Statement, (2) the approval by Immunome’s stockholders of the Stock Issuance Proposal, (3) the approval by Morphimmune’s stockholders of the Merger, and (4) other customary closing conditions and there can be no assurance that the Merger will be consummated. See the section “The Merger Agreement — Conditions to the Completion of the Merger” on page 121 of this proxy statement/prospectus/information statement.
If the Merger is not completed for any reason, the price of Immunome’s common stock may decline to the extent that the market price of Immunome’s common stock reflects or previously reflected positive market assumptions that the Merger would be completed and the related benefits would be realized. In addition, Immunome and Morphimmune have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Merger. These expenses must be paid regardless of whether the Merger is consummated.
The Exchange Ratio is fixed and will not be adjusted based on the market price of Immunome common stock, so the consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The relative proportion of the combined company that the Immunome stockholders and Morphimmune stockholders will own when the Merger closes was fixed at the signing of the Merger Agreement and will not change based on developments prior to the closing of the Merger or changes in the trading price of Immunome common stock. Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing. For a more complete description of the Merger, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 120 of this proxy statement/prospectus/information statement.
Failure to complete the Merger may result in Immunome or Morphimmune paying a termination fee to the other party and could harm the common stock price of Immunome.
If the Merger is not completed, each of Immunome and Morphimmune is subject to the following risks:

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upon termination of the Merger Agreement, Immunome may be required to pay Morphimmune a termination fee of $3.0 million or up to $1.5 million in expense reimbursements; or Morphimmune may be required to pay Immunome a termination fee of $3.0 million or up to $1.5 million in expense reimbursements;

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the parties have incurred, and will continue to incur, significant expenses related to the Merger, such as legal, financial advisor and accounting fees, which must be paid even if the Merger is not completed; and

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the price of Immunome’s common stock may decline and remain volatile.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and/or other causes.
In general, either Immunome or Morphimmune can refuse to complete the Merger if there is a Company Material Adverse Effect (as defined in the Merger Agreement) or a Parent Material Adverse Effect (as defined in the Merger Agreement), as applicable, between June 29, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on Immunome or Morphimmune, including:
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general business, political or economic conditions generally affecting the industry in which Morphimmune or Immunome operate;

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acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions;

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changes in financial, banking or securities markets;

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any change in the stock price or trading volume of Immunome common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Immunome common stock may be taken into account in determining whether a material adverse effect with respect to Immunome has occurred, unless such effects are otherwise excepted from the definition of Immunome material adverse effect);

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any failure by Immunome to meet internal or analysts’ expectations or projections or the results of operations of Immunome (it being understood, however, that any effect causing or contributing to the failure of Immunome to meet internal or analysts’ expectations or projections or the results of operations of Immunome may be taken into account in determining whether a material adverse effect with respect to Immunome has occurred, unless such effects are otherwise excepted from the definition of Immunome material adverse effect);

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any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of ay applicable law or GAAP);

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the announcement of the Merger Agreement or the pendency of the Contemplated Transactions; or

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the taking of any action required to be taken by the Merger Agreement.

If a material adverse change occurs with respect to either party or both parties and Immunome and Morphimmune still complete the Merger, the stock price of the combined company following the closing of the Merger may suffer. Further, if such adverse changes constitute a Material Adverse Effect (as defined in the Subscription Agreements) or a Company Material Adverse Effect (as defined in the Merger Agreement), the PIPE Investors will not be obligated to consummate the purchase of shares of Immunome’s common stock in connection with the PIPE Financing. This in turn may reduce the value of the Merger to the stockholders of Immunome, Morphimmune or both.

Some executive officers and directors of Immunome and Morphimmune have interests in the Merger that are different from the respective stockholders of Immunome and Morphimmune and that may influence them to support or approve the Merger without regard to the interests of the respective stockholders of Immunome and Morphimmune.
Some officers and directors of Immunome and Morphimmune are parties to arrangements that provide them with interests in the Merger that are different from the respective stockholders of Immunome and Morphimmune, including the grant of the Merger Option, service as an officer or director of the combined company following the closing of the Merger, severance and retention benefits, the acceleration of equity award vesting, continued indemnification, and participation in the PIPE Financing. For more information regarding the interests of the Immunome and Morphimmune executive officers and directors in the Merger, see the sections titled “The Merger-Interests of the Immunome Directors and Executive Officers in the Merger” and “The Merger-Interests of the Morphimmune Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.
The market price of Immunome common stock following the Merger may decline as a result of the Merger.
The market price of Immunome common stock may decline as a result of the Merger for a number of reasons, including if:
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investors react negatively to the prospects of the combined company’s business and prospects following the closing of the Merger;

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the effect of the Merger on the combined company’s business and prospects following the closing of the Merger is not consistent with the expectations of financial or industry analysts; or

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the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by stockholders or financial or industry analysts, or at all.

Immunome and Morphimmune securityholders will have a materially reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing of the Merger as compared to their current ownership and voting interest in the respective companies.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the outstanding shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the outstanding shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall; and prior to giving effect to the PIPE Financing. Additionally, immediately following the PIPE Financing, the pre-Merger equityholders of Immunome are expected to hold approximately 30.0% of the shares of Immunome common stock, the pre-Merger equityholders of Morphimmune are expected to hold approximately 24.5% of the shares of Immunome common stock, and the investors in the PIPE Financing are expected to hold approximately 45.5% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall. For a more complete description of the Merger, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 120 of this proxy statement/prospectus/information statement.
Following the Closing, Dr. Siegall, the President and Chief Executive Officer of Morphimmune, will serve as Chairman and Chief Executive Officer of Immunome as the combined company. Additionally, following the closing, the Combined Company Board will consist of seven directors and will be comprised of two members designated by Morphimmune (Dr. Siegall and Mr. Barchas), one member designated by Immunome (Mr. Wagenheim) and four independent directors to be mutually agreed (who will include Dr. Prendergast who currently serves as a member of the Immunome Board and the Morphimmune Board, and James Boylan, the designee appointed by Enavate, pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing).

During the pendency of the Merger Agreement, Immunome and Morphimmune may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of Immunome and Morphimmune to make acquisitions, subject to specified exceptions relating to fiduciary duties, or complete other mergers, sales of assets or other business combinations pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions, even if any such transaction could be favorable to such party’s stockholders. For a more complete description of the restrictions on pursuing alternative transactions please see the section titled “The Merger Agreement” beginning on page 120 of this proxy statement/prospectus/information statement.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Immunome and Morphimmune from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances for Immunome when the Immunome Board determines in good faith, after consultation with its outside financial advisor and outside counsel, that an unsolicited competing proposal constitutes, or is reasonably likely to result in, a superior competing proposal and, after consultation with its outside counsel, that failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Immunome Board. Even in such circumstances, while the Immunome Board may change its recommendation to Immunome stockholders, Immunome will remain obligated to hold a stockholder vote on the Share Issuance Proposal and may not terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal. In addition, if Immunome or Morphimmune terminate the Merger Agreement under specified circumstances, including terminating because of a decision of the Immunome Board to recommend a superior competing proposal, Immunome may be required to pay Morphimmune a termination fee of $3.0 million and/or up to $1.5 million in expense reimbursements or Morphimmune may be required to pay Immunome a termination fee of $3.0 million, and/or up to $1.5 million in expense reimbursements, as defined and described under “The Merger Agreement-Termination and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to Immunome or its stockholders and may cause the Immunome Board or the Morphimmune Board, as the case may be, to be less inclined to recommend a competing proposal.
Because the lack of a public market for Morphimmune’s capital stock makes it difficult to evaluate the fairness of the Merger, the stockholders of Morphimmune may receive consideration in the Merger that is less than the fair market value of Morphimmune’s capital stock and/or Immunome may pay more than the fair market value of Morphimmune’s capital stock.
The outstanding capital stock of Morphimmune is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Morphimmune’s capital stock. Because the percentage of Immunome equity to be issued to Morphimmune stockholders was determined based on negotiations between the parties, it is possible that the value of the Immunome common stock to be received by Morphimmune stockholders will be less than the fair market value of Morphimmune’s capital stock, or Immunome may pay more than the aggregate fair market value for Morphimmune’s capital stock.
The Opinion delivered by Stifel to the Immunome Board prior to the entry into the Merger Agreement does not reflect changes in circumstances that may occur after the date of the Opinion.
The Immunome Board has not obtained an updated Opinion either as of the date of this proxy statement/prospectus/information statement or as of any other date subsequent to the date of the Opinion from Stifel, Immunome’s financial advisor. Changes in circumstances, including without limitation the operations and prospects of Immunome or Morphimmune, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of Immunome and Morphimmune, including the recent increases in inflation and lending rates that have caused higher than normal volatility in the financial markets generally, are not reflected in the Opinion. The Opinion does not speak as of any date other than the date of such opinion.
The financial projections included in the section titled “The Merger — Certain Immunome and Morphimmune Unaudited Financial Projections”, which were considered by the Immunome Board in evaluating the Merger and used by Stifel at the direction of Immunome in rendering its Opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of the combined company’s product candidates, the actual results for combined company’s business may be materially different from the results reflected in the financial projections.
As further described below in the section titled “The Merger — Certain Immunome and Morphimmune Unaudited Financial Projections”, in connection with the Immunome Board’s evaluation of the Merger, Immunome’s management prepared certain unaudited prospective internal financial projections with respect to Immunome that were provided to the Immunome Board in connection with its evaluation of the Merger and to Stifel in connection with its financial analysis and Opinion. In addition, Immunome received from Morphimmune certain unaudited prospective internal financial projections with respect to Morphimmune. These Morphimmune projections, as provided by Morphimmune and as adjusted by Immunome’s management, were also provided to the Immunome Board in connection with its evaluation of the Merger and to Stifel in connection with its financial analysis and Opinion, as described below under “The Merger — Opinion of Immunome’s Financial Advisor”. The Financial Projections reflect numerous variables, estimates, forecasts and assumptions and if any of these variables, estimates, forecasts and assumptions prove to be wrong, the actual results for the combined company’s business may differ materially from the results reflected in the Financial Projections.
The estimated probabilities of technical success included in the Financial Projections take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions and competition, and these assumptions, including those with respect to regulatory approval and probability of success more broadly, are inherently uncertain and could prove inaccurate.
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Morphimmune stockholders who are U.S. holders in respect of their Morphimmune capital stock.
Immunome and Morphimmune intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement, and, subject to the limitations and qualifications described therein, in the opinion of Cooley LLP (Cooley) and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mintz), the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
In the event that the Merger does not qualify as a reorganization, the Merger would result in taxable gain or loss for each Morphimmune stockholder who is a U.S. holder, with the amount of such gain or loss determined by the amount that each such Morphimmune stockholder’s adjusted tax basis in the Morphimmune capital stock surrendered is less or more than the fair market value of the Immunome common stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of Morphimmune capital stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.
The combined company may become involved in securities litigation that could divert management’s attention and harm the combined company’s business and insurance coverage may not be sufficient to cover all costs and damages.
In the past, securities class action or stockholder derivative litigation often follows certain significant business transactions, such as the sale of a business division or announcement of a merger. The combined company may become involved in this type of litigation in the future in connection with the Merger and the other Contemplated Transactions. As of August 24, 2023, Immunome has received five demand letters from purported stockholders relating to the proposed Merger, the Contemplated Transactions, access to Immunome’s books and records and the disclosures contained in this proxy statement/prospectus/information statement. Responding to these demands and litigation often is expensive and diverts management’s attention and resources, which could adversely affect the combined company’s business.
Immunome or Morphimmune may waive one or more of the conditions to the Merger without recirculation of this proxy statement/prospectus/information statement or resoliciting stockholder approval.
Conditions to Immunome’s or Morphimmune’s obligations to complete the Merger may be waived, in whole or in part, to the extent permitted by law, in certain circumstances unilaterally or by agreement of Immunome and Morphimmune. In the event of a waiver of a condition, the Immunome Board will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus/information statement and resolicitation of stockholder approval is necessary.
In the event that the Immunome Board, in its own reasonable discretion, determines any such waiver is not significant enough to require recirculation of this proxy statement/prospectus/information statement and re-solicitation of its stockholders, it will have the discretion to complete the Merger without seeking further stockholder approval, which decision may have a material adverse effect on the Immunome stockholders.
For more information about the conditions to the completion of the Merger, see the section titled “The Merger Agreement — Conditions to the Completion of the Merger.”
Risks Related to Morphimmune
As noted throughout this proxy statement/prospectus/information statement, we are subject to a number of risks and uncertainties. You should consider and read carefully all the risks and uncertainties described below, as well as other information included in this proxy statement/prospectus/information statement, including our financial statements and related notes and our “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.” The risks and uncertainties described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This proxy statement/prospectus/information statement also contains forward-looking statements and estimates. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.
References to “we,” “us,” and “our” in this section refer to Morphimmune.
Risks Related to Our Business
We are a preclinical-stage biopharmaceutical company with a history of losses. We expect to continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.
We are a preclinical stage biopharmaceutical company with a history of losses. Since our inception, we have devoted substantially all of our resources to research and development, raising capital, building our management team and building our intellectual property portfolio, and we have incurred significant operating losses. As of June 30, 2023, we had an accumulated deficit of $19.1 million. Our net loss was $7.5 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively. Substantially all our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. To date, we have not generated any revenue from product sales, and we have not identified or sought or obtained regulatory approval for the marketing or sale of any product candidate. Furthermore, we do not expect to generate any revenue from product sales for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development activities and the regulatory approval process for our programs and potential future product candidates.
We expect our net losses to increase substantially as we continue our operations; however, the amount of our future losses is uncertain. Our ability to achieve or sustain profitability, if ever, will depend on, among other things, successfully identifying and developing product candidates, obtaining regulatory approvals for marketing and commercialization, manufacturing on commercially reasonable terms, entering into additional potential future strategic partnerships and performing and meeting milestones on strategic partnerships, establishing a sales and marketing organization or suitable third-party alternatives for any approved product and raising sufficient funds to finance business activities. If we, or our potential future partners, are unable to commercialize one or more of our current and future potential product candidates, or if sales revenue from any product candidate that receives approval is insufficient, we will not achieve or sustain profitability, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.
We have a limited operating history, which may make it difficult to evaluate our drug development capabilities and predict our future performance.
We are early in our development efforts and we have not initiated clinical trials for any of our drug candidates. We were formed in January 2020, have no drugs approved for commercial sale and have not generated any revenue from drug sales. Our ability to generate drug revenue, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our drug candidates, which may never occur. We may never be able to develop or commercialize a marketable drug.
Our current and future drug candidates require additional discovery research, preclinical development, clinical development, regulatory approval in multiple jurisdictions to market, manufacturing validation, obtaining current good manufacturing practice (cGMP) manufacturing supply, capacity and expertise, building of a commercial and distribution organization, substantial investment and significant marketing efforts before we generate any revenue from drug sales.
Our limited operating history may make it difficult to evaluate our drug candidates and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.
In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our drug candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.
We will need to raise substantial additional funds to advance development of our programs and development candidates and our target effector platform, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize them.
The research and development of biopharmaceutical products is capital-intensive. If our current and future potential product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our development, regulatory, manufacturing, marketing and sales capabilities. We have used substantial funds to develop our programs and potential product candidates and will require significant funds to continue to develop our platform and conduct further research and development, including preclinical studies and clinical trials, to seek regulatory approvals and to manufacture and market products, if any, that are approved for commercial sale.
As of June 30, 2023, we had $16.0 million in cash. Based on our current operating plan, we believe that our cash as of June 30, 2023, will be sufficient to fund our operations for at least 12 months from the filing date of this proxy/prospectus/information statement. Our future capital requirements and the period for which we expect our existing resources to support our operations may vary significantly from what we expect. Our monthly spending levels vary based on new and ongoing research and development and other corporate activities. Because the length of time and activities associated with successful research and development of biopharmaceutical products is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. The timing and amount of our operating expenditures will depend largely on factors discussed in this section, including the following:
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the scope, number, timing and progress of preclinical and clinical development activities;

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the price and pricing structure that we are able to obtain from our third party contract manufacturers to manufacture our preclinical study and potential clinical trial materials and supplies and other vendors relevant to advancement of our programs;

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our ability to maintain our current licenses, conduct our research and development programs and establish new strategic partnerships and collaborations;

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the costs involved in obtaining, maintaining, enforcing and defending patents and other intellectual property rights and the resources needed to pursue regulatory approvals;

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our efforts to enhance operational systems, secure sufficient laboratory space and hire additional personnel, including personnel to support development of our programs and development candidates and satisfy our obligations as a public company.

To date, we have primarily financed our operations through the sale of equity securities and convertible debt. We may seek to raise any necessary additional capital through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing arrangements. We cannot assure you that we will be successful in acquiring additional funding at levels sufficient to fund our operations on terms favorable to us. If we are unable to obtain adequate financing when needed, we may have to delay, reduce the scope of or suspend one or more of our preclinical studies, clinical trials, research and development programs or commercialization efforts. Because of the numerous risks and uncertainties associated with the development and commercialization of our current and future product candidates and the extent to which we may enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated preclinical studies and clinical trials, including manufacturing costs. To the extent that we raise additional capital through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights, future revenue streams or research programs or to grant licenses on terms that may not be as favorable to us. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.
We do not expect to realize revenue from product sales (either directly or through our collaborators) in the foreseeable future, if at all, and unless and until they are clinically tested, approved for commercialization and successfully marketed.
Our current and future potential product candidates are or will be in preclinical development and have never been tested in humans. We may be unable to advance any of our programs and development candidates into or through clinical development, obtain regulatory approval and ultimately commercialize them, or we may experience significant delays in doing so, either ourselves or through a partner.
Other than Mi-1001, our lead candidate in our FA-TLR7a program, and our 177Lu-FAP program, we have no identified development candidates or programs at this time, and we may never identify any or advance them to IND-enabling studies or clinical-stage development. We have no products on the market or that have gained regulatory approval or that have entered clinical trials. None of our current and future potential product candidates has ever been tested in humans. Our ability to generate revenue and achieve and sustain profitability depends on our ability to identify programs and nominate development candidates, advance them into preclinical and clinical development and obtain regulatory approvals for and successfully commercializing them, either alone or through a collaboration.
Before obtaining regulatory approval for the commercial distribution of any programs or development candidates, we, either alone or with or through a collaborator, must conduct extensive preclinical studies, followed by clinical trials to demonstrate their safety and efficacy in humans. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs, our clinical protocols or if the outcome or our preclinical studies will ultimately support the further development of our preclinical programs or testing in humans. As a result, we cannot be sure that we will be able to submit IND or similar applications for our proposed clinical programs on the timelines we expect, if at all, and we cannot be sure that submissions of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials for any of our current or future potential product candidates to begin. Our current or future potential product candidates are in preclinical development, and we are subject to the risks of failure inherent in the development of candidates based on novel approaches, targets and mechanisms of action.
We expect to prepare and submit to the appropriate government authority an IND application (or equivalent) for Mi-1001 by the fourth quarter of 2024. We also expect to nominate a 177Lu- FAP potential product candidate in the fourth quarter of 2023 and prepare and submit to the appropriate government authority an IND application (or equivalent) with respect to such potential product candidate by the first quarter of 2025. However, there can be no assurance that we will be able to do so as anticipated or that we will not face regulatory hurdles. If we do not advance Mi-1001 or fail to nominate and advance a 177Lu-FAP potential product candidate to IND, we may incur significant delays and expense identifying another development candidate, if any. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays, and difficulties frequently encountered by preclinical stage biopharmaceutical companies such as ours.
We may not have the financial resources to continue development of, or to enter into collaborations for, our programs and development candidates. This may be exacerbated by one or more of the following:
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negative or inconclusive results from our preclinical studies or potential clinical trials or the preclinical studies or clinical trials of others for programs and development candidates similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;

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product-related side effects experienced by participants in our potential clinical trials or by individuals using drugs or therapeutic antibodies similar to ours;

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delays in IND submissions or comparable foreign applications, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

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inadequate supply or quality of components or materials or other supplies necessary for the conduct of our preclinical studies or potential clinical trials;

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poor effectiveness of our development candidates during preclinical studies or clinical trials, if any;

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unfavorable FDA or other regulatory agency inspection and review of a clinical trial or manufacture site; failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all; or

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the FDA or other regulatory agencies interpreting our data differently than we do.

Further, we and any potential future partners may never receive necessary marketing and commercialization approvals from regulatory authorities. Even if we or a potential future partner obtains regulatory approval, the approval may be for targets, disease indications or patient populations not as broad as we intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. We or a potential future partner may be subject to post-marketing testing requirements to maintain regulatory approval.

We may pursue particular programs or development candidates; these decisions may prove to be wrong and may adversely impact our business.
In the natural course of progressing our programs and development candidates, we may make decisions about the prioritization of programs and development candidates that may prove to be incorrect. In addition, because we have limited financial and other resources, we may be limited in our ability to pursue all potential programs and development candidates of interest, including Mi-1001 and 177Lu-FAP, even if we would otherwise choose to do so if these limitations did not exist. For these reasons, we may fail to capitalize on viable opportunities. If we do not accurately evaluate the commercial potential or target market for a program or development candidate, we may relinquish valuable rights to it through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.
Any inability to attract and retain qualified key management, technical personnel and employees would impair our ability to implement our business plan.
Our success largely depends on the continued service of key management, in particular, our Chief Executive Officer Clay Siegall, Ph.D. and Chief Scientific Officer Jack Higgins, Ph.D., advisors and other specialized personnel. While we have a written employment agreement with our management team and each of our key employees, those employment arrangements are at-will and could be terminated at any time. The loss of one or more members of our executive team, management team or other key employees or advisors could delay our research and development programs and have a material and adverse effect on our business, financial condition, results of operations and prospects. We do not currently maintain “key man” insurance on any of our executive officers.
The relationships that our key management team members have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our programs, development candidates and technologies and the specialized nature of the regulatory approval process. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.
As of June 30, 2023, we had eight full-time employees. Our focus on the development of our programs and development candidates will require adequate staffing. We may need to hire and retain new employees to execute our future clinical development and manufacturing plans. We cannot provide assurance that we will be able to hire or retain adequate staffing levels to advance our platform, develop our programs or development candidates or run our operations or to accomplish our objectives.
We are highly dependent on our relationship with Purdue Research Foundation, or PRF, and Purdue University, or Purdue, as a licensor of substantially all of the intellectual property we use for research and development of our programs and current and future potential product candidates.
In 2021, we entered into a master license agreement with Purdue Research Foundation (Purdue License Agreement), pursuant to which we were granted a royalty-bearing, transferable, worldwide, exclusive license, sublicensable through multiple tiers, under certain intellectual property owned by PRF to research, develop, manufacture, and commercialize the licensed products in all fields of use with limited exceptions. Additionally, in 2022 we entered into a master sponsored research agreement with Purdue (Purdue MSRA), pursuant to which Morphimmune will fund certain research and development activities conducted at Purdue and is automatically vested with a non-exclusive, royalty-free license to use intellectual property developed pursuant to those activities for internal research and development purposes, as well as a first option to exclusively license such developed intellectual property. At present, the intellectual property licensed to us pursuant to the Purdue License represents all of the patents we use in the research and development of our current and future potential product candidates and technology platform. If intellectual property rights licensed to us under the Purdue License were terminated or materially modified, our business and future prospects could be materially and adversely affected.

The foundational work for Morphimmune’s FAP-targeted radiotherapy came from the laboratory of Dr. Phillip Low at Purdue University. Dr. Low continues to research novel methods for targeted drug discovery through his laboratory at Purdue. Except as provided in the Purdue License Agreement and Purdue MSRA, we do not have a right to license or otherwise acquire any intellectual property developed by Dr. Low or his laboratory. As a result, one or more third parties may seek to license or otherwise fund Dr. Low’s research in an effort to acquire intellectual property that may now or in the future be competitive with our current or future product candidates or our technology platform. In the future, we may seek to amend or expand our rights under the Purdue License Agreement or the Purdue MSRA, but we may not be able to do so on acceptable terms, if at all.
As a targeted radioligand therapy, our 177Lu-FAP program may face additional and potentially unpredictable challenges.
Lutetium-177, or Lu-177, oncology therapy is relatively new, and only two Lu-177 therapies have been approved in the United States or the European Union and only a limited number of clinical trials of products based on Lu-177 therapies have commenced. As such, it is difficult to accurately predict the developmental challenges Morphimmune may incur in advancing its program through candidate nomination, preclinical studies and clinical trials, if at all. The 177Lu-FAP program is subject to risks that may include:
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interruptions to our ability to obtain sufficient supply of Lu-177 for our preclinical needs and potential future clinical and commercial needs;

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we may not be able to find suitable vendors, including CROs and CMOs, for our development due to the limited number of suppliers qualified to work with radioactive material, or we may develop sole-source relationships with vendors, which may present additional risks inherent to a sole-source relationship;

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if we initiate a clinical trial, our ability to recruit patients may be negatively impacted by the limited number of sites that can administer radioligand therapies;

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if our product is successfully approved for commercial sale, our revenue may be negatively impacted by the limited number of sites that can administer radioligand therapies; and

Due to the short half-life of Lu-177, we may incur significant expense developing the means required to effectively and timely distribute drug products to clinical sites and, if approved, to sites for administration to patients.
We may not be successful in our efforts to use and expand our Targeted Effector platform to build a pipeline.
A key element of our strategy is to use and expand our Targeted Effector platform to build a pipeline and progress the pipeline through preclinical and clinical development for the treatment of various diseases. Our scientific research that forms the basis of our discovery efforts based on our Targeted Effector platform is ongoing. Our targeted effector platform may not be proven to be superior to competing technologies. Even if we are successful in building our pipeline, the programs and development candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from regulatory authorities or achieve market acceptance. If we or our collaborators do not successfully develop and commercialize programs and development candidates, we will not be able to generate product revenue in the future.
We may pursue particular programs or development candidates over others; these decisions may prove to be wrong and may adversely impact our business.
In the natural course of progressing our programs and development candidates, we may make decisions about the prioritization of programs and development candidates that may prove to be incorrect. In addition, because we have limited financial and other resources, we may be limited in our ability to pursue all potential programs and development candidates of interest, including Mi-1001 and 177Lu-FAP, even if we would otherwise choose to do so if these limitations did not exist. For these reasons, we may fail to capitalize on viable opportunities. If we do not accurately evaluate the commercial potential or target market for a program or development candidate, we may relinquish valuable rights to it through partnership, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.
If we choose to pursue strategic transactions, we may not be able to enter into such transactions on acceptable terms, if at all, which could adversely affect our development and commercialization activities, impact our cash position, increase our expense, and present significant distractions to our management.
From time to time, we may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases, joint ventures and out- or in-licensing. For example, we will evaluate and, if strategically attractive, may seek to enter into collaborations, including with biotechnology or biopharmaceutical companies or hospitals. The competition for partners is intense, and the negotiation process is time-consuming and complex. If we desire to enter into strategic transactions but are not able to do so, we may not have access to the required liquidity or expertise to further develop our programs and development candidates or our discovery engine. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business, but we may not be able to realize the benefit of acquiring such assets. Conversely, any new collaboration that we do enter into may be on terms that are not optimal for us. These transactions would entail numerous operational and financial risks, including:
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exposure to unknown liabilities and higher-than-expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses; and

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disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, programs or technologies, including impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and our business could be materially harmed by such transactions. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our programs and development candidates and have a negative impact on the competitiveness of any program or development candidate that reaches market.
In addition, to the extent any of our future partners were to terminate a collaboration agreement, we may be forced to independently develop our programs and development candidates, including funding preclinical studies or clinical trials, assuming marketing and distribution costs and maintaining, enforcing and defending intellectual property rights, or, in certain instances, abandoning any program or development candidate altogether, any of which could result in a change to our business plan and materially harm our business, financial condition, results of operations and prospects.
If third parties on which we intend to rely to conduct our current and future preclinical and clinical studies do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our programs could be delayed with material and adverse impacts on our business and financial condition.
We intend to rely on third-party clinical investigators, contract research organizations, or CROs, clinical data management organizations and consultants to design, conduct, supervise and monitor certain preclinical studies and any clinical trials. Because we intend to rely on these third parties and will not have the ability to conduct certain preclinical studies or clinical trials independently, we will have less control over the timing, quality and other aspects of such preclinical studies and clinical trials than we would have had we conducted them on our own. These investigators, CROs and consultants will not be our employees and we will have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties with which we may contract might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.
The FDA requires certain preclinical studies to be conducted in accordance with good laboratory practices and clinical trials must be conducted in accordance with good clinical practices, including for designing, conducting, recording and reporting the results of preclinical studies and clinical trials to ensure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. Our reliance on third parties that we do not control will not relieve us of these responsibilities and requirements. Any adverse development or delay in our clinical trials could have a material and adverse impact on our commercial prospects and may impair our ability to generate revenue.
Because we may rely on third parties for manufacturing, supply and testing, some of which may be sole source vendors, for preclinical and clinical development materials and commercial supplies, our supply may become limited or interrupted or may not be of satisfactory quantity or quality.
We may rely on third-party contract manufacturers for our preclinical and future clinical trial product materials and commercial supplies. We do not intend to produce any meaningful quantity of materials needed for preclinical and clinical development through our internal resources, and we do not currently own manufacturing facilities for producing such supplies. While we intend to try to avoid sole-source arrangements with any of our manufacturing, supply and testing vendors, it may not always be possible to do so. We cannot assure you that our preclinical or future clinical development product supplies and commercial supplies will not be limited or interrupted, especially with respect to any sole source third-party manufacturing and supply partners or will be of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements.
The manufacturing process for a program or development candidate is subject to FDA and other regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMP. In the event that any of our future manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, or at all. In some cases, the technical skills or technology required for manufacture may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our materials. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop in a timely manner or within budget.
If we are unable to obtain or maintain third-party manufacturing for any program or development candidate, or to do so on commercially reasonable terms, we may not be able to complete our development and commercialization efforts successfully. Our or a third party’s failure to execute on our manufacturing requirements and comply with cGMP could adversely affect our business in a number of ways, including:
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an inability to initiate or continue clinical trials;

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delay in submitting regulatory applications, or receiving regulatory approvals;

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loss of the cooperation of a potential future partner;

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subjecting third-party manufacturing facilities or our potential future manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease distribution or to recall batches; and

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in the event of approval to market and commercialize a product, an inability to meet commercial demands.

We may be unable to successfully scale manufacturing in sufficient quality and quantity, which would delay or prevent us from completing our development and commercialization efforts, if any.
In order to conduct our research and development efforts, including clinical trials, for our programs and development candidates, we will need to manufacture large quantities. If any programs or development candidates are commercialized, we will need to scale up our manufacturing efforts even further. We currently expect to continue to use third parties for our manufacturing needs, as we do not currently have, nor do we currently intend to establish, our own manufacturing capacity. Our manufacturing partners may be unable to successfully increase the manufacturing capacity for any program or development candidate in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and our manufacturers may fail to perform under their contracts with us, which could result in an unexpected need to change manufacturers. If we or our manufacturing partners are unable to successfully scale the manufacture at any stage, in sufficient quality and quantity, the development, testing and clinical trials of that program or development candidate may be delayed or infeasible, and regulatory approval or commercial launch of any potential resulting product may be delayed or not obtained, which could significantly harm our business.
Our significant reliance on third-party vendors could impair our ability to implement our business plan.
We rely on, and expect to continue to rely on, third-party vendors for many aspects of our business. We depend on these third parties, and likely will continue to depend on them, to perform their obligations in a timely manner consistent with contractual and regulatory requirements. We may also need to rely on certain vendors as our sole source for manufacturing or other services, establishing additional or replacement sole source vendors, if required, may not be accomplished quickly. If we are unable to make arrangements with a vendor for a particular need, or maintain our relationship with that vendor, on commercially reasonable terms, we may not be able to develop and commercialize our programs or development candidates successfully or operate our business as we intend, which could harm our business, result of operations, financial condition and prospects.
Clinical trials are expensive, time-consuming and difficult to design and implement.
Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our programs and development candidates are based on new technologies and discovery approaches, we expect that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat study participants and to treat potential side effects that may result from our development candidates may be significant. Accordingly, our clinical trial costs are likely to be high and could have a material and adverse effect on our business, financial condition, results of operations and prospects.
Clinical development has an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.
It is impossible to predict when or if any of our programs or development candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities, we must, as applicable, complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. The results of preclinical studies and early clinical trials of any of our programs and development candidates may not be predictive of the results of later-stage clinical trials. In addition, development candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. A number of pharmaceutical companies have suffered significant setbacks in advanced clinical trials due to lack of efficacy or safety profiles, notwithstanding promising results in earlier trials.
We do not know whether planned preclinical studies and clinical trials will be completed on schedule or at all, or whether planned clinical trials will begin on time, need to be redesigned, enroll participants on time or be completed on schedule, if at all. Our development programs may be delayed for a variety of reasons, including delays related to:
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inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

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delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

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delays in developing suitable assays for screening participants for eligibility for trials with respect to certain programs and development candidates;

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delays in reaching agreement with the FDA, European Medicines Agency or other regulatory authorities as to the design or implementation of our clinical trials;

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reaching agreement on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

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obtaining institutional review board, or IRB, approval at each clinical trial site;

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recruiting suitable participants to participate in a clinical trial and having participants complete a clinical trial or return for post-treatment follow-up;

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clinical trial sites, CROs or other third parties deviating from trial protocol or dropping out of a trial;

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failure to perform in accordance with the FDA’s good clinical practice (GCP) requirements, or applicable regulatory guidelines in other countries;

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any unresolved ethical issues associated with enrolling patients in clinical trials in lieu of prescribing existing treatments that have established safety and efficacy profiles.

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addressing participant safety concerns that arise during the course of a trial, including occurrence of adverse events that are viewed to outweigh potential benefits; or

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having inadequate supply or quality of components or materials or other supplies necessary for the conduct of our preclinical studies or clinical trials.

Furthermore, we expect to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials and, while we expect to enter into agreements governing their committed activities, we have limited influence over their actual performance.
Clinical trials may be suspended or terminated by us, our partners, the IRBs of the institutions in which such trials are being conducted, the Data Safety Monitoring Board for such trial or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug or therapeutic biologic, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of any of our programs, the commercial prospects will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow our product development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval.
We have a limited operating history, which may make it difficult to evaluate our drug development capabilities and predict our future performance.
We are early in our development efforts and we have not initiated clinical trials for any of our drug candidates. We were formed in January 2020, have no drugs approved for commercial sale and have not generated any revenue from drug sales. Our ability to generate revenue, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our drug candidates, which may never occur. We may never be able to develop or commercialize a marketable drug.
Our current and future drug candidates require additional discovery research, preclinical development, clinical development, regulatory approval in multiple jurisdictions to market, manufacturing validation, obtaining cGMP manufacturing supply, capacity and expertise, building of a commercial and distribution organization, substantial investment and significant marketing efforts before we generate any revenue from drug sales.
Our limited operating history may make it difficult to evaluate our drug candidates and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.
In addition, as an early-stage company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our drug candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.
If we encounter difficulties enrolling participants in our potential clinical trials, our clinical development activities could be delayed or otherwise adversely affected.
We may not be able to initiate or continue clinical trials for our programs or development candidates if we are unable to locate and enroll a sufficient number of eligible participants to participate in these trials as required by the FDA or other regulatory authorities. The enrollment of participants depends on many factors, including:
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the severity of the disease under investigation;

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the eligibility criteria defined in the clinical trial protocol and the size of the population required for analysis of the trial’s primary endpoints;

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the existence of approved antibody therapies, or ones available under Emergency Use Authorizations, for treating similar populations may limit recruitment into the clinical trial;

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the willingness or availability of eligible individuals to participate in our clinical trials;

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the proximity and availability of clinical trial sites;

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the referral practices of physicians;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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perceptions as to the potential advantages of the candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

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our ability to obtain and maintain participant consents; and

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the risk that those enrolled in clinical trials will drop out of the trials before completion.

In addition, our future clinical trials will compete with other clinical trials for programs and development candidates that are in the same therapeutic areas as those being pursued by us, and this competition will reduce the number and types of participants available to us, because some participants who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of participants who are available for our clinical trials at such clinical trial sites. Additionally, because we anticipate that some of our oncology clinical trials will be in patients with advanced solid tumors, the patients are typically in the late stages of the disease and may experience disease progression or adverse events independent from our programs and development candidates, making them unevaluable for purposes of the trial and requiring additional enrollment. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our pipeline.
The market may not be receptive to our programs and development candidates, and we may not generate any revenue from their sale, partnering or licensing.
Even if regulatory marketing approval is obtained, we may not generate or sustain revenue from sales of the corresponding product. Market acceptance will depend on, among other factors:
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the timing of our receipt of any marketing and commercialization approvals and the terms of such approvals;

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safety and efficacy;

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limitations or warnings contained in any labeling approved by the FDA or other regulatory authority;

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relative convenience and ease of administration;

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the availability of coverage and adequate government and third-party payor reimbursement and the pricing of our products, particularly as compared to alternative treatments; and

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availability of alternative effective treatments for the disease indications that our programs or development candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any program or development candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.
If the market opportunities for our programs and development candidates are smaller than we believe they are, our future product revenues may be adversely affected, and our business may suffer.
Our understanding of the number of people who suffer from certain types of medical conditions that may be able to be treated by our current and future potential product candidates and technology platform is based on estimates. These estimates may prove to be incorrect, and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States or elsewhere may turn out to be lower than expected or may not be otherwise amenable to treatment. Additionally, patients may become increasingly difficult to identify and access, all of which would adversely affect our business prospects and financial condition. In particular, the treatable population for various oncology indications may further be reduced if our estimates of addressable populations are erroneous or sub-populations of patients do not derive benefit from our programs and development candidates.
Further, there are several factors that could contribute to making the actual number of participants in clinical studies less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new therapies in many underdeveloped markets.
If any of our programs or development candidates is approved for marketing and commercialization in the future and we are unable to develop sales, marketing and distribution capabilities on our own or enter into agreements with third parties to perform these functions on acceptable terms, we will be unable to successfully commercialize any such future products.
We currently have no sales, marketing or distribution capabilities or experience. We will need to develop internal sales, marketing and distribution capabilities to commercialize each program and development candidate that gains FDA approval, which would be expensive and time-consuming, or enter into strategic partnerships with third parties to perform these services. If we decide to market any approved products directly, we will need to commit significant financial and managerial resources to develop a marketing and sales force with technical expertise and supporting distribution, administration and compliance capabilities.

If we rely on third parties with such capabilities to market any approved products or decide to co-promote products with partners, we will need to establish and maintain marketing and distribution arrangements with third parties, and there can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for any approved product. If we are not successful in commercializing any product approved in the future, either on our own or through third parties, our business and results of operations could be materially and adversely affected.
Additional regulatory burdens and other risks and uncertainties in foreign markets may limit our growth.
Our future growth may depend, in part, on our ability to engage in development and commercialization efforts in foreign markets for which we may rely on strategic partnership with third parties. We will not be permitted to market or promote any program or development candidate before we receive regulatory approval from the applicable regulatory authority in a foreign market, and we may never receive such regulatory approval. To obtain separate regulatory approval in foreign countries, we generally must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of a program or development candidate, and we cannot predict success in these jurisdictions. If we obtain approval of any of our programs or development candidates and ultimately commercialize any such program or development candidate in foreign markets, we would be subject to risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and the reduced protection of intellectual property rights in some foreign countries.
Our business entails a significant risk of product liability, which may not be sufficiently covered by our insurance.
As we move into conducting preclinical studies and clinical trials, we will be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of antibody treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, our partners or we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.
If we choose to pursue collaborations and other strategic transactions, we may not be able to enter into such transactions on acceptable terms, if at all, which could adversely affect our development and commercialization activities, impact our cash position, increase our expense, and present significant distractions to our management.
From time to time, we may consider strategic transactions, such as collaborations, acquisitions of companies, asset purchases, joint ventures and out- or in-licensing. For example, we will evaluate and, if strategically attractive, may seek to enter into collaborations, including with biotechnology or biopharmaceutical companies or hospitals. The competition for partners is intense, and the negotiation process is time-consuming and complex. If we desire to enter into strategic transactions but are not able to do so, we may not have access to the required liquidity or expertise to further develop our programs and development candidates or our target effector platform. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. We may acquire additional technologies and assets, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business, but we may not be able to realize the benefit of acquiring such assets. Conversely, any collaboration that we do enter into may be on terms that are not optimal for us. These transactions would entail numerous operational and financial risks, including:
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exposure to unknown liabilities and higher-than-expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses; and

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disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, programs or technologies, including impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and our business could be materially harmed by such transactions. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our programs and development candidates and have a negative impact on the competitiveness of any program or development candidate that reaches market.
In addition, to the extent any of our future partners were to terminate a collaboration agreement, we may be forced to independently develop our programs and development candidates, including funding preclinical studies or clinical trials, assuming marketing and distribution costs and maintaining, enforcing and defending intellectual property rights, or, in certain instances, abandoning any program or development candidate altogether, any of which could result in a change to our business plan and materially harm our business, financial condition, results of operations and prospects.
We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us. If their product candidates are shown to be safer or more effective than ours, then our commercial opportunity will be reduced or eliminated.
The development and commercialization of new product candidates is highly competitive. We compete in the segments of the pharmaceutical, biotechnology and other related markets that develop therapies for the treatment of cancer, which is highly competitive with rapidly changing standards of care. As such, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors also may obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.
We are aware of several other companies developing products advancing clinical stage programs to deliver TLR7 or FAP-targeted radioligand therapies. See the section entitled, “Description of Morphimmune’s Business — Competition” for additional information regarding our competitors. Many of our competitors, such as Novartis, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical studies, obtaining regulatory approvals and marketing approved products than we have. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and patient registration for clinical studies, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, these larger companies may be able to use their greater market power to obtain more favorable supply, manufacturing, distribution and sales-related agreements with third parties, which could give them a competitive advantage over us.
Further, as more product candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in that class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, or if the approval of other agents for an indication or patient population significantly alters the standard of care with which we tested our product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be materially and adversely affected.
Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical study sites and subject enrollment for clinical studies, as well as in acquiring technologies complementary to, or necessary for, Mi-1001, 177Lu-FAP or any future products or programs.
We may experience difficulties in managing our growth and expanding our operations.
As our programs and development candidates enter and advance through preclinical studies and any clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. We may also experience difficulties in the discovery and development of new programs and development candidates using our target effector platform if we are unable to meet demand as we grow our operations. In the future, we also expect to have to manage additional relationships with collaborators, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures and secure adequate facilities for our operational needs. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.
Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state health care fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. For example, individuals conducting the non-interventional clinical studies that we sponsor through which we obtain antibodies for development into potential antibody-based therapeutics may violate applicable laws and regulations regarding personal data. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business and financial condition, including the imposition of significant criminal, civil, and administrative fines or other sanctions, such as monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded health care programs, such as Medicare and Medicaid, integrity obligations, reputational harm and the curtailment or restructuring of our operations.

A cyber-attack or breach of our, or those third parties’ upon which we rely, information technology systems or our data could cause substantial costs, significant liabilities, harm to our brand and business disruption and/or a material adverse effect on our business.
In the ordinary course of business, we and the third parties upon which we rely collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, processing) proprietary, confidential, and sensitive data.
Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.
Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to conduct our business as presently conducted.
We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, and other similar threats.
In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.
Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.
Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.
We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.
Although we have measures in place to prevent the sharing and loss of proprietary, confidential, and sensitive data, any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of proprietary, confidential, and sensitive data (such as our clinical data or personal data) could result in significant liability under state (e.g., state breach notification laws), federal (e.g., the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH), and foreign law. A successful or attempted attack or other interruption could result in the unauthorized, unlawful, or accidental acquisition, modification, loss, alteration, encryption, disclosure of, access to, theft or destruction of our proprietary, confidential or sensitive data, or other misappropriation of assets, or otherwise disrupt our operations. A security incident or other interruption could disrupt our ability (and that of third parties upon whom we rely) to provide our services.
We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. We have invested in our systems and the protection and recoverability of our proprietary, confidential, and sensitive data to reduce the risk of an intrusion or interruption, but there can be no assurance that these measures and efforts will prevent future interruptions or breakdowns. We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.
Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. If we or our third-party vendors fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to these systems, we or our third-party vendors could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); disputes with physicians, clinical trial participants and our partners; regulatory sanctions or penalties; increases in operating expenses; expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows.
Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employee’s, personnel’s, or vendor’s use of generative artificial intelligence technologies.
If we do not comply with laws regulating the protection of the environment and health and human safety, our business could be adversely affected.
Our research and development involves the use of hazardous and radioactive materials and various flammable and toxic chemicals. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous and radioactive materials and waste products. Although we believe our procedures for storing, handling and disposing of these materials in our facilities comply with the relevant guidelines of the State of Indiana and the Occupational Safety and Health Administration of the U.S. Department of Labor, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for substantial resulting damages. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of animals and biohazardous materials. Our workers’ compensation insurance may not provide adequate coverage against costs and expenses we may incur due to injuries to our employees resulting from the use of these materials. Our current environmental liability insurance covering certain of our facilities could be inadequate for all environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials and waste products. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.
Our current laboratory operations are concentrated in one location, and we or the third parties upon whom we depend on may be adversely affected by natural or other disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Our current business operations are concentrated in Indiana. Any unplanned event, such as flood, fire, explosion, extreme weather condition, medical epidemics, including any potential effects from a pandemic, such as the COVID-19 pandemic, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities or the manufacturing facilities of our third-party contract manufacturers, or lose our repository of blood-based and other valuable laboratory samples, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development efforts or interruption of our business operations. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. In addition, terrorist acts or acts of war targeted at the United States, and specifically Indiana, could cause damage or disruption to us, our employees, facilities, partners and suppliers. The disaster recovery and business continuity plan we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development programs may be harmed. Any business interruption may have a material and adverse effect on our business and financial condition.
Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.
The results of our operations could be adversely affected by general conditions in the global economy, the global financial markets and the global political conditions. The United States and global economies are facing growing inflation, higher interest rates and potential recession. Furthermore, a severe or prolonged economic downturn, including a recession or depression or political disruption such as the war between Ukraine and Russia could result in a variety of risks to our business, including weakened demand for our programs and development candidates, if approved, relationships with any vendors or business partners located in affected geographies and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption, including any international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our potential products. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.
In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Furthermore, concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult to acquire financing on acceptable terms or at all. Any decline in available funding or access to cash and liquidity resources could, among other risks, adversely impact our and our vendors’, collaborators’ and other business relations’ ability to meet operating expenses, financial obligations or fulfill other obligations, potentially resulting in breaches of financial and/or contractual obligations and/or result in violations of federal or state wage and hour laws. Any of these impacts could have material adverse impacts on our business operations, financial condition and results of operations.
The impact of the Russian invasion of Ukraine on the global economy, energy supplies and raw materials is uncertain, but may prove to negatively impact our business and operations.
The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time. We continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the United States and several European and Asian countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, a prolonged conflict may result in challenges associated with timely receipt of customer payments and banking transactions, supply-chain issues, increased inflation, escalating energy prices and constrained availability, and thus increasing costs, of raw materials. We will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop. To the extent the war in Ukraine may adversely affect our business as discussed herein, it may also have the effect of heightening many of the other risks described herein. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation; disruptions to our global technology infrastructure, including through cyber-attack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; our ability to maintain or increase our product prices; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively affect our business and financial condition.
Risks Related to Our Intellectual Property
If we are unable to obtain or protect intellectual property rights related to our technology, programs and development candidates, or if our intellectual property rights are inadequate, we may not be able to compete effectively.
Our success depends in part on our ability to obtain and maintain protection for our owned and in-licensed intellectual property rights and proprietary technology. If we do not adequately protect our intellectual property rights, competitors or other third parties may be able to erode, negate or preempt any competitive advantage we may have, which could harm our business and ability to achieve profitability. We rely on patents and other forms of intellectual property rights, including in-licenses of intellectual property rights and biologic materials of others, to protect our discovery engine, pipeline, manufacturing methods, and methods for treating patients. However, the patent prosecution process is expensive, complex and time-consuming. Patent license negotiations also can be complex and protracted, with uncertain results. We may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner.
We may not be able to obtain patents on certain inventions if those inventions are publicly disclosed prior to our filing a patent application covering them. We enter into nondisclosure and confidentiality agreements with parties who have access to confidential information, including confidential information regarding inventions not yet disclosed in patent applications. In addition, under our collaboration agreements, we may be required to disclose confidential information regarding inventions not yet disclosed in patent applications. We cannot guarantee that any of these parties will not breach these confidentiality agreements and publicly disclose any of our inventions before a patent application is filed covering such inventions. If such confidential information is publicly disclosed, we may not be able to successfully patent it and consequently, we may not be able to prevent third parties from using such inventions.
If the scope of the patent protection we obtain is not sufficiently broad, we may not be able to prevent others from developing and commercializing technology and products similar or identical to ours. We in-license exclusive rights, including patents and patent applications, relating to our targeted effector-based therapeutics. The targeted effector-based therapeutics we commercialize may be based on combinations of multiple components (e.g., targeting ligands, linkers and effector moieties). There is no guarantee that such patent applications will be issued as patents, nor any guarantee that issued patents will provide adequate protection for the in-licensed technology or any meaningful competitive advantage. For example, we may obtain patents broadly covering one of the components but narrowly covering the other two components. The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending owned patent applications that mature into issued patents will include claims with a scope sufficient to protect our proprietary targeted effector-based therapeutics or otherwise provide any competitive advantage. Other parties have developed or may develop technologies that may be related or competitive with our approach, and may have filed or may file patent applications and may have been issued or may be issued patents with claims that overlap or conflict with our patent portfolio, either by claiming the same compounds, formulations or methods or by claiming subject matter that could dominate our patent position. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally twenty years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new targeted effector-based therapeutics, patents protecting such targeted effector-based therapeutics might expire before or shortly after such targeted effector-based therapeutics are commercialized. As a result, our patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar or identical to ours.
We, or any future partners, collaborators, or licensees, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position.
It is possible that defects of form in the preparation or filing of our patent portfolio may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our partners, collaborators, or licensees whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patent portfolio, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the United States Patent and Trademark Office (USPTO) and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and patent applications. We rely on our outside counsel or our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
The patent positions of biopharmaceutical companies are generally uncertain because they may involve complex legal and factual considerations that have, in recent years, been the subject of legal development and change. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are uncertain. The standards applied by the USPTO and foreign patent offices in granting patents are not always certain and moreover, are not always applied uniformly or predictably. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our owned or in-licensed patents or narrow the scope of our patent protection.
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. However, prior to March 16, 2013, in the United States, the first to invent was entitled to the patent. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patent portfolio, or that we were the first to file for patent protection of such inventions. If third parties have filed prior patent applications on inventions claimed in our patent portfolio that were filed on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by our patent portfolio. If third parties have filed such prior applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs.
Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, our patents may be challenged in the courts or patent offices in the United States and abroad. There is no assurance that all the potentially relevant prior art relating to our patent portfolio has been or will be found. For example, publications of discoveries in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, and in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patent portfolio, or that we were the first to file for patent protection of such inventions. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, our applications or applications filed by our licensors may be challenged through third-party submissions, opposition or derivation proceedings. By further example, our issued patents or the issued patents we in-license may be challenged through reexamination, inter partes review or post-grant review proceedings before the patent office, or in declaratory judgment actions or counterclaims. An adverse determination in any such submission, proceeding or litigation could prevent the issuance of, reduce the scope of, invalidate or render unenforceable our owned or in-licensed patent rights; limit our ability to stop others from using or commercializing similar or identical platforms and products; allow third parties to compete directly with us without payment to us; or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our owned or in-licensed patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize programs or development candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Pending and future patent applications may not result in patents being issued that protect our business, in whole or in part, or which effectively prevent others from commercializing competitive products. Competitors may also be able to design around our patents. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent or in the same manner as the laws of the United States. For example, patent laws in various jurisdictions, including jurisdictions covering significant commercial markets, such as the European Patent Office, China and Japan, restrict the patentability of methods of treatment of the human body more than United States law does. If these developments were to occur, they could have a material adverse effect on our ability to generate revenue.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our future development partners will be successful in protecting our targeted effector-based therapeutics by obtaining and defending patents. These risks and uncertainties include the following:

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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance, whether intentional or not, can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case;

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patent applications may not result in any patents being issued;

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Company-owned or in-licensed patents that have been issued or may be issued in the future may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, and sell our targeted effector-based therapeutics;

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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products; and

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countries other than the U.S. may, under certain circumstances, force us to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our drug in that jurisdiction.

Even if they are unchallenged, our owned or licensed patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patent portfolio by developing similar or alternative targeted effector-based therapeutics in a non-infringing manner. For example, a third party may develop a targeted effector molecule that provides benefits similar to our targeted effector-based therapeutics but falls outside the scope of our patent protection or license rights. If the patent protection provided by the patent and patent applications we hold or pursue with respect to our targeted effector-based therapeutics is not sufficiently broad to impede such competition, our ability to successfully commercialize our product targeted effector-based therapeutics could be negatively affected, which would harm our business.
For example, our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or that our competitors do not infringe our patents. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.
Moreover, some of our owned and in-licensed patents and patent applications are or may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent application, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. We may need the cooperation of any such co-owners of our patents to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business prospects and financial conditions.
Our in-licensed patent rights from academic institutions are subject to a standard research purpose reservation of rights by one or more third parties. In addition, the academic institutions may co-own rights with a governmental entity. As a result, the U.S. government may have certain rights, including so-called march-in rights, to such patent rights and any products or technology developed from such patent rights. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the U.S. government to use the invention for non-commercial purposes. These rights may permit the U.S. government to disclose our confidential information to third parties and to exercise march-in rights to use or to allow third parties to use our licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because we fail to achieve the practical application of government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in any such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the U.S. government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.
We maintain certain information as company trade secrets. This information may relate to inventions that are not patentable or not optimally protected with patents. We use commercially acceptable practices to protect this information, including, for example, limiting access to the information and requiring passwords for our computers. Additionally, we execute confidentiality agreements with any third parties to whom we may provide access to the information and with our employees, consultants, scientific advisors, collaborators, vendors, contractors, and advisors. We cannot provide any assurances that all such agreements have been duly executed, and third parties may still obtain this information or may come upon this or similar information independently. It is possible that technology relevant to our business will be independently developed by a person who is not a party to such a confidentiality or invention assignment agreement. If any of our trade secrets were to be independently developed by a competitor or other third party, we would have no right to prevent such competitor or third party, or those to whom they communicate such independently developed information, from using that information to compete with us. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by contract manufacturers, consultants, collaborators, vendors, advisors, former employees and current employees. Monitoring unauthorized uses and disclosures is difficult and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Furthermore, if the parties to our confidentiality agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a consequence of such breaches or violations. Our trade secrets could otherwise become known or be independently discovered by our competitors. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating our trade secrets. If any of these events occurs or if we otherwise lose protection for our trade secrets, our business, financial condition, results of operation and prospects may be materially and adversely harmed.
If we fail to comply with our obligations under any license, collaboration or other intellectual property-related agreements, we may be required to pay damages and could lose intellectual property rights that may be necessary for developing, commercializing and protecting our current or our current or future technologies, programs or development candidates, or we could lose certain rights to grant sublicenses.
We are reliant upon in-licenses to certain patent rights and proprietary technology from third parties that are important or necessary to our targeted effector-based therapeutics.
Our current license agreements impose, and any future license agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution, and enforcement or other obligations on us. In certain circumstances, our licensed patent rights are subject to our reimbursing our licensors for their patent prosecution and maintenance costs. For example, our license agreement with Purdue requires us to bear the costs of filing and maintaining patent applications. If we are in breach of our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. License termination could result in a material adverse effect on our inability to develop, manufacture, and sell products that are covered by the licensed technology or could enable a competitor to gain access to the licensed technology.
Under our current and future license agreements, we may not have all intellectual property rights necessary for developing, commercializing, and protecting our current or future technologies, programs or development candidates.
We may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications that we license from third parties. For example, pursuant to our license agreement with Purdue, Purdue is responsible for the preparation, filing, prosecution and maintenance and defense of the patents and patent applications. While we may provide input on patent strategy, including strategy relating to patent drafting and prosecution, we cannot be certain that the in-licensed patents and patent applications will be prepared, filed, prosecuted, maintained, and defended in a manner consistent with the best interests of our business. If our licensors and future licensors lose rights to licensed patents or patent applications, our right to develop and commercialize any of our programs or development candidates that is the subject of such licensed rights could be materially adversely affected.
Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s intellectual property rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products if infringement or misappropriation were found, those amounts could be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.
In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to disagreement regarding interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse impact on our business and ability to achieve profitability. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize any affected programs or development candidates, which could have a material adverse effect on our business and financial conditions.
Patent terms may not be able to protect our competitive position for an adequate period of time with respect to our current or future technologies, programs or development candidates.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or International (PCT) filing date. The patent term of a U.S. patent may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent.
Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new commercial products arising from our platforms, patents protecting such products might expire before or shortly after such products are commercialized.
In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a Patent Term Extension (PTE) of up to five years beyond the normal expiration of the patent to compensate patent owners for loss of enforceable patent term due to the lengthy regulatory approval process. A PTE grant cannot extend the remaining term of a patent beyond a total of 14 years from the date of the product approval. Further, PTE may only be applied once per product, and only with respect to an approved indication — in other words, only one patent (for example, covering the product itself, an approved use of said product, or a method of manufacturing said product) can be extended by PTE. We anticipate applying for PTE in the United States. Similar extensions may be available in other countries where we are prosecuting patents and we likewise anticipate applying for such extensions.
The granting of such patent term extensions is not guaranteed and is subject to numerous requirements. We might not be granted an extension because of, for example, failure to apply within applicable periods, failure to apply prior to the expiration of relevant patents or otherwise failure to satisfy any of the numerous applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to obtain approval of competing products following our patent expiration by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case. If this were to occur, it could have a material adverse effect on our ability to generate revenue.
Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current or any future technologies, programs or development candidates.
The United States Congress is responsible for passing laws establishing patentability standards. As with any laws, implementation is left to federal agencies and the federal courts based on their interpretations of the laws. Interpretation of patent standards can vary significantly within the USPTO, and across the various federal courts, including the U.S. Supreme Court. Recently, the Supreme Court has ruled on several patent cases, generally limiting the types of inventions that can be patented. Further, there are open questions regarding interpretation of patentability standards that the Supreme Court has yet to decisively address. Absent clear guidance from the Supreme Court, the USPTO has become increasingly conservative in its interpretation of patent laws and standards.
Courts in the United States continue to refine the heavily fact-and-circumstance-dependent jurisprudence defining the scope of patent protection available for targeted effector-based therapeutics, narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. This creates uncertainty about our ability to obtain patents in the future and the value of such patents. We cannot provide assurance that future developments in U.S. Congress, the federal courts and the USPTO will not adversely impact our owned or in-licensed patents or patent applications. The laws and regulations governing patents could change in unpredictable ways that could weaken or prevent our and our licensors’ ability to obtain new patents or to enforce our existing owned or in-licensed patents and patents that we might obtain or in-license in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may have a material adverse effect on our and our licensors’ ability to obtain new patents or to protect and enforce our owned or in-licensed patents or patents that we may obtain or in-license in the future.
The U.S. Supreme Court has ruled on several patent cases in recent years; these cases often narrow the scope of patent protection available to inventions in the biotechnology and pharmaceutical spaces. For example, in Amgen Inc. v. Sanofi (Amgen), the U.S. Supreme Court held that certain of Amgen’s patent claims defined a class of antibodies by their function of binding to a particular antigen. The U.S. Supreme Court further wrote that because the patent claims defined the claimed class of antibodies only by their function of binding to a particular antigen, a skilled artisan would have to use significant trial and error to identify and make all of the molecules in that class. The U.S. Supreme Court ultimately held that Amgen failed to properly enable its patent claims. Certain claims of our patent portfolio relate to broad classes of targeted effector-based therapeutics. To the extent that a court finds that the skilled artisan would need significant trial and error to identify all the targeted effector-based therapeutics in that class, including each of the targeting ligand, linker, and effector moiety components representative of that class, the court may find the claims invalid under Amgen. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Further, a new court system recently became operational in the European Union. The Unified Patent Court (UPC) began accepting patent cases on June 1, 2023. The UPC is a common patent court with jurisdiction over patent infringement and revocation proceedings effective for multiple member states of the European Union. The broad geographic reach of the UPC could enable third parties to seek revocation of any of our European patents in a single proceeding at the UPC rather than through multiple proceedings in each of the individual European Union member states in which the European patent is validated. Under the UPC, a successful revocation proceeding for a European patent under the UPC would result in loss of patent protection in those European Union countries. Accordingly, a single proceeding under the UPC could result in the partial or complete loss of patent protection in numerous European Union countries. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our technology and product candidates and, resultantly, on our business, financial condition, prospects and results of operations. Moreover, the controlling laws and regulations of the UPC will develop over time and we cannot predict what the outcomes of cases tried before the UPC will be. The case law of the UPC may adversely affect our ability to enforce or defend the validity of our European patents. Patent owners have the option to opt-out their European patents from the jurisdiction of the UPC, defaulting to pre-UPC enforcement mechanisms. We have decided to opt out certain European patents and patent applications from the UPC. However, if certain formalities and requirements are not met, our European patents and patent applications could be subject to the jurisdiction of the UPC. We cannot be certain that our European patents and patent applications will avoid falling under the jurisdiction of the UPC, if we decide to opt out of the UPC.
It is difficult and costly to protect our intellectual property and our proprietary technologies, and we may not be able to ensure their protection.
Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection for our targeted effector-based therapeutics, as well as on successfully defending these patents against potential third-party challenges. Our ability to protect our targeted effector-based therapeutics from unauthorized making, using, selling, offering to sell or importing by third parties is dependent on the extent to which we have rights under valid and enforceable patents that cover these activities.
The patent positions of pharmaceutical, biotechnology and other life sciences companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved and have in recent years been the subject of much litigation. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Over the past decade, U.S. federal courts have increasingly invalidated pharmaceutical and biotechnology patents during litigation often based on changing interpretations of patent law. Further, the determination that a patent application or patent claim meets all the requirements for patentability is a subjective determination based on the application of law and jurisprudence. The ultimate determination by the USPTO or by a court or other trier of fact in the United States, or corresponding foreign national patent offices or courts, on whether a claim meets all requirements of patentability cannot be assured. We cannot be certain that all relevant information has been identified. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our own patent portfolio.
We cannot provide assurances that any of our patent applications will be found to be patentable, including over our own prior art publications or patent literature, or will issue as patents. Neither can we make assurances as to the scope of any claims that may issue from our pending and future patent applications nor to the outcome of any proceedings by any potential third parties that could challenge the patentability, validity or enforceability of our patent portfolio in the United States or foreign jurisdictions. Any such challenge, if successful, could limit patent protection for our targeted effector-based therapeutics and/or materially harm our business.
In addition to challenges during litigation, third parties can challenge the validity of our patents in the United States using post-grant review and inter partes review proceedings, which some third parties have been using to cause the cancellation of selected or all claims of issued patents of competitors. For a patent filed March 16, 2013 or later, a petition for post-grant review can be filed by a third party in a nine-month window from issuance of the patent. A petition for inter partes review can be filed immediately following the issuance of a patent if the patent has an effective filing date prior to March 16, 2013. A petition for inter partes review can be filed after the nine-month period for filing a post-grant review petition has expired for a patent with an effective filing date of March 16, 2013 or later. Post-grant review proceedings can be brought on any ground of invalidity, whereas inter partes review proceedings can only raise an invalidity challenge based on published prior art and patents. These adversarial actions at the USPTO review patent claims without the presumption of validity afforded to U.S. patents in lawsuits in U.S. federal courts and use a lower burden of proof than used in litigation in U.S. federal courts. Therefore, it is generally considered easier for a competitor or third party to have a U.S. patent invalidated in a USPTO post-grant review or inter partes review proceeding than invalidated in a litigation in a U.S. federal court. If any of our patents are challenged by a third party in such a USPTO proceeding, there is no guarantee that we will be successful in defending the patent, which may result in a loss of the challenged patent right to us.
The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
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we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs;

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it is possible that one or more of our pending patent applications will not become an issued patent or, if issued, that the patent(s) claims will have sufficient scope to protect our technology, provide us with commercially viable patent protection or provide us with any competitive advantages;

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if our pending applications issue as patents, they may be challenged by third parties as invalid or unenforceable under United States or foreign laws;

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we may not successfully commercialize our targeted effector-based therapeutics, if approved, before our relevant patents expire;

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we may not be the first to make the inventions covered by our patent portfolio; or

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we may not develop additional proprietary technologies or targeted effector-based therapeutics that are separately patentable.

In addition, to the extent that we are unable to obtain and maintain patent protection for our targeted effector-based therapeutics, or in the event that such patent protection expires, it may no longer be cost-effective to extend our portfolio by pursuing additional development of any of our targeted effector-based therapeutics for follow-on indications.
We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.
Filing, prosecuting, enforcing and defending patents protecting our targeted effector-based therapeutics in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products.
Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Additionally, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and Europe. Many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, including certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our owned and in-licensed patents or the marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our owned or in-licensed intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and could divert our efforts and attention from other aspects of our business. Such proceedings could also put our owned or in-licensed patents at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our licensors. We or our licensors may not prevail in any lawsuits or other adversarial proceedings that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our and our licensors’ efforts to enforce such intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

Further, many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of its patents. If we or any of our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position in the relevant jurisdiction may be impaired and our business prospects may be materially adversely affected.
Proceedings to enforce our patent rights, whether successful or not, could result in substantial costs and divert our efforts and resources from other aspects of our business. Further, such proceedings could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly; put our pending patent applications at risk of not issuing; and provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Furthermore, while we intend to protect our intellectual property rights in major markets for our products, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our products, if approved. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate.
In order to protect our competitive position around our future products, we may become involved in lawsuits to enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and which may result in our patents being found invalid or unenforceable.
Competitors may seek to commercialize competitive products to our targeted effector-based therapeutics. In order to protect our competitive position, we may become involved in lawsuits asserting infringement of our patents, or misappropriation or other violations of other of our intellectual property rights. Litigation is expensive and time consuming and would likely divert the time and attention of our management and scientific personnel. There can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
If we file a patent infringement lawsuit against a perceived infringer, such a lawsuit could provoke the defendant to counterclaim that we infringe their patents and/or that our patents are invalid and/or unenforceable. In patent litigation in the United States, it is commonplace for a defendant to counterclaim alleging invalidity and/or unenforceability. In any patent litigation there is a risk that a court will decide that the asserted patents are invalid or unenforceable, in whole or in part, and that we do not have the right to stop the defendant from using the invention at issue. With respect to a counterclaim of invalidity, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. If any of our patents are found invalid or unenforceable, or construed narrowly, our ability to stop the other party from launching a competitive product would be materially impaired. Further, such adverse outcomes could limit our ability to assert those patents against future competitors. Loss of patent protection would have a material adverse impact on our business.
Even if we establish infringement of any of our patents by a competitive product, a court may decide not to grant an injunction against further infringing activity, thus allowing the competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.
Litigation often involves significant amounts of public disclosures. Such disclosures could have a materially adverse impact on our competitive position or our stock prices. During any litigation we would be required to produce voluminous records related to our patents and our research and development activities in a process called discovery. The discovery process may result in the disclosure of some of our confidential information. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of our common shares.
Litigation is inherently expensive, and the outcome is often uncertain. Any litigation likely would substantially increase our operating losses and reduce our resources available for development activities. Further, we may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. As a result, we may conclude that even if a competitor is infringing any of our patents, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.
If in the future, we in-license any patent rights, we may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights for us. If we are not able to directly assert our licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on our behalf, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.
Concurrently with an infringement litigation, third parties may also be able to challenge the validity of our patents before administrative bodies in the United States or abroad. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our products, potentially negatively impacting any concurrent litigation.
We may need to acquire or license additional intellectual property from third parties, and such licenses may not be available or may not be available on commercially reasonable terms.
A third party may hold intellectual property, including patent rights that are important or necessary to the development of our targeted effector-based therapeutics. It may be necessary for us to use the patented or proprietary technology of one or more third parties to commercialize our current and future product candidates.
The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development. If we are unable to acquire such intellectual property outright, or obtain licenses to such intellectual property from such third parties when needed or on commercially reasonable terms, our ability to commercialize our targeted effector-based therapeutics, if approved, would likely be delayed or we may have to abandon development of that product relating to targeted effector-based therapeutics or program and our business and financial condition could suffer. Further, we may be required to expend significant time and resources to redesign our technology, programs, development candidates or the methods for manufacturing them, or to develop or license replacement technology, all of which may not be commercially or technically feasible. In such events, there could be a material adverse effect on our ability to commercialize and our business and financial condition.
If we in-license additional targeted effector-based therapeutics in the future, we might become dependent on proprietary rights from third parties with respect to those targeted effector-based therapeutics. Any termination of such licenses could result in the loss of significant rights and would cause material adverse harm to our ability to develop and commercialize any targeted effector-based therapeutics subject to such licenses. Even if we are able to in-license any such necessary intellectual property, it could be on nonexclusive terms, including with respect to the use, field or territory of the licensed intellectual property, thereby giving our competitors and other third parties access to the same intellectual property licensed to us. In-licensing IP rights could require us to make substantial licensing and royalty payments. Patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings. If any in-licensed patents are invalidated or held unenforceable, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products.
We may not have the right to control the prosecution, maintenance, enforcement or defense of patents and patent applications that we license from third parties. In such cases, we would be reliant on the licensor to take any necessary actions. We cannot be certain that such licensor would act with our best interests in mind, or in compliance with applicable laws and regulations, or that their actions would result in valid and enforceable patents. For example, it is possible that a licensor’s actions in enforcing and/or defending a patent licensed by use may be less vigorous than had we conducted them ourselves. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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our financial or other obligations under the license agreement;

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whether and the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patent and other rights to third parties under collaborative development relationships;

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our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our targeted effector-based therapeutics and what activities satisfy those diligence obligations;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

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the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected targeted effector-based therapeutics.
The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we may own or in-license now or in the future, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have an adverse effect on our business. In some cases we may not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and potential future licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.
Intellectual property rights of third parties could adversely affect our ability to commercialize our technologies, programs or development candidates, and we might be required to litigate third parties to engage in development or marketing efforts, which may not be available on commercially reasonable terms or at all.
Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our targeted effector-based therapeutics without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. We or our licensors, or any future strategic partners, may be party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights. In some instances, we may be required to indemnify our licensors for the costs associated with any such adversarial proceedings or litigation.
There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the composition, use or manufacture of our targeted effector-based therapeutics. Our competitive position may materially suffer if patents issued to third parties or other third-party intellectual property rights cover our technologies programs and development candidates or elements thereof or our manufacture or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize current or future technologies, programs and development candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or programs and development candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or programs and development candidates. Additionally, claims in pending patent applications, subject to certain limitations, can be amended in a manner that could cover our targeted effector-based therapeutics. If a third-party infringement claim should successfully be brought, we may be required to pay substantial damages or be forced to abandon our current or future technologies or programs and development candidates or to seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.
Third parties may assert infringement claims against us based on intellectual property rights that exist now or arise in the future. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use or manufacture. The scope of protection afforded by a patent is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources, and we may not have sufficient resources to bring these actions to a successful conclusion.
Numerous third-party U.S. and foreign issued patents and pending patent applications exist which are related to our targeted effector-based therapeutics or components of our targeted effector-based therapeutics. For example, we are aware of patent portfolios related to compounds containing FAP targeting ligands that are owned by 3B Pharmaceuticals, Cornell University, Institute of Organic Chemistry and Biochemistry of the Czech Academy of Sciences, and Johns Hopkins University. There may also be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our targeted effector-based therapeutics.
If we are found to infringe, misappropriate or otherwise violate a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. We might, if possible, also be forced to redesign current or future technologies or programs and development candidates so that we no longer infringe, misappropriate or violate the third-party intellectual property rights. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If we were required to obtain a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us. We cannot assure you that any such license will be available on acceptable terms, if at all. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights, Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Furthermore, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively or additionally it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing a product or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business, which could have a material adverse effect on our financial condition and results of operations.
Others may challenge inventorship or claim an ownership interest in our intellectual property which could expose it to litigation and have a significant adverse effect on its prospects.
Determinations of inventorship can be subjective. While we undertake to accurately identify correct inventorship of inventions made on our behalf by our employees, consultants and contractors, an employee, consultant or contractor may disagree with our determination of inventorship and assert a claim of inventorship. Any disagreement over inventorship could result in our being forced to defend our determination of inventorship in a legal action which could result in substantial costs and be a distraction to our senior management and scientific personnel.
While we typically require employees, consultants and contractors who may develop intellectual property on our behalf to execute agreements assigning such intellectual property to us, we may be unsuccessful in obtaining execution of assignment agreements with each party who in fact develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached. In either case, we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Furthermore, individuals executing agreements with us may have preexisting or competing obligations to a third party, such as an academic institution, and thus an agreement with us may be ineffective in perfecting ownership of inventions developed by that individual. If we are unsuccessful in obtaining assignment agreements from an employee, consultant or contractor who develops intellectual property on our behalf, the employee, consultant or contractor may later claim ownership of the invention. Any disagreement over ownership of intellectual property could result in our losing ownership, or exclusive ownership, of the contested intellectual property, paying monetary damages and/or being enjoined from clinical testing, manufacturing and marketing of the affected product candidate(s). Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
We consider trade secrets, including confidential and unpatented know-how, important to the maintenance of our competitive position. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. We expect to rely on third parties for future manufacturing of our targeted effector-based therapeutics, and any future targeted effector-based therapeutics. We also expect to collaborate with third parties on the development of our targeted effector-based therapeutics and any future targeted effector-based therapeutics. As a result of the aforementioned collaborations, we must, at times, share trade secrets with our collaborators. We also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.

Trade secrets or confidential know-how can be difficult to maintain as confidential. We protect and plan to protect trade secrets and confidential and unpatented know-how, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. with parties, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants under which they are obligated to maintain confidentiality and to assign their inventions to us. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or securing title to an employee- or consultant-developed invention if a dispute arises, is difficult, expensive and time-consuming, and the outcome is unpredictable.
The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.
In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.
We may be subject to claims that we or our employees or consultants have wrongfully used or disclosed alleged trade secrets or other proprietary information of our employees’ or consultants’ former employers or their clients.
Many of our employees or consultants and our licensors’ employees or consultants were previously employed at universities or biotechnology or biopharmaceutical companies, including our competitors or potential competitors. Although we take commercially reasonable steps to ensure that our employees do not use the proprietary information, know-how or trade secrets of others in their work for us, including incorporating such intellectual property into our targeted effector-based therapeutics, we may be subject to claims that we or these employees have misappropriated the intellectual property of a third party. Litigation or arbitration may be necessary to defend against these claims.
If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or may be enjoined from using such intellectual property. Any such proceedings and possible aftermath would likely divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. A loss of key research personnel or their work product could limit our ability to commercialize, or prevent us from commercializing, our current or future technologies or programs and development candidates, which could materially harm our business. Even if we are successful in defending against any such claims, litigation or arbitration could result in substantial costs and could be a distraction to management.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and in-licensed patents or applications and any patent rights we may own or in-license in the future. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these requirements, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We rely on both registration and common law protection for our trademarks. As a means to enforce our trademark rights and prevent infringement, we may be required to file trademark claims against third parties or initiate trademark opposition proceedings. This can be expensive and time-consuming, particularly for a company of our size. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. During trademark registration proceedings, we may receive rejections. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use for our products in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed product names, we may be required to expend significant additional resources in an effort to identify a usable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.
Intellectual property rights do not necessarily address all potential threats to our business.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:
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others may be able to make compounds or formulations that are similar to our programs and development candidates, but that are not covered by the claims of any patents that we own, license or control;

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we or any strategic partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own, license or control;

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we or our licensors might not have been the first to file patent applications covering certain of our owned and in-licensed inventions;

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others may independently develop the same, similar, or alternative technologies without infringing, misappropriating or violating our owned or in-licensed intellectual property rights;

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it is possible that our owned or in-licensed pending patent applications will not lead to issued patents;

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issued patents that we own, in-license, or control may not provide us with any competitive advantages, or may be narrowed or held invalid or unenforceable, including as a result of legal challenges;

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our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse impact on our business and financial condition.
Risks Related to Government Regulation
Failure to comply with health and data protection laws, regulations, rules, contractual obligations, policies and other obligations that could lead to government enforcement actions (which could include civil or criminal penalties), private litigation or adverse publicity and could negatively affect our operating results and business.
We and our current and potential collaborators may be subject to federal, state, local and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security), Guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations related to data privacy and security.
In the United States, numerous federal, state and local laws and regulations, including federal health information privacy laws (e.g., HIPAA, as amended by HITECH), state data breach notification laws, state health information privacy laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g. wiretapping laws), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH, or other privacy and data security laws. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use, or disclose protected health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. However, determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation.
If we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. Furthermore, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.
Many state laws govern the privacy and security of personal information and data in specified circumstances, many of which are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts. For example, the California Consumer Privacy Act, or CCPA, creates new individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households.

The CCPA requires covered companies to provide disclosures to consumers about such companies’ data collection, use and sharing practices, and provide such consumers ways to opt-out of certain sales or transfers of personal information. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact our business activities. In addition, the California Consumer Rights Act, or CPRA, expanded the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have passed or considered similar privacy proposals. These privacy laws may impact our business activities and exemplify the vulnerability of our business to the evolving regulatory environment related to personal data.
Our employees and personnel use generative artificial intelligence (AI) technologies to perform their work, and the disclosure and use of personal information in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and consumer lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.
We use AI/ML to assist us in making certain decisions, which is regulated by certain privacy laws. Due to inaccuracies or flaws in the inputs, outputs, or logic of the AI/ML, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.
In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups, and, we are, or may become subject to such obligations in the future. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.
Compliance with U.S. and foreign data protection laws and regulations, such as the General Data Protection Regulation, or GDPR, should it become applicable to us, could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. We must continue to monitor and devote significant resources to understanding and complying with this changing landscape. We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. Failure to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation (including class claims) or mass arbitration demands, additional reporting requirements and/or oversight, bans on processing personal data, orders to destroy or not use personal data, imprisonment of company officials, or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could harm our business. Plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.
Any of the aforementioned events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Health care legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain health care costs. See our discussion of those initiatives under “Description of Morphimmune’s Business — Government Regulation.”
Those new laws and initiatives may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our future customers and accordingly, our financial operations. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we otherwise may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. We expect that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services, which could result in reduced demand for our programs and development candidates or additional pricing pressures.
If we or potential future partners, manufacturers or service providers fail to comply with health care laws and regulations, we or they could be subject to enforcement actions, which could affect our ability to develop, market and sell our products and may harm our reputation.
Health care providers, physicians and third-party payors, among others, will play a primary role in the prescription and recommendation of any programs or development candidates for which we obtain marketing approval. Our current and future arrangements with third-party payors, providers and customers, among others, may expose us to broadly applicable fraud and abuse and other health care laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our programs and development candidates for which we obtain marketing approval. These laws and regulations, include:
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the federal Anti-Kickback Statute;

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federal civil and criminal false claims laws and civil monetary penalties laws, including the federal False Claims Act;

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HIPAA, as amended by HITECH, and their respective implementing regulations, including the Final Omnibus Rule;

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the federal transparency requirements known as the federal Physician Payments Sunshine Act, created as part of the Patient Protection and Affordable Care Act (ACA); and

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analogous local, state and foreign laws and regulations.

See our discussion of these laws in the Government Regulation section.
Ensuring that our future business arrangements with third parties comply with applicable health care laws and regulations could involve substantial costs. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a health care company may run afoul of one or more of the requirements. If our operations are found to be in violation of any such requirements, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, individual imprisonment, disgorgement, contractual damages, reputational harm, exclusion from participation in government health care programs, integrity obligations, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private qui tam actions brought by individual whistleblowers in the name of the government, refusal to allow us to enter into supply contracts, including government contracts, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We intend to develop and implement a comprehensive corporate compliance program prior to the commercialization of our programs and development candidates. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to us in terms of money, time and resources. Moreover, federal, state or foreign laws or regulations are subject to change, and while we, our collaborators, manufacturers and/or service providers currently may be compliant, that could change due to changes in interpretation, prevailing industry standards or other reasons.
Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including beginning on December 22, 2018, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Additionally, the FDA and regulatory authorities outside the United States imposed and may continue to impose various restrictions or other policy measures in response to the COVID-19 pandemic. Although the FDA lifted restrictions relating to COVID-19 and affecting its inspection and other compliance operations in July 2022, the agency currently faces a significant backlog on compliance monitoring and enforcement activities for both domestic and foreign manufacturers, which may affect the scheduling of necessary pre-approval inspections of manufacturing facilities for drug and biological programs and development candidates.
If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Even if we receive regulatory approval of our programs and development candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements.
If our programs and development candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post- marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities must comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any biologics license application (BLA), other marketing applications, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.
Any regulatory approvals that we receive for our programs and development candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the program and development candidate. The FDA may also require a Risk Evaluation and Mitigation Strategy (REMS) program as a condition of approval of our programs and development candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our programs and development candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP and GCP for any clinical trials that we conduct post-approval.
The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.
Failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

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fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

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refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

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product seizure or detention, or refusal to permit the import or export of products;

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injunctions or the imposition of civil or criminal penalties; and

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consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our programs and development candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
Even if we are able to commercialize any program or development candidate, the program and development candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.
We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our programs and development candidates or assure that coverage and reimbursement will be available for any product that we may develop. The regulations that govern marketing approvals, pricing and reimbursement for new drug and biological products vary widely from country to country. Some countries require approval of the sale price of a drug or biologic before it can be marketed. In many countries, the pricing review period begins after marketing or product approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. We are monitoring these regulations as several of our programs move into later stages of development; however, many of our programs are currently in the earlier stages of development and we will not be able to assess the impact of price regulations for a number of years. As a result, we might obtain regulatory approval for a product in a particular country, but then be subject to price regulations that could delay our commercial launch of the product and negatively impact any potential revenues we may be able to generate from the sale of the product in that country and potentially in other countries due to reference pricing.
Our ability to commercialize any products successfully will also depend in part on the extent to which coverage and adequate reimbursement/payment for these products and related treatments will be available from government health administration authorities, private payors and other organizations. Even if we succeed in bringing one or more products to the market, these products may not be considered medically necessary and/or cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products on a competitive basis. At this time, we are unable to determine their cost effectiveness or the likely level or method of reimbursement for our programs and development candidates. Increasingly, third-party payors, such as government and private insurance plans, are requiring that biopharmaceutical companies provide them with predetermined discounts from list prices and are seeking to reduce the prices charged or the amounts paid for biopharmaceutical products. If the price we are able to charge for any products we develop, or the payments provided for such products, is inadequate in light of our development and other costs, our return on investment could be adversely affected.
We currently expect that any drugs we develop may need to be administered under the supervision of a physician on an outpatient basis. Under currently applicable U.S. law, certain therapeutic products that are not usually self-administered (such as most injectable drugs and biologics) may be eligible for coverage under the Medicare Part B program if:
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they are incident to a physician’s services;

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they are reasonable and necessary for the diagnosis or treatment of the illness or injury for which they are administered according to accepted standards of medical practice; and

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they have been approved by the FDA and meet other requirements of the statute.

There may be significant delays in obtaining coverage for newly-approved biologics, and coverage may be more limited than the indications for which the biologic is approved by the FDA or comparable foreign regulatory authorities. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to pay all or part of the costs associated with their prescription medications. Patients are unlikely to use our products unless coverage is provided, and payment is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate payment is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Moreover, eligibility for coverage does not imply that any of our products, if approved, will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Interim payments for new drugs or biologics, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement may be based on payments allowed for lower-cost products that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare data. Net prices for drugs or biologics may be reduced by mandatory discounts or rebates required by government health care programs or private payors and by any future relaxation of laws that presently restrict imports of medicines from countries where they may be sold at lower prices than in the United States. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates. However, no uniform policy requirement for coverage and reimbursement for drug or biologic products exists among third-party payors in the United States. Therefore, coverage and reimbursement for drug and biologic products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Additionally, we or our collaborators may develop companion diagnostic tests for use with our current and future potential product candidates. We or our collaborators will be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we may seek for our current and future potential product candidates. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for new products we develop and for which we obtain regulatory approval could adversely affect our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.
We believe that the efforts of governments and third-party payors to contain or reduce the cost of health care and legislative and regulatory proposals to broaden the availability of health care will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory changes in the health care system in the United States and other major health care markets have been proposed and/or adopted in recent years, and such efforts have expanded substantially in recent years.
In particular, in March 2010, the ACA was signed into law. This legislation changed the system of health care insurance and benefits and was intended to broaden access to health care coverage, enhance remedies against fraud and abuse, add transparency requirements for the health care and health insurance industries, impose taxes and fees on the health care industry, impose health policy reforms, and control costs. This law also contains provisions that would affect companies in the pharmaceutical industry and other health care related industries by imposing additional costs and changes to business practices. Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. The uncertainty around the future of the ACA, and in particular the impact to reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact on our product sales. We continue to evaluate the effect that the ACA has or any potential changes to the ACA could have on our business. Additional federal and state legislative and regulatory developments are likely, and we expect ongoing initiatives in the United States to increase pressure on drug and biologic pricing and reimbursement. Such reforms could have an adverse effect on anticipated revenues from programs and development candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop programs and development candidates.
We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We interact with officials and employees of government agencies and government-affiliated hospitals, universities and other organizations. In addition, we may engage third-party intermediaries to promote our clinical research activities abroad or to obtain necessary permits, licenses and other regulatory approvals. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities.
We cannot assure you that our employees and third-party intermediaries will comply with the FCPA and other anti-corruption laws applicable to our business throughout the world. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas, investigations or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.
Risks Related to the Combined Company
In determining whether you should approve the proposals contained in this proxy statement/prospectus/information statement, you should carefully read the following risk factors in addition to the risks described above.
Immunome expects to incur substantial expenses related to the Merger.
Immunome, as the combined company, expects to incur substantial expenses in connection with completing the Merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Morphimmune with those of Immunome. While Immunome has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and integration expenses could be greater or could be incurred over a longer period of time than Immunome currently expects.
Following the Merger, Immunome and Morphimmune may be unable to successfully integrate their businesses and realize the anticipated benefits of the Merger.
The proposed transaction involves the Merger of two companies which currently operate as independent companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of Immunome and Morphimmune in order to effectively realize synergies as a combined company, including leveraging anticipated synergies across technology platforms for the development of potential first-in-class or best-in-class targeted cancer therapies across multiple modalities, including naked antibodies, targeted effectors, radioligand therapies, and antibody-drug conjugates (ADCs). Potential difficulties the combined company may encounter in the integration process include the following:
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the inability to successfully combine the businesses of Immunome and Morphimmune in a manner that permits the combined company to realize the technology platform synergies anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

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the complexities associated with managing the larger combined businesses and integrating personnel from the two companies, while at the same time attempting to (i) continue pursuing pre-clinical and clinical development of existing product candidates, (ii) researching and developing new product candidates based on each company’s respective platforms, and (iii) identifying and pursuing other potential strategic transactions or collaborations;

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the additional complexities of combining two companies with different histories, operating structures and technology foundations;

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the complexities associated with and integration issues relating to reconstituting the Combined Company Board and changing the combined companies management team;

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the failure to successfully manage relationships with the combined supplier and vendor base of Immunome and Morphimmune;

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the failure to retain key employees of either of the two companies;

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potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

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performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with vendors, regulators, collaboration partners, and employees or to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.
The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
The combined company will require substantial additional funds, in addition to the funds from the PIPE Financing, to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of combined company’s other product candidates and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; proceeds from collaboration agreements or other strategic transactions; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. Further, to the extent that the combined company raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, including the PIPE Financing, its stockholder’s ownership interest in the combined company will be diluted. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Market prices for securities of early-stage pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
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the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;

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failure of any of the combined company’s product candidates, if approved, to achieve commercial success;

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failure by the combined company to maintain its existing third-party license and supply agreements;

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failure by the combined company or its licensors to prosecute, maintain, or enforce its intellectual property rights;

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changes in laws or regulations applicable to the combined company’s product candidates;

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any inability to obtain adequate supply of the combined company’s product candidates or the inability to do so at acceptable prices;

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adverse regulatory authority decisions;

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introduction of new products, services or technologies by the combined company’s competitors;

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failure to meet or exceed financial and development projections the combined company may provide to the public;

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failure to meet or exceed the financial and development projections of the investment community;

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the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

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announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

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disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

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additions or departures of key personnel;

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significant lawsuits, including patent or stockholder litigation;

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if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue an adverse or misleading opinion regarding its business and stock;

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changes in the market valuations of similar companies;

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general market or macroeconomic conditions;

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sales of its common stock by the combined company or its stockholders in the future;

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trading volume of the combined company’s common stock;

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failure to maintain compliance with the listing requirements of The Nasdaq Capital Market;

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announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

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adverse publicity generally, including with respect to other products and potential products in such markets;

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the introduction of technological innovations or new therapies that compete with potential products of the combined company;

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changes in the structure of health care payment systems; and

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period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the combined company’s profitability and reputation.
Additionally, a decrease in the stock price of the combined company may cause the combined company’s common stock to no longer satisfy the continued listing standards of Nasdaq. If the combined company is not able to maintain the requirements for listing on Nasdaq, it could be delisted, which could have a materially adverse effect on its ability to raise additional funds as well as the price and liquidity of its common stock.
The combined company will incur costs and demands upon management as a result of complying with the laws, rules and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses that Morphimmune did not incur as a private company, including costs associated with public company reporting requirements.

The combined company will also incur costs associated with corporate governance requirements, including requirements under the laws, rules and regulations of the SEC as well as the Nasdaq rules. These laws, rules and regulations are expected to increase the combined company’s legal and financial compliance costs and to make some activities more time consuming and costly. For example, the combined company’s management team will include executive officers of Morphimmune prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These laws, rules and regulations also may make it difficult and expensive for the combined company to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for the combined company to attract and retain qualified individuals to serve on the Combined Company Board or as executive officers of the combined company, which may adversely affect investor confidence in the combined company and could cause the combined company’s business or stock price to suffer.
Immunome and Morphimmune do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be its stockholders’ sole source of gain, if any, for the foreseeable future.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for Morphimmune’s common stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for its common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing stockholders of Immunome and Morphimmune sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/information statement lapse, the trading price of the common stock of the combined company could decline. Neither Immunome nor Morphimmune is able to predict the effect that sales may have on the prevailing market price of the combined company’s common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts, or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the completion of the Merger.
The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus/information statement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Merger for several reasons. The unaudited pro forma condensed combined financial statements have been derived from the historical audited financial statements of Immunome and Morphimmune for the years ended December 31, 2022 and 2021 and the unaudited interim financial statements of Immunome and Morphimmune for the six months ended June 30, 2023 and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma condensed combined financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma condensed combined financial statements. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. The assumptions used in preparing the unaudited pro forma condensed combined financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition following the Merger. For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus/information statement.
The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.
Each of Immunome and Morphimmune has incurred losses during its history, and the combined company does not expect to become profitable in the near future and may never achieve profitability. To the extent that the combined company continues to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2022, Immunome had U.S. federal NOL carryforwards and state NOL carryforwards of $81.0 million and $81.4 million, respectively, and Morphimmune had U.S. federal NOL carryforwards and state NOL carryforwards of approximately $5.2 million and $2.5 million, respectively. Under current law, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such NOL carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected.
The combined company will have broad discretion in the use of proceeds from the PIPE Financing (if completed) and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
The combined company will have broad discretion over the use of proceeds from the PIPE Financing (if completed). You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on the investment. The combined company’s failure to apply the net proceeds of the PIPE Financing (if completed) effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined company’s decisions on how to use the net proceeds from the PIPE Financing (if completed).
The PIPE Financing may not be completed.
Immediately following the Closing, Immunome intends to complete the PIPE Financing with the PIPE Investors involving the sale of 21,690,871 shares of Immunome common stock for gross proceeds of approximately $125.0 million. Immunome has entered into Subscription Agreements with the PIPE Investors pursuant to which these shares will be issued following the closing of the Merger. The Subscription Agreements may be terminated under certain circumstances, and, if such termination were to occur, the combined company would not receive the proceeds of the PIPE Financing. The Subscription Agreements may be terminated as follows: (i) at any time prior to the closing of the PIPE Financing and prior to termination of the Merger Agreement by mutual written consent of Immunome, Morphimmune and the applicable PIPE Investor, (ii) at any time if the Merger Agreement is terminated, (iii) if the closing conditions set forth in the subscription agreements are not satisfied or waived, or are not capable of being satisfied or waived, on or prior to the closing of the PIPE Financing or (iv) by the applicable PIPE Investor if the closing of the PIPE Financing has not been consummated by February 28, 2024. Accordingly, there can be no guarantee that the PIPE Financing will occur.
The securities issued in the PIPE Financing will be issued pursuant to an exemption from the registration requirements of the Securities Act, and the resale of the Immunome common stock issued in the PIPE Financing will be registered pursuant to a resale registration statement. These shares would be issued at a price per share equal to (i) $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the subscription agreements, and (ii) in the case of affiliate investors, $5.91, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the subscription agreements. Immediately following the PIPE Financing, the pre-Merger equityholders of Immunome are expected to hold approximately 30.0% of the shares of Immunome common stock, the pre-Merger equityholders of Morphimmune are expected to hold approximately 24.5% of the shares of Immunome common stock, and the investors in the PIPE Financing are expected to hold approximately 45.5% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall. For more information, please see the section titled “Agreements Related to the Merger” beginning on page 139 of this proxy statement/prospectus/information statement.
Other Risks Related to Immunome’s Business
Immunome’s business is, and following completion of the transaction Immunome will continue to be, subject to the risks described above and in Immunome’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement. See “Where You Can Find More Information” beginning on page 231 for the location of information incorporated by reference in this proxy statement/prospectus/information statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events and neither Immunome nor Morphimmune can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “pro forma,” “should,” “would” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. For example, forward-looking statements include, but are not limited to statements about:
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the strategies, prospects, plans, expectations and objectives of management of Immunome or Morphimmune for future operations of the combined company following the closing of the Merger;

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the progress, scope or duration of the development of product candidates or programs;

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the benefits that may be derived from the advancement of potential product candidates into clinical development and, the commercial or market opportunity of the potential product candidates of Immunome, Morphimmune and the combined company;

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the expectations as to the competition of IND-enabling studies and the advancement of existing development programs into the clinic;

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the expectations that the drug discovery platform and technologies of the combined company will generate additional pipeline assets;

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the ability of Immunome, Morphimmune and the combined company to protect their intellectual property rights;

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the ability of Immunome and the combined company to maintain compliance with Nasdaq listing standards;

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the anticipated operations, financial position, losses, costs or expenses of Immunome, Morphimmune or the combined company following the closing of the Merger;

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statements regarding future economic conditions or performance;

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statements concerning current or proposed programs or product candidates;

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the approval and closing of the Merger, including the timing of the Merger, the ability of Immunome to obtain a sufficient number of proxies to approve the Merger, other conditions to the completion of the Merger and relative ownership levels as of the closing of the Merger;

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the closing of the PIPE Financing and the expected benefits of the PIPE Financing, including the cash runway it is expected to provide the combined company;

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the expected benefits of and potential value created by the Merger for the stockholders of Immunome and the combined company; and

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statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause Immunome, Morphimmune or the combined company’s actual results, performance or achievements following closing of the proposed Merger to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and for a discussion of risk associated with the ability of Immunome and Morphimmune to complete the Merger and the effect of the Merger on the business of Immunome, Morphimmune and the combined company following the completion of the Merger, see “Risk Factors” beginning on page 22 of this proxy statement/prospectus/information statement. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Immunome which are incorporated by reference into this proxy statement/prospectus/information statement. See “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of the combined company following completion of the Merger could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. Immunome and Morphimmune do not undertake any obligation (and expressly disclaim any such obligation) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events, except as required by applicable law.
In addition, statements that “Immunome believes” or “Morphimmune believes” and similar statements reflect Immunome’s or Morphimmune’s beliefs and opinions on the relevant subject. These statements are based upon information available to Immunome or Morphimmune, as the case may be, as of the date of this prospectus/proxy statement, and while Immunome or Morphimmune, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

THE SPECIAL MEETING OF IMMUNOME’S STOCKHOLDERS
Date, Time and Place
The Immunome special meeting will be held exclusively online via live audio-only webcast on September 29, 2023 at 10:00 a.m. Eastern Time. The Immunome special meeting can be accessed by visiting www.virtualshareholdermeeting.com/IMNM2023SM, where you will be able to vote your shares and submit questions during the Immunome special meeting webcast by logging in to the website listed above using the 16-digit control number included in your proxy card. Online check-in will begin at 9:45 a.m. Eastern Time, and Immunome encourages you to allow ample time for the online check-in procedures. Immunome intends to mail this proxy statement/prospectus/information statement and the enclosed form of proxy to its stockholders entitled to vote at the Immunome special meeting on or about           , 2023. This proxy statement/prospectus/information statement provides Immunome stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Immunome special meeting.
Purpose of the Immunome Special Meeting
The purpose of the Immunome special meeting is:
1.
Proposal 1 (Stock Issuance Proposal) — To consider and vote upon a proposal to approve the issuance of shares of Immunome capital stock pursuant to the Merger, which will represent more than 20% of the shares of Immunome common stock outstanding immediately prior to the Merger, pursuant to Nasdaq Listing Rule 5635(a);

2.
Proposal 2 (Equity Plan Proposal) — To consider and vote upon a proposal to approve an amendment to the 2020 Plan to increase the number of shares of common stock that may be issued under the 2020 Plan by 2,955,280 shares;

3.
Proposal 3 (Exculpation Proposal) — To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Immunome to provide for the exculpation of officers;

4.
Proposal 4 (Authorized Share Proposal) — To consider and vote upon the proposed amendment to the amended and restated certificate of incorporation of Immunome to increase the number of authorized shares of Immunome common stock from 200,000,000 to 300,000,000; and

5.
Proposal 5 (Adjournment Proposal) — To consider and vote upon the postponement or adjournment of the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal.

Immunome expects to transact no business other than the Immunome Proposals at the Immunome special meeting except such business as may properly be brought before the Immunome special meeting or any adjournment or postponement thereof.
Recommendation of the Immunome Board
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The Immunome Board has determined and believes that the issuance of shares of Immunome common stock pursuant to the Merger Agreement is advisable to, and in the best interests of, Immunome and its stockholders and has approved such proposal. The Immunome Board Unanimously (as defined in the Merger Agreement) recommends that Immunome stockholders vote “FOR” the Stock Issuance Proposal as described in this proxy statement/prospectus/information statement.

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The Immunome Board has determined and believes that it is advisable to, and in the best interests of, Immunome and its stockholders to approve the amendment to the 2020 Plan to increase the number of shares issuable under the 2020 Plan by 2,955,280 shares, and it has approved such proposal. The Immunome Board Unanimously (as defined in the Merger Agreement) recommends that Immunome stockholders vote “FOR” the Incentive Plan Proposal as described in this proxy statement/prospectus/information statement.

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The Immunome Board has determined and believes that it is advisable to, and in the best interests of, Immunome and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Immunome to provide for the exculpation of officers. The Immunome Board Unanimously (as defined in the Merger Agreement) recommends that Immunome stockholders vote “FOR” the Exculpation Proposal as described in this proxy statement/prospectus/information statement.

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The Immunome Board has determined and believes that it is advisable to, and in the best interests of, Immunome and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Immunome to increase the number of authorized shares of Immunome common stock from 200,000,000 to 300,000,000. The Immunome Board unanimously recommends that Immunome stockholders vote “FOR” the Authorized Share Proposal as described in this proxy statement/prospectus/information statement.

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The Immunome Board has determined and believes that adjourning the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal is advisable to, and in the best interests of, Immunome and its stockholders and has approved and adopted the proposal. The Immunome Board Unanimously (as defined in the Merger Agreement) recommends that Immunome stockholders vote “FOR” the Adjournment Proposal to adjourn the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal.

Record Date and Voting Power
Only holders of record of Immunome common stock at the close of business on the record date, August 21, 2023, are entitled to notice of, and to vote at, the Immunome special meeting. There were approximately 71 holders of record of Immunome common stock at the close of business on the record date. At the close of business on the record date, shares of Immunome common stock were issued and outstanding. Each share of Immunome common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of Immunome” beginning on page 224 of this proxy statement/prospectus/information statement for information regarding persons known to Immunome’s management to be the beneficial owners of more than 5% of the outstanding shares of Immunome common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the Immunome Board for use at the Immunome special meeting.
If you are a stockholder of record of Immunome as of the record date referred to above, you may vote in person at the Immunome special meeting or vote by proxy on the Internet, by telephone, or using the enclosed proxy card. Whether or not you plan to attend the Immunome special meeting, Immunome urges you to vote by proxy to ensure your vote is counted. You may still attend the Immunome special meeting and vote in person if you have already voted by proxy. As a stockholder of record, you are entitled:
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to vote in person, come to the Immunome special meeting and Immunome will give you a ballot when you arrive;

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to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Immunome before the Immunome special meeting, Immunome will vote your shares as you direct;

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to vote on the Internet, go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on September 28, 2023 to be counted.

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to vote by telephone, go to the website on the proxy card or voting instruction form to complete an electronic proxy card, or call the toll-free number on the proxy card or voting instruction form to vote.

You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m. Eastern Time on September 28, 2023 to be counted.
If your Immunome shares are held by your broker as your nominee, that is, in “street name,” the enclosed voting instruction card is sent by the institution that holds your shares. Please follow the instructions included on that proxy card regarding how to instruct your broker to vote your Immunome shares.
If you do not give instructions to your broker, the question of whether your broker or nominee will still be able to vote your shares depends on whether the New York Stock Exchange (NYSE) deems the particular proposal to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.
For any Immunome Proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any Immunome Proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the Immunome shares will be treated as broker non-votes. Broker non-votes occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.”
Immunome believes that each of Proposal Nos. 1, 2, 3 and 5 will be considered “non-routine” matters by the NYSE, while Proposal No. 4 will be considered a “routine” matter. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Immunome Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
All properly executed proxies that are not revoked will be voted at the Immunome special meeting and at any adjournments or postponements of the Immunome special meeting in accordance with the instructions contained in the proxy. If a holder of Immunome common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted:
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“FOR” the Stock Issuance Proposal to approve the issuance of shares of Immunome common stock pursuant to the Merger Agreement;

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“FOR” the Incentive Plan Proposal to increase the number of shares issuable under the 2020 Plan by 2,955,280 shares;

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“FOR” the Exculpation Proposal to approve the amendment to the amended and restated certificate of incorporation of Immunome to provide for the exculpation of officers;

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“FOR” the Authorized Share Proposal to approve the amendment to the amended and restated certificate of incorporation of Immunome to increase the number of authorized shares of Immunome common stock from 200,000,000 to 300,000,000; and

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“FOR” the Adjournment Proposal to adjourn the Immunome special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Stock Issuance Proposal in accordance with the recommendation of the Immunome Board.

Immunome stockholders of record, other than those Immunome stockholders who have executed the Support Agreements, may change their vote at any time before their proxy is voted at the Immunome special meeting in one of three ways. You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including a proxy submitted by Internet or telephone), by delivering a written revocation before the Immunome special meeting or by voting at the Immunome special meeting. Executing your proxy in advance will not limit your right to vote at the Immunome special meeting if you decide to attend the Immunome special meeting. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Immunome special meeting unless you have a legal proxy, executed in your favor, from the holder of record. If a Immunome stockholder of record or a stockholder who owns Immunome shares in “street name” has instructed a broker to vote its shares of Immunome common stock, the stockholder must follow directions received from its broker to change those instructions.
A complete list of Immunome stockholders entitled to vote at the Immunome special meeting will be available for examination by any Immunome stockholder in the Corporate Secretary’s Office at 665 Stockton Drive, Suite 300, Exton, PA 19341, for purposes pertaining to the Immunome special meeting, during ordinary business hours for a period of 10 days before the Immunome special meeting, and at the Immunome special meeting. A complete list of Immunome stockholders entitled to vote at the Immunome special meeting will also be available for inspection during the Immunome special meeting at www.virtualshareholdermeeting.com/IMNM2023SM by logging in with your 16-digit control number(s).
Required Vote
The presence, in person or represented by proxy, at the Immunome special meeting of the holders of a majority of the shares of Immunome common stock outstanding and entitled to vote at the Immunome special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. Assuming a quorum is present, the required vote for each of the Immunome Proposals is as follows:
Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Stock Issuance Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None
2	Incentive Plan Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None
3	Exculpation Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
4	Authorized Share Proposal	FOR votes from the holders of a majority of outstanding shares	Against	Against
5	Adjournment Proposal	FOR votes from the holders of a majority of shares voting affirmatively or negatively (excluding abstentions and broker non-votes) on the matter	None	None
The information in the preceding table with respect to the effect of broker non-votes may be incorrect or change before the special meeting. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the Immunome Proposals, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.
If on the date of the Immunome special meeting, or a date preceding the date on which the Immunome special meeting is scheduled, Immunome reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Immunome Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Immunome common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Immunome special meeting, Immunome may postpone or adjourn, or make one or more successive postponements or adjournments of, the Immunome special meeting as long as the date of the Immunome special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.

No Immunome Proposal is contingent upon any other Immunome Proposal. However, the Stock Issuance Proposal is a condition to the consummation of the Merger. Therefore, the Merger cannot be consummated without the approval of the Stock Issuance Proposal. The Equity Plan Proposal is conditioned upon the consummation of the Merger.
As of August 15, 2023, the directors and executive officers of Immunome owned approximately 16.6% of the outstanding shares of Immunome common stock entitled to vote at the Immunome special meeting. The directors and executive officers of Immunome owning these shares are subject to Support Agreements to vote all shares of Immunome common stock owned by them as of the record date in favor of the issuance of shares of Immunome common stock in the Merger pursuant to the Merger Agreement. As of August 25, 2023, Immunome is not aware of any affiliate of Morphimmune owning any shares of Immunome common stock entitled to vote at the Immunome special meeting. As disclosed elsewhere in this proxy statement/prospectus/information statement, Franklyn G. Prendergast, M.D., Ph.D. is a director of both of Immunome and Morphimmune but Dr. Prendergast does not own any shares of Immunome common stock entitled to vote at the Immunome special meeting.
Attendance at the Immunome Special Meeting and Voting at the Immunome Special Meeting
You or your authorized proxy may attend the Immunome special meeting virtually if you were a registered or beneficial stockholder of Immunome common stock as of the record date.
To participate in the Immunome special meeting, visit www.virtualshareholdermeeting.com/IMNM2023SM and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.
If Immunome experiences technical difficulties during the Immunome special meeting (e.g., a temporary or prolonged power outage), it will determine whether the Immunome special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Immunome special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, Immunome will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/IMNM2023SM. Immunome will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/IMNM2023SM.
Please note that you will not be able to attend the Immunome special meeting in person.
The Immunome special meeting will be held virtually conducted via live audio webcast. You will be able to attend the Immunome special meeting by visiting www.virtualshareholdermeeting.com/IMNM2023SM and entering your control number as further explained in the accompanying proxy statement/prospectus/information statement. Immunome recommends that you log in at least 15 minutes before the Immunome special meeting to ensure you are logged in when the meeting starts.
If you own shares in street name through an account with a bank, broker or other nominee, please send proof of your Immunome share ownership as of the Immunome record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your registration request. If you are not sure what proof to send, check with your intermediary.
If your shares are registered in your name with Immunome’s stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, no proof of ownership is necessary because Immunome can verify your ownership.
Solicitation of Proxies; Expenses of Solicitation
The Immunome Board is soliciting proxies for the Immunome special meeting from its stockholders. Immunome will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus/information statement, the Immunome proxy card and any additional materials furnished to Immunome stockholders. Proxies may be solicited by directors, officers and a small number of Immunome’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Immunome has retained Alliance Advisors, LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $35,000 plus reasonable out-of-pocket costs and expenses.
Tabulation of Votes
Immunome expects to appoint Broadridge Investor Communication Solutions, Inc. (Broadridge) to serve as the Inspector of Election for the Immunome special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the Merger Agreement, the Immunome special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the Immunome special meeting at which the adjournment was taken unless: the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Immunome stockholder of record entitled to vote at the Immunome special meeting; or if, after the adjournment, a new record date for determination of Immunome stockholders entitled to vote is fixed for the adjourned meeting, in which case the Immunome Board will fix as the record date for determining Immunome stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Immunome stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Immunome stockholder of record as of such record date.
At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Immunome special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the Immunome Board does not know of any business to be presented at the Immunome special meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Immunome special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Assistance and Additional Information
If you need assistance with submitting a proxy to vote your shares via the Internet, by telephone or by completing your Immunome proxy card, or have questions regarding the Immunome special meeting, please contact Alliance Advisors, LLC, the proxy solicitor for Immunome, at (855) 486-7908 (toll-free) or by email at IMNM@allianceadvisors.com.
Your vote is very important regardless of the number of shares of Immunome common stock that you own, and the matters to be considered at the Immunome special meeting are of great importance to the stockholders of Immunome. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus/information statement and promptly submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Immunome proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Immunome proxy card.
Please vote your shares via the Internet or by telephone, or sign, date and return a Immunome proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Immunome special meeting.

THE MERGER
Background of the Merger
Immunome’s management team and the Immunome Board regularly consider, evaluate and pursue opportunities to create stockholder value. Immunome’s management team and the Immunome Board have periodically reviewed and discussed business, operational and strategic plans to enhance and complement Immunome’s existing business, including financing transactions and partnering, collaboration and other types of strategic transactions and opportunities. Additionally, as part of the ongoing consideration and evaluation of Board succession prospects and strategies, in early February 2023, Immunome engaged an outside third-party search firm as an advisor to assist with exploring potential candidates to serve on the Immunome Board. The goal in initiating this search was to enhance the Immunome Board’s expertise within the biotechnology industry, with ideal candidates also having prior experience as a public biotechnology company senior executive, such as a Chief Executive Officer. Morphimmune’s management team and the Morphimmune Board have periodically reviewed and discussed business, operational and strategic plans to enhance and complement Morphimmune’s existing business, including financing transactions and partnering, collaboration and other types of strategic transactions and opportunities.
From mid-February until mid-April 2023, the outside third-party search firm engaged in extensive outreach efforts on Immunome’s behalf, and Immunome met with several director candidates introduced or recommended by the search firm. Through this process, in mid-to-late February 2023, Mike Rapp, the Chairman of Immunome’s Board, suggested Clay Siegall, Ph.D., the President and Chief Executive Officer of Morphimmune, as a possible director candidate. Immunome believed that Dr. Siegall’s experience as the founder and former Chief Executive Officer of Seagen, his track record in bringing oncology therapeutics to market, fundraising and executing on partnering transactions made him a suitable candidate for the Immunome Board.
In early March 2023, following discussions with Mr. Rapp, Mike Morin, Ph.D., Immunome’s Chief Scientist and former Chief Executive Officer, contacted Dr. Siegall about the possibility of his service on the Immunome Board. On the basis of this conversation, Dr. Siegall agreed to continue the discussions, and a teleconference between Dr. Siegall and Mr. Rapp and Philip Wagenheim, a member of the Immunome Board, was held on March 6, 2023. After this teleconference, Immunome and Dr. Siegall agreed to continue their discussions on a confidential basis and entered into a confidentiality agreement dated as of March 6, 2023.
On March 8, 2023, Dr. Siegall, Purnanand Sarma, Ph.D., Immunome’s Chief Executive Officer, Matthew Robinson, Ph.D., Immunome’s Chief Technology Officer, and Mr. Wagenheim participated in a teleconference to discuss Immunome’s proprietary discovery engine technology. Following these discussions, Dr. Siegall informed Messrs. Rapp and Wagenheim that he believed that there were potential technology synergies between Immunome and Morphimmune and recommended that the two companies discuss a potential strategic transaction.
During an Immunome Board meeting held on March 9, 2023, the Immunome Board discussed recruiting matters and Messrs. Rapp and Wagenheim provided an update on the ongoing discussions with Dr. Siegall, including a potential strategic transaction with Morphimmune.
Accordingly, following the discussions with Dr. Siegall, on March 10, 2023, Immunome and Morphimmune entered into a mutual confidentiality agreement, which did not contain a standstill provision.
Over the course of the next few weeks, Immunome and Morphimmune conducted due diligence on each other, including holding various financial, science and regulatory due diligence calls with the respective management of the parties as well as with consultants of Immunome and Morphimmune present, and discussed a potential strategic transaction.
On March 20, 2023, the Morphimmune Board held a meeting, with a representative of Cooley LLP, Morphimmune’s outside legal counsel (Cooley), in attendance, to discuss a potential strategic transaction with Immunome. The Morphimmune Board reviewed the background for the potential opportunity, including information on Immunome’s business, cash position and recent history, potential technology synergies and risks of a combination and the status of preliminary discussions with Immunome. Cooley reviewed the Morphimmune Board’s fiduciary duties in the context of considering a potential business combination.

The Morphimmune Board discussed the fact that Franklyn Prendergast, M.D., Ph.D. is a member of both the Morphimmune Board and the Immunome Board and would therefore need to be recused from further discussions. Dr. Prendergast was thereafter recused from any Board meetings or discussions regarding the potential strategic transaction between the parties.
On March 21, 2023, the parties conducted an in-person meeting at Immunome’s offices in Exton, Pennsylvania. Present at the meeting on Immunome’s behalf were Drs. Sarma, Morin and Robinson, Messrs. Rapp and Wagenheim, Dennis Giesing, Ph.D., Immunome’s Chief Development Officer, and Corleen Roche, Immunome’s Chief Financial Officer, as well as Anand Mehra, M.D., a consultant to Immunome. Present at the meeting on Morphimmune’s behalf were Dr. Siegall, Isaac Barchas, Chairman of the Morphimmune Board, and Bruce Turner, M.D., Ph.D., then a Morphimmune consultant and subsequently appointed Chief Strategy Officer and Interim Chief Financial Officer of Morphimmune. During the meeting, the parties discussed scientific, regulatory and business matters about both companies.
On March 22, 2023, Morphimmune publicly announced that Dr. Siegall had been appointed the Chief Executive Officer and President of Morphimmune.
Morphimmune management and the Morphimmune Board regularly discuss Morphimmune’s financial position, including cash burn and the potential need for additional capital to fund its research and development programs. On March 23, 2023, Dr. Siegall and Mr. Barchas presented to the Morphimmune Board a potential extension to the Series A Preferred Stock financing or a convertible note financing, including various terms Morphimmune should consider in connection with such a financing. Following the Morphimmune Board meeting, Morphimmune management continued to pursue financing options and investor interest. On April 5, 2023, Morphimmune worked with Cooley to prepare an initial draft term sheet for a Series A-2 Preferred Stock financing (the Series A-2 Financing). On April 12, 2023, Morphimmune management presented to the Morphimmune Board proposed financing terms in order to raise $15,000,000 at a $40,000,000 pre-money valuation. At the meeting, the Morphimmune Board approved pursuing the Series A-2 Financing on such terms. Between April 12, 2023 and May 5, 2023, Morphimmune management worked with Cooley to negotiate and close the Series A-2 Financing, which closed on May 5, 2023 and raised $15,000,000, including $9,560,000 from investors who were not then current investors in Morphimmune. Of the new investors, Avidity Partners, EcoR1 Capital, Redmile Group, Woodline Partners LP and Dr. Siegall, among others, would subsequently participate in the PIPE Financing.
In late March of 2023, Dr. Siegall reached out to a representative of TD Cowen, as well as representatives of several additional prospective financial advisors, regarding representing Morphimmune in connection with a potential business combination between Morphimmune and a publicly traded biotech company. TD Cowen was selected to advise Morphimmune in connection with the proposed transaction based on its relevant industry and transactional expertise and reputation.
On March 29, 2023, Morphimmune was granted access to Immunome’s virtual data room and on March 30, 2023, Immunome was granted access to Morphimmune’s virtual data room.
Subsequent to the March 21 in-person meeting, and through May 2, 2023, the parties continued discussions about a possible business combination and potential structure and terms and continued due diligence on each other, as well as Immunome conducting due diligence on Dr. Siegall as a potential candidate for Chief Executive Officer of the combined company. The parties discussed the strategic rationale for a business combination, including that Immunome’s antibody expertise and target discovery platform complemented Morphimmune’s Targeted Effector platform, which might allow for development of potential first-in-class or best-in-class targeted cancer therapies. The parties also discussed the potential programs and product candidates for the combined company and potential timeline for advancing these programs and product candidates.
At an April 17, 2023 meeting of the Immunome Board, Messrs. Rapp and Wagenheim reported on the evolution of discussions with Morphimmune and the strategic rationale for a potential business combination, including background discussion regarding the potential opportunity, information on Morphimmune’s business, cash position and recent history, potential technology synergies and risks of a combination and the status of preliminary discussions with Morphimmune. In addition, Immunome management provided an update on the status of engagement of an investment banker and the due diligence efforts in respect of

Morphimmune. The Immunome Board also discussed the fact that Dr. Prendergast is a member of both the Morphimmune Board and the Immunome Board and the potential conflict of interest.
On April 27, 2023, the Morphimmune Board held a meeting that was attended by Morphimmune management, representatives of TD Cowen and Cooley to, among other things, evaluate a potential strategic transaction with Immunome, as well as Morphimmune’s other strategic options, including remaining independent, pursuing an initial public offering or a potential merger with other public biotechnology companies.
At a May 2, 2023 meeting of the Immunome Board that was attended by Immunome management and Dr. Mehra, the Immunome Board discussed engaging a financial advisor to assist the Immunome Board in evaluating the financial fairness of the potential transaction with Morphimmune. The Immunome Board considered two potential financial advisors with expertise in mergers and acquisitions in the biotechnology industry, including Stifel. The Immunome Board considered that Stifel is an internationally recognized investment banking, financial advisory and securities firm with relevant industry expertise that is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, including merger transactions and other business combinations. It was noted that Stifel had discussed with Mr. Rapp, the Chairman of the Immunome Board, that Stifel did not have any material conflicts with respect to an engagement. The Immunome Board then authorized Immunome management to negotiate the terms of engagement of, and to engage, Stifel as Immunome’s exclusive financial advisor. Immunome and Stifel entered into an engagement letter on May 4, 2023.
At the same May 2, 2023 meeting, the Immunome Board discussed a potential conflict of interest with respect to Dr. Prendergast, and the Immunome Board formed a transaction committee of the Immunome Board (Transaction Committee) consisting of Messrs. Rapp and Wagenheim and Richard Baron, a member of the Immunome Board, to facilitate negotiations with Morphimmune and to alleviate any potential conflicts of interest. The Transaction Committee was empowered to explore, pursue, evaluate and negotiate a potential strategic transaction with Morphimmune, including the engagement of third-party advisors. Dr. Prendergast confirmed that he was recused from the Morphimmune Board process and, other than with respect to the June 7 Immunome Board meeting, was thereafter recused from any Immunome Board meetings or discussions regarding the potential strategic transaction between the parties.
Between May 3, 2023 and May 10, 2023, the parties continued to conduct due diligence in connection with and continued to discuss the terms of a possible business combination.
On May 5, 2023, the Morphimmune Board held a regularly scheduled meeting that was attended by Morphimmune management, representatives of TD Cowen, Morphimmune’s financial advisor, and Cooley. During the meeting, Morphimmune management discussed the process and criteria used to identify potential business combination targets, which criteria included oncology companies with valuable assets, board and market support for a deal, ability for Morphimmune to influence go-forward direction, a perceived dislocation of market cap from true value, and unrestricted cash on hand. Based on these criteria, management identified fifteen potential targets, of which Immunome was identified as the most actionable. The Morphimmune Board reviewed the criteria used by Morphimmune management to identify potential targets management’s assessments of the potential targets, and the strategic rationale and potential synergies of a business combination with Immunome. Representatives of TD Cowen also provided an overview of current industry dynamics and potential market reaction to a business combination. The Morphimmune Board also discussed valuation considerations including, among others, each of Morphimmune’s and Immunome’s cash on hand, current assets, liabilities, ability to raise capital, product candidate pipeline, and management and operation capabilities. Following a discussion, the Morphimmune Board authorized Dr. Siegall and Mr. Barchas to negotiate the equity split and other material deal terms with Immunome on which the parties would consider proceeding with a business combination. Dr. Prendergast was recused from the portion of the regularly scheduled meeting that discussed the potential business combination with Immunome.
On May 9, 2023, Morphimmune management, Mr. Barchas, representatives of TD Cowen, and Cooley met to discuss the proposed terms of the business combination that Morphimmune would present to Immunome. Immunome’s closing price on May 8, 2023 was $5.76 per share, its 30-day, 60-day and 90-day

VWAP was $5.36, $5.16 and $4.91, respectively. Based on these inputs, Morphimmune management evaluated proposed equity splits ranging from 44%/56% in favor of Immunome to a 50/50% split.
On May 10, 2023, at the instruction of Dr. Siegall and Mr. Barchas, TD Cowen provided a conceptual term sheet regarding a potential transaction to Stifel, proposing, among other things, a fixed exchange ratio reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 51% and Morphimmune equityholders would hold 49% of the combined company on a treasury-stock method basis, not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger (May 10 Term Sheet). The May 10 Term Sheet specified that the combined company would have a seven-member board of directors, with two board members designated by Immunome, two designated by Morphimmune and three independent directors designated by Morphimmune. The May 10 Term Sheet also specified that Dr. Siegall would be the Chief Executive Officer of the combined company and that other C-level positions would be mutually agreed by the parties. The May 10 Term Sheet and subsequent iterations of the term sheet also contemplated the PIPE Financing with a targeted subscription amount of $100,000,000.
On May 11, 2023, the Transaction Committee held a meeting that was attended by Immunome management, Dr. Mehra, representatives of Stifel and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (Mintz), outside legal counsel to Immunome, to discuss the May 10 Term Sheet. At this meeting, the Transaction Committee discussed the May 10 Term Sheet along with the materials regarding valuation analysis using a treasury-stock method basis and Immunome stock price performance provided to the Transaction Committee in advance of the meeting. Immunome’s closing price on May 11, 2023 was $6.36 per share and its 5-day, 10-day, 20-day, 30-day, 60-day and 90-day VWAP was $5.97, $5.71, $5.54, $5.48, $5.20, and $4.78, respectively. Morphimmune had also recently completed the Series A-2 Financing which provided a valuation basis for Morphimmune. Based on these inputs, the Transaction Committee evaluated potential equity splits ranging from 58%/42% to a 51%/49% split, in each case, in favor of Immunome. The Transaction Committee determined to make a counterproposal at 60%/40% and directed Stifel to provide the counterproposal to TD Cowen.
On May 11, 2023, a representative of Stifel, as directed by the Transaction Committee, provided an updated conceptual term sheet to TD Cowen proposing, among other things, a fixed exchange ratio reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 60% and Morphimmune equityholders would hold 40% of the combined company on a treasury-stock method basis, not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger (May 11 Term Sheet). The May 11 Term Sheet also noted for further discussion the constitution of the combined company board and revised the parties to be subject to support agreements in connection with the proposed transaction.
On May 12, 2023, Drs. Siegall and Turner, Mr. Barchas and Max Rosett, Morphimmune’s Acting Chief Operating Officer, met telephonically to discuss the May 11 Term Sheet and continued discussions regarding the appropriate valuation split among Morphimmune and Immunome equityholders amongst each other and with representatives of TD Cowen until May 17, 2023. On May 16, 2023, representatives of TD Cowen shared with Morphimmune management and Mr. Barchas a preliminary financial analysis based on a proposed valuation split of 53%/47%, on both a treasury stock method basis and a fully diluted, in-the-money basis. Subsequently, Morphimmune management and Mr. Barchas directed TD Cowen to provide a counterproposal to Immunome that included a proposed valuation split of 53%/47%, on a fully diluted, in-the-money basis.
On May 17, 2023, Dr. Siegall provided an updated term sheet to Mr. Rapp and Dr. Mehra proposing, among other things, a fixed exchange ratio reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 53% and Morphimmune equityholders would hold 47% of the combined company (based on (i) the then-outstanding vested and unvested in-the-money options and other equity awards and warrants of Immunome and the fully diluted options of Morphimmune, including options in the unallocated option pool available for issuance and not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger and (ii) a treasury stock method basis) (May 17 Term Sheet).

Also on May 17, 2023, the Transaction Committee, with representatives of Immunome management, Dr. Mehra and Stifel present, held three separate meetings to review and discuss the May 17 Term Sheet and directed Stifel to run various calculations regarding the proposed economic splits ranging from 53%/47% to 55%/45%, in favor of Immunome, based on recent closing prices and VWAPs of Immunome and Morphimmune’s valuation in their recent financing, on both a fully diluted and treasury stock method basis.
In the morning of May 18, 2023, the Transaction Committee held an additional meeting that was attended by Dr. Mehra and representatives of Stifel to further discuss the May 17 Term Sheet. At the conclusion of this meeting, the Transaction Committee authorized Mr. Rapp to contact Dr. Siegall to propose a fixed exchange ratio reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 54% and Morphimmune equityholders would hold 46% of the combined company (based on the then-outstanding vested and unvested in-the-money options and other equity awards and warrants of Immunome and the fully diluted options of Morphimmune, including options in the unallocated option pool available for issuance and not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger).
Later that day on May 18, 2023, Dr. Siegall and Mr. Rapp discussed the May 17 Term Sheet and Mr. Rapp proposed a fixed exchange ratio reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 54% and Morphimmune equityholders would hold 46% of the combined company (based on the then-outstanding vested and unvested in-the-money options and other equity awards and warrants of Immunome and the fully diluted options of Morphimmune, including options in the unallocated option pool available for issuance and not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger) (May 18 Counterproposal).
Also on May 18, 2023, the Immunome Board held a meeting that was attended by representatives of Immunome management, Stifel and Mintz to discuss the status of negotiations with Morphimmune and the feedback provided by the Transaction Committee. Mr. Rapp reported in detail on the valuation methods that the parties used to determine the proposed exchange ratio and discussed other material terms, such as board composition and exclusivity. At this meeting, the Immunome Board approved the entry into a term sheet and the execution of an exclusivity agreement, substantially on the terms previously discussed with the Immunome Board.
Also on May 18, 2023, the Morphimmune Board held a meeting with Morphimmune management, representatives of Cowen and representatives of Cooley in attendance. Mr. Barchas and Dr. Siegall gave a report to the Morphimmune Board (with Dr. Prendergast recused) on the status of business and legal due diligence and the 54%/46% valuation split for the combined company proposed in the May 18 Counterproposal, including the implied value of Immunome based on its trading price and the implied value of Morphimmune based on the recent Series A-2 Financing. Following the discussion, the Morphimmune Board (with Dr. Prendergast recused) approved the 54%/46% valuation split and authorized Dr. Siegall and Mr. Barchas to finalize the negotiations of the conceptual term sheet and to enter into an exclusivity agreement, on the terms previously discussed with the Morphimmune Board.
Later on the evening of May 18, 2023, TD Cowen provided an updated term sheet to Stifel reflecting, among other things, the 54%/46% split as discussed by Dr. Siegall and Mr. Rapp that was agreed to by the Morphimmune Board and a seven member board with two members being designated by Morphimmune, one member being designated by Immunome and four independent members to be mutually agreed by the parties (Final Conceptual Term Sheet).
On May 19, 2023, a representative of Stifel, as directed by the Transaction Committee, sent minor revisions to the Final Conceptual Term Sheet to TD Cowen, but not to the economic terms. In addition, on May 19, 2023, Cooley sent a draft of an exclusivity agreement, which also included the Final Conceptual Term Sheet (Exclusivity Agreement) to Mintz. Throughout the day on May 19, 2023 and continuing through May 21, 2023, the parties exchanged several drafts of the Exclusivity Agreement and on May 22, 2023, the parties executed the Exclusivity Agreement, which provided for exclusivity through June 20, 2023, with a potential extension of exclusivity to July 5, 2023 at the end of such term.

Throughout May 2023 and up until the signing of the Merger Agreement in late-June 2023, representatives from Immunome and Morphimmune and their advisors continued to perform due diligence on each other.
On May 25, 2023, Mintz distributed an initial draft of the Merger Agreement to Cooley.
On May 30, 2023, representatives of Immunome, Mintz, Stifel, Morphimmune, Cooley and TD Cowen held a meeting to discuss timing and process regarding the Merger Agreement and overall transaction timing.
Also on May 30, 2023, representatives of Cooley and Mintz held a telephonic meeting to discuss certain of the high-level open issues in the Merger Agreement, including with respect to, among other things, fiduciary termination rights, termination fees, the interim operating covenants, the closing conditions, including a closing condition with respect to Dr. Siegall’s employment by the combined company, deal protections and the stockholder approval provisions.
On June 3, 2023, Cooley sent Mintz a revised draft of the Merger Agreement, which, among other things, included revisions to the representations and warranties, interim operating covenants, the non-solicitation provisions, the deal protection provisions, including a “force the vote” provision, the closing conditions, the termination provisions, including limiting the circumstances under which Immunome can terminate the merger agreement and increasing the size of the termination fee that would be payable by either party in certain circumstances, and the definitions of Parent Change in Circumstance, Parent Material Adverse Effect, Parent Triggering Event and Superior Offer.
On June 5, 2023, representatives of Immunome, Mintz, Morphimmune, Cooley, TD Cowen and Covington & Burling LLP, counsel to TD Cowen, held a meeting to discuss timing and process for beginning the PIPE Financing investor outreach and overall timing.
On June 6, 2023, Mintz sent drafts of the forms of lock-up agreement, Immunome support agreement and Morphimmune support agreement, and the agreements were subsequently negotiated and finalized among the parties and their respective counsel.
On June 7, 2023, following Immunome’s annual stockholders’ meeting, the Immunome Board held a regularly scheduled meeting that was attended by representatives of Immunome management and Mintz. Dr. Prendergast attended this meeting, which addressed routine matters typically brought for business at the first board meeting following the annual stockholders’ meeting, for which Dr. Prendergast was appropriately in attendance. A non confidential update on the status of negotiations between the parties was discussed and no votes were taken on the matter.
Also on June 7, 2023, representatives of Cooley and Mintz held a telephonic meeting to discuss certain of the high-level open issues in the Merger Agreement, including with respect to, among other things, fiduciary termination rights and the interim operating covenants.
On June 8, 2023, the Transaction Committee held a meeting that was attended by representatives of Immunome management, Dr. Mehra, and representatives of Stifel and Mintz to discuss, among other things, the high-level issues raised in Cooley’s June 3, 2023 draft of the Merger Agreement and for management to provide an update on its due diligence review of Morphimmune. Mintz reviewed the Immunome Board’s fiduciary duties in the context of certain of the deal terms proposed by Morphimmune.
On June 9, 2023, Mintz sent Cooley a revised draft of the Merger Agreement, which, among other things, included revisions to the representations and warranties, interim operating covenants, the non-solicitation provisions, the deal protection provisions, including rejecting the “force the vote” provision and reinserting a termination right for a Superior Offer, the closing conditions, the termination fee provisions, including reducing the size of the termination fee that would be payable by either party in certain circumstances, and the definitions of Parent Change in Circumstance, Parent Material Adverse Effect, Parent Triggering Event and Superior Offer.
On June 12, 2023, Mintz sent Cooley a further revised draft of the Merger Agreement, which included incremental revisions to the representations and warranties related to intellectual property.

On June 12, 2023, Morphimmune engaged TD Cowen as placement agent in connection with raising the PIPE Financing, in addition to formalizing TD Cowen’s engagement as its financial advisor in connection with the Merger. Morphimmune also subsequently engaged SVB Securities as a placement agent on June 20, 2023 and Wedbush Securities as a strategic advisor on June 21, 2023.
Commencing on June 12, 2023, at the request of Immunome and Morphimmune, representatives of TD Cowen began contacting a limited number of potential PIPE investors, (i) to discuss the proposed Merger and the potential PIPE Financing, and (ii) to determine such investors’ potential interest in participating in the PIPE Financing. Each of these potential investors agreed to maintain the confidentiality of the information received and to comply with restrictions on trading in Immunome securities pursuant to customary non-disclosure agreements. Over the course of the next several weeks, representatives of Immunome’s and Morphimmune’s respective management teams met with potential PIPE investors and discussed the potential investment opportunity.
On June 14, 2023, Cooley sent Mintz a revised draft of the Merger Agreement, which, among other things, included revisions to the representations and warranties, interim operating covenants, the non-solicitation provisions, the deal protection provisions, including reinserting the “force the vote” provision and deleting the termination right for a Superior Offer, the closing conditions and the definitions of Parent Change in Circumstance, Parent Material Adverse Effect and Superior Offer.
On June 14, 2023, after engagement with an outside compensation consultant, Mr. Wagenheim provided Mr. Barchas with a non-binding term sheet containing proposed terms of employment for Dr. Siegall by Immunome. After considering and incorporating Morphimmune’s input, Mr. Wagenheim provided a draft term sheet to Dr. Siegall, who approved it as presented.
On June 16, 2023, Mintz provided Cooley with a draft of the Siegall Employment Agreement and on June 18, 2023, it was reviewed and finalized with Cooley on behalf of Morphimmune and the combined company.
Also on June 16, 2023, the Transaction Committee held a meeting that was attended by representatives of Immunome management, Dr. Mehra, and representatives of Stifel and Mintz to discuss, among other things, the high-level issues raised in Cooley’s June 14, 2023 draft of the Merger Agreement, including the “force the vote” provisions and deletion of Immunome’s termination right for a Superior Offer, among other things. Mintz reviewed the Immunome Board’s fiduciary duties in the context of certain of the deal terms proposed by Morphimmune as well as an overview of timing and process for reviewing a potential business combination. In addition, Stifel reviewed the timing and process for presentation of its fairness opinion and the Immunome Board and members of Immunome management discussed timing and process for the announcement of the potential business combination.
On June 17, 2023, the Morphimmune Board (with Dr. Prendergast recused) held a meeting, with representatives of Morphimmune management, TD Cowen and Cooley in attendance, to discuss the transaction process to date, including the status of the PIPE Financing, negotiations with Immunome and status of various agreements, including the Merger Agreement, support agreements, lock-up agreements and the Siegall Employment Agreement. Representatives of Cooley provided a brief reminder of the directors’ fiduciary duties in connection with the potential business combination and summarized the material terms of the Merger Agreement and ancillary documents. As the proposed business combination would constitute a deemed liquidation event under Morphimmune’s amended and restated certificate of incorporation, the Morphimmune Board had an obligation to determine the fair market value of the equity to be received in the business combination. In connection with the Morphimmune Board’s determination of the fair market value of the Immunome shares to be issued in the proposed business combination, Mr. Rosett and representatives of TD Cowen reviewed Immunome’s recent trading price and the underlying valuation of the respective companies with members of the Morphimmune Board. The Morphimmune Board and members of Morphimmune management also discussed potential market reactions to the announcement of the potential business combination. With Drs. Siegall and Prendergast and Mr. Barchas abstaining, the Morphimmune Board approved setting the fair market value of a share of Immunome common stock for purposes of a deemed liquidation event as the greater of (i) the price per share of Immunome common stock paid by the PIPE Investors (other than participating affiliates) and (ii) the price per share paid by investors in Morphimmune’s Series A-2 preferred stock financing after giving effect to application of the Exchange Ratio.

On June 18, 2023, Immunome provided Dr. Siegall with a draft of the Siegall Employment Agreement and over the course of the following weeks, the Siegall Employment Agreement was subsequently negotiated and finalized among Immunome, Morphimmune and Dr. Siegall and their respective counsels.
On June 19, 2023, pursuant to the terms of the Exclusivity Agreement, Dr. Siegall, on behalf of Morphimmune, provided notice to Immunome to extend the exclusivity period through July 5, 2023.
Also on June 19, 2023, Mintz sent Cooley a revised draft of the Merger Agreement, which, among other things, included revisions to the interim operating covenants, the deal protection provisions, the stockholder approval provisions and the definition of Superior Offer.
On June 22, 2023, the Immunome Board held a meeting that was attended by representatives of Immunome management, Stifel and Mintz to discuss, among other things, the status of negotiations regarding the Merger Agreement and for Immunome management to provide a further update on its due diligence review of Morphimmune. Mintz reviewed the timing and process for reviewing a potential business combination as well the additional agreements that would need to be executed by the Immunome Board and officers in connection with the execution of the Merger Agreement. The Immunome Board also discussed Dr. Siegall’s historical success at Seagen and the importance of Dr. Siegall as the Chief Executive Officer of the combined company (and the closing condition set forth in the Merger Agreement that the Siegall Employment Agreement be in full force and effect at the consummation of the Merger). In addition, the Immunome Board discussed with representatives of Immunome management and Stifel the financial projections for each of Immunome and Morphimmune, including the assumptions included in the financial projections. Following this discussion, the Immunome Board directed Stifel to use the Financial Projections (as further described in the section titled “The Merger — Certain Immunome and Morphimmune Unaudited Financial Projections”) in its financial analysis and fairness opinion.
On June 23, 2023, Cooley sent Mintz a revised draft of the Merger Agreement which, among other things, included revisions to the interim operating covenants, the non-solicitation provisions and the definition of Superior Offer.
Between June 23, 2023 and June 29, 2023, the parties participated in multiple telephone calls to discuss open points, including with respect to the schedules and disclosure schedules to be attached to the Merger Agreement.
Between June 26, 2023 and June 29, 2023, Immunome, Morphimmune and the Placement Agents finalized the list of PIPE investors, following receipt of indications of interest from the PIPE investors that, in the aggregate, exceeded the initial contemplated raise of $100,000,000 by approximately 75%. Based on a number of factors, including the oversubscribed nature of the PIPE Financing, the need for capital to fund the proposed combined company, and the minimum investment amounts of certain of the material investors, Morphimmune management, Immunome management and representatives of TD Cowen, recommended, and the Transaction Committee and Immunome Board subsequently approved on June 28, 2023, an increase in the PIPE Financing from $100,000,000 to $125,000,000. During this period, Mintz and Cooley negotiated the form subscription agreement with the PIPE investors, which included, among other things, the negotiation of the representations and warranties provided by Immunome, the registration rights of the shares to be issued in the PIPE Financing and the closing conditions associated with the PIPE Financing.
On June 26, 2023, representatives of TD Cowen and Stifel discussed the treatment of unvested in-the- money Immunome options in the calculation of the per share exchange ratio and the additional annual options granted by Immunome subsequent to the finalization of the Final Conceptual Term Sheet, and the impact of these option grants on the per share exchange ratio based on the valuation split in the Final Conceptual Term Sheet.
On June 27, 2023, the Immunome Board held a meeting, with representatives from Immunome management, Stifel and Mintz in attendance, for the purpose of reviewing and discussing the final terms of the Merger Agreement, including receiving an update as to timing of the Merger and open items. During this meeting, representatives of Stifel and Mr. Rapp discussed that representatives of TD Cowen and Stifel had discussed potential treatment of unvested in-the-money Immunome options and Immunome’s annual options granted after the Final Conceptual Term Sheet and the impact on the per share exchange ratio based on the valuation split in the Final Conceptual Term Sheet. In addition, during this meeting, representatives of Stifel reviewed with the Immunome Board Stifel’s financial analysis with respect to the financial fairness of the Merger Consideration (as defined in the Opinion), including a discussion of the discounted cash flow analysis utilized in Stifel’s fairness opinion. Following the presentation by representatives of Stifel, representatives of Mintz reviewed with the Immunome Board its fiduciary duties applicable in connection with the proposed Merger and the material terms of the draft Merger Agreement and related ancillary agreements, including noting several areas where Immunome was successful in negotiating concessions or better outcomes from the terms originally advanced by Morphimmune (including with respect to termination provisions and fees and deal structuring provisions). The Immunome Board and members of Immunome management discussed the strategic rationale and potential synergies of a business combination with Immunome and Mintz, including discussion regarding Dr. Siegall’s expertise. Representatives of Mintz also discussed the announcement strategy for the Merger and the SEC filing process and stockholder votes and also provided an update to the Immunome Board on the status of the PIPE Financing, including noting that Mr. Rapp and an affiliated fund of Dr. Mehra, along with certain officers and directors of Morphimmune, were expected to invest in the PIPE Financing. Following these presentations and discussions, representatives of Mintz reviewed with the Immunome Board the proposed resolutions that had been provided in advance of the meeting for approval at the next meeting of the Immunome Board.
On June 28, 2023, representatives of TD Cowen provided representatives of Stifel a final exchange ratio calculation of 0.3042x, reflecting an economic split of the combined company that contemplated that Immunome equityholders would hold 54% and Morphimmune equityholders would hold 46% of the combined company (based on the then-outstanding vested and unvested in-the-money options and other equity awards and warrants of Immunome, but excluding additional annual options granted by Immunome subsequent to the finalization of the Final Conceptual Term Sheet, and the fully diluted options of Morphimmune, including options in the unallocated option pool available for issuance and not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger, including the Merger Option). Including the impact of the additional annual options granted by Immunome subsequent to the finalization of the Final Conceptual Term Sheet, the per share exchange ratio reflected an economic split of the combined company that contemplated Immunome equityholders would own 55% and Morphimmune equityholders would hold 45% of the combined company (on a fully diluted in-the-money basis, not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger, including the Merger Option). Throughout the day, members of the Morphimmune Board and management and members of the Immunome Board and management discussed the final exchange ratio.
Also on June 28, 2023, the Transaction Committee held a meeting with representatives of Immunome management, Mintz and Stifel in attendance to discuss the terms of the proposed PIPE Financing and to provide approval of the size of the PIPE Financing and setting of the PIPE per share price. Later that day, the Transaction Committee held a second meeting with members of Immunome management, Stifel and Mintz in attendance to discuss the final terms of the Merger Agreement. Following review and discussion, the Transaction Committee unanimously determined to recommend that the Immunome Board approve the execution by Immunome of the Merger Agreement.
Also on June 28, 2023, following the Transaction Committee meeting, the Immunome Board held a meeting, with representatives from Immunome management, Stifel and Mintz in attendance, to consider approval of the Merger. During the meeting, representatives of Stifel discussed the per share exchange ratio that would reflect an economic split of the combined company that contemplated Immunome equityholders would hold 54% and Morphimmune equityholders would hold 46% of the combined company (based on the then outstanding vested and unvested in-the-money options and other equity awards and warrants of Immunome, but excluding additional annual options granted subsequent to the finalization of the Final Conceptual Term Sheet, and the fully diluted options of Morphimmune, including options in the unallocated option pool available for issuance and not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger). Including the impact of the additional annual options granted by Immunome subsequent to the finalization of the Final Conceptual Term Sheet, the per share exchange ratio reflected an economic split of the combined company that contemplated Immunome equityholders would own 55% and Morphimmune equityholders would hold 45% of the combined company (on a fully diluted in-the-money basis, not accounting for the PIPE Financing or any equity award grants by Immunome in connection with the consummation of the Merger, including the Merger Option). In addition, during this meeting, representatives of Stifel delivered orally to the Immunome Board (in its capacity as such) the opinion of Stifel, subsequently confirmed by delivery to the Immunome Board (in its capacity as such) of a written opinion dated June 28, 2023, to the effect that, as of the date of the opinion and based on and subject to the various assumptions, qualifications and limitations set forth in its written opinion, the Merger Consideration (as defined in such opinion) to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement was fair to Immunome, from a financial point of view. Following such discussion, the Immunome Board, among other things, (i) determined that the Merger and the other contemplated transactions were fair to, advisable and in the best interests of Immunome and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Merger and the other contemplated transactions, including the issuance of shares of Immunome common stock to the stockholders of Morphimmune pursuant to the terms of the Merger Agreement, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Immunome stockholders vote to approve the issuance of shares of Immunome common stock to the stockholders of Immunome pursuant to the terms of the Merger Agreement and the other Immunome Stockholder Matters, (iv) approved the PIPE Financing, and (v) approved the Siegall Employment Agreement and the grant of the Merger Option.
Also on June 28, 2023, the Morphimmune Board (with Dr. Prendergast recused) held a meeting, with representatives of Morphimmune management, TD Cowen and Cooley in attendance, to discuss approval of the Merger, the Merger Agreement and to determine the fair market value of a share of Immunome common stock in accordance with Morphimmune’s amended and restated certificate of incorporation. Representatives of Cooley provided a brief reminder of the directors’ fiduciary duties in connection with the potential business combination and summarized any changes to the material terms of the Merger Agreement and ancillary documents since the last meeting. The Morphimmune Board and members of Morphimmune management discussed the announcement strategy for the Merger and the SEC filing process and stockholder votes. Following such discussion, the Morphimmune Board (with Dr. Prendergast recused), among other things, (i) determined that the Merger and the other contemplated transactions were fair to, advisable and in the best interests of Morphimmune and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement, the Merger and the other contemplated transactions, (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the Morphimmune stockholders vote to approve the Merger and the other stockholder matters set forth before them, and (iv) determined that the fair market value of a share of Immunome common stock was equal to $5.75 per share, which was the price per share paid by unaffiliated PIPE Investors in the PIPE Financing.
On the morning of June 29, 2023, representatives of Immunome, Merger Sub and Morphimmune executed the definitive Merger Agreement. Concurrently with the execution of the Merger Agreement, certain executive officers, directors and stockholders of Immunome and Morphimmune delivered the Immunome Support Agreements and Morphimmune Support Agreements, respectively, and Immunome and the PIPE investors executed the Subscription Agreements.
That same day, the Merger was publicly announced before the Nasdaq Stock Market opened for trading.
Immunome Reasons for the Merger
At a meeting held on June 28, 2023, among other things, the Immunome Board (with Dr. Prendergast recused) (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Immunome and its stockholders; (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions, including the issuance of shares of Immunome common stock to the stockholders of Morphimmune pursuant to the terms of the Merger Agreement and other actions contemplated by the Merger Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Immunome vote to approve the Immunome Stockholder Matters (as defined in the section titled “Special Meeting of Immunome Stockholders”).

The Immunome Board considered the following reasons in reaching its conclusion to approve the Merger Agreement, the Merger and the other Contemplated Transactions and to recommend that the stockholders of Immunome vote to approve the Immunome Stockholder Matters, all of which the Immunome Board viewed as supporting its decision to approve the Merger with Morphimmune:
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the Immunome Board’s belief that the Exchange Ratio, which is expected to provide Immunome equityholders approximately 55% of the combined company’s outstanding shares on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr, Siegall, and prior to giving effect to the PIPE Financing, is financially attractive in light of Immunome’s standalone value and the prospects for increasing Immunome’s standalone value, Immunome’s recent stock performance, Immunome’s strategic alternatives and the strategic benefits of the combination, including the potential value of the combined company following the Merger, considering the combined company’s expected technology synergies, pipeline of potential clinical assets and platform to generate additional product candidates, financial resources from the PIPE Financing and potential access to capital and enhanced ability to develop and commercialize oncology products;

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the Immunome Board’s belief, based upon the arm’s length negotiations with Morphimmune, that the terms of the Merger Agreement include the most favorable terms to Immunome in the aggregate to which Morphimmune was willing to agree;

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the Immunome Board’s belief that Morphimmune’s Targeted Effector platform will complement Immunome’s antibody expertise and target discovery platform, providing opportunities to advance targeted effectors, next-generation anti-body drug conjugates and radioligand therapies;

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the Immunome Board’s belief, based in part on pre-clinical, clinical and scientific diligence and an analysis process conducted over multiple months by Immunome’s management and reviewed with the Immunome Board (which included numerous pre-clinical, clinical and scientific diligence calls by Immunome’s diligence team that consisted of internal and external subject matter experts who specialize in pre-clinical science, clinical development, clinical operations, regulatory, manufacturing, intellectual property, and commercialization, and which diligence team (i) had access to, and comprehensively reviewed, Morphimmune’s virtual data room, (ii) discussed Morphimmune’s programs with Morphimmune’s management, including its lead development programs, and (iii) sought feedback from such diligence calls from consultants), that:

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the combined company’s pipeline would initially center on three programs — two potential first-in class immuno-oncology agents (IMM20320 and Mi-1001) and a FAP-targeted radioligand therapy;

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with respect to Morphimmune’s product pipeline and the potential market opportunity for Morphimmune’s current and future product candidates and development programs, Morphimmune’s current and future product candidates and development programs have the potential to create meaningful value for the stockholders of the combined company and an opportunity for Immunome’s stockholders to participate in the potential growth of the combined company;

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the Immunome Board also reviewed with the management of Immunome and the management of Morphimmune the current plans of Morphimmune for developing its lead potential product candidate and Morphimmune’s other potential product candidates and development programs to confirm the likelihood that the combined organization would possess sufficient financial resources to allow the combined company’s management team to focus on the continued development and anticipated commercialization of those development candidates and Immunome’s existing potential development candidates;

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the Immunome Board’s belief that Morphimmune’s small molecule-based conjugation approach and Immunome’s antibody-based target discovery may be able to be synergistically used by the combined company to identify and develop additional novel product candidates;

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the combined company’s ability to take advantage of the potential benefits resulting from the combination of Immunome’s public company structure with Morphimmune’s business to raise additional funds in the future;

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the fact that the combined company will be led by an experienced industry Chief Executive Officer and management team, many members of which have extensive drug development, research and development, business and regulatory expertise, and a board of directors with representation from the current Immunome Board and Morphimmune Board;

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the Immunome Board’s belief that Dr. Siegall’s experience as the founder and former Chief Executive Officer of Seagen Inc., his track record in bringing oncology therapeutics to market, fundraising and executing on partnering transactions made him a suitable candidate for the Chief Executive Officer of the combined company;

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the expectation that the Merger will result in greater long-term value to Immunome’s stockholders than the potential from other alternatives available to Immunome, including seeking an alternative transaction with another third party or remaining an independent public company, in each case, considering the potential for Immunome’s stockholders to share in any future earnings growth of Immunome’s and Morphimmune’s businesses, the continued expenses of operating a public company, and the overall assessment of the combined company’s likelihood of success; and

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the oral opinion of Stifel rendered to the Immunome Board (in its capacity as such) on June 28, 2023, and subsequently confirmed by delivery to the Immunome Board (in its capacity as such) of a written opinion dated June 28, 2023, to the effect that, as of the date of the opinion and based on and subject to the various assumptions, qualifications and limitations set forth in its written opinion, the Merger Consideration (as defined in such opinion) to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement was fair to Immunome, from a financial point of view, as more fully described below under the section captioned “The Merger — Opinion of Immunome’s Financial Advisor.”

The Immunome Board also reviewed various factors regarding the financial condition, results of operations and prospects of Immunome, including:
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the strategic alternatives to the Merger;

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the current and historical market prices of Immunome’s stock, including the market performance of the shares relative to general market indices and the general downturn among stock prices among biopharmaceutical companies as well as the current state of the U.S. and global economies, including the recent downward trend in the biopharmaceutical financial markets;

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the risks associated with Immunome remaining a standalone company pursuing a limited pipeline and pre-clinical programs including the projected milestone dates and liquidity needs and cash-burn related to, among other things, funding Immunome’s development pipeline;

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the risks associated with expected length of the program timelines of Immunome’s current assets, including the expected length of the IMM-ONC-01 program timeline, and business development opportunities and the financing sources available to Immunome based on such timelines;

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the risks associated with Immunome’s ability to attract and retain talent; and

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the risks associated with the need to obtain substantial amounts of financing to continue its operations and to continue the development of its current programs if Immunome were to remain an independent company.

The Immunome Board also reviewed the terms and conditions of the Merger Agreement and the Contemplated Transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
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the Immunome Board’s belief that the terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and closing conditions, are reasonable for a transaction of this nature;

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the likelihood of completion of the Merger, particularly in light of the terms of the Merger Agreement and the limited number of closing conditions to the Merger;

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the right of, and limitation on, Immunome under the Merger Agreement to consider certain unsolicited Acquisition Proposals under certain circumstances;

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the size of termination fee relative to the equity value of Immunome, and related reimbursement of certain transaction expenses being capped at $1.5 million, which could become payable by Immunome to Morphimmune if the Merger Agreement is terminated in certain circumstances;

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the Support Agreements, pursuant to which certain directors, officers and stockholders of Immunome and Morphimmune have agreed, solely in their capacity as stockholders of Immunome and Morphimmune, respectively, to vote all of their shares of Immunome common stock or Morphimmune capital stock in favor of the approval or adoption, respectively, of the Merger Agreement and the Contemplated Transactions; and

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the agreement of Morphimmune to provide the Morphimmune Written Consent necessary to adopt the Merger Agreement thereby approving the Merger and the other Contemplated Transactions within three business days of the Registration Statement becoming effective and the fact that stockholders holding the necessary votes have entered into Support Agreements.

In the course of its deliberations, the Immunome Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:
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the effect of the non-solicitation provisions of the Merger Agreement that restrict Immunome’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an Acquisition Proposal, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Immunome will be required to pay a termination fee of $3.0 million, which could discourage certain alternative proposals for an acquisition of Immunome within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

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the substantial expenses to be incurred in connection with the Merger, including the costs associated with the Registration Statement and any related litigation;

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the potential for disruptive stockholder litigation following announcement of the Merger;

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the possible volatility, at least in the short term, of the trading price of Immunome common stock resulting from the announcement of the Merger;

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the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of a delay or failure to complete the Merger on the reputation of Immunome;

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the potential adverse effect of the public announcement of the Merger on management’s attention to the continuing operation of Immunome during the pendency of the Merger;

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the likely detrimental effect on Immunome’s cash position and stock price should the Merger not be completed and the ability of Immunome to obtain financing in the future in the event that the Merger is not completed;

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the risk to Immunome’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of Immunome’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities;

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the early stage of development of Morphimmune’s programs and development candidates, which, in the future, may not be suitable for clinical development, generate acceptable clinical data or be successfully developed into products that are marketed and sold;

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the strategic direction of the combined company following the completion of the Merger, which will be determined by a board of directors initially comprised of a majority of independent directors;

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the potential risk of diverting Immunome’s management’s attention and resources from the operation of Immunome’s business and towards completion of the Merger;

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the risks associated with integrating businesses upon completion of the Merger, including risks of employee disruption, risks relating to melding of company cultures and retention risks relating to key employees;

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the restrictions in the Merger Agreement on the conduct of Immunome’s business prior to the consummation of the Merger, which may delay or prevent Immunome from undertaking business opportunities that may arise prior to the consummation of the Merger;

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the fact that Immunome’s executive officers and directors have financial interests in the transactions that are not shared by all Immunome stockholders;

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the possibility that the strategic, operational and financial benefits and stock price performance anticipated in connection with the Merger might not be realized, or would take longer to realize than expected, by the combined company, including that the anticipated synergies resulting from the Merger might not be achieved and/or reflected in the trading price of Immunome’s common stock following the completion of the Merger; and

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various other risks associated with the combined company and the Merger, including those described in the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus/information statement.

The foregoing discussion of the Immunome’s Board’s reasons for its recommendation to Immunome’s stockholders is not meant to be exhaustive but is intended to address the material information and principal factors considered by the Immunome Board. In view of the wide variety of reasons considered in connection with its evaluation of the Merger and the complexity of these matters, the Immunome Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these reasons. In considering the reasons described above, individual members of the Immunome Board may have given different weight to different reasons. The Immunome Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Immunome’s management team and the legal and financial advisors of Immunome, and considered the reasons overall to be favorable to, and to support, its determination. In arriving at their respective recommendations, the members of the Immunome Board considered the interests of Immunome’s executive officers and directors as described under the caption “The Merger — Interests of the Immunome Directors and Executive Officers in the Merger”.
Morphimmune Reasons for the Merger
At a meeting held on June 28, 2023, the Morphimmune Board (with Dr. Prendergast recused), after careful review and consideration, among other things, unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Morphimmune and its stockholders, (ii) authorized, approved and declared advisable the Merger Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Morphimmune vote to approve the Morphimmune Stockholder Matters (as defined in the section titled “Questions and Answers about the Merger”).
In evaluating the Merger Agreement and the Merger, the Morphimmune Board consulted with (i) Morphimmune’s senior management, (ii) Morphimmune’s outside legal counsel regarding the terms of the Merger Agreement and Morphimmune’s obligations and rights thereunder and (iii) Morphimmune’s financial advisor regarding the financial terms of the Merger Agreement.
The Morphimmune Board considered the following reasons in reaching its conclusion to approve the Merger Agreement, the Merger and the other Contemplated Transactions and to recommend that the stockholders of Morphimmune vote to approve the Morphimmune Stockholder Matters, all of which the Morphimmune Board viewed as supporting its decision to approve the Merger with Immunome:
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the fact that the Exchange Ratio, which is expected to provide Morphimmune equityholders approximately 45% of the combined company’s outstanding shares on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing, is financially attractive in light of Morphimmune’s standalone value, Morphimmune’s strategic alternatives and the potential value of the combined company following the Merger;

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the fact that the Exchange Ratio is fixed and will not fluctuate based upon changes in the stock price of Immunome prior to completion of the Merger;

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the Morphimmune Board’s belief regarding the potential long-term strategic benefits of the Merger, including:

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the complementary and synergistic nature of Morphimmune’s Targeted Effector platform and Immunome’s antibody expertise and target discovery platform and the potential for the combined company to expand its development pipeline in multiple modalities, including naked antibodies, targeted effectors, next-generation anti-body drug conjugates and radioligand therapies;

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the ability to leverage both Morphimmune’s and Immunome’s core strengths and the opportunity to accelerate Morphimmune’s growth potential and pipeline programs with the combined company’s near term pipeline focused on three programs — two potential first-in class immuno-oncology agents (IMM20320 and Mi-1001) and a FAP-targeted radioligand therapy;

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the expectation that the combined company will have greater resources and better access to capital to execute on its strategic plan than Morphimmune would have as a standalone private entity; and

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the expectation that the Merger will result in greater long-term value to Morphimmune’s stockholders than the potential from other alternatives available to Morphimmune, including seeking an alternative transaction with another third party or remaining a standalone private entity, in each case, considering the potential for Morphimmune’s stockholders to share in the value creation of the combined company’s businesses;

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the fact that the Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and as such generally no gain or loss is expected to be recognized by Morphimmune’s stockholders for U.S. federal income tax purposes in connection with the exchange of Morphimmune common stock for shares of Immunome common stock pursuant to the Merger;

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the Morphimmune Board’s belief, based upon the negotiations with Immunome, that the Exchange Ratio for Morphimmune’s equityholders was the most favorable consideration to which Immunome was willing to agree;

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the Morphimmune Board’s belief, based upon the arm’s length negotiations with Immunome, that the terms of the Merger Agreement include the most favorable terms to Morphimmune in the aggregate to which Immunome was willing to agree;

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the Morphimmune Board’s belief that the terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, deal protection provisions and closing conditions, are reasonable for a transaction of this nature;

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the Support Agreements, pursuant to which certain directors, officers and stockholders of Immunome and Morphimmune have agreed, solely in their capacity as stockholders of Immunome and Morphimmune, respectively, to vote all of their shares of Immunome common stock or Morphimmune capital stock, as the case may be, in favor of the approval or adoption, respectively, of the Merger Agreement and the Contemplated Transactions;

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the likelihood of completion of the transactions contemplated by the Merger Agreement, particularly in light of the terms of the Merger Agreement and the closing conditions to the Merger;

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the Morphimmune’s Board’s belief that Dr. Siegall’s experience as the founder and former Chief Executive Officer of Seagen Inc., his track record in bringing oncology therapeutics to market, fundraising and executing on partnering transactions made him a suitable candidate for the Chief Executive Officer of the combined company; and

•
the fact that the combined company will be led by Morphimmune’s experienced industry Chief Executive Officer and certain members of both Immunome’s and Morphimmune’s management teams, many members of which have extensive drug development, research and development, business and regulatory expertise, and a board of directors with representation from the current Immunome Board and Morphimmune Board.

The Morphimmune Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Contemplated Transactions, including the following:
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the risks described under “Risk Factors” beginning on page 22 of this proxy statement/prospectus;

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the substantial expenses to be incurred in connection with the Merger, including the costs associated with the Registration Statement and any related litigation;

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the potential risk of diverting Morphimmune management’s attention and resources from the operation of Morphimmune’s business and towards completion of the Merger;

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the possibility that the Merger might not be completed on the terms set forth in the Merger Agreement or at all and the potential effects of the public announcement and pendency of the Merger on the reputation of Morphimmune, Morphimmune’s relationships with suppliers and other constituencies and the ability of Morphimmune to obtain financing in the future in the event that the Merger is not completed;

•
the risks associated with integrating businesses upon completion of the Merger, including risks of employee disruption, risks relating to melding of company cultures and retention risks relating to key employees;

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the possibility that the strategic, operational and financial benefits and stock price performance anticipated in connection with the Merger might not be realized, or would take longer to realize than expected, by the combined company, including that the anticipated synergies resulting from the Merger might not be achieved and/or reflected in the trading price of Immunome common stock following the completion of the Merger;

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the fact that no cash consideration is being paid in connection with the Merger and that the Exchange Ratio is fixed, so if Immunome’s stock price declines, and does not recover prior to the Effective Time, the value of consideration received by Morphimmune stockholders in connection with the Merger would also decline;

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the risk that the Merger might not be consummated (or such consummation may not occur in a timely manner), including the risks that Morphimmune would have incurred substantial transaction and opportunity costs and Morphimmune’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects;

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the restrictions the Merger Agreement imposes on soliciting competing bids and the fact that Morphimmune may be obligated to pay a termination fee of $3.0 million or reimburse expenses of Immunome up to $1.5 million if the Merger Agreement is terminated in certain circumstances and the possibility that the termination fee could potentially deter third parties from making a competing bid to acquire Morphimmune prior to the closing of the Merger and could impact Morphimmune’s ability to engage in another strategic transaction for 12 months if the Merger Agreement is terminated in certain circumstances;

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the fact that Morphimmune’s executive officers and directors have financial interests in the transactions that are not shared by all Morphimmune stockholders; and

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the restrictions in the Merger Agreement on the conduct of Morphimmune’s business prior to the consummation of the Merger, which may delay or prevent Morphimmune from undertaking business opportunities that may arise prior to the consummation of the Merger.

The foregoing discussion of the Morphimmune Board’s reasons for its recommendation to Morphimmune’s stockholders is not meant to be exhaustive but is intended to address the material information and principal factors considered by the Morphimmune Board. In view of the factors considered in connection with its evaluation of the proposed Merger and the complexity of these matters, the Morphimmune Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed Merger and the Merger Agreement and to make its recommendation to Morphimmune stockholders. In addition, individual members of the Morphimmune Board may have given differing weights to different factors. In reaching its determination to approve the proposed Merger and the Merger Agreement, the Morphimmune Board conducted an overall review of the factors described above, including thorough discussions with Morphimmune’s management and outside legal and financial advisors. The Morphimmune Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Merger were outweighed by the potential benefits of the Merger.

The Morphimmune Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Morphimmune Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 74 of this proxy statement/prospectus.
Opinion of Immunome’s Financial Advisor
In connection with the Merger, Immunome retained Stifel, Nicolaus & Company, Incorporated (Stifel) to provide it with financial advisory services. As part of that engagement, on June 28, 2023, Stifel delivered to the Immunome Board (in its capacity as such) its oral opinion, subsequently confirmed in writing by delivery of the written Opinion, that, as of that date and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the Merger Consideration (as defined in the Opinion) to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement was fair to Immunome, from a financial point of view.
Immunome did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering the Opinion. In selecting Stifel, the Immunome Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare sector and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales, and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. In the ordinary course of business, Stifel and its clients may transact in the equity securities of Immunome or Morphimmune or their affiliates and may at any time hold a long or short position in such securities.
The full text of the Opinion that Stifel delivered to the Immunome Board is attached to this proxy statement/prospectus as Annex B and is incorporated into this document by reference. The summary of the Opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Opinion. Immunome stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Stifel in connection with the Opinion.
The Opinion was for the information of, and directed to, the Immunome Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Merger. The Opinion did not constitute a recommendation to the Immunome Board as to how the Immunome Board should vote or otherwise act on the Merger or any other matter or to any stockholder of Immunome as to how any such stockholder should act with respect to the Merger or any other matter, including, without limitation, how to vote at any stockholders’ meeting at which the Merger is considered, or whether or not to enter into a voting, stockholders’, lock-up, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion did not compare the relative merits of the Merger with any other alternative transactions or business strategies that may have been available to Immunome and did not address the underlying business decision of the Immunome Board or Immunome to proceed with or effect the Merger.
In connection with the Opinion, Stifel, among other things:
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reviewed the financial terms of the Merger contained in the draft dated June 28, 2023 of the Merger Agreement, which was the most recent draft of the Merger Agreement provided to Stifel;

•
reviewed certain publicly available financial and other information of Immunome and Morphimmune, and certain other relevant financial and operating data of Immunome and Morphimmune furnished to Stifel by the management of Immunome and Morphimmune, respectively, and utilized per the instruction of Immunome;

•
reviewed and analyzed certain relevant historical financial and operating data concerning Immunome and Morphimmune furnished to Stifel by the management of Immunome and Morphimmune, respectively, and utilized per the instruction of Immunome;

•
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Immunome, as prepared by Immunome management, including projections for Immunome prepared by Immunome management (Immunome Projections), and reflecting the probabilities of technical success determined by Immunome’s management, and utilized per instruction of Immunome;

•
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Morphimmune, as provided by Immunome management, including projections for Morphimmune prepared by Morphimmune management with certain adjustments made by Immunome management and reflecting the probabilities of technical success determined by Immunome management (Morphimmune Projections), and utilized per instruction of Immunome;

•
discussed with certain members of the management of Immunome the historical and current business operations, financial condition and prospects of Immunome and Morphimmune and such other matters as Stifel deemed relevant;

•
reviewed and analyzed, based on the Immunome Projections and the Morphimmune Projections, the cash flows generated by Immunome and Morphimmune, as applicable, on a stand-alone basis to determine the present value of Immunome’s and Morphimmune’s respective discounted cash flows; and

•
reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed necessary or appropriate for purposes of the Opinion. In addition, Stifel took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of Immunome’s and Morphimmune’s industry generally.

In conducting its review and rendering the Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Immunome or Morphimmune or that was otherwise reviewed by Stifel, and Stifel did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by Immunome (including, without limitation, the Immunome Projections and the Morphimmune Projections), Stifel assumed, at the direction of Immunome, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Immunome as to the future operating and financial performance of Immunome and Morphimmune, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted or projected financial information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic, the conflict in Ukraine and recent actual or threatened bank failures, and also including, without limitation, the effect of evolving governmental interventions and non-interventions. Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information. Stifel relied on this forecasted and projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expressed no opinion as to any such forecasted or projected information or any other estimates or the assumptions on which they were made.
Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of either Immunome or Morphimmune since the date of the last financial statements of each company made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal, or physical inspection of Immunome’s or Morphimmune’s assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.

Stifel assumed that there were no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger would be satisfied and not waived. In addition, Stifel assumed that the Merger Agreement would not differ materially from the draft Stifel reviewed. Stifel also assumed that the representations and warranties of the parties set forth in the Merger Agreement were and will be true and correct and that the Merger would be consummated substantially on the terms and conditions described in the Merger Agreement and as further described to Stifel by Immunome management (subject to the limitations set forth in the Opinion), without any waiver of material terms or conditions by Morphimmune or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger would not have an adverse effect on Immunome, Morphimmune or the Merger. Stifel also assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that Immunome has relied upon the advice of its counsel, independent accountants, and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting, and regulatory matters with respect to Immunome, Morphimmune, the Merger, and the Merger Agreement.
The Opinion was limited to whether, as of the date of the Opinion, the Merger Consideration to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement was fair to Immunome from a financial point of view, and did not address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, any consequences of the Merger on Immunome or Morphimmune or their stockholders, creditors or otherwise, the terms or effect of the Parent Post-Closing Financing (as defined in the Merger Agreement) or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. The Opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Immunome Board of Directors or Immunome; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Merger on Immunome or the holders of Immunome common stock, including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Code; (iii) the fairness of the amount or nature of any compensation to any of Immunome’s officers, directors or employees, or class of such persons; or (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of Immunome, or any class of securities of any other party to any transaction contemplated by the Merger Agreement. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which Immunome’s securities would trade following the public announcement of the Merger or at any other time.
The Opinion was necessarily based on economic, market, financial, and other conditions as they existed on, and on the information made available to Stifel by or on behalf of Immunome or its advisors, or information otherwise reviewed by Stifel as of, the date of the Opinion. It is understood that subsequent developments may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise or reaffirm the Opinion. Further, as the Immunome Board was aware, the credit, financial and stock markets have been experiencing unusual volatility and Stifel expressed no opinion or view as to any potential effects of such volatility on Morphimmune, Immunome or the Merger. Stifel was not requested to, and did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuant transactions with Immunome.
Stifel is not a legal, tax, regulatory or bankruptcy advisor. Stifel has not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board (FASB), or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. The Opinion is not a solvency opinion and did not in any way address the solvency or financial condition of Morphimmune, Immunome or any other party. Stifel’s Fairness Opinion Committee approved the issuance of the Opinion.
The following is a brief summary of the material financial analysis performed by Stifel in arriving at the Opinion and presented by Stifel to the Immunome Board. In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching the Opinion. This summary of financial analysis alone does not constitute a complete description of the financial analysis Stifel employed in reaching its conclusions. The summary text describing the financial analysis does not constitute a complete description of Stifel’s financial analysis, including the methodologies and assumptions underlying the analysis, and if viewed in isolation could create a misleading or incomplete view of the financial analysis performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to the analysis performed by it in connection with the Opinion. Rather, Stifel made its determination as to the fairness, from a financial point of view, to Immunome of the Merger Consideration to be paid by Immunome in connection with the conversion of Morphimmune capital stock in the Merger pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of the analysis performed.
Except as otherwise noted, the information utilized by Stifel in its analysis, to the extent based on market data, was based on market data as it existed on or before June 28, 2023, and is not necessarily indicative of current market conditions. The analysis described below do not purport to be indicative of actual future results or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.
Discounted Cash Flow Analysis
Stifel used Immunome management’s financial projections of unlevered after-tax free cash flow for fiscal years 2023 through 2041 contained in the Immunome Projections to perform a discounted cash flow analysis of Immunome, and used Morphimmune management’s financial projections of unlevered after-tax free cash flow for fiscal years 2023 through 2043, as adjusted by Immunome management, contained in the Morphimmune Projections to perform a discounted cash flow analysis of Morphimmune. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period.
Stifel calculated the terminal value of Immunome’s projected unlevered after-tax free cash flow by applying a range of perpetuity growth rates of negative 50% to negative 25% to projected calendar year 2041 free cash flow. Stifel then discounted the cash flows and terminal value to present values using discount rates ranging from 11% to 13% (based on Stifel’s analysis of weighted average cost of capital, using the capital asset pricing model, considering Immunome’s company-specific circumstances and Stifel’s judgment). This analysis yielded a range of implied enterprise values for Immunome from which Stifel calculated a range of implied equity values for Immunome. The equity value range for Immunome implied by this analysis ranged from $88.8 to $189.9 million. As provided by Immunome management, the after-tax free cash flows for Immunome and Morphimmune used management’s projections of Immunome’s and Morphimmune’s net operating losses generated since 2017. The Financial Projections utilize a tax rate of 26% and assumed utilization of the net operating losses to offset up to 80% of net operating profit per year until such net operating losses were exhausted.
Stifel calculated the terminal value of Morphimmune’s projected unlevered after-tax free cash flow by applying a range of perpetuity growth rates of negative 90% to negative 60% to projected calendar year 2043 free cash flow. Stifel then discounted the cash flows and terminal value to present values using discount rates ranging from 11% to 13% (based on Stifel’s analysis of weighted average cost of capital, using the capital asset pricing model, considering Morphimmune’s company-specific circumstances and Stifel’s judgment). This analysis yielded a range of implied enterprise values for Morphimmune from which Stifel calculated a range of implied equity values for Morphimmune. The equity value range for Morphimmune implied by this analysis ranged from $112.8 to $208.0 million.
Based on the ranges of implied equity values calculated in the respective standalone discounted cash flow analyses for Immunome and Morphimmune, Stifel calculated the implied ownership split of the combined company for Immunome (without giving effect to the Merger Option granted to Dr. Siegall or the PIPE Financing, which were not considered or addressed by Stifel in connection with its analysis or opinion) using the ratios of (i) the low value of the Immunome implied equity value range to the high value of the Morphimmune implied equity value range, and (ii) the high value of the Immunome implied equity value range to the low value of the Morphimmune implied equity value range. The resulting implied ownership split of the combined company for Immunome ranged from 29.9% to 62.7%, as compared to the Immunome ownership split of 54.2% implied by the Exchange Ratio, based on the exercisable shares of Immunome and fully-diluted shares of Morphimmune (in the case of Morphimmune, on an as-converted-to-common basis), as provided by Immunome and Morphimmune management, respectively, determined using the treasury stock method and Immunome’s closing price on June 28, 2023. As described elsewhere in this proxy statement/prospectus/information statement, the Immunome ownership split on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023 and the grant of the Merger Option to Dr. Siegall and prior to giving effect to the PIPE Financing, is expected to be approximately 55%.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and Opinion; therefore, the ranges of valuations and relative valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual valuation of the company or its relative valuation.
Stifel is acting as financial advisor to Immunome in connection with the Merger. Immunome agreed to pay Stifel a fee for its services of $1.5 million, $750,000 of which became payable upon the delivery of the Opinion, and the remaining portion of which is contingent upon the closing of the Merger. Immunome has also agreed to reimburse Stifel for its expenses incurred in connection with Stifel’s engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of Immunome or Morphimmune or their affiliates and may at any time hold a long or short position in such securities. Stifel may seek to provide investment banking or financial advisory services to Immunome or Morphimmune and their affiliates in the future, for which Stifel would seek customary compensation. In the Opinion, Stifel also confirmed to the Immunome Board that there were no material relationships that existed during the two years prior to the date of the Opinion or that were mutually understood to be contemplated in which any compensation was received or was intended to be received as a result of the relationship between Stifel and any party to the Merger.
Certain Immunome and Morphimmune Unaudited Financial Projections
As a matter of course, neither Immunome nor Morphimmune publicly discloses forecasts or internal projections as to future performance, revenues, earnings or other results of operations due to the inherent unpredictability and subjectivity of the underlying assumptions and projections. However, in connection with the Immunome Board’s evaluation of the Merger, Immunome’s management prepared certain unaudited prospective internal financial projections with respect to Immunome that were provided to the Immunome Board in connection with its evaluation of the Merger and to Stifel in connection with its financial analysis and opinion (such projections are referred to hereinafter and in “The Merger — Opinion of Immunome’s Financial Advisor” as the Immunome Projections). In addition, Immunome received from Morphimmune certain unaudited prospective internal financial projections with respect to Morphimmune. These Morphimmune projections, as provided by Morphimmune and as adjusted by Immunome’s management, were also provided to the Immunome Board in connection with its evaluation of the Merger and to Stifel in connection with its financial analysis and opinion (such projections, as adjusted by Immunome’s management, are referred to hereinafter and in “The Merger — Opinion of Immunome’s Financial Advisor” as the Morphimmune Projections). The Immunome Projections and Morphimmune Projections included below are hereinafter referred to collectively as the Financial Projections. The Financial Projections were made available to and reviewed by the Immunome Board, which directed Stifel at a June 22, 2023 meeting of the Immunome Board to use the Financial Projections in its financial analysis and opinion. Stifel utilized the Financial Projections in its financial analysis undertaken in connection with the rendering of its opinion (see “The Merger — Opinion of Immunome’s Financial Advisor”). A summary of the Financial Projections is set forth below.
The information set forth below is included solely to give Immunome stockholders access to the Financial Projections that were provided to the Immunome Board in connection with its evaluation of the Merger and that, at the direction of Immunome, were utilized by Stifel in connection with its financial analysis and opinion as discussed under the section titled “The Merger — Opinion of Immunome’s Financial Advisor.” The Financial Projections included below are not being included herein to influence Immunome’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus/information statement. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this proxy statement/prospectus/information statement.
The Financial Projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Immunome management were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Immunome management’s knowledge and belief, the expected course of action and the expected future financial performance of Immunome and Morphimmune as standalone entities and estimated outcomes of other future events. However, this information is not fact and should not be relied upon as being indicative of future results of the combined company, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Financial Projections. The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Immunome and Morphimmune included, or incorporated by reference in this proxy statement/prospectus/information statement.
The Financial Projections reflect estimates and assumptions made by Immunome senior management with respect to the timing and cost of clinical development, the timing of product launches, product pricing and market penetration, size of the addressable population, peak sales, the length of exclusivity of products, the timing of entry of competitive products and the timing of generic competition, partnering strategies, payments in connection with Immunome’s collaboration with AbbVie, access to capital and general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Immunome’s control. Further, the Financial Projections reflect Immunome senior management’s adjustments for the probability of technical and regulatory success. In particular, the Financial Projections, while presented with numerical specificity, necessarily were based on numerous variables, estimates and assumptions that are inherently uncertain and also reflect general business, economic, market and financial conditions and other matters, including the ability to obtain regulatory approvals and the expected timing thereof, all of which are difficult to predict and many of which are beyond the control of any party. Because the Financial Projections cover years through 2041 for Immunome and through 2043 for Morphimmune, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Immunome’s or Morphimmune’s business and its results of operations. The decision to prepare projections until 2041 for Immunome and until 2043 for Morphimmune was based on Immunome’s management’s assessment that such time period would represent the time period for product exclusivity after which Immunome assumes its products will be exposed to biosimilar or generic competition and subsequent loss of product sales. The Financial Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative.
The Financial Projections were developed solely using the information available to Immunome management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Financial Projections not being achieved include the risk factors described in Immunome’s annual report on Form 10-K for the fiscal year ended December 31, 2022, and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In particular, the Financial Projections should not be utilized as public guidance. For a description of these and other risks related to the Financial Projections, see “Risks Related to the Merger — The Financial Projection” included in the section titled “The Merger — Certain Immunome and Morphimmune Unaudited Financial Projections,” which were prepared by Immunome management and considered by the Immunome Board in evaluating the Merger and at the direction of Immunome used by Stifel in rendering its opinion and performing its related financial analysis, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of the combined company’s product candidates, the actual results for the combined company’s business may be materially different from the results reflected in the Financial Projections.
The Financial Projections contain certain non-GAAP financial measures that Immunome believes are helpful in understanding its past financial performance and future results. Immunome’s senior management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Immunome believes that these non-GAAP financial measures provide meaningful information to help investors analyze Immunome’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures.
None of Immunome, Morphimmune, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Financial Projections and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Financial Projections to reflect circumstances existing after the date the Financial Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error. Except as required by applicable securities laws, Immunome does not intend to make publicly available any update or other revision to the Financial Projections, even in the event that any or all assumptions are shown to be in error. None of Immunome or Morphimmune or their respective affiliates, advisors, officers, directors or other representatives has made or makes any representation to any stockholder or other person regarding the combined company’s ultimate performance compared to the information contained in the Financial Projections or that forecasted results will be achieved. Neither Immunome nor Morphimmune has made any representation regarding the Financial Projections in the Merger Agreement or otherwise, concerning the Financial Projections.
The Financial Projections were prepared by, and are the responsibility of, Immunome’s management. Neither Ernst & Young LLP, Deloitte & Touche LLP, Moss Adams LLP, nor any other independent accountant has compiled, examined, performed any other procedures, or expressed any form of assurance with respect to the Financial Projections included herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Financial Projections. The reports of Ernst & Young LLP and Deloitte & Touche LLP incorporated by reference in this proxy statement/prospectus/information statement relate to Immunome’s historical audited financial statements and do not extend to the Financial Projections, which are unaudited, and should not be read to do so. The Moss Adams LLP report included in this proxy statement/prospectus/information statement relates to Morphimmune’s historical financial information and does not extend to the Morphimmune Financial Projections, which are unaudited, and should not be read to do so.
In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Financial Projections.

Immunome Projections
($ in millions)	2H’2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Total Revenue	—	$3	$12	$10	$2	$1	$0	$13	$39	$81	$138	$214	$309	$393	$469	$515	$533	$551	$535
EBITDA(1)	$(15)	$(34)	$(33)	$(23)	$(32)	$(38)	$(35)	$(34)	$(31)	$(11)	$21	$66	$122	$182	$246	$283	$294	$306	$296
Income tax expense	—	—	—	—	—	—	—	—	—	—	$(1)	$(3)	$(6)	$(9)	$(60)	$(73)	$(76)	$(79)	$(77)
Capex	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)
Increase/decrease in net working capital	—	—	—	—	—	—	—	$(3)	$(6)	$(10)	$(14)	$(19)	$(23)	$(21)	$(19)	$(11)	$(4)	$(5)	$4
Unlevered Free Cash Flow(2)	$(15)	$(35)	$(33)	$(23)	$(32)	$(38)	$(35)	$(38)	$(38)	$(23)	$4	$43	$92	$151	$166	$197	$212	$221	$222

(1)
EBITDA, a non-GAAP financial measure, refers to net operating income after tax, plus interest, taxes, depreciation and amortization and is not burdened by stock-based compensation expense.

(2)
Unlevered free cash flow, a non-GAAP financial measure, refers to net operating income after tax, minus capital expenditures and plus or minus changes in net working capital and is not burdened by stock-based compensation expense. As provided by Immunome management, the after-tax free cash flows for Immunome used management’s projections of Immunome’s net operating losses generated since 2017. The Financial Projections utilize a tax rate of 26% and assumed utilization of the net operating losses to offset up to 80% of net operating profit per year until such net operating losses were exhausted.

Morphimmune Projections
($ in millions)	2H’2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
Total Revenue	—	—	—	—	—	—	—	—	—	$33	$121	$227	$339	$455	$538	$566	$580	$594	$609	$625	$641
EBITDA(1)	$(5)	$(22)	$(20)	$(29)	$(64)	$(38)	$(50)	$(51)	$(22)	$(14)	$8	$72	$140	$211	$272	$307	$336	$343	$350	$358	$366
Income tax expense	—	—	—	—	—	—	—	—	—	—	$(0)	$(4)	$(7)	$(12)	$(70)	$(79)	$(87)	$(89)	$(91)	$(93)	$(95)
Capex	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(0)	$(2)	$(2)	$(3)	$(3)	$(2)	$(1)	$(1)	$(1)	$(1)	$(2)	$(2)	$(2)
Increase/decrease in net working capital	—	—	—	—	—	—	—	—	—	$(8)	$(22)	$(26)	$(27)	$(29)	$(20)	$(7)	$(3)	$(4)	$(4)	$(4)	$(4)
Unlevered Free Cash Flow(2)	$(5)	$(23)	$(20)	$(29)	$(64)	$(38)	$(50)	$(51)	$(22)	$(24)	$(16)	$38	$102	$167	$180	$220	$244	$249	$254	$260	$265

(1)
EBITDA, a non-GAAP financial measure, refers to net operating income after tax, plus interest, taxes, depreciation and amortization and is not burdened by stock-based compensation expense.

(2)
Unlevered free cash flow, a non-GAAP financial measure, refers to net operating income after tax, minus capital expenditures and plus or minus changes in net working capital and is not burdened by stock-based compensation expense. As provided by Immunome management, the after-tax free cash flows for Morphimmune used management’s projections of Morphimmune’s net operating losses generated since 2017. The Financial Projections utilize a tax rate of 26% and assumed utilization of the net operating losses to offset up to 80% of net operating profit per year until such net operating losses were exhausted.

Interests of the Immunome Directors and Executive Officers in the Merger
In considering the recommendation of the Immunome Board with respect to the approval of the Merger Agreement, the Merger and the issuance of shares of Immunome common stock as contemplated by the Merger Agreement, and the Immunome Stockholder Matters, Immunome’s stockholders should be aware that certain members of the Immunome Board and current and former executive officers of Immunome have interests in the Merger that may be different from, or in addition to, the interests of Immunome’s stockholders.
These interests relate to or arise from, among other things:
•
severance benefits to which each of Immunome’s executive officers may become entitled in the event of his or her termination of employment within three months before or 12 months following a change of control of Immunome, as applicable;

•
the accelerated vesting of certain options to purchase shares of Immunome common stock held by Immunome’s executive officers in the event of his or her termination of employment within three months before or 12 months following a change of control of Immunome, as applicable;

•
the accelerated vesting of options to purchase shares of Immunome common stock held by Immunome’s directors in the event of a change of control of Immunome;

•
the agreement that certain of the executive officers will continue as executives of the combined company;

•
the participation by one of Immunome’s directors (Mr. Rapp) in the PIPE Financing;

•
the agreement that Mr. Wagenheim, one of Immunome’s directors (which was subsequently increased to two with the mutual agreement between Immunome and Morphimmune to appoint Dr. Prendergast as one of the four independent directors), will serve on the Combined Company Board following the consummation of the Merger; and

•
that Dr. Prendergast, who was recused from board deliberations regarding the Merger and the other Contemplated Transactions, serves on both the Immunome Board and the Morphimmune Board.

The Immunome Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Immunome’s stockholders approve the proposals to be presented to Immunome’s stockholders for consideration at the Immunome special meeting as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
As of June 30, 2023, Immunome’s named executive officers and directors and such directors’ affiliated funds beneficially owned, in the aggregate, approximately 19.9% of the shares of Immunome common stock. Certain Immunome officers and directors, and their affiliates, have also entered into the Support Agreements in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger” beginning on page 139 of this proxy statement/prospectus/information statement.
Immunome Options
As of June 30, 2023, Immunome’s named executive officers and directors collectively owned unvested stock options to purchase 736,953 shares of Immunome common stock and vested stock options to purchase 839,683 shares of Immunome common stock, for a total of options to purchase 1,576,636 shares of Immunome common stock. All outstanding and unexercised options to purchase shares of Immunome common stock will remain issued and outstanding in accordance with their terms.
Immunome options held by Immunome’s executive officers (other than with respect to Dr. Sarma) are generally subject to “double-trigger” accelerated vesting upon an involuntary termination without “cause” (not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control”, in accordance with the terms of Immunome’s previously disclosed 2008 Equity Incentive Award Plan (2008 Plan), the 2018 Equity Incentive Plan (2018 Plan) and the 2020 Plan. The definitions of “cause” and “good reason” applicable to each executive officer are contained in their respective employment related agreements and have not been modified in connection with the transactions. Options held by Dr. Sarma are subject to “single” trigger accelerated vesting upon an involuntary termination without “cause” (not including death or disability) or resignation for “good reason.” In addition, options held by Immunome’s directors are subject to “single” trigger accelerated vesting following the occurrence of a “change in control” in accordance with the terms of the 2008 Plan, the 2018 Plan and the 2020 Plan.
The following table presents certain information concerning the outstanding Immunome stock options held by each of Immunome’s named executive officers and directors as of June 30, 2023:

	Option Awards
Name	Vesting Commencement Date(1)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Purnanand D. Sarma, Ph.D.	5/30/2019	328,635	—	0.54	5/30/2029
	3/15/2020	74,620	17,220	2.40	3/15/2030
	11/1/2020	—	51,205	2.40	11/1/2030
	5/28/2021	48,621	44,733	20.92	5/28/2031
	6/16/2022	30,250	90,750	3.42	6/16/2032
	6/8/2023	—	166,500	4.84	6/8/2033
Corleen M. Roche	4/19/2021	67,708	57,292	27.53	4/19/2031
	5/28/2021	8,650	7,959	20.92	5/28/2031
	6/16/2022	25,000	45,000	6.84	6/16/2032
	6/8/2023	—	58,000	4.84	6/8/2033
Dennis H. Giesing, Ph.D.	6/27/2020	3,375	1,125	11.38	6/27/2030
	3/23/2021	70,312	54,688	31.83	3/23/2031
	5/28/2021	8,650	7,959	20.92	5/28/2031
	6/16/2022	22,500	37,500	6.84	6/16/2032
	6/8/2023	—	50,000	4.84	6/8/2033
Mike Rapp	11/3/2020	6,354	1,146	11.38	11/3/2030
	5/28/2021	3,750	—	20.92	5/28/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033
Richard A. Baron	11/3/2020	4,011	1,146	11.38	11/3/2030
	5/28/2021	3,750	—	20.92	5/28/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033
John L. LaMattina, Ph.D.	12/6/2017	23,933	—	0.36	12/6/2027
	11/3/2020	6,354	1,146	11.38	11/3/2030
	5/28/2021	3,750	—	20.92	5/28/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033
Michael Lefenfeld	12/6/2017	23,933	—	0.36	12/6/2027
	8/4/2020	11,111	—	2.40	8/4/2030
	11/3/2020	6,354	1,146	11.38	11/3/2030
	5/28/2021	3,750	—	20.92	5/28/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033
Franklyn G. Prendergast, M.D., Ph.D.	6/16/2021	5,208	2,292	16.96	6/16/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033
Philip Wagenheim	11/3/2020	6,354	1,146	11.38	11/3/2030
	5/28/2021	3,750	—	20.92	5/28/2031
	6/16/2022	6,500	—	2.62	6/16/2032
	6/8/2023	—	6,500	4.84	6/8/2033

Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Immunome directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Interests of the Morphimmune Directors and Executive Officers in the Merger — Indemnification and Insurance.”
Interests of the Morphimmune Directors and Executive Officers in the Merger
In considering the recommendation of the Morphimmune Board with respect to the approval of the Merger Agreement, the Merger and the Contemplated Transactions, Morphimmune’s stockholders should be aware that certain members of the Morphimmune Board and executive officers of Morphimmune have interests in the Merger that may be different from, or in addition to, the interests of Morphimmune’s stockholders.
These interests relate to or arise from, among other things:
•
severance benefits to which each of Morphimmune’s executive officers may become entitled in the event of his or her termination of employment within 12 months following the consummation of the Merger;

•
the accelerated vesting of options to purchase shares of Morphimmune common stock, or Morphimmune Options, and restricted Morphimmune common stock held by Morphimmune’s executive officers and directors in connection with the Merger, and/or with his or her termination of employment within 12 months following the consummation of the Merger;

•
the agreement that Dr. Siegall and Mr. Barchas, two of Morphimmune’s directors (which was subsequently increased to three with the mutual agreement between Immunome and Morphimmune to appointed Dr. Prendergast as one of the four independent directors), will serve on the Combined Company Board following the consummation of the Merger;

•
that Dr. Prendergast, who was recused from board deliberations regarding the Merger and the other Contemplated Transactions, serves on both the Immunome Board and the Morphimmune Board;

•
the agreement that the executive officers will continue as executives of the combined company;

•
the entering into of the Siegall Employment Agreement (as defined below) and the grant of the Merger Option;

•
the exchange of Morphimmune capital stock and Morphimmune Options held by each of Morphimmune’s executive officers and directors for shares of Immunome common stock and options to purchase shares of Immunome common stock, respectively, in connection with the consummation of the Merger; and

•
the participation by Drs. Siegall and Turner in the PIPE Financing.

The Morphimmune Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement, the Merger and the Contemplated Transactions, and to recommend, as applicable, that Morphimmune’s stockholders approve the Merger Agreement, the Merger and the Contemplated Transactions and waive the appraisal rights provided to each stockholder pursuant Section 262 of the DGCL.
Ownership Interests
As of June 30, 2023, Morphimmune’s named executive officers and directors and the holders of 5% or more of Morphimmune’s capital stock beneficially owned, in the aggregate, approximately 70% of the shares of Morphimmune capital stock. Morphimmune officers, directors and holders of 5% or more of Morphimmune’s capital stock have entered into Support Agreements in connection with the Merger. For a more detailed discussion of the Support Agreements, please see the section titled “Agreements Related to the Merger” beginning on page 139 of this proxy statement/prospectus/information statement.

Morphimmune Options and Restricted Stock Awards
As of June 30, 2023, Morphimmune’s named executive officers and directors collectively owned (i) unvested stock options to purchase 6,001,165 shares of Morphimmune common stock and vested stock options to purchase 635,858 shares of Morphimmune common stock, for a total of options to purchase 6,637,023 shares of Morphimmune common stock; and (ii) 573,407 unvested shares of restricted Morphimmune common stock and 1,158,092 vested shares of Morphimmune common stock, for a total of 1,731,499 shares of common stock issued under the Morphimmune Plan (as defined below). In connection with the Merger, Immunome will assume outstanding and unexercised Morphimmune Options, and such options will be converted into options to purchase shares of Immunome common stock, with the number of Immunome shares subject to such Assumed Options and the exercise price being appropriately adjusted to reflect the Exchange Ratio.
Morphimmune options generally either do not include accelerated vesting provisions or are subject to “double-trigger” accelerated vesting upon an involuntary termination without “cause” (not including death or disability) or resignation for “good reason,” in either case, on or within 12 months following the occurrence of a “change in control”, in accordance with the terms of the Morphimmune Plan. The definitions of “cause” and “good reason” applicable to each executive officer are either contained in their respective employment related agreements or are as defined in the Morphimmune Plan and have not been modified in connection with the transactions. Options and/or restricted stock held by Drs. Siegall, Prendergast and Singhal and Messrs. Barchas and Martell are subject to “single” trigger accelerated vesting upon a “change in control”, which will occur with respect to Morphimmune in connection with the consummation of the Merger.
The following table presents certain information concerning the outstanding Morphimmune Options and restricted stock awards held by each of Morphimmune’s named executive officers and directors as of June 30, 2023:
	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price Per Share ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)
Clay Siegall, Ph.D.	9/27/2022	122,389	530,356	0.41	9/26/2023	—
	1/19/2023	3,916,500(1)	—	0.41	1/18/2023	—
Isaac Barchas	1/28/2021	—	—	—	—	75,000
	9/27/2022	47,389	205,356	0.41	9/26/2032	—
Phil Low, Ph.D.(2)	—	—	—	—	—	—
Ron Martell	4/21/2021	—	—	—	—	206,250
	9/27/2022	16,222	70,028	0.41	9/26/2032	—
Franklyn G. Prendergast, M.D., Ph.D.	3/5/2020	—	—	—	—	18,750
	4/16/2020	—	—	—	—	18,750
	9/27/2022	84,889	367,856	0.41	9/26/2032	—
Sunil Singhal, Ph.D.	4/16/2020	—	—	—	—	118,750
	10/21/2021	—	—	—	—	93,750
	9/27/2022	9,889	42,856	0.41	9/26/2032	—
Jack Higgins, Ph.D.	6/24/2022	176,784	475,960	0.41	6/23/2032	—
Max Rosett	3/24/2022	40,796	89,753	0.41	3/23/2022	—
	3/23/2023	137,500	302,500	0.32	3/22/2033	—
	3/15/2023	—	—	—	—	42,157

(1)
All shares underlying the option are unvested but are subject to early exercise.

(2)
Dr. Low owns 5,775,000 shares of Morphimmune common stock that are fully vested and were issued to him as founder’s stock outside of the Morphimmune Plan.

Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of Morphimmune’s directors and executive officers are expected to become directors and executive officers of Immunome upon the Closing.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Immunome and Morphimmune, as the surviving corporation in the Merger, shall indemnify and hold harmless each person who is or has served as a director or officer of Morphimmune against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director, officer, fiduciary or agent of Morphimmune, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Under the Merger Agreement, the provisions of Immunome’s amended and restated certificate of incorporation and amended and restated bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Immunome shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Immunome. The certificate of incorporation and bylaws of Morphimmune, as the surviving corporation in the Merger, shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former and present directors and officers that are presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Immunome.
The Merger Agreement also provides that Immunome shall maintain directors’ and officers’ liability insurance policies commencing at the Closing, on commercially available terms and conditions with coverage limits customary for companies similar situated to Immunome.
Structure
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Immunome formed in connection with the Merger, will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome.
Executive Officers of the Combined Company Following the Merger
Immediately following the Merger, the executive management team of the combined company is expected to be comprised of the following individuals with such additional officers as may be added by Morphimmune or the combined company:
Name	Position with the Combined Company	Current Position at Immunome or Morphimmune, as applicable
Clay Siegall, Ph.D.	Chief Executive Officer, President and Chairman of the Board	President and Chief Executive Officer of Morphimmune
Jack Higgins, Ph.D.	Chief Scientific Officer	Chief Scientific Officer of Morphimmune

Name	Position with the Combined Company	Current Position at Immunome or Morphimmune, as applicable
Matthew Robinson, Ph.D.	Chief Discovery Officer, Biology	Chief Technology Officer of Immunome
Corleen Roche	Chief Financial Officer	Chief Financial Officer of Immunome
Sandra Stoneman	Chief Legal Officer and General Counsel	Chief Legal Officer and General Counsel of Immunome
Bruce Turner, M.D., Ph.D.	Chief Strategy Officer	Chief Strategy Officer and Interim Chief Financial Officer of Morphimmune
Max Rosett	Senior Vice President, Operations	Acting Chief Operating Officer of Morphimmune
Directors of the Combined Company Following the Merger
At the Effective Time, the Combined Company Board will consist of seven directors and will be comprised of two members designated by Morphimmune (Dr. Siegall and Mr. Barchas), one member designated by Immunome (Mr. Wagenheim) and four independent directors to be mutually agreed. Two of the four independent directors will be Dr. Prendergast who currently serves as a member of the Immunome Board and the Morphimmune Board, and James Boylan, the designee appointed by Enavate, pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing. If the two remaining independent directors are not identified prior to the Effective Time, the Combined Company Board anticipates reducing the size of the Combined Company Board to five directors. For a more complete description of the Combined Company Board, please see the section titled “Management Following the Merger” beginning on page 195 of this proxy statement/prospectus/information statement.
The aforementioned Combined Company Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, in accordance with the Nasdaq rules. All of Immunome’s current directors, other than Mr. Wagenheim and Dr. Prendergast are expected to resign from their positions as directors of Immunome, effective as of the Effective Time.
Merger Consideration
For a discussion of the merger consideration to be issued to Morphimmune equityholders by Immunome, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 120.
Treatment of Immunome Stock Options
All outstanding and unexercised options to purchase shares of Immunome common stock will remain issued and outstanding in accordance with their terms. As of June 30, 2023, there were outstanding options to purchase up to an aggregate of 3,038,080 shares of Immunome common stock. As of June 30, 2023, Immunome’s current executive officers and directors hold outstanding options to purchase an aggregate of 2,022,341 shares of Immunome common stock.
Treatment of Morphimmune Stock Options
Under the terms of the Merger Agreement, Immunome will assume the Morphimmune Plan and all Morphimmune Options that are outstanding and unexercised immediately prior to the Effective Time, whether or not vested, and each such option will be converted into and become an Assumed Option.
Accordingly, from and after the Effective Time: (i) each outstanding Assumed Option may be exercised solely for shares of Immunome common stock; (ii) the number of shares of Immunome common stock subject to each outstanding Assumed Option will be determined by multiplying (A) the number of shares of Morphimmune common stock that were subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Immunome common stock; (iii) the per share exercise price for the Immunome common stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of Immunome common stock subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Morphimmune Option will otherwise remain unchanged; provided, however, that the Immunome Board or a committee thereof will succeed to the authority and responsibility of the Morphimmune Board or any committee thereof with respect to each Assumed Option.
Merger Expenses
Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated therein, including the Merger, will be paid by the party incurring such expense, whether or not the Merger is consummated.
Effective Time of the Merger
The Merger will be completed on the second business day after all of the conditions to the closing of the Merger are satisfied or waived, including the approval of the stockholders of Immunome and Morphimmune, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement — Termination and Termination Fees” on page 134. The Merger is anticipated to occur after the Immunome special meeting, which is further described on page 76. Immunome and Morphimmune cannot predict the exact timing of the closing of the Merger because it is subject to various conditions.
Regulatory Approvals
In the United States, Immunome must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Immunome common stock to Morphimmune’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus/information statement with the SEC. The Merger is not subject to filing or the waiting period under the Hart-Scott Rodino Antitrust Improvements Act, and Immunome does not intend to seek any regulatory approval from antitrust authorities to consummate the Merger.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion summarizes material U.S. federal income tax consequences of the Merger that are generally expected to be applicable to Morphimmune stockholders who are U.S. holders (as defined below), assuming the Merger is consummated as contemplated herein. This summary is based on current law, including the provisions of the Code, Treasury Regulations promulgated thereunder, judicial authority, and administrative rulings and practice, each as in effect as of the date of this proxy statement/prospectus/information statement and all of which are subject to change, possibly with retroactive effect.
This summary is not a complete description of all tax consequences of the Merger and does not address U.S. federal income tax consequences that may be relevant to particular Morphimmune stockholders in light of their personal circumstances or to Morphimmune stockholders who are subject to special treatment under U.S. federal income tax laws, such as Morphimmune stockholders who: do not hold their Morphimmune capital stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); are banks, insurance companies, tax-exempt entities, mutual funds, financial institutions, real estate investment trusts, regulated investment companies, government entities or broker-dealers; hold their Morphimmune capital stock as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code; hold their Morphimmune capital stock as part of a hedging, “straddle,” conversion or other integrated transaction or are treated as having sold their Morphimmune stock pursuant to the constructive sale provisions of the Code; are not U.S. holders; acquired their Morphimmune capital stock pursuant to the exercise of compensatory options, or in other compensatory transactions; acquired their Morphimmune capital stock pursuant to the exercise of warrants or conversion rights under convertible instruments; are subject to special tax accounting rules under Section 451(b) of the Code; hold their Morphimmune capital stock through individual retirement or other tax-deferred accounts; acquired their Morphimmune capital stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; have a functional currency other than the U.S. dollar; or are partnerships or entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations, or other pass-through entities (including hybrid entities) and investors therein.
In addition, this summary does not address (i) the tax consequences of the Merger under U.S. federal non-income tax law (including estate, gift, or other non-income taxes), (ii) the tax consequences of the Merger under state, local or non-U.S. tax laws, (iii) the impact of the alternative minimum tax provisions of the Code (including the 15% minimum tax applicable to the adjusted financial statement income of certain corporations) or the Medicare contribution tax on net investment income, (iv) the tax consequences of transactions effectuated before, subsequent to or concurrently with the Merger (whether or not any such transactions are consummated in connection with the Merger), including, without limitation, any transaction in which shares of Morphimmune capital stock are acquired, (v) the tax consequences to holders of Morphimmune Options, Morphimmune warrants or similar rights to acquire Morphimmune capital stock, or (vi) the tax consequences of the Merger to Morphimmune stockholders who exercise appraisal or dissenters’ rights.
If a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds Morphimmune capital stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisors as to the tax consequences of the Merger.
This summary is limited to Morphimmune stockholders who are U.S. holders. A U.S. holder is a beneficial owner of Morphimmune capital stock that is for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date.

IN VIEW OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH MORPHIMMUNE STOCKHOLDER SHOULD CONSULT SUCH STOCKHOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF SUCH STOCKHOLDER’S OWN TAX SITUATION.
General
Each of Immunome and Morphimmune intends the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the Registration Statement on Form S-4 of which this proxy statement/prospectus/information statement forms a part, Mintz will deliver to Immunome and Cooley will deliver to Morphimmune opinions that the material U.S. federal income tax consequences of the Merger to Morphimmune stockholders who are U.S. holders are as described below under the heading “— Treatment of U.S. Holders in the Merger.” These opinions are based on facts and representations contained in representation letters provided by Immunome and Morphimmune and on customary factual assumptions, and further assume that the Merger is completed in the manner set forth in the Merger Agreement and the Registration Statement of which this proxy statement/prospectus/information statement forms a part. In addition, the tax opinions will be based on the law in effect on the date of the opinions and will assume that there will be no change in applicable law between such date and the time of the Merger. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Merger could be adversely affected. Neither Immunome nor Morphimmune intends to obtain a ruling from the Internal Revenue Service (IRS) with respect to the tax consequences of the Merger. Further, the Merger is not conditioned upon obtaining an opinion from counsel that the Merger will qualify as a reorganization. Accordingly, no assurance can be given that the IRS will not challenge the Merger’s qualification as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such a challenge, and Morphimmune stockholders should consult their own tax advisors as to the specific tax consequences to them of the Merger, including applicable tax reporting requirements.
Treatment of U.S. Holders in the Merger
Subject to the qualifications and assumptions described in this proxy statement/prospectus/information statement, the Merger will qualify as a reorganization under Section 368(a) of the Code. If the Merger so qualifies, U.S. holders will not recognize gain or loss upon the exchange of their Morphimmune capital stock for Immunome common stock, except to the extent of cash received in lieu of a fractional share of Immunome common stock as described below. U.S. holders will obtain a basis in the Immunome common stock they receive in the Merger equal to their basis in the Morphimmune capital stock exchanged therefor, reduced by the amount of basis allocable to any fractional share of Immunome common stock. The holding period of the shares of Immunome common stock received by a U.S. holder in the Merger will include the holding period of the shares of Morphimmune capital stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of Immunome common stock will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis allocable to such fractional share. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period in the Morphimmune capital stock surrendered in the Merger is greater than one year as of the date of the Closing. Under current law, the deductibility of capital losses is subject to limitations. If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder would be treated as exchanging its Morphimmune capital stock in a fully taxable transaction in exchange for Immunome common stock and any cash received in lieu of a fractional share of Immunome common stock. U.S. holders generally would recognize capital gain or loss in such exchange equal to the difference between (i) the sum of the fair market value of the Immunome common stock received in the Merger and any cash received in lieu of a fractional share of Immunome common stock and (ii) such holder’s tax basis in the Morphimmune capital stock surrendered in the Merger. The aggregate tax basis of a U.S. holder in the Immunome common stock received in the Merger would equal the fair market value at the Effective Time of the U.S. holder’s Morphimmune capital stock exchanged in the Merger, and the holding period of Immunome common stock received in the Merger would begin on the day after the Effective Time of the Merger.
For purposes of the above discussion of the bases and holding periods for shares of Morphimmune capital stock acquired by U.S. holders at different times for different prices, such U.S. holders must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.
U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Information Reporting and Backup Withholding
Each U.S. holder who receives shares of Immunome common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Morphimmune are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such U.S.

holder’s Morphimmune capital stock surrendered in the Merger, the fair market value of such Morphimmune capital stock, the date of the Merger and the name and employer identification number of each of Morphimmune and Immunome. U.S. holders are urged to consult with their tax advisors to comply with these rules.
A U.S. holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. holder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder, if any, provided the required information is timely furnished to the IRS.
U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.
Nasdaq Listing
Immunome common stock currently is listed on The Nasdaq Capital Market under the symbol “IMNM.” Immunome has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Effective Time, (ii) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Immunome common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), and (iii) to the extent required by Nasdaq Rule 5110, to file an initial Nasdaq Listing Application for the Immunome common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
In addition, under the Merger Agreement, each of Morphimmune’s and Immunome’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Immunome common stock to be issued in the Merger have been approved for listing on Nasdaq as of the closing of the Merger. The terms of the Merger Agreement permit that this condition may be waived by agreement among Morphimmune, Immunome and Merger Sub, without recirculation or resolicitation of this proxy statement/prospectus/information statement.
Anticipated Accounting Treatment
The Merger is expected to be treated as an asset acquisition by Immunome of Morphimmune in accordance with GAAP. Upon completion of the Merger, Immunome will obtain control of Morphimmune’s assets consisting primarily of cash and IPR&D associated with Morphimmune’s primary product candidate, Mi-1001, and development program, 177Lu-FAP.
In accordance with U.S. GAAP, Immunome must first assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. An initial screen test is completed to determine if substantially all of the fair value of the gross assets acquired of Morphimmune is concentrated in a single asset or group of similar assets. If that screen is met, the set is not considered a business and is accounted for as an asset acquisition. Immunome will account for the acquisition of Morphimmune as an asset acquisition as substantially all of the fair value of the gross assets being acquired of Morphimmune is concentrated within the Mi-1001 product candidate and 177Lu-FAP development program which are considered a group of similar assets. These programs are deemed to be similar IPR&D assets being acquired based on the similarity of: (i) their current preclinical stage of development, (ii) solid tumor therapeutic indications, (iii) risks for development, (iv) regulatory pathway, and (v) economics of commercialization.
Since the IPR&D being acquired has no alternative future use, Immunome expects to record the amount of consideration allocated to the IPR&D assets as research and development expense in its statement of operations on the date of acquisition.
Appraisal Rights and Dissenters’ Rights
Immunome
Immunome stockholders are not entitled to appraisal rights under the DGCL in connection with the Merger.
Morphimmune
Morphimmune stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. In connection with approving the Merger, the Merger Agreement and the Contemplated Transactions, the Morphimmune Board recommended the Morphimmune stockholders vote to approve the Merger, the Merger Agreement and the Contemplated Transactions as well as waive any dissenters’ rights, appraisal rights or similar rights pursuant to Section 262 of the DGCL, which are described below. A condition of the Merger Agreement requires that no more than 10% of the shares of Morphimmune capital stock exercise statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such shares of Morphimmune capital stock.
The discussion below is not a complete summary regarding Morphimmune stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Morphimmune stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.
If the Merger is completed, within 10 days after the effective date of the Merger, Morphimmune will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Morphimmune capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Morphimmune within 20 days after the date of the giving of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Morphimmune of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Morphimmune capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Morphimmune, Inc., 101 Foundry Dr., Suite 1200, West Lafayette, IN 47906, Attention: Investor Relations, Email: IR@morphimmune.com, and should be executed by, or on behalf of, the record holder of shares of Morphimmune capital stock. ALL DEMANDS MUST BE RECEIVED BY MORPHIMMUNE WITHIN 20 DAYS AFTER THE DATE MORPHIMMUNE GIVES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If you fail to deliver a written demand for appraisal within the time period specified above or you vote in favor of the proposed Merger by executing the Morphimmune Written Consent, you will be entitled to receive the merger consideration for your shares of Morphimmune capital stock as provided for in the Merger

Agreement, but you will have no appraisal rights with respect to your shares of Morphimmune capital stock. To be effective, a demand for appraisal by a holder of shares of Morphimmune capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Morphimmune. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If you hold your shares of Morphimmune capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Morphimmune. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Morphimmune capital stock.
Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Morphimmune, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” as of the Closing of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger and combined company, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Morphimmune capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.
BY SIGNING THE MORPHIMMUNE WRITTEN CONSENT ENCLOSED WITH THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, A MORPHIMMUNE STOCKHOLDER WILL NOT BE ELIGIBLE TO EXERCISE APPRAISAL RIGHTS UNDER

DELAWARE LAW. MORPHIMMUNE STOCKHOLDERS WHO EXECUTED THE SUPPORT AGREEMENTS HAVE ALREADY WAIVER APPRAISAL RIGHTS.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about Immunome, Morphimmune or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.
The Merger Agreement contains representations and warranties that Immunome and Merger Sub, on the one hand, and Morphimmune, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While Immunome and Morphimmune do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Immunome, Morphimmune or Merger Sub, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Immunome and Merger Sub on the one hand, and Morphimmune on the other hand, and are modified by the disclosure schedules.
Structure
Under the Merger Agreement, at the Effective Time, Merger Sub, a wholly owned subsidiary of Immunome formed in connection with the Merger, will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome.
Completion and Effectiveness of the Merger
The Merger will be completed on the second business day after all of the conditions to the closing of the Merger (the Closing; and the date on which Closing actually takes place, the Closing Date) are satisfied or waived, including the approval of the stockholders of Immunome, unless earlier terminated in accordance with the terms of the Merger Agreement. For more information on termination rights, see the section titled “The Merger Agreement-Termination and Termination Fees.” The Merger is anticipated to occur after the Immunome special meeting of stockholders, which is further described in the section titled “The Special Meeting of Immunome’s Stockholders.” Immunome and Morphimmune cannot predict the exact timing of Closing because it is subject to various conditions.
Merger Consideration
At the Effective Time, each outstanding share of capital stock of Morphimmune capital stock, will be converted into the right to receive approximately 0.3042 shares of Immunome common stock, based on an exchange ratio of 0.3042.
No fractional shares of Immunome common stock will be issued in connection with the Merger, and Morphimmune stockholders will receive cash in lieu of fractional shares. Immunome expects that it will issue approximately 8,835,726 shares of Immunome common stock in the Merger, excluding any shares that may be subsequently issued in connection with the exercise of Assumed Options or the assumption of the Morphimmune Plan.

Treatment of Morphimmune Stock Options
At the Effective Time, each Morphimmune Option that is outstanding and unexercised immediately prior to the Effective Time, if any, whether or not vested, will be assumed by Immunome and converted into and become an Assumed Option.
Accordingly, from and after the Effective Time: (i) each Assumed Option may be exercised solely for shares of Immunome common stock; (ii) the number of shares of Immunome common stock subject to each Assumed Option will be determined by multiplying (A) the number of shares of Morphimmune common stock that were subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio of 0.3042, and rounding the resulting number down to the nearest whole number of shares of Immunome common stock; (iii) the per share exercise price for the Immunome common stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of Immunome common stock subject to such Morphimmune Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio of 0.3042 and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Morphimmune Option will otherwise remain unchanged; provided, however, that the Immunome Board or a committee thereof will succeed to the authority and responsibility of the Morphimmune Board or any committee thereof with respect to each Assumed Option.
Directors and Executive Officers of the Combined Company Following the Merger
The Merger Agreement provides that the parties will take all necessary action so that (a) effective as of the Effective Time, the Combined Company Board is comprised of seven members, with two such members designated by Morphimmune, one such member designated by Immunome and the remaining four independent directors to be mutually agreed by Immunome and Morphimmune. Dr. Siegall, President and Chief Executive Officer of Morphimmune, will serve as the Chief Executive Officer of the combined company and the additional executive officers of the combined company will be mutually agreed by Immunome and Morphimmune. For more information about the directors and executive officers of the combined company following the Merger, please see the sections titled “The Merger — Executive Officers of the Combined Company Following the Merger” and “The Merger — Directors of the Combined Company Following the Merger.”
Conditions to the Completion of the Merger
The obligations of each party to consummate the Merger are subject to the satisfaction (or, to the extent permitted by applicable law, the written waiver by each of the parties), at or prior to the Closing, of the following conditions:
•
there must not have been any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and that remains in effect, and no law may have made the consummation of the Contemplated Transactions illegal;

•
the Immunome stockholders must have approved the Stock Issuance Proposal by the Required Immunome Stockholder Vote;

•
Morphimmune must have obtained the affirmative vote (or written consent) of a majority of the outstanding Morphimmune preferred stock voting together as a class and a majority of the outstanding Morphimmune capital stock voting together as a class (collectively, the Required Morphimmune Stockholder Vote) to adopt and approve the Merger Agreement and approve the Contemplated Transactions.

•
the existing shares of Immunome common stock must have been continually listed on Nasdaq as of and from the date of the Merger Agreement through the Closing Date and the shares of Immunome common stock to be issued in the Merger pursuant to the Merger Agreement must have been approved for listing (subject to official notice of issuance) on Nasdaq as of Closing;

•
this Registration Statement must have become effective in accordance with the Securities Act and must not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that not been withdrawn; and

•
the Subscription Agreements must be in full force and effect and cash proceeds of not less than the $125,000,000 must be available to Immunome following the Closing.

In addition, the obligation of Immunome and Merger Sub to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Morphimmune set forth in the Merger Agreement under Section 2.8(b) (Absence of Morphimmune Material Adverse Effect) must be true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date;

•
the representation and warranties of Morphimmune set forth in the Merger Agreement under the first sentence of Section 2.6(a) and the first sentence of Section 2.6(b) (Capitalization) must have been true and correct in all but de minimis respects as of the date of the Merger Agreement and must be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all but de minimis respects as of such date);

•
the representations and warranties of Morphimmune set forth in the Merger Agreement under Section 2.1 (Due Organization; Subsidiaries), Section 2.3 (Authority; Binding Nature of Agreement), Section 2.4 (Vote Required), Section 2.6(a) and Section (c) (Capitalization) (other than the first sentence of Section 2.6(a) and the first sentence of Section 2.6(c)), and Section 2.20 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

•
the representations and warranties of Morphimmune set forth in the Merger Agreement (other than the Morphimmune representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Morphimmune Material Adverse Effect (as defined below) (without giving effect to any references therein to any Morphimmune Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications set forth in the preceding clause (a), as of such particular date);

•
Morphimmune must have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•
since the date of the Merger Agreement, there must not have occurred an Morphimmune Material Adverse Effect that is continuing;

•
Immunome must have received from Morphimmune (i) an officer’s certificate certifying that certain conditions set forth in the Merger Agreement have been duly satisfied and (ii) a copy of an allocation certificate containing information regarding Morphimmune’s capitalization;

•
certain of Morphimmune’s investor agreements must have been terminated (or will be terminated as of the Closing);

•
the Lock-Up Agreements executed by certain officers, directors and stockholders of Morphimmune must continue to be in full force and effect as of Closing;

•
Immunome must have received (i) an original signed statement from Morphimmune that Morphimmune is not, and has not been at any time during the applicable period specified in

Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from Morphimmune to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Immunome to deliver such notice to the IRS on behalf of Morphimmune following Closing, each dated as of the Closing Date, duly executed by an authorized officer of Morphimmune, and in form and substance reasonably acceptable to Immunome;
•
the holders of no more than 10% of the shares of Morphimmune capital stock will have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to their shares of Morphimmune capital stock; and

•
the Siegall Employment Agreement must be in full force and effect.

In addition, the obligation of Morphimmune to consummate the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties of Immunome set forth in the Merger Agreement under Section 3.8(b) (Absence of Immunome Material Adverse Effect) must be true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date;

•
the representation and warranties of Immunome set forth in the Merger Agreement under the first sentence of Section 3.6(a) and the first sentence of Section 3.6(c) (Capitalization) must have been true and correct in all but de minimis respects as of the date of the Merger Agreement and must be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all but de minimis respects as of such date);

•
the representations and warranties of Immunome and Merger Sub set forth in the Merger Agreement under Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6 (Capitalization) (other than the first sentence of Section 3.6(a) and the first sentence of Section 3.6(c)) and 3.20 (No Financial Advisors) must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties must have been true and correct in all material respects as of such date);

•
the representations and warranties of Immunome and Merger Sub set forth in the Merger Agreement (other than the Immunome and Merger Sub representations and warranties listed above) must have been true and correct as of the date of the Merger Agreement and must be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have an Immunome Material Adverse Effect (as defined below) (without giving effect to any references therein to any Immunome Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations must have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date);

•
Immunome and Merger Sub must have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the Effective Time;

•
since the date of the Merger Agreement, there must not have occurred an Immunome Material Adverse Effect that is continuing;

•
Morphimmune must have received from Immunome (i) an officer’s certificate confirming that certain conditions of the Merger Agreement have been duly satisfied; (ii) a certificate containing information regarding Immunome’s capitalization; and (iii) a written resignation executed by the directors of Immunome who will not continue as directors of Immunome after Closing; and
•
the Lock-Up Agreements executed by certain officers, directors and stockholders of Immunome must be in full force and effect as of immediately following the Effective Time.

“Immunome Material Adverse Effect” means any effect, change, event, circumstance or development (collectively, Effect) that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Immunome or its subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been an Immunome Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Immunome and its subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID 19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Immunome common stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Immunome common stock may be taken into account in determining whether a Immunome Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Immunome to meet internal or analysts’ expectations or projections or the results of operations of Immunome (it being understood, however, that any Effect causing or contributing to the failure of Immunome to meet internal or analysts’ expectations or projections or the results of operations of Immunome may be taken into account in determining whether a Immunome Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) any change in, or any compliance with or action taken for the purpose of complying with, any law or GAAP (or interpretations of any law or GAAP), (g) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions or (h) resulting from the taking of any action expressly required to be taken by this Agreement except in each case, with respect to clauses (a) through (c) and (f), to the extent such Effect disproportionately affects Immunome and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Immunome and its subsidiaries operate.
“Morphimmune Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Morphimmune; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Morphimmune Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Morphimmune operates, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) the announcement of the Merger Agreement or the pendency of the Contemplated Transactions or (f) resulting from the taking of any action expressly required to be taken by the Merger Agreement; except, in each case, with respect to clauses (a) through (d), to the extent such Effect disproportionately affects Morphimmune relative to other similarly situated companies in the industries in which Morphimmune operates.
“Effect” means any effect, change, event, circumstance or development.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of the parties.
Morphimmune represents and warrants to the following matters:
•
Due Organization; Subsidiaries;

•
Organizational Documents;

•
Authority; Binding Nature of Agreement;

•
Vote Required;

•
Non-Contravention; Consents;

•
Capitalization;

•
Financial Statements;

•
Absence of Changes;

•
Absence of Undisclosed Liabilities;

•
Title to Assets;

•
Real Property; Leasehold;

•
Intellectual Property;

•
Agreements, Contracts and Commitments;

•
Compliance; Permits; Restrictions;

•
Legal Proceedings; Orders;

•
Tax Matters;

•
Employee and Labor Matters; Benefit Plans;

•
Environmental Matters;

•
Insurance;

•
No Financial Advisors;

•
Transactions with Affiliates; and

•
Anti-Bribery.

Immunome and Merger Sub represent and warrant to the following matters:
•
Due Organization; Subsidiaries;

•
Organizational Documents;

•
Authority; Binding Nature of Agreement;

•
Vote Required;

•
Non-Contravention; Consents;

•
Capitalization;

•
SEC Filings; Financial Statements;

•
Absence of Changes;

•
Absence of Undisclosed Liabilities;

•
Title to Assets;

•
Real Property; Leasehold;

•
Intellectual Property;

•
Agreements, Contracts and Commitments;

•
Compliance; Permits; Restrictions;

•
Legal Proceedings; Orders;

•
Tax Matters;

•
Employee and Labor Matters; Benefit Plans;

•
Environmental Matters;

•
Insurance;

•
No Financial Advisors;

•
Transactions with Affiliates;

•
Anti-Bribery;

•
Valid Issuance; and

•
Opinion of Financial Advisor.

The representations and warranties of Morphimmune, Immunome and Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will terminate at the Effective Time.
Non-Solicitation
Immunome and its subsidiaries and Morphimmune are prohibited by the terms of the Merger Agreement, from, directly or indirectly, (i) soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) or taking any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnishing any non-public information regarding Immunome or Morphimmune, respectively, to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engaging in discussions (other than to inform any person of the existence of these prohibitions) or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approving, endorsing or recommending any Acquisition Proposal; (v) executing or entering into any letter of intent or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined below) (other than, in the case of Immunome, a confidentiality agreement permitted as described below); or (vi) publicly proposing to do any of the foregoing.
Pursuant to the terms of the Merger Agreement, each of Immunome and Morphimmune agreed to immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person relating to any Acquisition Proposal or Acquisition Inquiry that had not already been terminated as of the date of the Merger Agreement, terminate access to any non-public information of Immunome or any of its subsidiaries or Morphimmune, respectively, provided to such person via an electronic or physical data room in connection with such Acquisition Proposal or Acquisition Inquiry and request the destruction or return of any of such party’s non-public information provided to such person in connection with any such Acquisition Proposal or Acquisition Inquiry as soon as practicable after the date of the Merger Agreement.
Subject to certain restrictions and prior to approval of the Stock Issuance Proposal, Immunome and its subsidiaries may furnish non-public information regarding Immunome or any of its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide Acquisition Proposal by such person, which the Immunome Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (as defined below) (and is not withdrawn) if: (A) such Acquisition Proposal did not result from a breach of the non-solicitation restrictions in the Merger Agreement, (B) the Immunome Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Immunome Board under applicable law; (C) prior to furnishing any such non-public information to such person, Immunome gives Morphimmune notice of Immunome’s intention to furnish non-public information to, or enter into discussions with, such person and substantially contemporaneously furnishes such non-public information to Morphimmune (to the extent such information has not been previously furnished by Immunome to Morphimmune), and (D) prior to the furnishing of such information or the entry into such discussions or negotiations, Immunome receives from such person an executed confidentiality agreement (1) containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to it as those contained in the confidentiality agreement entered into between Immunome and Morphimmune in connection with the Merger and (2) that does not prohibit Immunome from providing information to Morphimmune in accordance with the Merger Agreement (an Acceptable Confidentiality Agreement).
If Immunome or its subsidiaries, Morphimmmune or their respective representatives receives an Acquisition Proposal or Acquisition Inquiry during the period following the date of the Merger Agreement through Closing, then such party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) (1) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry), (2) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from such party, any of its subsidiaries or any of their respective representatives and (3) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Each party will keep the other party reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto, including providing updated written documentation and material correspondences to or from such party, any of its subsidiaries or any of their respective representatives.
“Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Morphimmune or any of its affiliates, on the one hand, or Immunome or any of its affiliates, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term Acquisition Inquiry does not include the Merger or the other Contemplated Transactions.
“Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Morphimmune or any of its affiliates, on the one hand, or by or on behalf of Immunome or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; provided, however, the PIPE Financing shall not, nor shall securities to be acquired thereby, trigger an Acquisition Transaction; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 80% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; (b) is not subject to any financing condition (and if financing is required, such financing is fully committed); and (c) is on terms and conditions that the Immunome Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by Morphimmune to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisor, are more favorable, from a financial point of view, to Immunome’s stockholders than the terms of the Contemplated Transactions.

Immunome Stockholder Meeting
Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Immunome will take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Immunome common stock for the purpose of seeking approval of the Immunome Stockholder Matters.
The Immunome special meeting will be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than 45 calendar days (or such shorter period of time as may be reasonably recommended by a proxy solicitation firm engaged by Immunome in connection with the Immunome special meeting) after the effective date of the Registration Statement. Immunome will take reasonable measures to ensure that all proxies solicited in connection with the Immunome special meeting are solicited in compliance with all applicable laws. If, on or before the date of the Immunome special meeting, Immunome reasonably believes that it (i) will not receive proxies sufficient to obtain the required approvals of the Stock Issuance Proposal (Required Immunome Stockholder Vote), whether or not a quorum would be present or (ii) will not have sufficient shares of Immunome common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Immunome special meeting, Immunome may postpone or adjourn, or make one or more successive postponements or adjournments of, the Immunome special meeting as long as the date of the Immunome special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments without the prior written consent of Morphimmune.
Immunome agreed that, subject to certain exceptions in the Merger Agreement: (i) the Immunome Board will recommend that the holders of Immunome common stock vote to approve the Immunome Stockholder Matters and will use commercially reasonable efforts to solicit such approval within the timeframe set forth above, (ii) this proxy statement/prospectus/information statement will include a statement to the effect that the Immunome Board recommends that Immunome’s stockholders vote to approve the Immunome Stockholder Matters (the recommendation of the Immunome Board with respect to the Immunome Stockholder Matters being referred to as the Immunome Board Recommendation); and (iii) (1) the Immunome Board Recommendation will not be withheld, amended, withdrawn or modified, (2) the Immunome Board will not publicly propose to withhold, amend, withdraw or modify the Immunome Board Recommendation and (3) no resolution by the Immunome Board or any committee thereof to withdraw or modify the Immunome Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), if taken, will constitute, in each case, an Immunome Board Adverse Recommendation Change).
The terms of the Merger Agreement provide that, subject to the limitations set forth in the Merger Agreement, if at any time prior to the approval of the Immunome Stockholder Matters at the Immunome special meeting by the Required Immunome Stockholder Vote, Immunome receives a bona fide Acquisition Proposal (which did not result from a breach of the non-solicitation provisions of the Merger Agreement) from any person that has not been withdrawn and after consultation with outside legal counsel, the Immunome Board determines, in good faith, that such Acquisition Proposal is a Superior Offer, the Immunome Board may make an Immunome Board Adverse Recommendation Change, if and only if: (A) the Immunome Board determines in good faith, after consultation with Immunome’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Immunome Board to Immunome’s stockholders under applicable law; (B) Immunome has given Morphimmune prior written notice of its intention to consider making an Immunome Board Adverse Recommendation Change at least four business days prior to making any such Immunome Board Adverse Recommendation Change (an Immunome Determination Notice, and such period, the Immunome Notice Period) (which notice will not constitute an Immunome Board Adverse Recommendation Change); and (C)(1) Immunome provided to Morphimmune the identity of the person making the Acquisition Proposal, as well as a summary of the material terms and conditions of the Acquisition Proposal (and in the case of a written Acquisition Proposal, any written documentation related thereto) in accordance with the Merger Agreement, (2) Immunome has and has caused its representatives to, during the Immunome Notice Period, negotiate in good faith with Morphimmune (to the extent Morphimmune desires to negotiate) to enable Morphimmune to propose in writing an offer binding on Morphimmune to effect such adjustments to the terms and conditions of the

Merger Agreement so that such Acquisition Proposal no longer constitutes a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposals made by Morphimmune, if any, after consultation with outside legal counsel, the Immunome Board determines, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Immunome Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Immunome Board to Immunome’s stockholders under applicable law; provided that (x) Morphimmune receives written notice from Immunome confirming that the Immunome Board has determined to change its recommendation during the Immunome Notice Period, which shall include a description in reasonable detail of the reasons for such Immunome Board Adverse Recommendation Change and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer during the Immunome Notice Period; (y) during any Immunome Notice Period, Morphimmune shall be entitled to deliver to Immunome one or more counterproposals to such Acquisition Proposal and Immunome will, and will cause its representatives to, negotiate with Morphimmune in good faith (to the extent Morphimmune desires to negotiate) to enable Morphimmune to propose in writing an offer binding on Morphimmune to effect such adjustments to the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price that Immunome’s stockholders would receive), Immunome must provide Morphimmune with notice of such material amendment and the Immunome Notice Period will be extended, if applicable, to ensure that at least three business days remain in the Immunome Notice Period (it being understood that there may be multiple extensions).
The terms of the Merger Agreement also provide that, other than in connection with an Acquisition Proposal, the Immunome Board may make an Immunome Board Adverse Recommendation Change in response to an Immunome Change in Circumstance (as defined below), if and only if: (A) the Immunome Board determines in good faith, after consultation with the Immunome’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Immunome Board to Immunome’s stockholders under applicable law; (B) Immunome has given Morphimmune an Immunome Determination Notice at least four business days prior to making any such Immunome Board Adverse Recommendation Change; and (C) (1) Immunome has provided Morphimmune with a description of the Immunome Change in Circumstance in reasonable detail, including the material facts and circumstances related to the Immunome Change in Circumstance, (2) Immunome has, and has caused its representatives to, during the four business days after the Immunome Determination Notice, negotiate in good faith with Morphimmune (to the extent Morphimmune desires to do so) to enable Morphimmune to propose revisions to the terms of this Agreement or make another proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Morphimmune, if any, after consultation with outside legal counsel, the Immunome Board determines, in good faith, that the failure to make the Immunome Board Adverse Recommendation Change in response to such Immunome Change in Circumstance would be inconsistent with the fiduciary duties of the Immunome Board to Immunome’s stockholders under applicable law. The provisions of the Merger Agreement described in this paragraph also apply to any material change to the facts and circumstances relating to such Immunome Change in Circumstance and require a new Immunome Determination Notice, except that the references to four business days will be deemed to be three business days (it being understood that there may be multiple extensions).
“Immunome Change in Circumstance” means any development or change in circumstance (other than any such development or change in circumstance related to (A) the entry by Immunome into the Merger Agreement or the pendency of the Contemplated Transactions, (B) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (C) the fact, in and of itself, that Immunome meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Immunome common stock (it being understood that the underlying cause of any of the foregoing in this clause (C) may be considered and taken into account to the extent not otherwise excluded by this definition)) that (1) materially affects the business, assets or operations of Immunome and that occurs or arises after the date of the Merger Agreement and (2) was not known or reasonably foreseeable to the Immunome Board or the officers of Immunome on the date of the Merger Agreement.

Morphimmune Stockholder Action by Written Consent
The Merger Agreement contemplates that promptly after the Registration Statement is declared effective under the Securities Act, and in any event no later than three business days thereafter, Morphimmune will prepare, with the cooperation of Immunome, and cause to be mailed to its stockholders an information statement, which shall include a copy of this proxy statement/prospectus/information statement to solicit the approval by written consent from Morphimmune’s stockholders sufficient for the Required Morphimmune Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of approving the Morphimmune Stockholder Matters.
Morphimmune agreed that: (i) the Morphimmune Board will recommend that the Morphimmune stockholders vote to approve the Morphimmune Stockholder Matters and will use commercially reasonable efforts to solicit such approval from stockholders of Morphimmune within the timeframe set forth above (the recommendation of the Morphimmune Board that Morphimmune’s stockholders vote to adopt and approve the Morphimmune Stockholder Matters being referred to as the Morphimmune Board Recommendation); and (ii) the Morphimmune Board Recommendation will not be withdrawn or modified (and the Morphimmune Board will not publicly propose to withdraw or modify the Morphimmune Board Recommendation), and no resolution by the Morphimmune Board or any committee thereof to withdraw or modify the Morphimmune Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal will be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, will constitute, in each case, a Morphimmune Board Adverse Recommendation Change).
Appraisal Rights and Dissenters’ Rights
Under the DGCL, Immunome stockholders are not entitled to appraisal rights in connection with the Merger.
Morphimmune stockholders are entitled to statutory appraisal rights in connection with the Merger under Section 262 of the DGCL. One of the conditions to Immunome’s obligation to consummate the Merger is that the holders of no more than 10% of the shares of Morphimmune capital stock shall have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to their shares of Morphimmune capital stock. Morphimmune stockholders holding approximately 64.6% of the outstanding Morphimmune capital stock waived their rights to exercise appraisal rights in the Support Agreements entered into in connection with the execution of the Merger Agreement.
Covenants; Operation of Business Pending the Merger
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in certain schedules to the Merger Agreement, (ii) as expressly required in accordance with the Merger Agreement, (iii) as required by applicable law, (iv) with the prior written consent of Morphimmune, or (v) as set forth in Immunome’s operating budget delivered to Morphimmune concurrently with the execution of the Merger Agreement, each of Immunome and its subsidiaries has agreed to (A) conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts, (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable in the ordinary course of business, and (C) use commercially reasonable efforts to preserve intact in all material respects its assets, properties and material relationships with suppliers, commercial parties, licensors, employees and contractors, and will not:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Immunome common stock from terminated employees, directors or consultants of Immunome or in connection with the payment of the exercise price or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under Immunome’s Second Amended and Restated 2015 Equity Incentive Plan, Immunome’s 2021 Incentive Plan and Immunome’s 2021 Employee Stock Purchase Plan (collectively, Immunome Plans) in accordance with the terms of such award in effect on the date of the Merger Agreement);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Immunome or any of its subsidiaries (except for Immunome common stock issued upon the valid exercise of outstanding Immunome options or Immunome warrants or upon settlement of Immunome restricted stock units); (B) any option, warrant or right to acquire any capital stock or any other security other than Immunome stock options or restricted stock unit awards granted to directors, employees and service providers in the ordinary course of business in connection with annual grants; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Immunome or any of its subsidiaries;

•
accelerate the vesting or settlement of any outstanding Immunome options, Immunome warrants, Immunome restricted stock units or any other instrument convertible into or exchangeable for any capital stock or other security of Immunome or any of its subsidiaries (except in accordance with the terms of any existing Immunome contract, which, in each case, a form of which has been made available to Morphimmune prior to the date hereof);

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except as required to give effect to anything in contemplation of Closing, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

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form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees, directors, and consultants in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) make any capital expenditure in excess of $75,000 individually and $250,000 in the aggregate, or (E) forgive any loans to any persons, including Immunome’s employees, officers, directors or affiliates;

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other than as required by applicable law or the terms of any Immunome benefit plan as in effect on the date of the Merger Agreement: (A) adopt, terminate, establish or enter into any Immunome benefit plan; (B) cause or permit any Immunome benefit plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees other than (1) increases in base salary and annual cash bonus opportunities and payments made, in each case, in connection with annual cost of living adjustments consistent with past practice and (2) prorated bonuses paid to terminated employees in accordance with the terms of any existing Immunome contract, which, in each case, a form of which has been made available to Morphimmune prior to the execution of the Merger Agreement; (D) hire any officer or any employee or engage any independent contractor; (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (F) terminate or give notice to any officer other than for cause or terminate any officer or employee that would result in the acceleration of any outstanding equity awards;

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recognize any labor union or labor organization;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets (other than cash) or properties, or grant any encumbrance with respect to such assets or properties (other than a permitted encumbrance);

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sell, assign, transfer, license, sublicense or otherwise dispose of any Immunome intellectual property or in-licensed intellectual property (other than pursuant to material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available software-as-a-service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the ordinary course of business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Immunome or its subsidiaries);

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make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;
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enter into, materially amend or terminate any Immunome material contract (or contract that would be deemed an Immunome material contract if entered into prior to the date of the Merger Agreement);

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other than as required by law or GAAP, take any action to change in any material aspect accounting policies or procedures;

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initiate or settle any legal proceeding; or other claim or dispute involving or against Immunome or any of its subsidiaries;

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enter into or amend a contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

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fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

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publicly disclose any clinical or pre-clinical data relating to or resulting from Immunome’s current pre-clinical studies or pending clinical trials;

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take any action with respect to the development of Immunome’s product candidates other than as set forth in the development plan set forth on the schedule to the Merger Agreement and the Immunome operating budget;

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enter into a new line of business or start to conduct a line of business in a new geographic area where it was not previously conducted;

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make any investment in marketable securities (which, for the avoidance of doubt, shall exclude U.S. treasuries maturing in three to six months from the date of such investment) with existing cash or cash equivalents or with proceeds received upon the maturity, or sale, of existing investments in marketable securities; or

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agree, resolve or commit to do any of the foregoing.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as set forth in certain schedules to the Merger Agreement, (ii) as expressly required by the Merger Agreement, (iii) as required by applicable law, (iv) with the prior written consent of Immunome (not be unreasonably withheld, conditioned or delayed) or (v) as set forth in Morphimmune’s operating budget delivered to Immunome concurrently with the execution of the Merger Agreement, Morphimmune has agreed to (A) conduct its business and operations in the ordinary course of business and in compliance in all material respects with all applicable laws and the requirements of all of its material contracts and (B) continue to pay material outstanding accounts payable and other material current liabilities (including payroll) when due and payable in the ordinary course of business, and (C) use commercially reasonable efforts to preserve intact in all material respects its assets, properties and material relationships with suppliers, commercial parties, licensees, licensors, employees and contractors, and will not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Morphimmune common stock from terminated employees, directors or consultants of Immunome or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Morphimmune Plan in accordance with the terms of such award in effect on the date of the Merger Agreement);

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Morphimmune (except for shares of Morphimmune common stock issued upon the valid exercise of outstanding Morphimmune Options); (B) any option, warrant or right to acquire any capital stock or any other security other than an aggregate of 1,149,709 Morphimmune Options and/or restricted stock unit awards (1) granted to directors, employees and service providers in the ordinary course of business and (2) granted to any newly hired officers or employees or any newly engaged independent contractor; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Morphimmune;

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accelerate the vesting or settlement of any outstanding Morphimmune Options or any other instrument convertible into or exchangeable for any capital stock or other security of Morphimmune (except in accordance with the terms of any existing Morphimmune contract);

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except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, in connection with the Contemplated Transactions;

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form a subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

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(A) lend money to any person (except for the advancement of reasonable and customary expenses to employees and directors in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) except for capital expenditures incurred in furtherance of the development of Morphimmune’s product candidates as of the date of the Merger Agreement, make any capital expenditures in excess of $75,000 individually and $250,000 in the aggregate or (E) forgive any loans to any persons, including Morphimmune’s employees, officers, directors or affiliates;

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other than as required by applicable law or the terms of any Morphimmune benefit plan as in effect on the date of the Merger Agreement: (A) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees other than (1) increases in base salary and annual cash bonus opportunities and payments made, in each case, in the ordinary course of business and (2) prorated bonuses paid to terminated employees in accordance with the terms of any existing Morphimmune contract, in each case, which has been made available to Immunome prior to the date of the Merger Agreement; or (B) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

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recognize any labor union or labor organization;

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acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties, except, in each case of the foregoing cases, in the ordinary course of business or in furtherance of the development of Morphimmune’s existing product candidates as of the date of the Merger Agreement;

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sell, assign, transfer, license, sublicense or otherwise dispose of any Morphimmune intellectual property or any Morphimmune in-licensed intellectual property (other than pursuant to material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available software-as-a-service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the ordinary course of business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Morphimmune);

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make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than seven months), or adopt or change any material accounting method in respect of taxes;
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enter into, materially amend or terminate any Morphimmune material contract (or contract that would be deemed a Morphimmune material contract if entered into prior to the date of the Merger Agreement), in each case, if such entry, amendment or termination would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;

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other than as required by law or GAAP, take any action to change in any material respect accounting policies or procedures;

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initiate or settle any legal proceeding or other claim or dispute involving or against Morphimmune or any of its subsidiaries;

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(A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;

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enter into a new line of business or start to conduct a line of business in a new geographic area where it was not previously conducted; or

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agree, resolve or commit to do any of the foregoing.

Termination and Termination Fees
The Merger Agreement may be terminated prior to the Effective Time (whether before or after the required stockholder approvals to consummate the Merger have been obtained, unless otherwise specified below):
(a)
by mutual written consent of Immunome and Morphimmune;

(b)
by either Immunome or Morphimmune if the Contemplated Transactions have not been consummated by February 28, 2024 (subject to possible extension, the End Date); provided, however, that the right to terminate the Merger Agreement under this section will not be available to a party if such party’s (or, in the case of Immunome, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of the Merger Agreement; provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is 30 calendar days prior to the End Date, then Immunome will be entitled to extend the End Date for an additional 40 calendar days by prior written notice to Morphimmune;

(c)
by either Immunome or Morphimmune if a court of competent jurisdiction or other governmental body has issued a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)
by Immunome if the Required Morphimmune Stockholder Vote has not been obtained within three business days of the date of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Morphimmune Stockholder Vote has been obtained, Immunome may not terminate the Merger Agreement pursuant to this paragraph;

(e)
by either Immunome or Morphimmune if (i) the Immunome special meeting (including any adjournments and postponements thereof) was held and completed and (ii) the Stock Issuance Proposal was not approved at such Immunome special meeting by the Required Immunome

Stockholder Vote; provided, however, that the right to terminate the Merger Agreement pursuant to this paragraph will not be available to Immunome where the failure to obtain the Required Immunome Stockholder Vote was caused by the action or failure to act of Immunome and such action or failure to act constitutes a material breach by Immunome of the Merger Agreement;
(f)
by Morphimmune (at any time prior to the approval of the Stock Issuance Proposal by the Required Immunome Stockholder Vote) if an Immunome Triggering Event (as defined below) has occurred;

(g)
by Immunome (at any time prior to the Required Morphimmune Stockholder Vote being obtained) if an Morphimmune Triggering Event (as defined below) has occurred;

(h)
by Morphimmune, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Immunome or Merger Sub or if any representation or warranty of Immunome or Merger Sub has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that Morphimmune is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Immunome’s or Merger Sub’s representations and warranties or breach by Immunome or Merger Sub is curable by the End Date by Immunome or Merger Sub, then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Morphimmune to Immunome of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Immunome or Merger Sub is cured prior to such termination becoming effective);

(i)
by Immunome, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by Morphimmune or if any representation or warranty of Morphimmune has become inaccurate, in either case, such that certain closing conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty has become inaccurate; provided that neither Immunome nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in Morphimmune’s representations and warranties or breach by Morphimmune is curable by End Date by Morphimmune then the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a 30 calendar day period commencing upon delivery of written notice from Immunome to Morphimmune of such breach or inaccuracy and its intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Morphimmune is cured prior to such termination becoming effective); or

(j)
by Immunome, if Morphimmune has not provided to Immunome (i) the unaudited financial statements of Morphimmune for the period ended June 30, 2023 no later than September 10, 2023 or (ii) the unaudited financial statements of Morphimmune for the period ended March 31, 2023 and the audited financial statements for the fiscal years ended 2022 and 2021 no later than August 14, 2023, in each case in accordance with the Merger Agreement; provided that the Merger Agreement shall not terminate until the earlier of (i) February 28, 2024 and (ii) the expiration of a sixty (60) calendar day period commencing upon delivery of written notice from Immunome to Morphimmune of such breach and its intention to terminate the Merger Agreement (it being understood that the Merger Agreement shall not terminate as a result of such breach if such breach by Morphimmune is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis therefor described in reasonable detail.

“Morphimmune Triggering Event” will be deemed to have occurred if: (a) the Morphimmune Board has made an Morphimmune Board Adverse Recommendation Change; (b) the Morphimmune Board shall have failed to publicly reaffirm the Morphimmune Board Recommendation within ten (10) calendar days after Immunome so requests in writing (it being understood that the Morphimmune Board will have no obligation to make such reaffirmation on more than two separate occasions); (c) the Morphimmune Board or any committee thereof has publicly approved, endorsed or recommended any Acquisition Proposal; or (d) following the date of the Merger Agreement, Morphimmune has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal.
“Immunome Triggering Event” will be deemed to have occurred if: (a) Immunome has failed to include in the proxy statement/prospectus/information statement the Immunome Board Recommendation or has made an Immunome Board Adverse Recommendation Change; (b) the Immunome Board shall have failed to publicly reaffirm the Immunome Board Recommendation within ten (10) calendar days after Morphimmune so requests in writing (it being understood that the Immunome Board will have no obligation to make such reaffirmation on more than two separate occasions); (c) the Immunome Board or any committee thereof has approved, endorsed or recommended any Acquisition Proposal; (d) following the date of the Merger Agreement, Immunome has entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (e) Immunome or any director or officer of Immunome has willfully and intentionally breached the provisions set forth in the non-solicitation or Immunome stockholders’ meeting provisions of the Merger Agreement.
Immunome must pay Morphimmune a nonrefundable termination fee of $3.0 million if (A) the Merger Agreement is terminated pursuant to clause (b), (e) or (h) in the first paragraph of this section, (B) an Acquisition Proposal with respect to Immunome has been publicly announced, disclosed or otherwise communicated to Immunome or the Immunome Board at any time after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which has not been withdrawn) and (C) within 12 months after the date of such termination, Immunome enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal. Immunome must pay Morphimmune a nonrefundable termination fee of $3.0 million if the Merger Agreement is terminated by Morphimmune pursuant to clause (f) above (or at the time the Merger Agreement is terminated, Morphimmune has the right to terminate the Merger Agreement pursuant to clause (f) above).
Morphimmune must pay Immunome a nonrefundable termination fee of $3.0 million if (i) (A) the Merger Agreement is terminated pursuant to clause (b), (d) or (i) in the first paragraph of this section, (B) an Acquisition Proposal with respect to Morphimmune has been publicly announced, disclosed or otherwise communicated to Morphimmune or the Morphimmune Board at any time after the date of the Merger Agreement but prior to obtaining the Required Morphimmune Stockholder Vote (which has not been withdrawn, (1) in the case of a termination pursuant to clause (b) or (i) above, at the time the Required Morphimmune Stockholder Vote is obtained and (2) in the case of a termination pursuant to clause (d) above, at the time of such termination) and (C) within 12 months after the date of such termination, Morphimmune enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction in respect of any Acquisition Proposal; or (ii) the Merger Agreement is terminated by Immunome pursuant to clause (g) above (or at the time the Merger Agreement is terminated, Immunome has the right to terminate the Merger Agreement pursuant to clause (g) above).
If the Merger Agreement is terminated by Morphimmune pursuant to clause (e) or (h) in the first paragraph of this section or in the event of the failure of Morphimmune to consummate the transactions to be contemplated at the Closing solely as a result of an Immunome Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Immunome’s obligation to close set forth in the Merger Agreement have been satisfied by Morphimmune, are capable of being satisfied by Morphimmune or have been waived by Immunome), then Immunome will reimburse Morphimmune for all reasonable out-of-pocket fees and expenses incurred by Morphimmune in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten business days following the date on which Morphimmune submits to Immunome true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Morphimmune except for reasonably documented out-of-pocket expenses otherwise reimbursable by Morphimmune to such financial advisors pursuant to the terms of Morphimmune’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Immunome to Morphimmune thereafter.
If the Merger Agreement is terminated by Immunome pursuant to clause (d) or (i) in the first paragraph of this section, or in the event of the failure of Immunome to consummate the transactions to be consummated to the Closing solely as a result of an Morphimmune Material Adverse Effect as set forth in the Merger Agreement (provided, that at such time all other conditions precedent to Morphimmune’s obligation to close set forth in the Merger Agreement have been satisfied by Immunome, are capable of being satisfied by Immunome or have been waived by Morphimmune), then Morphimmune will reimburse Immunome for all reasonable out-of-pocket fees and expenses incurred by Immunome in connection with the Merger Agreement and the Contemplated Transactions, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten business days following the date on which Immunome submits to Morphimmune true and correct copies of reasonable documentation supporting such expenses; provided, however, that such expenses shall not include any amounts for financial advisors to Immunome except for reasonably documented out-of-pocket expenses otherwise reimbursable by Immunome to such financial advisors pursuant to the terms of Immunome’s engagement letter or similar arrangement with such financial advisors. To the extent any such expenses are paid, such amounts will be credited against any termination fee that becomes payable by Morphimmune to Immunome thereafter.
Other Agreements
Director Indemnification and Insurance
The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Immunome and the surviving corporation will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Immunome or Morphimmune or their respective subsidiaries.
The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Immunome or any of its subsidiaries set forth in the organizational documents of Immunome or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Immunome or any of its subsidiaries, unless required by applicable law. After Closing, the organizational documents of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Immunome’s organizational documents as of the date of the Merger Agreement.
Listing
Immunome common stock currently is listed on The Nasdaq Capital Market under the symbol “IMNM.” Immunome has agreed to use commercially reasonable efforts (i) to maintain its existing listing on Nasdaq until the Closing Date, (ii) without derogating from the requirements of the foregoing clause (i) and to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Immunome common stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance), and (iii) to the extent required by Nasdaq Rule 5110, to file an initial Nasdaq Listing Application for the Immunome common stock on Nasdaq and to cause such listing application to be conditionally approved prior to the Effective Time.
The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Morphimmune will cooperate with Immunome as reasonably requested by Immunome with respect to the Nasdaq Listing Application and promptly furnish to Immunome all information concerning Morphimmune and its stockholders that may be required or reasonably requested in connection with any action contemplated by the foregoing paragraph.

Morphimmune Financial Statements
Morphimmune shall (i) no later than August 14, 2023, furnish to Immunome unaudited financial statements of Morphimmune for the period ended March 31, 2023 and audited financial statements of Morphimmune for the fiscal years ended 2022 and 2021, (ii) no later than September 10, 2023, furnish to Immunome unaudited financial statements of Morphimmune for the period ended June 30, 2023 and (iii) furnish to Immunome unaudited interim financial statements for each interim period completed prior to the Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if Morphimmune were subject to the periodic reporting requirements under the Securities Act or the Exchange Act.
Cooperation with Respect to Drug Regulatory Agencies
During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Morphimmune and Immunome shall (i) cooperate in all respects and consult with each other in connection with any filing, submission or communication with any drug regulatory agency, including allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other party prompt notice of any communications from any drug regulatory agency in connection with such filing, submission or prior communication, (iii) consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such filing or submission with any drug regulatory agency, (iv) except as may be prohibited by any legal requirement, in connection with any such filing or submission, provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such filing or submission and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any drug regulatory agency in connection with such filing or submission.
Expenses
Pursuant to the Merger Agreement, all fees and expenses incurred by such party at or prior to the Effective Time in connection with the Contemplated Transactions and the Merger Agreement will be paid by the party incurring such expense, whether or not the Merger is consummated.
Amendment of Merger Agreement
The Merger Agreement may be amended by the parties at any time with the written approval of the respective boards of directors of Morphimmune, Merger Sub and Immunome, except that after the Merger Agreement has been adopted and approved by a party’s stockholders, no amendment which by law requires further approval by the stockholders of that party will be made without such further stockholder approval.

AGREEMENTS RELATED TO THE MERGER
Support Agreements
Concurrently with the execution of the Merger Agreement, the officers and directors of Immunome, and their affiliated funds that hold Immunome common stock and who collectively beneficially own approximately 19.9% of the Immunome common stock, entered into the Immunome Support Agreements in favor of Morphimmune relating to the Merger. The Immunome Support Agreements provide, among other things, that such officers, directors and stockholders will vote all of their shares of Immunome common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Stock Issuance Proposal and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Concurrently with the execution of the Merger Agreement, the officers and directors of Morphimmune and the holders of 5% or more of Morphimmune’s outstanding capital stock and who collectively hold approximately 70% of the Morphimmune capital stock entered the Morphimmune Support Agreements in favor of Immunome relating to the Merger. The Morphimmune Support Agreements provide, among other things, that such executive officers, directors and stockholders vote all of their shares of Morphimmune capital stock: (i) in favor of adopting the Merger Agreement and approving the Merger, the Morphimmune Stockholder Matters, and the other Contemplated Transactions, (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger and (iii) against any acquisition proposal involving a third party.
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, (i) the officers, directors, and the holders of 5% or more of Morphimmune’s outstanding capital stock and who collectively hold approximately 70% of the Morphimmune capital stock and (ii) the directors and officers of Immunome, and their affiliated funds that hold shares of Immunome common stock and who collectively beneficially own approximately 19.9% of the Immunome common stock, entered into the Lock-Up Agreements, pursuant to which such persons accepted certain restrictions on transfers of the shares of Immunome common stock held by such persons for the 180-day period following the Effective Time.
Subscription Agreements
In connection with execution of the Merger Agreement, Immunome entered into Subscription Agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Immunome has agreed to issue and sell to the PIPE Investors, an aggregate of 21,690,871 shares of Immunome common stock for gross proceeds of approximately $125.0 million, on the terms and subject to the conditions set forth therein (PIPE Financing). The shares of Immunome common stock were sold to the PIPE Investors at a price per share equal to $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the Subscription Agreements, and, in the case of affiliate investors, $5.91 per share, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the Subscription Agreements. Each Subscription Agreement contains customary representations and warranties of Immunome, on the one hand, and the PIPE Investor, on the other hand, and customary conditions to closing, including (i) the consummation of the Merger immediately prior to the consummation of the PIPE Financing and (ii) an obligation to file a registration statement registering the shares issued in the PIPE within 45 days of issuance, subject to certain exceptions. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger. Immediately following the PIPE Financing, the pre-Merger equityholders of Immunome are expected to hold approximately 30.0% of the shares of Immunome common stock, the pre-Merger equityholders of Morphimmune are expected to hold approximately 24.5% of the shares of Immunome common stock, and the investors in the PIPE Financing are expected to hold approximately 45.5% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall.
Clay Siegall, Ph.D. Employment Agreement
On June 28, 2023, Dr. Siegall entered into an employment agreement with Immunome (Siegall Employment Agreement), which will become effective at the Effective Time. The Siegall Employment Agreement sets forth the terms of his employment as chairman and chief executive officer of Immunome following the Merger, commencing as of the Effective Time. The Siegall Employment Agreement provides for (i) an annual base salary of $650,000 with bonus potential of up to 50% base annual salary and (ii) the grant of a stock option (Merger Option) on June 28, 2023. The vesting of such grant is subject to the Siegall Employment Agreement becoming effective on or before the first anniversary of the signing of the Merger Agreement. Additionally, upon effectiveness, the Merger Option will (i) subject to meeting certain additional vesting requirements, be exercisable for 2,137,080 shares of Immunome common stock, (ii) vest (x) 25% at the one-year anniversary of the Effective Date and (y) the remaining 75% monthly over the next 36 months, with such vesting being contingent upon Dr. Siegall’s continued employment by Immunome and (iii) be exercisable at a per share price of $5.91. In the event of termination without cause outside of a Change in Control Period (as defined in the Siegall Employment Agreement), Dr. Siegall would be entitled to, among other things as described in the Siegall Employment Agreement, (i) a sum equal to 12 months’ base salary, as then in effect, plus the target annual bonus and (ii) a pro-rated portion of the annual bonus to which Dr. Siegall would be entitled with respect to such year of termination, based on the achievement of performance metrics as determined by the Immunome Board. In the event of termination without cause within a Change in Control Period, Dr. Siegall would be entitled to, among other things, (i) a sum equal to 150% of the sum of 12 months’ base salary, as then in effect, plus the target bonus amount, (ii) a pro-rated portion of the annual bonus to which Dr. Siegall would be entitled with respect to such year of termination, based on the achievement of performance metrics as determined by the Immunome Board and (iii) the vesting of 100% of the unvested shares subject to the Merger Option. Under the Siegall Employment Agreement, any severance or other payments or benefits contemplated in the event of a termination without cause are conditional on Dr. Siegall’s continued compliance with the terms of the Siegall Employment Agreement and the effectiveness of a Separation Agreement (as defined in the Siegall Employment Agreement) within 60 days of the termination date.

MATTERS BEING SUBMITTED TO A VOTE OF IMMUNOME’S STOCKHOLDERS
PROPOSAL NO. 1 (THE STOCK ISSUANCE PROPOSAL):
APPROVAL OF THE ISSUANCE OF SHARES OF IMMUNOME COMMON STOCK
PURSUANT TO THE MERGER
At the Immunome special meeting, Immunome’s common stockholders will be asked to approve the issuance of Immunome common stock to Morphimmune’s stockholders pursuant to the Merger Agreement, which shares of Immunome common stock to be issued pursuant to the Merger will represent more than 20% of the shares of Immunome common stock outstanding immediately prior to the Merger, pursuant to Nasdaq Listing Rule 5635(a). Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock and the pre-Merger equityholders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing. Immunome will assume unexercised options to purchase shares of Morphimmune capital stock, and such securities will be converted into options to purchase shares of Immunome common stock.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger, the issuance of Immunome common stock pursuant to the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus/information statement.
Required Vote; Recommendation of the Immunome Board
The affirmative vote of a majority of the votes cast virtually or by proxy at the Immunome special meeting is required to approve Proposal No. 1. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 1 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE IMMUNOME BOARD UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) RECOMMENDS THAT IMMUNOME’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE ISSUANCE OF SHARES OF IMMUNOME COMMON STOCK PURSUANT TO THE MERGER. THE APPROVAL OF PROPOSAL NO. 1 IS REQUIRED TO CONSUMMATE THE MERGER.

PROPOSAL NO. 2 (THE EQUITY PLAN PROPOSAL):
APPROVAL OF AN AMENDMENT TO THE IMMUNOME
2020 EQUITY INCENTIVE PLAN
The Immunome Board is requesting that Immunome’s common stockholders approve the adoption of an amendment to the Immunome 2020 Plan, which amendment was approved by the Immunome Board on August 23, 2023 effective upon approval by the Immunome common stockholders at the Immunome special meeting. If this proposal is approved, the number of shares authorized for issuance of awards under the 2020 Plan will be increased from 3,394,937 shares of Immunome common stock to an aggregate of 6,350,217 shares of Immunome common stock.
The 2020 Plan was approved by the Immunome Board and Immunome’s common stockholders in 2020. By its terms, the 2020 Plan may be amended by the Immunome Board provided that stockholder approval will be required for any amendment to the extent require by applicable law or regulation. Approval of the proposed amendment to the 2020 Plan by the Immunome common stockholders is required by the listing rules of Nasdaq. In addition, stockholder approval is required in order to ensure favorable federal income tax treatment for grants of incentive stock options under Section 422 of the Code.
The increase in the number of shares is being sought for the Immunome 2020 Plan to have a sufficient number of shares available following the closing of the Merger (after giving effect to the issuance of shares of Immunome common stock in the Merger and the PIPE Financing) for the issuance of equity awards to employees, directors, and consultants of the combined company.
As of June 30, 2023, a total of 1,236,420 shares of Immunome common stock remain available for issuance under the 2020 Plan and options to purchase a total of 2,123,952 shares of Immunome common stock remain outstanding. As of June 30, 2023, a total of 18,942 shares of Immunome common stock have been issued upon the exercise of options granted under the 2020 Plan.
The outstanding options under the 2018 Plan and the 2020 Plan have a consolidated weighted average exercise price of $8.42 and a consolidated weighted average remaining term of 7.75 years. On August 24, the closing market price per share of Immunome common stock was $7.03, as reported by Nasdaq.
Reasons for Amendment of the 2020 Plan
The primary purpose of the proposed amendment to the 2020 Plan is to provide the combined company with sufficient shares to issue equity compensation to employees, directors, and consultants following the Merger (after giving effect to the issuance of shares of Immunome common stock in the Merger and the PIPE Financing). The Immunome Board, the compensation committee of the Immunome Board (Immunome Compensation Committee) and management believe that the effective use of stock-based long-term incentive compensation is vital to Immunome’s ability to achieve strong performance in the future. The 2020 Plan will maintain and enhance the key policies and practices adopted by Immunome’s Board and management to align employee and stockholder interests and to link compensation to Immunome’s performance. In addition, Immunome’s future success depends, in large part, upon its ability to maintain a competitive position in attracting, retaining and motivating key personnel; as a result of the Merger, the combined company will experience expansion and attracting, retaining, and motivating key personnel to execute on the strategy for the combined company will be essential. Immunome’s Board, the Immunome Compensation Committee and management therefore believe that the increase in the number of shares available for issuance under the 2020 Plan is essential to permit management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors following the completion of the Merger (after giving effect to the issuance of shares of Immunome common stock in the Merger and the PIPE Financing). The Immunome Board believes that the number of shares currently remaining available for issuance pursuant to future awards under the 2020 Plan (as of August 25, 2023) is not sufficient for future granting needs. The Immunome Board currently believes that if the amendment to the 2020 Plan is approved by the Immunome common stockholders, the 6,350,217 shares available for issuance under the 2020 Plan will result in an adequate number of shares of common stock being available for future awards under the 2020 Plan for additional years following the current year and allow for future awards to be made after the closing of the transactions contemplated by the Merger Agreement (after giving effect to the issuance of shares of Immunome common stock in the Merger and the PIPE Financing).
The following is a brief summary of the 2020 Plan, as amended. This summary is qualified in its entirety by reference to the text of the 2020 Plan, a copy of which is attached as Annex D to this Registration Statement.
2020 Equity Incentive Plan
Eligibility.   The 2020 Plan allows Immunome to make grants of stock options, restricted stock awards, restricted stock unit awards and other stock-based awards to employees, consultants and directors to provide incentives for such persons to exert maximum efforts for the success of Immunome and to provide a means by which such persons may be given an opportunity to benefit from increases in value of Immunome common stock. All employees, directors and consultants of Immunome and its affiliates are eligible to participate in the 2020 Plan. As of August 15, 2023, there were approximately 74 individuals eligible to participate in the 2020 Plan
Stock Awards.   The 2020 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of equity compensation, which are collectively referred to as stock awards. ISOs may be granted only to Immunome’s employees and to any of Immunome’s parent or subsidiary corporation’s employees. All other awards may be granted to employees and to non-employee directors and consultants of Immunome and any of Immunome’s affiliates.
Share Reserve.   Initially, the aggregate number of shares of Immunome common stock available for issuance pursuant to stock awards under the 2020 Plan was the sum of (i) 1,701,723 shares plus (ii) the number of shares reserved and remaining available for issuance under the 2018 Plan at the time the 2020 Plan became effective and (iii) the number of shares subject to stock options or other stock awards granted under the 2018 Plan and the 2008 Equity Plan that would have otherwise returned to the 2018 Plan (such as upon the expiration or termination of a stock award prior to vesting). The number of shares of Immunome common stock reserved for issuance under the 2020 Plan automatically increases on January 1 of each calendar year, beginning on January 1, 2021 and continuing through and including January 1, 2030, by 4% of the total number of shares of Immunome capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the Immunome Board. The maximum number of shares that may be issued upon the exercise of ISOs under the 2020 Plan is 10,000,000 shares.
If a stock award granted under the 2020 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of Immunome common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2020 Plan. In addition, the following types of shares under the 2020 Plan may become available for the grant of new stock awards under the 2020 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2020 Plan may be previously unissued shares or reacquired shares bought by Immunome on the open market.
The maximum number of shares of Immunome common stock subject to stock awards granted under the 2020 Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid to such non-employee director during such calendar year for service on the Immunome Board, may not exceed $900,000 in total value (calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee director is first appointed or elected to the Immunome Board, $1,300,000.
Administration.   The Immunome Board, or a duly authorized committee thereof, has the authority to administer the 2020 Plan, and is referred to herein to as the “plan administrator.” In accordance with the terms of the 2020 Plan, the Immunome Board has authorized the Immunome Compensation Committee to administer the 2020 Plan. The Immunome Board or Immunome Compensation Committee may also delegate to one or more Immunome officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2020 Plan, the plan administrator determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and the vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of stock awards granted and the types of consideration to be paid for the stock award.
The plan administrator has the authority to modify outstanding stock awards under the 2020 Plan. Subject to the terms of the 2020 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under GAAP, with the consent of any adversely affected participant.
Stock Options.   ISOs and NSOs are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Immunome common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified by the plan administrator.
The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with Immunome or any of its affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or Immunome’s insider trading policy, in accordance with the terms of the 2020 Plan. If an option holder’s service relationship with Immunome or any of its affiliates ceases due to disability or death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary generally may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of Immunome common stock previously owned by the option holder, (4) a net exercise of the option if it is an NSO and (5) other legal consideration approved by the plan administrator.
Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An option holder may designate a beneficiary, however, who may exercise the option following the option holder’s death.
Tax Limitations on ISOs.   The aggregate fair market value, determined at the time of grant, of Immunome common stock with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of Immunome’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as NSOs. No ISOs may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of Immunome’s total combined voting power or that of any of its parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Awards.   Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to Immunome or its affiliates or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in Immunome’s favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Restricted Stock Unit Awards.   Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.
Stock Appreciation Rights.   Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of Immunome common stock on the date of grant. Upon the exercise of a stock appreciation right, Immunome will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of Immunome common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with Immunome or any of its affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws, in accordance with the terms of the 2020 Plan. If a participant’s service relationship with Immunome, or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.
Performance Awards.   The 2020 Plan permits the grant of performance awards. The performance goals mean, for a performance period, the one or more goals established by the plan administrator. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the plan administrator when the performance award is granted, appropriate adjustments will be made in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are unusual in nature or occur infrequently as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by Immunome achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Immunome common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of share-based compensation and the award of bonuses under Immunome’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP. In addition, Immunome retains the discretion to adjust or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.
Other Stock Awards.   The plan administrator may grant other awards based in whole or in part by reference to Immunome common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.
Changes to Capital Structure.   In the event that there is a specified type of change in Immunome’s capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and number of shares that may be issued upon the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.
Corporate Transactions.   The following applies to stock awards under the 2020 Plan in the event of certain specified corporate transactions, unless otherwise provided in a participant’s stock award agreement or other written agreement with Immunome or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.
In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Immunome with respect to the stock award may be assigned to its successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Immunome with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by Immunome with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Immunome common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Immunome common stock.
Under the 2020 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of Immunome’s assets, (2) a sale or other disposition of at least 50% of Immunome’s outstanding securities, (3) a merger, consolidation or similar transaction following which Immunome is not the surviving corporation or (4) a merger, consolidation or similar transaction following which Immunome is the surviving corporation but the shares of Immunome common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Amendment and Termination.   The Immunome Board has the authority to amend, suspend or terminate the 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of Immunome’s common stockholders.
Federal Income Tax Considerations
The material federal income tax consequences of the issuance and exercise of stock options and other awards under the 2020 Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the 2020 Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.
Incentive Stock Options.   Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to us at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (referred to as the ISO holding period). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in “alternative minimum taxable income” of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and Immunome will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.
Non-Qualified Options.   Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as NSOs will be treated as options that are not incentive stock options.
A NSO option ordinarily will not result in income to the optionee or deduction to us at the time of grant. The optionee will recognize compensation income at the time of exercise of such NSO in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to us in an amount equal to the optionee’s compensation income.
An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the NSO plus the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.
Stock Grants.   With respect to stock grants under the 2020 Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. Immunome generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the IRS within 30 days of the receipt of the shares. Immunome generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Stock Units.   The grantee recognizes no income until the issuance of the shares. At that time, the grantee must generally recognize ordinary income equal to the fair market value of the shares received. Immunome generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Plan Benefits
Since the adoption of the 2020 Plan through August 15, 2023, Immunome has granted the following stock options under the 2020 Plan to the individuals and groups listed below. In all cases, the securities underlying such stock options were shares of Immunome common stock:
Name and Position	Number of shares subject to Stock Options
Purnanand D. Sarma, Ph.D.	380,854
Corleen M. Roche	269,609
Dennis H. Giesing, Ph.D.	256,109
All Current Executive Officers as a group	1,283,268
All Current Directors who are not executive officers as a group	139,407
All Employees who are not executive officers as a group	516,950
Other than awards under the Immunome director compensation policy, the amounts of future grants under the 2020 Plan are not determinable and will be granted at the sole discretion of the Immunome Board, the Immunome Compensation Committee or other delegated persons. Immunome cannot determine at this time either the persons who will receive such awards under the 2020 Plan or the amount or types of any such awards.
Vote Required; Recommendation of the Immunome Board
The affirmative vote of a majority of the votes cast virtually or by proxy at the Immunome special meeting is required to approve Proposal No. 2. Abstentions and broker non-votes will have no effect on the outcome of this proposal. It is anticipated that Proposal No. 2 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE IMMUNOME BOARD UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) RECOMMENDS THAT IMMUNOME’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE 2020 PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE THEREUNDER. PROPOSAL NO. 2 IS CONDITIONED UPON THE CONSUMMATION OF THE MERGER. IF THE MERGER IS NOT COMPLETED OR THE STOCKHOLDERS DO NOT APPROVE PROPOSAL NO. 5, THE AMENDMENT TO THE 2020 EQUITY PLAN WILL NOT BECOME EFFECTIVE.

PROPOSAL NO. 3 (THE EXCULPATION PROPOSAL):
EXCULPATION OF OFFICERS
The State of Delaware, which is Immunome’s state of incorporation, recently enacted legislation that enables Delaware companies to limit the liability of certain of their officers in limited circumstances under Section 102(b)(7) of the DGCL. The Immunome Board has determined that it is advisable to amend Immunome’s amended and restated certificate of incorporation, subject to stockholder approval, to provide for the elimination or limitation of personal liability of certain of our officers for monetary damages in the specific circumstances authorized by Delaware law, and has voted to recommend that the stockholders approve this amendment. Article VI of Immunome’s amended and restated certificate of incorporation currently provides for the elimination of the monetary liability of directors to the fullest extent under applicable law and this proposed amendment would provide for the same treatment for our officers. The proposed amendment would eliminate or limit the personal liability of certain of the Immunome’s officers for monetary damages for breach of the duty of care in certain actions. The provision would not apply to breaches of the duty of loyalty to Immunome or its stockholders, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. The provision also would not eliminate or limit the liability of such officers for claims brought by or in the right of the corporation, such as derivative claims.
Purpose and Possible Effects of the Proposed Amendment
The amendment to the amended and restated certificate of incorporation of Immunome effecting the Exculpation Amendment would add a new Article IX to the amended and restated certificate of incorporation of Immunome to read in its entirety as follows:
IX.
A.
The liability of the officers for monetary damages shall be eliminated to the fullest extent under applicable law.

B.
If applicable law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.
Any repeal or modification of this Article IX shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

The Immunome Board desires to amend its amended and restated certificate of incorporation to maintain provisions consistent with the governing statutes contained in the DGCL. Prior to the Section 102(b)(7) Amendment, Delaware law has permitted Delaware corporations to exculpate directors from personal liability for monetary damages associated with breaches of the duty of care, but that protection did not extend to a Delaware corporation’s officers. Consequently, stockholder plaintiffs have employed a tactic of bringing certain claims that would otherwise be exculpated if brought against directors, against individual officers to avoid dismissal of such claims. The Section 102(b)(7) Amendment was adopted to address inconsistent treatment between officers and directors and address rising litigation and insurance costs for stockholders.
As is currently the case with directors under Immunome’s amended and restated certificate of incorporation, this provision would not exculpate officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Nor would this provision exculpate such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. The Immunome Board believes that it is necessary to provide protection to officers to the fullest extent permitted by law in order to attract and retain top talent. Taking into account the limitations on the types of exculpation permitted, the Immunome Board believes that the proposed amendment balances stockholders’ interest in accountability and their interest in the Company being able to attract and retain quality officers. This protection has long been afforded to directors, and accordingly, the Immunome Board believes that this proposal which would extend exculpation to officers, as specifically permitted by the Section 102(b)(7) Amendment, is fair and in the best interests of Immunome and its stockholders.
Required Vote; Recommendation of the Immunome Board
The affirmative vote of holders of a majority of the shares of Immunome common stock outstanding on the record date for the Immunome special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 3 will be a considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will result in broker non-votes.
THE IMMUNOME BOARD UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) RECOMMENDS THAT IMMUNOME’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDMENT TO THE IMMUNOME AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROVIDING FOR THE EXCULPATION OF OFFICERS.

PROPOSAL NO. 4 (THE AUTHORIZED SHARE PROPOSAL):
INCREASE IN AUTHORIZED SHARES
The Immunome Board has determined that it is advisable to increase the authorized number of shares of Immunome common stock from 200,000,000 shares to 300,000,000 shares, and has voted to recommend that the stockholders adopt an amendment to Immunome’s amended and restated certificate of incorporation effecting the proposed increase. The full text of the proposed amendment to Immunome’s amended and restated certificate of incorporation is attached to this proxy statement as Annex F.
As of August 25, 2023, 12,202,516 shares of Immunome common stock were issued and outstanding (excluding treasury shares) and approximately an additional 3,540,163 shares of Immunome common stock were reserved for issuance upon the conversion of existing securities and exercise of options granted under our various stock-based plans. Accordingly, a total of approximately 184.3 million shares of Immunome common stock are available for future issuance. However, in addition to shares currently issued and outstanding and reserved for future issuance, Immunome intends to complete the PIPE Financing immediately following the Closing with the PIPE Investors involving the sale of 21,690,871 shares of Immunome common stock. Additionally, Immunome expects that it will issue 8,835, 726 shares of Immunome common stock in the Merger, excluding any shares that may be issued in connection with the exercise of Assumed Options. Following the issuance of the shares of Immunome common stock in the PIPE Financing and the Merger, a total of approximately 153.8 million shares of Immunome common stock is expected to be available for future issuance.
The Immunome Board believes it continues to be in Immunome’s best interest to have sufficient additional authorized but unissued shares of Immunome common stock available in order to provide flexibility for corporate action and strategic transactions in the future. Management believes that the availability of additional authorized shares for issuance from time to time in the Immunome Board’s discretion in connection with future financings, investment opportunities, stock splits or dividends or for other corporate purposes is desirable in order to avoid repeated separate amendments to Immunome’s amended and restated certificate of incorporation and the delay and expense incurred in holding special meetings of the stockholders to approve such amendments. We currently have no specific understandings, arrangements or agreements with respect to any future acquisitions that would require us to issue a material amount of new shares of Immunome common stock. However, the Immunome Board believes that the currently available unissued shares do not provide sufficient flexibility for corporate action in the future.
We will not solicit further authorization by vote of the stockholders for the issuance of the additional shares of Immunome common stock proposed to be authorized, except as required by law, regulatory authorities or rules of Nasdaq or any other stock exchange on which the Immunome common stock may then be listed. The issuance of additional shares of Immunome common stock could have the effect of diluting existing stockholder earnings per share, book value per share and voting power. Immunome stockholders do not have any preemptive right to purchase or subscribe for any part of any new or additional issuance of our securities.
Required Vote; Recommendation of the Immunome Board
The affirmative vote of holders of a majority of the shares of Immunome common stock outstanding on the record date for the Immunome special meeting is required to approve Proposal No. 3. Abstentions and broker non-votes will have the same effect as votes “AGAINST” this Proposal. It is anticipated that Proposal No. 3 will be a considered a routine matter under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus will result in broker nonvotes.
THE IMMUNOME BOARD UNANIMOUSLY RECOMMENDS THAT IMMUNOME’S COMMON STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE THE AMENDMENT TO THE IMMUNOME AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROVIDING FOR AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF IMMUNOME COMMON STOCK FROM 200,000,000 TO 300,000,000.

PROPOSAL NO. 5 (THE ADJOURNMENT PROPOSAL):
APPROVAL OF POSSIBLE ADJOURNMENT OF THE IMMUNOME SPECIAL MEETING
If Immunome fails to receive a sufficient number of votes to approve the Stock Issuance Proposal, Immunome may propose to adjourn the Immunome special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal. Immunome currently does not intend to propose adjournment at the Immunome special meeting if there are sufficient votes to approve the Stock Issuance Proposal.
If on the date of the Immunome special meeting, or a date preceding the date on which the Immunome special meeting is scheduled, Immunome reasonably believes that (i) it will not receive proxies sufficient to obtain the required vote to approve the Immunome Proposals, whether or not a quorum would be present or (ii) it will not have sufficient shares of Immunome common stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Immunome special meeting, Immunome may postpone or adjourn, or make one or more successive postponements or adjournments of, the Immunome special meeting as long as the date of the Immunome special meeting is not postponed or adjourned more than an aggregate of 30 calendar days in connection with any postponements or adjournments.
Required Vote; Recommendation of the Immunome Board
The affirmative vote of the holders of a majority of the shares of Immunome common stock properly cast at the Immunome special meeting is required for approval of this proposal is required to approve the adjournment, if necessary, of the Immunome special meeting for the purpose of soliciting additional proxies to approve the Stock Issuance Proposal.
The affirmative vote of a majority of the votes cast virtually or by proxy at the Immunome special meeting is required to approve Proposal No. 5. Abstentions and broker non-votes will have no effect on the outcome of this Proposal. It is anticipated that Proposal No. 5 will be a non-discretionary proposal considered non-routine under the rules of the NYSE, which generally controls the ability of brokers to vote or not vote shares held in street name on certain matters, and thus may result in broker non-votes.
THE IMMUNOME BOARD UNANIMOUSLY (AS DEFINED IN THE MERGER AGREEMENT) RECOMMENDS THAT IMMUNOME STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE STOCK ISSUANCE PROPOSAL.

DESCRIPTION OF MORPHIMMUNE’S BUSINESS
Overview
Morphimmune (or the Company) is a preclinical biotechnology company focused on developing targeted oncology therapeutics. The company’s Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. Morphimmune believes this approach reduces toxicity and increases the efficacy of effector molecules, thereby improving outcomes for patients. Morphimmune’s most advanced program, FA-TLR7a, targets the delivery of a TLR7 agonist, a potent immunostimulator, to immunosuppressive cells in tumors. Mi-1001, the lead candidate in this program, has been shown to drive antitumor activity and prolong survival in pre-clinical in vivo models without inducing systemic cytokine toxicities associated with other TLR7 agonists. Morphimmune’s 177Lu-FAP program is focused on developing a radiotherapy that targets FAP, or fibroblast activation protein, a protein overexpressed in cancer associated fibroblasts found in 75 % of solid tumors. Morphimmune believes that a FAP radiotherapy with pharmacokinetics optimized by the company’s Targeted Effector platform will demonstrate increased antitumor activity driven by increased tumor uptake and retention. Morphimmune has assembled a team led by Clay Siegall, PhD, the co-founder and former CEO of Seagen. The team has extensive experience related to the discovery and development of targeted oncology therapeutics.
In its FA-TLR7a program, the company is advancing a small molecule product candidate that, in pre-clinical testing, binds to folate receptor beta, or FRβ, a protein that is highly expressed in immunosuppressive cells commonly found in the tumor microenvironment. The lead candidate in this program, Mi-1001, uses its ability to bind to the folate receptor, or FR, to selectively deliver a TLR7 agonist to tumor-resident immunosuppressive cells. Upon binding to FRβ, Mi-1001 is internalized, enabling binding to intracellular TLR7 and activation of immunostimulatory signaling. In vivo studies have shown that Mi-1001 can stimulate an intratumoral immune response, drive antitumor activity and increase overall survival in a breast cancer model. Based on preclinical data generated by the Company, a critical differentiator of Mi-1001 versus other TLR7-based product candidates is that Mi-1001 does not trigger induction of systemic inflammatory cytokines, a dose-limiting toxicity seen with other approaches.
Morphimmune believes that its FA-TLR7a program has the potential, both as a monotherapy and in combination with other immunotherapies, to provide therapeutic benefit to patients suffering from a wide variety of solid tumors. Mi-1001 is an example of a candidate that embodies what the Company believes are class advantages in immune-oncology for its small-molecule-targeted therapeutics, which are anticipated to be both (a) more easily scaled for manufacturing at a commercial level than biologics or antibody-targeted therapeutics; and (b) produced at a lower cost of goods than most other immune-oncology therapies, which are primarily biologics. Morphimmune expects to file an investigational new drug application, or IND, with the FDA in the second half of 2024 for a product candidate from the FA-TLR7a program.
Morphimmune is also developing a FAP-targeted radiotherapy designed to deliver Lutetium-177 (Lu-177) to solid tumors. FAP is highly expressed in cancer associated fibroblasts, which are cells that are commonly found in solid tumors and, in some cases, comprise most of the mass of the tumor. Early clinical results suggest that using FAP targeting to deliver cytotoxic agents, such as radionuclides, can lead to antitumor activity in patients.
Morphimmune’s 177Lu-FAP potential product candidate is a small molecule that includes a FAP binding domain, a non-cleavable linker, an albumin-binding domain and a chelator to deliver Lu-177. Lu-177 is a radionuclide with favorable characteristics in terms of safety, tumor-killing activity and half-life. Lu-177 is the basis of 40 percent of radiotherapies in clinical trials. Two recently approved therapies incorporate Lu-177: Luthera®, a treatment for gastroenteropancreatic neuroendocrine tumors; and Pluvicto®, a treatment for prostate-specific membrane antigen-positive metastatic castration-resistant prostate cancer, both marketed by Novartis.
Targeting cancer associated fibroblasts provides the means to deliver a potent radionuclide to solid tumors while avoiding the heterogeneity associated with targets on the tumor cells themselves. Morphimmune believes that the radioactive activity of Lu-177 is sufficiently powerful to kill tumor cells that are in close proximity to these fibroblasts. Morphimmune believes that its 177Lu-FAP potential product candidate is differentiated from 177Lu-FAP product candidates described by competitors by its ability to deliver higher doses of Lu-177 to tumors while minimizing exposure to healthy organs. A key factor that drives this differentiation is the use of an albumin-binding domain to increase tumor-residence time. Morphimmune anticipates filing an IND for its 177Lu-FAP potential product candidate in the first quarter of 2025.
Morphimmune’s business model is built upon the Company’s expertise in discovering and developing targeted therapies as well as its ability to evaluate and acquire high-potential assets. Morphimmune believes that the successful track record of the team will make the Company more attractive to companies selling assets, especially early-stage biotechnology companies that lack resources to efficiently develop their assets. Morphimmune further believes that the strength of the team will also enable the Company to attract the capital from biotech investors needed to advance these product candidates.
Morphimmune is led by Clay Siegall, PhD, President and CEO. Dr. Siegall previously served as CEO of Seagen, which he co-founded in 1997 and led for nearly 25 years. During his tenure, Seagen earned FDA approvals for four cancer therapies and its annual revenue grew to over $2 billion. Pfizer agreed to purchase Seagen for $43 billion in March, 2023. Jack Higgins, PhD, serves as Chief Scientific Officer at Morphimmune. Dr. Higgins previously served as Chief Development Sciences Officer at Molecular Templates, where he led discovery and development efforts for multiple clinical candidates and co-invented the company’s Engineered Toxin Body platform. Bruce Turner, MD, PhD, Morphimmune’s Chief Strategy Officer and Interim Chief Financial Officer, previously founded several biotechnology companies including Xanadu Bio and Gennao Bio. Max Rosett serves as Acting Chief Operating Officer at Morphimmune. Prior to joining Morphimmune, Mr. Rosett served as Principal at Research Bridge Partners, where he led Research Bridge Partners’ investment in Morphimmune’s Series A financing.
Morphimmune was co-founded by Philip Low, PhD, the Presidential Scholar in Drug Discovery and the Ralph C. Corley Distinguished Professor of Chemistry at Purdue University. Dr. Low has spent over 30 years exploring novel methods for targeted drug discovery, including target identification, drug design and synthesis, animal testing, and human clinical evaluation. He has published more than 500 scientific articles and has over 100 U.S. patents/patents pending. Eight molecules stemming from his research have entered clinical trials and seven companies — Endocyte, On Target Laboratories, Novosteo, Erythrocure, Umoja Biopharma, Eradivir and Morphimmune — have been founded to commercialize these discoveries. Endocyte was acquired by Novartis in 2018 for $2.1 billion.
Morphimmune’s Pipeline
Morphimmune’s Strategy
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Advance a FA-TLR7a candidate into clinical development.   Mi-1001, a FA-TLR7 agonist designed to stimulate an immune response by targeting immunosuppressive cells in the tumor microenvironment, has demonstrated antitumor activity in vivo. Mi-1001 has the potential to address dose-limiting toxicities with current TLR7 agonists while having the advantages of being a small molecule product candidate. Morphimmune intends to file an IND for Mi-1001 in the fourth quarter of 2024.

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Advance a 177Lu-FAP product candidate into development.   Morphimmune’s 177Lu-FAP potential product candidate is designed to deliver Lu-177 to tumors by targeting FAP, a protein that is commonly expressed on cancer-associated fibroblasts. Morphimmune believes that its 177Lu-FAP product candidate has advantages over other FAP-targeted therapies due to its proprietary chemistry including the albumin-binding domain, which drives increases in tumor exposure. Morphimmune intends to nominate a 177Lu-FAP potential product candidate in the fourth quarter of 2023 and file an IND in the first quarter of 2025.

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Expand pipeline through the Targeted Effector platform.   Morphimmune is making significant investments in expanding its pipeline through the identification of tumor-specific targets and proprietary ligands. The Company intends to build upon these findings to expand its pipeline through the creation of multiple product candidates. Morphimmune also continues to expand this platform and to vigorously seek intellectual property protection.
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Expand pipeline through product acquisitions.   Morphimmune’s team has extensive expertise in identifying and acquiring early-stage product candidates. Morphimmune intends to evaluate promising candidates and potentially acquire those that supplement and complement internal product discovery efforts.

FA-TLR7a, a small molecule immune-oncology program
Morphimmune’s FA-TLR7a program aims to deliver a proprietary TLR7 agonist directly to immunosuppressive cells in tumors. Mi-1001, the lead candidate for the FA-TLR7a program, is comprised of three small molecule domains: a folate receptor ligand, a non-hydrolysable linker, and a TLR7 agonist. Treatment with Mi-1001 led to potent antitumor activity and had minimal induction of cytokine release in mice.
The immunosuppressive tumor microenvironment limits antitumor efficacy
An analysis of the immune cell composition across thousands of tumors found that certain cells such as CD8(+) T cells, B cells and M1 macrophages are associated with good prognoses across many solid tumor types. By contrast, the presence of other cells, such as M2 macrophages, regulatory T cells, or Tregs, and polymorphonuclear neutrophils, or PMNs, is associated with poor prognoses.

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Figure 1. M2 macrophages are present across many solid tumors and are associated with poor prognosis.
Myeloid-derived suppressor cells, or MDSCs, and tumor-associated macrophages, or TAMs, are present in most solid tumors and are important drivers of immune suppression. Their accumulation is correlated with tumor progression, metastasis, and recurrence of many types of tumors. TAMs are among the most abundant normal cells in tumor, where they adopt a tumor-promoting M2 phenotype instead of the inflammatory M1 phenotype that is common in macrophages in other tissues.
MDSCs are immature innate immune cells that are recruited to inflammatory sites, such as tumors, where they take a different course than their standard one, which is to differentiate into mature innate immune cells. When they are recruited to tumors, MDSCs instead remain as a heterogeneous and relatively undifferentiated population of suppressive innate immune cells. Levels of MDSCs are typically low in healthy individuals but substantially increase in tumors. When in tumors, MDSCs play a disease-promoting role by suppressing both innate and adaptive immunity within the tumor microenvironment. They do this by producing various immune-suppressive molecules. Consequently, patients with cancer who have high levels of circulating MDSCs have been found to respond poorly to immunotherapies such as checkpoint inhibitors.
TLRs are potent immune activators but have significant limitations
It has been shown in the literature that the immunosuppressive activity of TAMs and MDSCs can be reversed through application of compounds that act as TLR7 agonists, or activators. TLR7 is part of the body’s warning system against viral infection. The TLR7 protein is a receptor present in internal cell organelles called endosomes, where it functions as a pathogen sensor. Endosomes play the role of catch-basins for molecules that enter cells through the membrane. The receptors inside them can trigger profound effects inside the cell when they detect threats in the form of pathogens or toxins. For example, when a TLR7 inside an endosome detects a single-stranded viral RNA that has been internalized, it becomes activated. This activation of TLR7 results, in turn, in the maturation of MDSCs and in the conversion of M2 macrophages to M1 macrophages. Literature has shown that this behavior would make TLR7 a potential target for drug activity. Activating TLR7 using an agonist — even if no viral RNA is present — would hasten the maturation of deleterious undifferentiated MDSCs as well as drive the conversion of TAMS away from their tumor-promoting M2 phenotype.
TLR7 agonists have been shown to induce immune activation in patients suffering from a range of solid tumors, including RCC, NSCLC, and melanoma. However, the clinical utility of systemically delivered TLR agonists has been limited due to toxicity such as cytokine release syndrome, or CRS. CRS is a systemic inflammatory response caused by cytokines that in severe cases can lead to widespread organ dysfunction and death. Delivering TLR7 agonists directly to tumors by intratumoral injection instead of systemic delivery has been proposed as a method of limiting the risk of CRS. A clinical trial with TLR7 agonist MEDI9197 demonstrated that intratumoral injection resulted in toxicities and low levels of systemic exposure of MEDI9197, but also demonstrated limited antitumor activity.
An alternate method of delivering a TLR7 agonist to tumors involves coupling the agonist to a tumor-directed antibody. An example of this is BDC-1001, an immune stimulating antibody conjugate, or ISAC, drug candidate being developed by a biotechnology company that consists of an anti-HER2 antibody conjugated to a TLR7 agonist. As reported in a poster presented at ASCO in June, 2023, BDC-1001 was well-tolerated by most patients in a Phase 1 dose escalation trial. Several patients, however, experienced Grade 2 and Grade 3 left ventricular ejection fraction decreases, leading to discontinuation of dosing in two patients. Approximately 57 percent of patients with high levels of HER2 expression treated with 20 mg/kg BDC-1001 every two weeks achieved tumor shrinkage with 29 percent meeting the criteria for a partial response.

Figure 2. Previous approaches of delivery of TLR7 agonists were associated with significant limitations.
Morphimmune believes that the efficacy of TLR7 agonists has the potential to be improved by using small molecules to target delivery specifically to immunosuppressive cells in the tumor microenvironment. Product candidates such as BDC-1001 bind to surface antigens on tumor cells and indirectly deliver their TLR7 agonist payloads to immune cells via Fc-mediated engagement.
Morphimmune’s solution, the FA-TLR7a program
The FA-TLR7a program is focused on generating a small molecule product candidate that incorporates a ligand for folate receptor, or FR, coupled to a TLR7 agonist. The lead candidate, Mi-1001, binds to folate receptor beta or FRβ on MDSCs and TAMs where upon internalization it can directly activate TLR7 in the target immunosuppressive cells. In in vivo models, treatment with Mi-1001 was able to control tumor growth, prevent metastatic development, drive a proinflammatory phenotype in both MDSCs and TAMs and increase survival in a breast cancer model. Mi-1001, was discovered in the laboratory of Dr. Philip Low, Morphimmune’s scientific founder, at Purdue University. As further described in “— Licensing Agreements”, Morphimmune obtained an exclusive license to patents concerning Mi-1001 from Purdue Research Foundation. Morphimmune intends to file an IND for Mi-1001 in the fourth quarter of 2024.
Figure 3. Dual targeting of FR and TLR7 facilitates delivery of immunostimulatory activity to tumor-resident immunosuppressive cells
Targeting tumor suppressive immune cells through FR
FRβ is expressed on immunosuppressive M2 macrophages and FRβ positive TAMs were observed in a panel of primary tumors including melanoma, lung, ovary, colon, gastric, and breast cancers. Furthermore,

it was shown that one of the most prominently upregulated genes in tumor-suppressive MDSCs is FRβ. Staining of tumor-bearing mice with a fluorescent FR ligand, OTL38, found that TAMs and MDSCs, which included both granulocytic MDSCs, or G-MDSCs, and monocytic MDSCs, or M-MDSCs had significantly higher labeling with OTL38 than their non-immunosuppressive counterparts in the spleen.

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Figure 4. OTL38 selectively bound to MSDCs and TAMs in tumor samples compared to the spleen.
These findings demonstrate the potential for ligands that bind to FRβ to selectively target immunosuppressive MDSCs and TAMs in tumors sites. In addition, because FRβ is internalized upon ligand binding, Morphimmune believes that an FRβ ligand could be used as a targeting agent to deliver molecules containing additional effector domains to these cells. A small molecule that contains domains for an FRβ ligand and a TLR7 agonist would potentially enable a potent immunostimulatory agonist to be delivered specifically and directly into tumor-resident immunosuppressive cells. Furthermore, Morphimmune believes that a small molecule with these components may be more effective than ISACs in penetrating tumors based on widely accepted differences in tissue penetration between small molecules and biologics, such as antibodies. Morphimmune believes that such a molecule could potentially generate stronger intratumoral immunostimulatory activity and have improved tolerability compared to other TLR7-based product candidates.
Discovery of Mi-1001
Mi-1001 is a small molecule containing a folate analog covalently linked to a TLR7 agonist through a chemical linker. The structure of this molecule emerged from a series of chemical exploration efforts to identify all three components: the optimal folate analog; the best TLR7 agonist; and the optimal length and structure of the chemical linker joining the two. Mi-1001 was designed to enable delivery of TLR7 to endosomes by using a non-cleavable linker. It was designed to resist degradation by enzymes as well as to resist standard chemical breakdown or hydrolysis.
Figure 5. Structure of Mi-1001
Preclinical activity
The success of Mi-1001 in preclinical experiments in cells as well as its success in prolonging the lives of mice in preclinical studies in a manner consistent with Mi-1001’s proposed mechanism increases the company’s confidence in its suitability as a drug candidate. Experiments to show activity of Mi-1001 began in experiments with macrophages in cell culture. M2 macrophages are commonly found in tumors and are believed to promote cancer progression through a number of mechanisms including angiogenic and lymphangiogenic regulation, immune suppression, hypoxia induction, tumor cell proliferation, and metastasis. Human M2 macrophages are characterized by expression of FRβ. Treatment of these macrophages with Mi-1001 led to the production of interleukin-6, or IL-6, a proinflammatory cytokine. This activity was suppressed if an excess of folate was added along with Mi-1001. This result is consistent with the dependence of the IL-6 stimulation on the binding of Mi-1001 to FRβ on M2 macrophages and activation of TLR7 after internalization.
Figure 6. Mi-1001 induces IL-6 release in FR positive human M2 macrophages
The expression of FRβ is significantly enriched in immunosuppressive cells in the tumor microenvironment compared to other immune cells. Dosing of healthy mice with 10 nmol of Mi-1001 did not result in significant elevations of IL-6 or tumor necrosis factor alpha, or TNFα, two of the critical inflammatory cytokines that are significantly elevated in CRS. The company presumes that this result is explained by the relative dearth of FRβ on the surfaces of immune cells in healthy tissues. By contrast, dosing with a TLR7 agonist that is not dependent on FRβ for uptake into cells resulted in high circulating levels of both IL-6 and TNFα.
Figure 7. Mi-1001 dosing does not cause systemic cytokine release in mice
Similar responses were observed with Mi-1001 and the TLR7 agonist in human whole blood, with elevated levels of cytokine induction only observed with the non-targeted TLR7 agonist.

Figure 8. Mi-1001 does not induce cytokine response in whole blood due to lack of FR expression
Mi-1001 monotherapy treatment resulted in antitumor activity in a 4T1 breast cancer model in mice. Dosing with 3 nmol of Mi-1001, five times weekly led to a significant (p < 0.01) reduction in tumor growth at ten days.
Figure 9. Mi-1001 monotherapy resulted in a significant reduction in tumor growth in a 4T1 tumor model

Continuation of treatment with Mi-1001 in this model led to a significant improvement in overall survival.

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Figure 10. Mi-1001 treatment significantly improved overall survival in a 4T1 breast cancer model
Analyses of tumor sections from this model found that treatment with Mi-1001 was associated with a significant increase in cytotoxic CD8+ T cells in tumors. This result is consistent with the proposed role of Mi-1001 in reducing immunosuppression in the tumor microenvironment, enabling a more effective antitumor immune response.28 Treatment with Mi-1001 had similar effects CD19-expressing 4T1 tumors where it was shown to increase the antitumor activity and promote the infiltration of CD8 T cells into tumors.

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Figure 11. Mi-1001 treatment led to a significant increase in CD8 T cells in tumors.
FAP-targeted Lu-177 radiotherapy
Morphimmune is developing a FAP-targeted Lu-177 radiotherapy product candidate for the treatment of solid tumors. FAP, or fibroblast activation protein, serves as a tumor-specific marker due to its broad expression on cancer associated fibroblasts. Morphimmune believes that its FAP-targeted radiotherapy has the potential to deliver higher antitumor activity than FAP-targeted radiotherapies from competitor companies.

FAP is expressed in a wide variety of solid tumors
Tumors contain a large number of cells, generally referred to as the tumor stroma, that interact closely with tumor cells and contribute to tumorigenesis. Cancer-associated fibroblasts, or CAFs, and extracellular fibrosis can contribute up to 90 percent of the gross tumor mass, leaving original tumor cells in the minority. Many CAFs differ from normal fibroblasts by their expression of FAP.
A retrospective analysis of images obtained from PET/CT imaging using 68Ga-FAPI, a FAP-targeted radiodiagnostic, found tumor-specific uptake across fifteen types of solid tumors with the highest uptake in lung, breast and esophageal cancers, cholangiocellular carcinoma and sarcoma.

Sarcoma
Esophageal Ca
Breast Ca
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Lung Ca
Colorectal Ca
Head-Neck Ca
Pancreatic Ca
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Figure 12. FAP imaging shows high expression across fifteen types of solid tumors.
FAP is a membrane-bound serine protease that promotes tumor development and metastasis by influencing extracellular matrix remodeling, intracellular signaling, angiogenesis, epithelial-to-mesenchymal transition, and immunosuppression. The broad distribution of FAP across tumor types and the specificity of its expression in tumors make it an attractive target for the development of therapeutics and diagnostics.
FAP-specific inhibitors, such as talabostat, also known as BXCL701, have been investigated in clinical trials since at least 2005; however, none have been approved by the FDA to treat cancer. Other product candidates that have been investigated in the clinic have used FAP to target PET tracers for tumor imaging and cytotoxic molecules and radionuclides as antitumor agents.
Emerging field of targeted radiotherapies
Two targeted radiotherapies have been approved by the FDA in the past few years: Luthera® for gastroenteropancreatic neuroendocrine tumors, or GEP-NETs, that express the somatostatin receptor; and Pluvicto® for metastatic castration-resistant prostate cancer, or mCRPC. There has also been strong interest from pharmaceutical companies in acquiring radiotherapies, exemplified by the $2.1 billion acquisition of Endocyte by Novartis in 2018, a $260 million upfront payment from Lantheus to license radiotherapeutics from Point Biopharma, and a $50 million upfront payment from Novartis to license a Phase 1 clinical candidate originally developed by Clovis Oncology.
Morphimmune’s solution, a novel FAP-targeted radiotherapy
Morphimmune is developing a FAP-targeted radiotherapy potential product candidate that Morphimmune believes is highly differentiated from other FAP-targeted product candidates. The foundational work for Morphimmune’s FAP-targeted radiotherapy came from the laboratory of Dr. Philip Low at Purdue University.
Dr. Low was a founder of Endocyte and key intellectual property behind the radiotherapy now marketed by Novartis as Pluvicto® originated in his laboratory. Pluvicto® is the first targeted radioligand therapy approved by the FDA to treat metastatic castration-resistant prostate cancer. It is a small molecule that targets prostate specific membrane antigen, or PSMA, a commonly expressed protein on prostate cancer cells.
Morphimmune’s FAP-targeted radiotherapy has four functional domains:
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A small molecule FAP-specific ligand

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A linker tuned to drive tumor-specific uptake

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An albumin-binding domain to improve tumor retention

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A chelator to deliver the radionuclide

Morphimmune is evaluating a series of potential drug candidates that explore options for each of the four domains in order to select the combination that is most likely to deliver therapeutic benefits in cancer patients.
Figure 13. Structure of a 177Lu-FAP product candidate
An example of the impact that a change in a single domain can impart on the therapeutic potential of the product candidate is the effect of specific albumin-binding domains. The inclusion of albumin-binding domains has previously been used to improve the pharmacokinetics of biologics and small molecules that bind to albumin have been shown to lead to extend their half-life in circulation. Consistent with this Morphimmune found that increased affinity of the albumin-binding domain for albumin was correlated with improved circulating half-life in rats.

Figure 14. Increased albumin binding affinity led to increased circulating half-life of Morphimmune’s 177Lu-FAP potential product candidates
The increase in circulating half-life is correlated with an increase in tumor-specific uptake and retention. Morphimmune found that incorporation of an appropriate albumin binding domain in one set of FAP-targeted molecules led to greater than five-fold increased tumor absorbed dose in an in vivo 4T1 tumor model. Crucially, this increase was achieved without significantly increasing exposure in healthy organs including the liver and kidneys.
Figure 15. Morphimmune’s albumin binding domain selectively increases tumor exposure without significantly increasing exposure in healthy organs.
Published clinical results from 177Lu-FAP competitor product candidates have demonstrated both the potential therapeutic benefits of this class of therapeutics and the limitations of current candidates. Among eleven patients with advanced or metastatic solid tumors treated with 177Lu-FAP-2286, a FAP-binding peptide coupled to a radionuclide chelator, one patient achieved a partial response after six treatments and their disease did not progress for more than 12 months after their first dose. However, most patients did not achieve a partial response, highlighting the potential for FAP-targeted therapies with improved activity.

Figure 16. FAP-targeted radionuclides have had limited efficacy in early clinical trials
Morphimmune intends to nominate a 177Lu-FAP candidate in the fourth quarter of 2023 with the expectation of filing an IND in the first quarter of 2025.
Morphimmune’s Targeted Effector platform
Morphimmune’s Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. Morphimmune believes this approach can enable increased efficacy and reduced toxicity, which could potentially lead to a superior therapeutic index and better outcomes for patients. Morphimmune expects that its Targeted Effector platform’s toolbox-based approach will allow for rapid design, screening, and development of candidates. The modular approach allows Morphimmune to build molecules either from known or novel components.
Morphimmune views its Targeted Effector platform as analogous to antibody-drug conjugates, or ADCs, which have established an impressive track record. ADCs selectively deliver potent cytotoxins directly to tumor cells with the goal of maximizing activity in tumor cells while minimizing toxicity to healthy cells. Most ADCs accomplish this by coupling their cytotoxic payloads to antibodies that bind to tumor antigens. The global market size for ADCs was valued at $7.82 billion in 2022 and was projected in 2023 to grow by an annual compounded growth rate of 11.2 percent.
Despite their commercial and clinical successes, ADCs as a drug class have several known limitations. In particular, their dependence on antibodies as payload carriers brings several limitations: poor tissue penetration, an inability to bind to intracellular receptors, and high cost of goods.
Small molecule therapeutics, on the other hand, are not limited by these factors, and Morphimmune believes that in appropriate contexts its Targeted Effector platform can achieve desirable properties of both ADCs and small molecules. Morphimmune believes that this approach has been underexplored due to several factors. Small molecules are usually optimized for catalytic activity rather than receptor binding. Additionally, traditional small molecules have short circulating half-life.

Figure 17. Morphimmune believes its Targeted Effector platform combines the advantages of ADCs with those of small molecules
Instead of antibodies, Morphimmune uses small molecule ligands that bind to cellular receptors to selectively deliver therapies to tumors. Morphimmune’s platform is based on small molecules that can be considered to have multiple domains, each of which can be optimized for specific applications and combined to create highly differentiated product candidates. The utilization of small molecules also alleviates the requirement that antibodies have for targets to be expressed on the cell surface. This expands the pool of potential targets. Because the targeting agents are small molecules, they have a lower cost of goods than biologics and do not require the use of a conjugation step to couple them to the payload, a step which is typically inefficient and which introduces unwanted heterogeneity into conventional ADCs.
The ability to use small molecule ligands instead of antibodies provides the Company with a second advantage: the opportunity to expand the types of payloads that can be delivered. In addition to enabling delivery of cytotoxins and radionuclides, the Company’s platform technology also enables the Company to deliver intracellular modulators such as immunostimulants or transcription activators. Furthermore, each small molecule used in a product candidate can contain more than one targeting component — one that binds for example to a cell surface receptor and another that binds to an intracellular target. Morphimmune believes that this capability to use dual targeting will increase precision targeting and will contribute to an increase in the therapeutic window compared to single-targeting agents.
A third component of the platform that provides a potential advantage for Morphimmune potential product candidates is the chemical linker that connects the ligand domain to the effector domain. Morphimmune’s linkers are critical components of its potential product candidates that are designed to serve as much more than simple tethers. It is by the design of the linkers that the company can potentially optimize tissue penetration, half-life, oral bioavailability and other pharmacokinetic properties of the potential product candidates. Linker chemistry is also critical for influencing how a drug candidate, once it is in the body, breaks down and releases its effector component. Morphimmune linkers can vary the kinetics of effector release all the way from “not released at all” to localized released based on the local environment that may exist in tumors or in intracellular organelles.
Morphimmune believes that a key advantage of the Targeted Effector platform over traditional small molecule drug discovery approaches is that the three domains, ligands, linkers and effectors, can be interchanged such that specific functional domains can be incorporated into new potential product candidates. This advantage has helped the Company establish an iterative design process for new potential product candidates that involves introducing changes in all three areas while obtaining feedback on potential new combinations, leading to potentially large improvements in a relatively short period of time.
Morphimmune is generating a portfolio of potential product candidates based on its platform, focusing first on the identification of tumor-specific targets and ligands and then exploring the potential of delivering various ligands to these cells. In some cases, product candidates are designed to directly target tumor cells, while in other cases they target other cells in tumors such as immune cells or stromal cells. All of these targeting approaches are intended to drive antitumor activity.
Licensing Agreements
License Agreement with Purdue Research Foundation
In January 2022, Morphimmune entered into a Master License Agreement (Purdue License Agreement) with Purdue Research Foundation, or PRF. Under the Purdue License Agreement, PRF granted Morphimmune a royalty-bearing, transferable, worldwide, exclusive license, sublicensable through multiple tiers, under certain intellectual property owned by PRF to research, develop, manufacture, and commercialize the licensed products in all fields of use with limited exceptions. The license is subject to certain rights of the U.S. government and rights retained by PRF (i) to practice and to license any government agencies, universities or other educational institutions to practice, make, and use the intellectual property licensed to Morphimmune on a royalty-free basis for non-commercial uses, (ii) to conduct activities required under sponsored research agreements with Morphimmune, and (iii) to disseminate and publish materials and scientific findings from PRF’s research related to the intellectual property licensed to Morphimmune. Morphimmune is obligated to use commercially reasonable efforts to develop and commercialize the licensed products and to achieve agreed development milestones. PRF is obligated to prosecute and maintain the licensed patents at Morphimmune’s cost and expense.
Under the Purdue License Agreement, Morphimmune paid PRF a one-time upfront payment of $200,000 upon execution and $100,000 on each of the first and second anniversary of the effective date of the Purdue License Agreement. During the period commencing on the date of first commercial sale of a licensed product and ending upon the date of expiration of the last valid claim of the licensed patents covering such licensed product in a country, referred to as the royalty term, Morphimmune will pay PRF an earned unit royalty of a low single-digit percentage on gross receipts from sale of the licensed product, and beginning with the first sale of a licensed product, a tiered minimum annual royalty from the low to mid six-digit figure range less the unit royalties due for the annual period. Upon the achievement of specified development and commercialization milestones, Morphimmune will pay PRF the milestone payments as specified in the Purdue License Agreement, which may be up to $3.75 million in the aggregate. Morphimmune is also required to pay PRF an annual maintenance fee ranging from a low five-digit figure to a low six-digit figure prior to first sale of a licensed product and a low double-digit percentage of sublicense income received for sublicenses of licensed intellectual property, the percentage depending upon the timing of execution of the sublicense.
The Purdue License Agreement expires on a licensed product-by-licensed product and country-by-country basis, upon expiration of the royalty term for such licensed product for the applicable country. Morphimmune may terminate the Purdue License Agreement upon at least one month’s prior written notice to PRF. PRF may terminate the Purdue License Agreement and the licenses granted thereunder if Morphimmune fails to cure a payment default or other material breach of the Purdue License Agreement after written notice from PRF, or if Morphimmune becomes insolvent.
Master Sponsored Research Agreement with PRF and Purdue University
In February 2022, Morphimmune entered into a Master Sponsored Research Agreement, as amended (Purdue MSRA), with PRF and Purdue University, or Purdue, under which Morphimmune agreed to fund certain research and development activities conducted at Purdue. Under the Purdue MSRA, Morphimmune is automatically vested with a non-exclusive, royalty-free license to use project intellectual property for internal research and development purposes and a first option to exclusively license the project intellectual property subject to a retained license in favor of Purdue for research, scholarly use, education, and other similar uses. If Morphimmune chooses to exercise the option to exclusively license the project intellectual property, Morphimmune and PRF will either amend the Purdue License Agreement to add the project intellectual property to the intellectual property licensed to Morphimmune under the Purdue License Agreement, or negotiate and enter into a new exclusive license agreement under the terms specified in the Purdue MSRA.

Purdue will use reasonable efforts to complete projects specified pursuant to the Purdue MSRA. Morphimmune is required to pay all project costs under the Purdue MSRA.
The Purdue MSRA expires at the end of the specified agreement period and either Morphimmune or Purdue may terminate the Purdue MSRA upon prior written notice to the other party.
Manufacturing
Morphimmune has relied on third-party contract manufacturing organizations to manufacture and supply potential product candidates for its preclinical studies. Currently, Morphimmune has agreements with a third-party contract manufacturer to supply the drug substance for FA-TLR7a and 177Lu-FAP programs. Currently, Morphimmune believes it has sufficient inventory of Mi-1001 and 177Lu-FAP to meet the immediate requirements of its current preclinical studies.
Intellectual Property
Morphimmune’s success depends in large part upon its ability to obtain and maintain its technology and intellectual property. To protect Morphimmune’s intellectual property rights, Morphimmune primarily relies on patents and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Morphimmune’s intellectual property is critical to its business and Morphimmune strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for Morphimmune’s targeted effector technology and other inventions that are important to its business.
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. The time required for development, testing, and regulatory review of Morphimmune’s targeted effector molecules limits the commercially useful lifespan of its patents.
The patent positions of companies like Morphimmune’s are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of patentable claims in the field of targeted effectors has emerged, for example, in the United States and in Europe. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation may diminish Morphimmune’s ability to protect Morphimmune’s inventions and enforce its intellectual property rights. These changes could affect the scope and value of Morphimmune’s intellectual property.
Filing, prosecuting, enforcing and defending patents protecting Morphimmune’s targeted effectolr molecules in all countries throughout the world would be prohibitively expensive. Morphimmune cannot seek patent protection for its targeted effector molecules throughout the world. Furthermore, the intellectual property rights we obtain in some countries outside the United States can be less extensive than those obtained in the United States. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover Morphimmune’s products.
Morphimmune’s ability to stop third parties from infringing any of Morphimmune’s patented inventions, either directly or indirectly, will depend in part on Morphimmune’s success in obtaining, defending, and enforcing patent claims that cover Morphimmune’s targeted effector systems. Morphimmune cannot be sure that any patents will be granted with respect to any of its pending patent applications or with respect to any patent applications filed by Morphimmune in the future. Morphimmune cannot be sure that any of its existing patents or any patents that may be granted to us in the future will be found by a court to be enforceable. Protecting Morphimmune’s competitive position around its targeted effector molecules may involve lawsuits to enforce Morphimmune’s patents or other intellectual property, which is expensive and time consuming, and may ultimately be unsuccessful. Furthermore, Morphimmune’s issued patents and those that may issue in the future may be challenged, narrowed, circumvented, or invalidated, which could limit its ability to stop competitors from marketing related targeted effector molecules or limit the length of the term of patent protection that Morphimmune may have for Morphimmune’s targeted effector molecules and future gene therapies. Morphimmune cannot be sure that any of its existing patents or any patents that may be granted to Morphimmune in the future will be useful in protecting its commercialized targeted effector molecules. The rights granted under any issued patents may not provide Morphimmune with complete protection or competitive advantages against competitors with similar but not identical technology or technologies that achieve similar outcomes but with different approaches. For these reasons, Morphimmune may have competition for its targeted effector molecules.
Morphimmune’s issued patents and those that may issue in the future do not guarantee Morphimmune the right to practice its targeted effector molecules. Third parties may have issued patents or be granted patents in the future that could block Morphimmune’s ability to commercialize its targeted effector molecules.
Morphimmune and third parties rely on trade secrets to protect certain aspects of Morphimmune’s targeted effector molecules. If Morphimmune is unable to protect the confidentiality of its trade secrets, Morphimmune’s competitive position could be harmed. Furthermore, reliance on trade secrets does not prevent third parties from independently inventing those aspects of Morphimmune’s targeted effector molecules. While Morphimmune takes commercially reasonable steps to ensure that its employees do not use the trade secrets of third parties, third parties may file claims asserting that Morphimmune or Morphimmune’s employees have misappropriated their trade secret.
For this and other risks related to Morphimmune’s technology, inventions, improvements, platforms and targeted effector molecules, please see the section entitled “Risk Factors — Risks Related to Morphimmune — Risks Related to Our Intellectual Property.”
Patent Portfolio
As of July 31, 2023, Morphimmune in-licenses 1 issued U.S. patent, 9 pending U.S. non-provisional patent applications, 16 pending foreign patent applications, including in Australia, Canada, China, Europe, Japan, and Taiwan, and 3 Patent Cooperation Treaty (PCT) patent applications.
The patent portfolios for Morphimmune’s targeted effector molecules as of July 31, 2023 are summarized below:
Morphimmune’s Mi-1001 program is protected by 2 pending U.S. non-provisional patent applications and 11 pending foreign patent applications, including in Australia, Canada, China, Europe, and Japan. If issued, the aforementioned patent applications are expired to expire between 2040 and 2041.
Morphimmune’s 177Lu-FAP program is protected by 1 pending U.S. non-provisional patent application, 2 pending foreign patent applications, including in Europe and Taiwan, and 1 PCT patent application. If issued, the aforementioned patent applications are expired to expire between 2040 and 2042.
Morphimmune cannot predict whether the patent applications Morphimmune pursues or may license in the future will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide any protection from competitors. Even if Morphimmune’s pending patent applications are granted as issued patents, those patents, as well as any patents Morphimmune may license in the future from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, Morphimmune may not obtain or maintain adequate patent protection for any of its programs and targeted effector systems.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Morphimmune files, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. In the United States, the patent term of a patent may be extended by patent term adjustment, which compensates the patent owner for patent office delays. Additionally, in the United States, patents that cover a FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug or biologic may be extended and only those claims covering the approved drug or biologic, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in European Member States and other foreign jurisdictions to extend the term of a patent that covers an approved drug or biologic. In the future, if Morphimmune’s investigational gene therapies receive FDA approval, we expect to apply for patent term extensions where applicable on patents covering those products. Morphimmune plans to seek patent term extensions to any of its issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the USPTO in the United States, will agree with Morphimmune’s assessment of whether these extensions should be granted, and if granted, the length of these extensions.
Morphimmune’s intellectual property is critical to its business and Morphimmune strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in various countries for Morphimmune’s targeted effector technology and other inventions that are important to its business.
Trade Secrets and Proprietary Information
In addition to Morphimmune’s reliance on patent protection for its inventions, investigational gene therapies and research programs, Morphimmune also relies on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain its competitive position. Although Morphimmune take steps to protect its proprietary information and trade secrets, including through contractual means with its employees, advisors and consultants, these agreements may be breached and Morphimmune may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Morphimmune’s trade secrets or disclose its technology. As a result, Morphimmune may not be able to meaningfully protect Morphimmune’s trade secrets. It is Morphimmune’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with Morphimmune. These agreements provide that all confidential information concerning Morphimmune’s business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Morphimmune is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived of by the individual during the course of employment, and which relate to or are reasonably capable or being used in Morphimmune’s current or planned business or research and development are Morphimmune’s exclusive property. In addition, Morphimmune takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of Morphimmune’s technology by third parties. However, such agreements and policies may be breached and Morphimmune may not have adequate remedies for such breaches. For more information regarding the risks related to Morphimmune’s intellectual property, see “Risk Factors — Risks Related to Morphimmune — Risks Related to Our Intellectual Property.”
Competition
Morphimmune faces substantial competition from multiple sources, including large and specialty pharmaceutical, biopharmaceutical, and biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions. Morphimmune’s competitors compete with it on the level of the technologies employed, or on the level of development product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop better tolerated or more efficacious treatments that may potentially directly compete with Morphimmune’s current or future potential product candidates. Morphimmune anticipates it will continue to face increasing competition as new therapies, drugs and combinations thereof, technologies, and data emerge within the small molecule cancer therapies field.
Morphimmune is not aware of any companies developing a folate-targeted TLR7 agonist. As a result, the most direct competitors may be companies advancing clinical stage programs that utilize other mechanisms to deliver TLR7 or TLR8 agonists. Bolt Biotherapeutics is developing a trastuzumab-conjugated TLR7/8 agonist (BDC-1001.) Bolt has share comprehensive clinical data from a Phase 1 trial of BDC-1001, alone and in combination with nivolumab (June 2023.) MonTa Biosciences is advancing a micellar formulation of a TLR7 agonist (MBS8) that is currently in Phase 1, Apros Therapeutics is advancing a small molecule TLR7 agonist with a liver-targeting moiety (APR003) that is currently in Phase 1. Primmune Therapeutics is advancing an oral prodrug (PRTX007) of a TLR7 agonist (PRX034) and has presented interim data from their Phase 1 evaluating safety and tolerability (April 2022). Eikon Therapeutics acquired two clinical-stage TLR7/8 agonists, BDB001 and BDB018, from Seven and Eight Therapeutics (June 2023). Ascendis Pharma is advancing a sustained release formulation (TransCon TLR7/8a) of a TLR7/8 agonist (resiquimod) and has presented interim data from their Phase 1 evaluating safety and tolerability (November 2022). Additionally, Morphimmune’s TLR7 agonist program faces competition based risks relating a limited number of PD(L)-1 manufacturers and limited available patient populations for conducting clinical trials.
There are several other companies developing FAP-targeted radioligand therapies which may represent the most direct competition to Morphimmune’s 177Lu-FAP program. Novartis is advancing a FAP-targeted radioligand therapy (177Lu-FAP-2286) that was acquired from Clovis Oncology for an upfront payment of $50m (December 2022) and is currently in Phase 1/2. Clovis previously presented Phase 1 data for FAP-2286 (June 2022.) POINT Biopharma is developing a FAP-targeted radioligand therapy (PNT2004) that is currently in Phase 1. POINT presented a trial-in-progress poster discussing trial design (June 2023) and expects to release data from that trial in the first half of 2024. In addition, POINT has disclosed two preclinical radioligand programs targeting FAP. Yantai LNC Biotechnology has also initiated a Phase 1 trial for another FAP-targeted radioligand therapy (LNC1004.) Additionally, Morphimmune’s 177Lu-FAP program faces competition from competitors who may have superior access to a consistent supply of radioactive isotopes.
Pending successful achievement of clinical and regulatory milestones, these companies all pose potential competition to Morphimmune’s folate-targeted TLR7 agonist or 177Lu-FAP programs. Many of Morphimmune’s competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process, and marketing than Morphimmune does. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of Morphimmune’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with Morphimmune in recruiting and retain qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Morphimmune’s programs. Morphimmune’s commercial opportunity could be reduced or eliminated if one or more of its competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than Morphimmune’s proposed product offering. Morphimmune’s competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before Morphimmune is able to enter the market. The key competitive factors affecting the success of all of Morphimmune’s programs are likely to be product safety, efficacy, convenience and treatment cost.
Government Regulation
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of therapeutic products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Approval Process
In the United States, the Food and Drug Administration (FDA) regulates drugs and biological products under the Federal Food, Drug, and Cosmetic Act (FDCA), the Public Health Service Act (PHSA), and implementing regulations. These laws and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of therapeutic products. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending regulatory applications, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.
The process required by the FDA before a drug may be marketed in the United States generally includes the following:
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Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices (GLP) or other applicable regulations;

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Submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin in the United States;

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Performance of adequate and well-controlled human clinical trials according to Good Clinical Practices (GCP), to establish the safety and efficacy of the investigational product for its intended use;

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Submissions to the FDA of a New Drug Application (NDA) for a new product.

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Satisfactory completion of an FDA inspection of the facility or facilities where the investigational product is manufactured to assess compliance with the FDA’s current good manufacturing practices (cGMP), to assure that the facilities, methods and controls are adequate to preserve the investigational product’s identity, strength, quality, purity, and potency;

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Potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA; and

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FDA review and approval of the NDA.

Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the investigational product or disease. A clinical hold may occur at any time during the life of an IND and may affect one or more specific trials or all trials conducted under the IND.
Preclinical tests include laboratory evaluation of an investigational product’s chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the investigational product. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about an investigational product’s chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational product to healthy volunteers or subjects under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of subjects and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects and subsequent protocol amendments must be submitted to the FDA as part of the IND.
The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. The trial protocol and informed consent information for subjects in clinical trials must also be submitted to an institutional review board (IRB) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. The study sponsor may also suspend a clinical trial at any time on various grounds, including a determination that the subjects are being exposed to an unacceptable health risk.
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the investigational product usually into healthy human subjects, the investigational product is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the investigational product for a particular indication, dosage tolerance, and optimal dosage, and to identify common adverse effects and safety risks. If an investigational product demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical efficacy and safety in a larger number of subjects, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit risk relationship of the investigational product and to provide adequate information for the labeling of the investigational product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the investigational product. A single Phase 3 trial may be sufficient in certain circumstances.
Concurrent with clinical trials, sponsors usually complete additional animal safety studies and also develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing commercial quantities of the investigational product in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the investigational product and the manufacturer must develop methods for testing the quality, purity and potency of the investigational product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the investigational product does not undergo unacceptable deterioration over its proposed shelf-life. After completion of the required clinical testing, an NDA, for a drug investigational product is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the investigational product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to program user fees. These fees are typically increased annually.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may refuse to file any NDA that it deems incomplete or not properly reviewable at the time of submission, and may request additional information. In this event, the NDA must be resubmitted with the additional information and the resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review investigational products are reviewed within ten months of the date the FDA files the NDA; most applications for priority review investigational products are reviewed within six months of the date the FDA files the NDA. Priority review can be applied to an investigational product that the FDA determines has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.
Among other things, the FDA reviews an NDA to determine whether the product is safe and effective for its intended use and whether the investigational product is being manufactured in accordance with cGMP. The FDA may also refer applications for novel investigational products, or investigational products that present difficult questions of safety or efficacy, to an advisory committee — typically a panel that includes clinicians and other experts — for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the investigational product is manufactured. The FDA will not approve the investigational product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. To assure GCP and cGMP compliance, an applicant must incur significant expenditures of time, money and effort in the areas of training, record keeping, production and quality control.
Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive. The FDA may disagree with Morphimmune’s trial design or interpret data from preclinical studies and clinical trials differently than we interpret the same data. If the agency decides not to approve the NDA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the application identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing the deficiencies identified in the letter, or withdraw the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug in the United States with specific prescribing information for specific indications.
Even if an investigational product receives regulatory approval, the approval may be significantly limited to specific indications and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk evaluation and mitigation strategy (REMS), or otherwise limit the scope of any approval. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (ETASU). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. In addition, the FDA may require post marketing clinical trials, sometimes referred to as “Phase 4” clinical trials, designed to further assess a product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.
Post-approval Requirements
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval. In addition, the FDA may under some circumstances require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA under some circumstances has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Any product manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things:
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record-keeping requirements;

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reporting of adverse experiences associated with the product;

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providing the FDA with updated safety and efficacy information;

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therapeutic sampling and distribution requirements;

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notifying the FDA and gaining its approval of specified manufacturing or labeling changes;

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registration and listing requirements; and

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complying with FDA promotion and advertising requirements, which include, among other things, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved labeling, limitations on industry-sponsored scientific and educational activities and requirements for promotional activities involving the internet.

The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products.
Manufacturers, their subcontractors, and other entities involved in the manufacture and distribution of approved drug are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and some state agencies for compliance with cGMP, including data integrity requirements, and other laws. The FDA periodically inspects manufacturing facilities to assess compliance with ongoing regulatory requirements, including cGMP, which impose extensive procedural, substantive and record-keeping requirements upon us and third-party manufacturers engaged by us if our products are approved. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require FDA approval before being implemented. FDA regulations would also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and our third-party manufacturers. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory actions, such as warning letters, suspension of manufacturing, seizures of products, injunctive actions or other civil penalties. We cannot be certain we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If we or our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials or require us to recall a product from distribution.
In addition, therapeutic manufacturers in the United States must comply with applicable provisions of the Drug Supply Chain Security Act and provide and receive product tracing information, maintain appropriate licenses, ensure they only work with other properly licensed entities, and have procedures in place to identify and properly handle suspect and illegitimate product.
Other U.S. Healthcare Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare & Medicaid Services (CMS) other divisions of the U.S. Department of Health and Human Services (HHS), such as the Office of Inspector General and the Health Resources and Service Administration, the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act (HIPAA) and similar state laws, each as amended, as applicable.
The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.
Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (ACA), to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA) (discussed below).
The federal false claims, including the FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. For instance, historically, pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses.
HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
Also, many states have similar, and typically more prohibitive, fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Additionally, to the extent that Morphimmune’s product is sold in a foreign country, we may be subject to similar foreign laws.
Morphimmune may be subject to data privacy and security regulations by both the federal government and the states in which Morphimmune conducts its business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and its implementing regulations, imposes requirements on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity as well as their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways, are often not pre-empted by HIPAA, and may have a more prohibitive effect than HIPAA, thus complicating compliance efforts.
Certain of Morphimmune’s products, once approved, may be administered by a physician. Under currently applicable U.S. law, certain products not usually self-administered (including injectable drugs) may be eligible for coverage under Medicare through Medicare Part B. Medicare Part B is part of original Medicare, the federal health care program that provides health care benefits to the aged and disabled, and covers outpatient services and supplies, including certain pharmaceutical products, that are medically necessary to treat a beneficiary’s health condition. As a condition of receiving Medicare Part B reimbursement for a manufacturer’s eligible drugs or biologicals, the manufacturer is required to participate in other government healthcare programs, including the Medicaid Drug Rebate Program and the 340B Drug Pricing Program. The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of HHS as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Under the 340B Drug Pricing Program, the manufacturer must extend discounts to entities that participate in the program.
Additionally, the federal Physician Payments Sunshine Act (Sunshine Act) within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties. In addition, many states also govern the reporting of payments or other transfers of value, many of which differ from each other in significant ways, are often not pre-empted, and may have a more prohibitive effect than the Sunshine Act, thus further complicating compliance efforts.
In order to distribute products commercially, Morphimmune must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of Morphimmune’s activities are potentially subject to federal and state consumer protection and unfair competition laws.
Ensuring business arrangements with third parties comply with applicable healthcare laws and regulations is a costly endeavor. If Morphimmune’s operations are found to be in violation of any of the federal and state healthcare laws described above or any other current or future governmental regulations that apply to Morphimmune, Morphimmune may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow Morphimmune to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, additional reporting obligations and oversight if Morphimmune becomes subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of Morphimmune’s operations, any of which could adversely affect Morphimmune’s ability to operate its business and our results of operations.
Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any investigational products for which we may obtain regulatory approval. In the United States and in foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.
Morphimmune’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which therapeutics they will pay for and establish reimbursement levels. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a therapeutic is:
•
a covered benefit under its health plan;

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safe, effective and medically necessary;

•
appropriate for the specific patient;

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cost-effective; and

•
neither experimental nor investigational.

Morphimmune cannot be sure that reimbursement will be available for any product that Morphimmune commercializes and, if coverage and reimbursement are available, what the level of reimbursement will be. Coverage may also be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Reimbursement may impact the demand for, or the price of, any product for which Morphimmune obtains regulatory approval. Additionally, Morphimmune’s collaborators will be required to obtain coverage and reimbursement for any companion diagnostic tests they develop separate and apart from the coverage and reimbursement Morphimmune seeks for its investigational products, once approved.
Third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. Obtaining reimbursement for Morphimmune’s products may be particularly difficult because of the higher prices often associated with branded drugs and drugs administered under the supervision of a physician. Morphimmune may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of Morphimmune’s products, in addition to the costs required to obtain FDA approvals. Morphimmune’s investigational products may not be considered medically necessary or cost-effective. Obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of Morphimmune’s product on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on Morphimmune’s investment in product development. If reimbursement is not available or is available only at limited levels, Morphimmune may not be able to successfully commercialize any investigational product that Morphimmune successfully develops.

Different pricing and reimbursement schemes exist in other countries. In the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular investigational product to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.
The marketability of any investigational products for which Morphimmune receives regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care, the increasing influence of health maintenance organizations, and additional legislative changes in the United States has increased, and Morphimmune expects will continue to increase, the pressure on healthcare pricing. The downward pressure on the rise in healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which Morphimmune receives regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of investigational products, restrict or regulate post-approval activities, and affect the ability to profitably sell investigational products for which marketing approval is obtained. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.
For example, the ACA has substantially changed healthcare financing and delivery by both governmental and private insurers. Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:
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an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs;

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an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively, and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price (AMP);

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a Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

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extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

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expansion of the entities eligible for discounts under the 340B Drug Discount Program;

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a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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expansion of healthcare fraud and abuse laws, including the FCA and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

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a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

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requirements to report certain financial arrangements with physicians and teaching hospitals;

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a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians;

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establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

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a licensure framework for follow on biologic products.

There have been legal and political challenges to certain aspects of the ACA. For example, in December 2017, Congress repealed the tax penalty for an individual’s failure to maintain ACA-mandated health insurance that is commonly referred to as the “individual mandate” as part of a tax reform bill. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, there have been a number of health reform measures by the Biden administration that have impacted the ACA. For example, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (IRA), into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA and Morphimmune’s business.
Other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and, due to subsequent legislation, will stay in effect until 2032 unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024.
Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare

Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions will take effect progressively starting in fiscal year 2023, although the Medicare drug pricing program is currently subject to legal challenges. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.
Morphimmune anticipates that current and future healthcare reform measures could result in additional downward pressure on coverage and pricing for approved products. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors.
The Foreign Corrupt Practices Act
The Foreign Corrupt Practices Act (FCPA), prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Additional Regulation
In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect business. These and other laws govern Morphimmune’s use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, Morphimmune’s operations. If Morphimmune’s operations result in contamination of the environment or expose individuals to hazardous substances, Morphimmune could be liable for damages and governmental fines. Morphimmune believes that it is in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on its business. Morphimmune cannot predict, however, how changes in these laws may affect its future operations.
Other Regulations
Morphimmune is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Morphimmune may incur significant costs to comply with such laws and regulations now or in the future.
Rest of World Government Regulation
In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of Morphimmune’s products. Whether or not we obtain FDA approval to conduct clinical trials or market a product, we must obtain the requisite approvals from regulatory authorities in foreign jurisdictions prior to the commencement of clinical trials or marketing of the product in those countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.
Human Capital
As of June 30, 2023, Morphimmune had 10 employees, 8 of whom were full-time and 2 of whom were part time, and of whom 6 have Ph.D. or M.D. degrees, and 6 are engaged in research and development activities. Morphimmune does not have any employees represented by a labor union or covered under a collective bargaining agreement.
Talent Acquisition and Retention
Morphimmune recognizes its employees largely contribute to its success. To this end, Morphimmune supports business growth by seeking to attract and retain best-in-class talent. Morphimmune uses internal and external resources to recruit highly skilled candidates for open positions.
Total Rewards
Morphimmune’s total rewards philosophy has been to create investment in its workforce by offering a competitive compensation and benefits package. Morphimmune provides employees with compensation packages including base salary, annual incentive bonuses, and long-term equity incentive awards. Morphimmune also offers comprehensive employee benefits, such as life, disability, and health insurance, and paid time off. It is Morphimmune’s intent to be an employer of choice in its industry by providing a market competitive compensation and benefits package.
Facilities
Morphimmune has a license agreement with Carr Workplaces for its headquarters in West Lafayette, Indiana. Morphimmune also lease 3,837 square feet of lab space in West Lafayette, Indiana. Morphimmune believes its facilities are currently adequate for it to conduct our business. Additionally, a number of Morphimmune’s employees work remotely from home across the United States.
Legal Proceedings
From time to time, Morphimmune may become involved in litigation or legal proceedings relating to claims arising from the ordinary course of its business. Morphimmune is not currently a party to any material legal proceedings.

MORPHIMMUNE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and the related notes included elsewhere in this proxy statement/prospectus/information statement. In addition to historical financial information, this discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this proxy statement/prospectus/information statement, particularly in the section titled “Risk Factors.”
Overview
Morphimmune is a preclinical biotechnology company focused on developing targeted oncology therapeutics. Our Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. We believe this approach reduces toxicity and increases the efficacy of effector molecules, thereby improving outcomes for patients. We have been primarily engaged in business planning, research and development, personnel recruitment, and raising capital.
We strongly believe in our unique ability to leverage our proprietary technology to enhance the efficacy of our targeted oncology therapeutics, aiming for long-term remissions and potential cures for a broader range of patients.
We were incorporated in the state of Delaware in January 2020.
We have incurred significant operating losses since our inception. Our primary use of cash has been and is expected to be to fund our on-going operating expenses, which consist primarily of research and development expenditures and, to a lesser extent, general and administrative expenditures. Our net loss was $7.5 million and $2.8 million for the years ended December 31, 2022 and 2021, respectively, $7.9 million and $2.8 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of $19.1 million and cash and cash equivalents of $16.0 million.
We expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures to continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our current and future potential product candidates, and begin to commercialize any approved products, as well as hire additional personnel, develop commercial infrastructure, and incur additional expenses as a result of operating as a public company. Our net losses may fluctuate significantly from period to period, depending upon the timing of our expenditures on other research and development activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued research and development and other current liabilities.
To finance our operations, we have primarily relied on the sale and issuance of convertible notes and convertible preferred stock. We do not expect to generate revenue from any product candidates that we develop until we obtain regulatory approval for one or more of such product candidates and commercialize our products or enter into collaboration agreements with third parties. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our operations through public or private equity offerings or debt financings, credit or loan facilities, collaborations or a combination of one or more of these funding sources. As a result, we will require substantial additional funding to support our continuing operations and further the development of our current and future potential product candidates and development programs. If we are unable to obtain funding, we will be forced to delay, reduce or eliminate some or all of our research and development activities, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Although we continue to pursue our plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from various events, including increasing interest rates, recent bank failures, health pandemics and global conflicts. Because of the numerous risks and uncertainties associated with product development, we cannot predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. See “— Liquidity and Capital Resources.”
Proposed Merger Transaction
In June 2023, we entered into an Agreement and Plan of Merger and Reorganization (Merger Agreement) with Immunome, Inc. (Immunome) and Ibiza Merger Sub, Inc. (Merger Sub), a wholly-owned subsidiary of Immunome. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Morphimmune, with Morphimmune continuing as the surviving entity (Merger). In connection with the proposed Merger, we will become a wholly-owned subsidiary of Immunome. Upon completion of the proposed Merger transaction, our stockholders will exchange their interests in Morphimmune for shares of common stock of Immunome and awards issued under our existing equity incentive plan will be assumed by Immunome. In addition, immediately after the completion of the Merger, certain investors have agreed to subscribe for and purchase an aggregate of $125.0 million of common stock of Immunome. The boards of directors of both Immunome and Morphimmune have approved the proposed transaction. Completion of the transaction, which is expected by the fourth quarter of 2023, is subject to approval of both Immunome’s and Morphimmune’s stockholders and the satisfaction or waiver of certain other customary closing conditions.
The Merger Agreement contains certain termination rights. Upon termination of the Merger Agreement in certain circumstances, a termination fee of $3.0 million may be payable by a party, including (i) where such party’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (ii) in certain circumstances where such party enters into a Subsequent Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, to the other party. Morphimmune and Immunome have also agreed to reimburse the other party for up to $1.5 million in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances, as further described in the Merger Agreement.
License and Sponsored Research Agreements with Purdue University
In January 2022, we entered into a license agreement with Purdue Research Foundation (PRF). This agreement allows us a global, royalty-bearing, transferable, and exclusive license under certain patent rights to research, develop, and commercialize products covered by these licensed patents.
We have a payment obligation to PRF for a non-refundable upfront fee of $0.4 million, of which $0.2 million was paid upon execution of the agreement in January 2022, $0.1 million was paid in January 2023, and the remaining $0.1 million will be paid in January 2024. In addition, we are obliged to pay tiered annual non-refundable maintenance fees starting on the third anniversary of the agreement until commercialization. We will also be required to pay amounts up to $3.8 million upon achieving certain milestones. Following commercialization, we will be required to pay PRF a single-digit royalty on future net sales of licensed products and minimum annual royalty fees, which will be creditable against the royalties due to PRF.
In February 2022, we entered into a Sponsored Research Agreement (SRA) with PRF and Purdue University with an effective date of October 2021. During the years ended December 31, 2022 and 2021, we recorded research and development expenses of $1.2 million and $0.2 million, respectively, related to the SRA. During the six months ended June 30, 2023 and 2022, we recorded research and development expenses of $0.5 million and $0.7 million, respectively, related to the SRA.
Components of Operating Results
Operating Expenses
Our operating expenses since inception have consisted primarily of research and development expenses and general and administrative expenses.

Research and Development Expenses
Our research and development expenses primarily relate to our discovery and in-licensing efforts, as well as the preclinical development of our current and future potential product candidates and development programs. These expenses include:
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expenses incurred under agreements with consultants and third-party contract organizations that conduct research and development activities on our behalf;

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costs related to sponsored research agreements;

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costs incurred in obtaining technology licenses or in-process research and development (IPR&D) assets through asset acquisitions if the technology or IPR&D that has not reached technological feasibility and has no alternative future use;

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personnel-related costs, which include salaries, benefits, and stock-based compensation related to research and development activities; and

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preclinical costs, which encompass laboratory supplies and materials used for internal research and development activities.

Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers. Non-refundable advance payments for goods and services that will be used over time for research and development are capitalized and recognized as goods are delivered or as the related services are performed. In-licensing fees and other costs to acquire technologies used in research and development that have not yet received regulatory approval and that are not expected to have an alternative future use are expensed when incurred. We do not allocate expenses by product candidate or program.
Because of the numerous risks and uncertainties with product development and the current stage of development of our current and future potential product candidates and programs, we cannot reasonably determine the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our current and future potential product candidates. Product candidates in later stages of development generally have higher development costs than those in earlier stages. We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our current and future potential product candidates, as our current and future potential product candidates advance into later stages of development, as we begin to conduct clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, as we expand our product pipeline, as we maintain, expand, protect and enforce our intellectual property portfolio, and as we incur expenses associated with hiring additional personnel to support our research and development efforts.
The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our current and future potential product candidates is highly uncertain. Our research and development expenses may vary significantly based on factors such as:
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the number and scope of preclinical and IND-enabling studies;

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the phases of development of our current and future potential product candidates;

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the progress and results of our research and development activities;

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per subject trial costs;

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the number of trials required for regulatory approval;

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the number of sites included in the trials;

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the countries in which the trials are conducted;

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length of time required to enroll eligible subjects and initiate clinical trials;

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the number of subjects that participate in the trials;

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the drop-out and discontinuation rate of subjects;

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potential additional safety monitoring requested by regulatory agencies;

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the duration of subject participation in the trials and follow-up;

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the cost and timing of manufacturing of our current and future potential product candidates;

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the receipt of regulatory approvals from applicable regulatory authorities;

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the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

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the hiring and retention of research and development personnel;

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the degree to which we obtain, maintain, defend and enforce our intellectual property rights; and

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the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in achieving regulatory approval for any of our current or future potential product candidates. We may obtain unexpected results from our preclinical studies and clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the FDA or another regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.
General and Administrative Expenses
Our general and administrative expenses consist primarily of personnel costs, costs related to maintenance and filing of intellectual property, and other expenses for outside professional services, including legal, human resources, audit, and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation expenses. We expect our general and administrative expenses to increase over the next several years to support our expanding headcount and operations, increased costs of operating as a public company and as we advance our current and future potential product candidates through clinical development, which will also increase our general and administrative expenses.
Change in Fair Value of Convertible Notes
We have elected the fair value option for our convertible notes issued in 2020 and 2021. The convertible notes are recorded at fair value upon issuance and remeasured to fair value each reporting period until settlement. Accrued interest on our convertible notes is recorded in change in fair value of convertible notes in our statements of operations and comprehensive loss.
Other income (expense), net
Other income (expense), net consist of interest earned on our cash and cash equivalents, accretion of debt discounts, and foreign currency transaction gains and losses.

Results of Operations
Comparison of six months ended June 30, 2023 and 2022
	Six Months Ended June 30,
	2023	2022	Change
	(in thousands)
Operating expenses
Research and development	$4,270	$1,660	$2,610
General and administrative	3,746	1,100	2,646
Total operating expenses	8,016	2,760	5,256
Loss from operations	(8,016)	(2,760)	(5,256)
Change in fair value of convertible notes	—	(45)	45
Other income (expense), net	96	(2)	98
Net loss	$(7,920)	$(2,807)	$(5,113)
Research and Development Expenses
Research and development expenses are summarized by class in the table below:
	Six Months Ended June 30,
	2023	2022	Change
	(in thousands)
Preclinical outside services	$3,349	$424	$2,925
Sponsored research	467	658	(191)
Acquired in-process research and development	—	400	(400)
Personnel-related costs including stock-based compensation	285	176	109
Laboratory supplies and research materials	161	2	159
Other	8	—	8
Total research and development expenses	$4,270	$1,660	$2,610
Research and development expenses increased by $2.6 million in the six months ended June 30, 2023 compared to the same period in 2022. This increase can be primarily attributed to a $2.9 million increase in preclinical outside services and a $0.2 million increase in laboratory supplies and research materials as we continue to advance the development of our current and future potential product candidates, and an increase of $0.1 million in personnel-related costs due to an increase in headcount. These increases were partially offset by a decrease of $0.4 million in acquired in-process research and development as we acquired certain licenses in 2022 as part of our license and sponsored research agreements with Purdue University and a decrease of $0.2 million in sponsored research costs.
General and Administrative Expenses
	Six Months Ended June 30,
	2023	2022	Change
	(in thousands)
Personnel-related costs including stock-based compensation	$1,493	$230	$1,263
Professional fees and services	2,010	807	1,203
Facilities and other	243	63	180
Total general and administrative expenses	$3,746	$1,100	$2,646

Our general and administrative expenses increased by $2.6 million in the six months ended June 30, 2023 compared to the same period in 2022. The increase is primarily attributable to a $1.3 million increase in personnel-related costs due to an increase in headcount, a $1.2 million increase in professional fees related to legal, accounting, and recruiting expenses, and a $0.2 million increase in facility costs, travel and other expenses.
Change in Fair Value of Convertible Notes
There was no change in fair value of convertible notes for the six months ended June 30, 2023 as the notes converted into shares of Series A-1 preferred stock in February 2022.
Other income (expense), net
The increase in other income (expense), net for the six months ended June 30, 2023 compared to the same period in 2022 primarily relates to an increase in interest income on our cash and cash equivalents and accretion of debt discounts on our short-term debt securities purchased in June 2023. We did not have any cash equivalents for the six months ended June 30, 2022.
Comparison of the Years Ended December 31, 2022 and 2021
	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Operating expenses
Research and development	$4,172	$509	$3,663
General and administrative	3,256	1,560	1,696
Total operating expenses	7,428	2,069	5,359
Loss from operations	(7,428)	(2,069)	(5,359)
Change in fair value of convertible notes	(45)	(744)	699
Other expense, net	(5)	—	(5)
Net loss and comprehensive loss	$(7,478)	$(2,813)	$(4,665)
Research and Development Expenses
Research and development expenses are summarized by class in the table below:
	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Preclinical outside services	$2,151	$269	$1,882
Sponsored research	1,184	231	953
Acquired in-process research and development	400	—	400
Personnel-related costs including stock-based compensation	375	—	375
Laboratory supplies and research materials	57	9	48
Other	5	—	5
Total research and development expenses	$4,172	$509	$3,663
Research and development expenses increased by $3.7 million in 2022 compared to 2021. This increase is primarily attributed to a $1.9 million increase in preclinical outside services as we continue to advance the development of our current and future potential product candidates. Our sponsored research costs increased by $1.0 million and we incurred $0.4 million from the acquisition of licenses as part of our license and sponsored research agreements with Purdue University. Personnel-related costs increased by $0.4 million due to increases in headcount.

General and Administrative Expenses
	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Personnel-related costs including stock-based compensation	$1,322	$50	$1,272
Professional fees and services	1,742	1,105	637
Facilities and other	192	405	(213)
Total general and administrative expenses	$3,256	$1,560	$1,696
Our general and administrative expenses increased by $1.7 million in 2022 compared to 2021. The increase is primarily attributable to increases of $1.3 million in personnel-related costs due to an increase in headcount, a $0.6 million increase in professional fees related to legal, accounting, and recruiting services, partially offset by a $0.2 million decrease in facility costs, travel and other expenses.
Change in fair value of convertible notes
The change in fair value of convertible notes decreased by $0.7 million in 2022 compared to 2021 primarily due to the conversion of the notes into shares of Series A-1 preferred stock in February 2022.
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily with the proceeds from the sale and issuance of our convertible preferred stock and from convertible notes. As of June 30, 2023, we have raised aggregate net cash proceeds of $31.5 million from the sale and issuance of our convertible preferred stock and convertible notes, net of issuance costs. To date, we have incurred losses and negative cash flows from operations. As of June 30, 2023, we had available cash of $16.0 million, which is available to fund operations, and an accumulated deficit of $19.1 million.
Convertible Notes
In 2020, we issued convertible notes to an investor for an aggregate principal amount of $0.8 million that bore interest at 2.8% per annum and had a maturity date of June 30, 2022. In 2021, we issued a series of convertible notes to new investors for an aggregate principal amount of $5.7 million that bore interest at 8.0% per annum and had a maturity date of December 31, 2022. The convertible notes included various redemption features including automatic redemption upon a preferred stock financing at 80% of the issuance price of the stock in such financing. In February 2022, upon completion of the Series A financing, the outstanding balance including accrued interest of the convertible notes of $6.8 million were converted into 4,710,835 shares of Series A-1 preferred stock, reflecting a conversion price per share of $1.4442, a 20% discount to the issuance price of the Series A convertible preferred stock of $1.8053 per share.
Convertible Preferred Stock
In May 2023, we sold 9,890,414 shares of Series A-2 convertible preferred stock at $1.51662 per share to new and existing investors for aggregate gross proceeds of $15.0 million. Each share of Series A-2 convertible preferred stock is convertible into one share of our common stock. Except for the liquidation preference described below, the rights and privileges of the Series A-2 convertible preferred stock are substantially similar to the rights and privileges of the Series A and Series A-1 preferred stock. The Series A-2 financing triggered a conversion price adjustment for the Series A preferred stock such that each share of Series A convertible preferred stock is convertible into 1.0462 shares of our common stock.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of Morphimmune or a deemed liquidation event, as further defined in our amended and restated certificate of incorporation, the holders of convertible preferred stock then outstanding are entitled to be paid out of the assets of Morphimmune available for distribution to its stockholders before any payment is made to the holders of the common stock, at an amount per share equal to the greater of: (i)(a) with respect to the Series A-2 convertible preferred stock, one and one-tenth times the original issue price of a share of Series A-2 convertible preferred stock, plus any dividends declared but unpaid thereon, and (b) with respect to the Series A and Series A-1 convertible preferred stock, the applicable original issue price of a share of Series A or Series A-1 convertible preferred stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.
Purdue License Agreement
Our contractual obligations are expected to have an effect on our liquidity and cash flows in future periods. Under our license agreement with Purdue University, we are required to make payments upon successful completion and achievement of certain milestones as well as royalty payments upon sales of products covered by such licenses. The payment obligations under the license fees are recorded in accrued liabilities as such payments are not contingent on future events. The remaining payment obligations under the license agreements are contingent upon future events such as our achievement of specified development, clinical, regulatory, and commercial milestones. To the extent that the timing of these future milestone payments are not known, we have not included these fees in our balance sheets as of December 31, 2022 and June 30, 2023.
Future Funding Requirements
Based upon our current operating plan, we estimate that our cash and cash equivalents as of June 30, 2023 will be sufficient to fund our operating expenses and capital expenditure requirements for at least 12 months from the issuance date of our financial statements. We plan to continue to incur substantial costs in order to conduct research and development activities necessary to obtain regulatory approval to develop a commercialized product. Additional capital will be needed to undertake these activities and commercialization efforts. We intend to raise such capital through the issuance of additional equity, borrowings and potentially strategic alliances with other companies. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If such financing is not available at adequate levels or on acceptable terms, we could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of our development programs or our commercialization efforts, out-license intellectual property rights to our current and future potential product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.
Because of the numerous risks and uncertainties associated with research, development, and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:
•
the scope, progress, results and costs of discovering, researching, developing and manufacturing our any current and future potential product candidates, and conducting preclinical studies;

•
the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our current and future potential product candidates;

•
the number and characteristics of any additional product candidates we develop or acquire;

•
the costs and timing of any future commercialization activities, including product manufacturing, sales, marketing and distribution, for any of our current or future potential product candidates for which we may receive marketing approval;

•
the payment or receipt of milestones and receipt of other collaboration-based revenue, if any;

•
our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•
the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property and proprietary rights and defending any intellectual property-related claims;

•
the expenses needed to attract and retain skilled personnel;

•
the timing, receipt and amount of sales of any future products that receive marketing approval, if any; and

•
the costs of operating as a public company.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our current and future potential product candidates, we are unable to estimate the amount of increased capital and operating expenditures associated with our current and anticipated product development programs. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations. If we are unable to obtain adequate capital, we could be forced to cease operations.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Six Months Ended June 30		Year Ended December 31
	2023	2022	2022	2021
	(in thousands)
Cash used in operating activities	$(5,340)	$(2,603)	$(7,145)	$(1,614)
Cash used in investing activities	(742)	(200)	(213)	—
Cash provided by financing activities	14,904	10,107	10,083	5,718
Net increase in cash	$8,822	$7,304	$2,725	$4,104
Operating Activities
Cash used in operating activities was $5.3 million during the six months ended June 30, 2023. This was primarily due to our net loss of $7.9 million, partially offset by noncash charges of $0.4 million and a net change in our operating assets and liabilities of $2.2 million. Our noncash charges primarily consisted of $0.3 million of stock-based compensation.
The net change in our operating assets and liabilities was mainly due to an increase in prepaid expenses and other current assets of $0.1 million, an increase in accounts payable of $1.5 million primarily related to legal and professional service fees and the timing of payments to vendors, and an increase in accrued liabilities of $0.8 million mainly related to accrued bonuses and the timing of payments to vendors.
Cash used in operating activities was $2.6 million during the six months ended June 30, 2022. This was primarily due to our net loss of $2.8 million and a net change in our operating assets and liabilities of $0.2 million, partially offset by non-cash charges of $0.5 million. Our non-cash charges primarily consisted of $0.4 million of in-process research and development expenses related to our license agreement with Purdue University. The net change in our operating assets and liabilities was mainly due to a decrease in accrued liabilities of $0.2 million primarily due to the timing of payments to vendors.
Cash used in operating activities was $7.1 million during the year ended December 31, 2022. This was primarily due to our net loss of $7.5 million and a net change in our operating assets and liabilities of $0.3 million, partially offset by noncash charges of $0.7 million. Our noncash charges primarily consisted of $0.4 million of in-process research and development expenses and $0.2 million of stock-based compensation. The net change in our operating assets and liabilities was mainly due to an increase in prepaid expenses and other current assets of $0.1 million, a decrease in accounts payable of $0.1 million, and a decrease in accrued liabilities of $0.1 million due to timing of payments.
Cash used in operating activities was $1.6 million during the year ended December 31, 2021. This was primarily due to our net loss of $2.8 million, partially offset by a net change in our operating assets and liabilities of $0.5 million and noncash charges of $0.7 million. The noncash charges were due to the change in the fair value of our convertible notes. The net change in our operating assets and liabilities was primarily due to an increase in accounts payable of $0.2 million and an increase in accrued liabilities of $0.3 million.
Investing Activities
Cash used in investing activities was $0.7 million during the six months ended June 30, 2023, and consisted of $0.1 million in purchases of in-process research and development assets and $0.6 million in purchases of property and equipment.
Cash used in investing activities was $0.2 million during the six months ended June 30, 2022 and consisted of purchases of in-process research and development assets.
Cash used in investing activities was $0.2 million during the year ended December 31, 2022 and primarily consisted of $0.2 million in purchases of in-process research and development assets.
For the year ended December 31, 2021, there were no cash flows from investing activities.
Financing Activities
Cash provided by financing activities was $14.9 million during the six months ended June 30, 2023, primarily due to net proceeds from the issuance of our convertible preferred stock, net of issuance costs.
Cash provided by financing activities was $10.1 million during the six months ended June 30, 2022, primarily due to net proceeds from the issuance of our convertible preferred stock, net of issuance costs.
Cash provided by financing activities was $10.1 million during the year ended December 31, 2022 primarily due to the net proceeds of $10.1 million from the issuance of our convertible preferred stock, net of issuance costs.
Cash provided by financing activities was $5.7 million during the year ended December 31, 2021 primarily due to proceeds of $5.7 million from the issuance of convertible notes payable.
Critical Accounting Policies and Significant Judgments and Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements necessitates the use of estimates and assumptions impacting the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting periods. Our estimates are derived from historical experience and a range of other factors that we consider reasonable in the given circumstances. These factors form the basis for making judgements about the carrying value of assets and liabilities that are not apparent from other sources. However, actual results may differ from these estimates under different assumptions or conditions, and any such differences could potentially be material.
While our significant accounting policies are described in Note 2 to our audited financial statements appearing elsewhere in this proxy statement/prospectus/information statement, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.
Research and Development
We record our research and development expenses to operations as they are incurred. Such expenses are comprised of costs associated with our efforts towards the discovery and development of our current and future potential product candidates. These costs include a diverse range of expenses such as personnel-related costs including stock-based compensation, third-party research expenses, sponsored research costs, acquired in-process research and development without alternative future use, consulting fees, and supplies and materials.
We report research and development activities primarily based on services performed according to contracts with research institutions and other third-party service providers. We account for the costs related to these research and development activities by assessing the services provided but not yet invoiced, and we reflect these costs in our accrued liabilities in our balance sheets and in our research and development expenses in our statements of operations and comprehensive loss.
Our research and development costs associated with our sponsored research agreement with Purdue University are generally paid quarterly in advance. We expense such costs as the services are performed.
Fair Value Option — Convertible Notes
We elected the fair value option for our convertible notes issued in 2020 and 2021 and remeasure the convertible notes at fair value on a recurring basis until settlement, with changes in fair value recognized in the statements of operations and comprehensive loss. Interest accrued on the convertible notes is included as a part of the change in fair value and third-party issuance costs incurred in connection with the issuance of the convertible notes were expensed through general and administrative expenses in the statements of operations and comprehensive loss.
The estimated fair value of the 2020 and 2021 convertible notes, which are classified as level 3 in the fair value hierarchy, is determined based on a multiple scenario analysis that utilizes Monte Carlo simulations. The model includes assumptions related to the value of the instruments based on the estimated timings and amounts of future rounds of financing, sale of the Company, maturity of the notes, and an imputed discount rate based on estimated market interest rates. Further assumptions used in the Monte Carlo simulations are the equity value and outstanding balance of the notes as of the valuation date and the volatility of our underlying common stock to determine the market value of the invested capital upon a future financing date or upon a sale of the company prior to or as of the maturity of the notes. The fair values of the convertible notes are remeasured at each reporting period and the changes are recognized within the change in fair value of convertible notes in the statements of operations and comprehensive loss.
Stock-Based Compensation
We recognize compensation costs related to stock-based awards to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Black-Scholes option-pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards including:
Fair Value of Common Stock — see — Common Stock Valuations below.
Expected Term — The expected term assumption represents the weighted-average period that our share-based awards are expected to be outstanding. We use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option. The expected term of restricted stock awards is determined using the vesting term of the award.
Expected Volatility — For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size, and financial leverage of potential comparable companies.
Expected Dividend — The Black-Scholes valuation model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on our common stock.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.
We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. The amount of stock-based compensation expense we recognize in our financial statements includes stock option forfeitures as they occur. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.
Stock-based compensation was $0.3 million and immaterial during the six months ended June 30, 2023 and 2022, respectively. Stock-based compensation was $0.2 million and immaterial during the years ended December 31, 2022 and 2021, respectively. As of June 30, 2023, we had $2.2 million of total unrecognized stock-based compensation related to unvested stock options, which we expect to recognize over a weighted-average period of 3.4 years.
Common Stock Valuations
As there has been no public market for our common stock to date, the estimated fair value of our common stock underlying our share-based awards was estimated on each grant date by our management and approved by our board of directors. Our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, our financial condition and operating results, the conditions in the biotechnology industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of marketability of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
For our valuations performed as of February 4, 2022 and February 28, 2023, our board of directors determined the enterprise value based on the market approach and option pricing method (OPM). Under the market approach, we estimate the value based upon our prior sales of preferred stock to unrelated third parties. We then apply these derived multiples or values to our financial metrics to estimate our market value. The allocation of these enterprise values to each part of our capital structure, including our common stock and convertible preferred stock, was done based on the OPM. The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM derives the implied equity value of a company from a recent transaction involving our own securities issued on an arms-length basis.
Recent Accounting Pronouncements
See Note 2 “Summary of Significant Accounting Policies” to our financial statements for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition of results of operations.

MANAGEMENT FOLLOWING THE MERGER
The following table provides information regarding the expected directors and executive officers of the combined company following the closing of the Merger:
Name	Age	Position
Clay Siegall, Ph.D.	63	Chief Executive Officer, President and Chairman of the Board and Class I Director
Jack Higgins, Ph.D.	44	Chief Scientific Officer
Matthew Robinson, Ph.D.	54	Chief Discovery Officer, Biology
Corleen Roche	57	Chief Financial Officer
Sandra Stoneman	50	Chief Legal Officer and General Counsel
Bruce Turner, M.D., Ph.D.	60	Chief Strategy Officer
Max Rosett	33	Senior Vice President, Operations
Isaac Barchas	56	Lead Independent Director and Class II Director
James Boylan	56	Class III Director
Franklyn Prendergast, M.D., Ph.D.	78	Class II Director
Philip Wagenheim	52	Class III Director
Executive Officers
Clay Siegall¸ Ph.D. has served as Morphimmune’s President and Chief Executive Officer since January 2023. From November 2002 to May 2022, Dr. Siegall served as the Chief Executive Officer of Seagen, Inc. (Nasdaq: SGEN), which he co-founded in July 1997. Dr. Siegall also served as a director of Seagen, Inc. (Nasdaq: SGEN) from December 1997 to May 2022, as its President from June 2000 to May 2022 and as Chairman of its board of directors from March 2004 to May 2022. Prior to co-founding Seagen, Dr. Siegall was with the Bristol-Myers Squibb Pharmaceutical Research Institute from 1991 to 1997, most recently as a Principal Scientist. From 1988 to 1991, Dr. Siegall was a Staff Fellow/Biotechnology Fellow at the National Cancer Institute, National Institutes of Health. In addition to Seagen, Inc., Dr. Siegall previously served as a director of Nurix Therapeutics, Inc. (Nasdaq: NRIX), Alder BioPharmaceuticals, Inc. (Nasdaq: ALD), which was acquired by H. Lundbeck A/S in 2019, Mirna Therapeutics, Inc. and Ultragenyx Pharmaceutical Inc. (Nasdaq: RARE). He also previously served as chairman of the board of Umoja Biopharma, Inc. Dr. Siegall received a Ph.D. in Genetics from George Washington University and a B.S. in Zoology from the University of Maryland. We believe that Dr. Siegall is qualified to serve on the Combined Company Board due to his breadth of experience in drug development and commercialization, along with his scientific understanding, corporate vision and management skills.
Jack Higgins, Ph.D. has served as Morphimmune’s Chief Scientific Officer since May 2022. Prior to joining the Company, Dr. Higgins served in positions of increasing responsibility at Molecular Templates, Inc., a clinical stage biotechnology company focused on cancer, from January 2010 to April 2021, serving most recently as Chief Development Sciences Officer from June 2019 to April 2021, and SVP Operations, Head of Manufacturing from August 2017 to June 2019. While at Molecular Therapeutics, Dr. Higgins led discovery and development efforts for multiple clinical candidates and co-invented the company’s Engineered Toxin Body (ETB) platform. Dr. Higgins completed a fellowship in tumor immunology at the National Cancer Institute. He earned his Ph.D. and M.S. from the University of Arkansas and a B.S. from Texas A&M University.
Matthew K. Robinson, Ph.D. has served as Immunome’s Chief Technology Officer since June 2022. Dr. Robinson has been with Immunome since March 2016, most recently serving as Senior Vice President of Research & Development until June 2022. Prior to joining the Company, Dr. Robinson was a faculty member in the Developmental Therapeutics Program at Fox Chase Cancer Center in Philadelphia from 2002 through 2016, focusing on the development of antibody-based molecules for the detection and treatment of cancer. Dr. Robinson earned a B.S. degree in biology from Allegheny College as well as a M.S. in biochemistry and Ph.D. in genetics from the University of Rochester School of Medicine & Dentistry.

Corleen M. Roche has served as Immunome’s Chief Financial Officer since April 2021. Ms. Roche served as the Chief Financial Officer, U.S. of Biogen Inc. from 2019 until April 2021, and served as the Chief Financial Officer U.S. Biopharma for Sandoz, a division of Novartis, from 2015 to 2019. Ms. Roche began her career at PricewaterhouseCoopers and has served as Chief Financial Officer at other companies including IoGenetics, Inc. and the Global Vaccines business unit at Wyeth Pharmaceuticals. Ms. Roche received her B.A. in Accountancy from Villanova University.
Sandra G. Stoneman has served as Immunome’s Chief Legal Officer and General Counsel since October 2020. In this role, Ms. Stoneman serves as Corporate Secretary to Immunome’s Board and leads the legal, corporate governance, intellectual property and human resources functions of Immunome. Prior to her role at Immunome, Ms. Stoneman was a corporate partner at the law firm of Duane Morris LLP from 2002 to 2020, where she was co-lead of the firm’s Life Sciences interdisciplinary practice group and was a co-chair of the firm’s emerging companies division and was an associate at the Dechert law firm from 1997 to 2002. Ms. Stoneman is a 1997 graduate of Temple University School of Law and received her B.A. in Sociology and Spanish from the State University of New York at Binghamton.
Bruce Turner, M.D., Ph.D. has served as Morphimmune’s Chief Strategy Officer and Interim Chief Financial Officer since March 2023. Additionally, Dr. Turner has serves as a Director and Chief Executive Officer of Xanadu Bio, Inc., a private mucosal immunity biotech company, since July 2021, as a Co-Founder and Chairman of the Board of Talos Surgical, a private robotic artificial intelligence driven surgical solutions company since May 2023, and as a Director, Founder and Chief Scientific Advisor of Gennao Bio, a private genetic medicines biotech company since May 2020. Previously, Dr. Turner served as Managing Director at Boxer Capital, LLC, a private biotechnology investment fund from 2017 to 2021. Prior to joining Boxer Capital, Dr. Turner served in roles of increasing responsibility at Hoffman-La Roche, most recently as Expert Scientist from 2013 to 2017. Dr. Turner received an M.D. from the University of Pennsylvania, a Ph.D. in Molecular Biology from the University of Pennsylvania and a B.A. in Biology from the University of Chicago.
Max Rosett has served as Morphimmune’s Acting Chief Operating Officer since March 2022. He joined Morphimmune in January 2022, serving as VP, Portfolio Planning and Corporate Strategy until March 2022. Mr. Rosett has also served as Principal at Research Bridge Partners, a life science investment firm, since March 2021. He was previously Director of Data Science at Research Bridge Partners from February 2018 to February 2021. He has also worked as an engineer at Google, and he started his career at the Boston Consulting Group, where he served clients in the pharmaceutical industry. Mr. Rosett earned a M.S. in Computer Science from Georgia Institute of Technology and a B.A. in Mathematics from Yale University.
Non-Employee Directors
Isaac Barchas, J.D. has served as Chair of the Morphimmune Board since January 2020. Mr. Barchas has served as President and Chief Executive Officer of Research Bridge Partners, a biotechnology accelerator, since January 2017. Mr. Barchas previously served as Director of the Austin Technology Incubator from 2006 to 2016. Mr. Barchas also worked at McKinsey & Company from 1996 to 2006. Mr. Barchas currently serves on the board of directors of Eradivir, Inc., a private biotechnology company focused on infectious diseases, and Tetricus Labs, a private technology company focused on AI-enabled psychiatric diagnostics. Mr. Barchas received his B.A. from Stanford University and his M.A. and J.D. from University of Chicago. We believe that Mr. Barchas is qualified to serve on the Combined Company Board due to his extensive investment and business experience in the life sciences and biotechnology sectors.
James Boylan has served as the chief executive officer of Enavate Sciences, a portfolio company of Patient Square Capital that provides capital and strategic growth support to biotech and life science companies, since May 2022. Previously, Mr. Boylan served as President and Head of Investment Banking at SVB Leerink from May 2009 to April 2021. Mr. Boylan currently serves on the Board(s) of Enavate Sciences, Compass Therapeutics, Inc. (NASDAQ: CMPX), a clinical stage biopharmaceutical company, Zenas BioPharma, a clinical stage biopharmaceutical company, and Camp4 Therpeutics, a pre-clinical stage biopharmaceutical company Mr. Boylan earned his B.S in Finance from Lehigh University and his M.B.A. from Columbia University. We believe Mr. Boylan is qualified to serve on our board of directors given his public company board experience and significant experience in the biotechnology industry.

Franklyn G. Prendergast, M.D., Ph.D. has served as a member of the Immunome Board since June 2021 and the Morphimmune Board since January 2020. Dr. Prendergast is a renowned medical and academic research professional who received the 2019 Mayo Distinguished Alumni award and the 2021 Mayo Doctor of Medical Science, honoris causa, and has over 45 years of association with the Mayo Foundation. Dr. Prendergast has served as a director of Perimeter Medical Imaging AI, Inc. (OTC:PYNKF) since 2017, Neubase Therapeutics, Inc. (Nasdaq: NBSE) since July 2019 and Lantern Pharma Inc. (Nasdaq: LTRN) since June 2020. Dr. Prendergast served as a director of Eli Lilly and Co. (NYSE: LLY) from 1995 until 2017, and a director of Vyant Bio, Inc. (Nasdaq: VYNT) from 2014 until 2020. Dr. Prendergast received his medical degree with honors from the University of the West Indies in 1968 and after an internship attended Lincoln College, University of Oxford, as a Rhodes Scholar where he obtained a B.A. with First Class Honors in 1971 and M.A. in 1979. He commenced a residency in Internal Medicine at the Mayo Clinic in 1971 and subsequently obtained a Ph.D. in biochemistry from the joint Mayo Graduate School/University of Minnesota program in 1977. We believe that Dr. Prendergast is qualified to serve on the Combined Company Board due to his significant medical experience and life science industry experience and his historical knowledge of each of Immunome and Morphimmune.
Philip Wagenheim has served as a director on the Immunome Board since December 2017 and served as Immunome’s interim Chief Executive Officer from January 2017 to March 2017. Mr. Wagenheim has served as a Managing Member of Broadband Capital Partners, LLC since April 2016. He has also served as Vice Chairman of and held various leadership roles at Broadband Capital Management LLC and its affiliates since March 2000. He also served as Secretary, President and a member of the board of directors of Committed Capital Acquisition Corporation II from April 2014 to June 2017. Mr. Wagenheim received his B.B.A. from the University of Miami in 1992. We believe that Mr. Wagenheim is qualified to serve on the Combined Company Board due to his extensive experience as a venture capital investor in the life science industry and financial expertise.
Family Relationships
There are no family relationships among any of Immunome’s current directors and executive officers, and there are no family relationships among any of the combined company’s proposed directors and executive officers.
Composition of the Board of Directors Following the Merger
Immunome’s Board is divided into three classes. Each class has a three-year term. Vacancies on the Immunome Board shall remain open unless the Immunome Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director. A director elected by the Immunome Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is duly elected and qualified.
Pursuant to the Merger Agreement, each of the directors and officers of Immunome who will not continue as directors or officers of the combined company following the completion of the Merger shall resign immediately prior to the Effective Time. Following the completion of the Merger, the Combined Company Board anticipates that it will consist of seven directors and will be comprised of two members designated by Morphimmune (Dr. Siegall and Mr. Barchas), one member designated by Immunome (Mr. Wagenheim) and four independent directors to be mutually agreed. Two of the four independent directors will be Dr. Prendergast who currently serves as a member of the Immunome Board and the Morphimmune Board, and James Boylan, the designee appointed by Enavate pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing. If the two remaining independent directors are not identified prior to the Effective Time, the Combined Company Board anticipates reducing the size of the Combined Company Board to five directors.
Independence of the Board of Directors
Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the Combined Company Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
It is anticipated that each individual expected to serve on the Combined Company Board upon the completion of the Merger, other than Dr. Siegall and Mr. Wagenheim, will qualify as an independent director under the Nasdaq listing standards.
Board Leadership Structure
The Combined Company Board is expected to combine the positions of Chairperson and Chief Executive Officer. As such, the Combined Company Board shall be chaired by Dr. Siegall, who will serve as the combined company’s President and Chief Executive Officer.
Contingent and effective as of the closing of the Merger, the Combined Company Board is expected to appoint Isaac Barchas to serve as our lead independent director. As lead independent director, Isaac Barchas will preside over periodic meetings of our independent directors, serve as a liaison between the chair of our board of directors and the independent directors, and perform such additional duties as set forth in our bylaws and as our board of directors may otherwise determine and delegate.
Role of Board in Risk Oversight
One of the key functions of the Combined Company Board will be to oversee the combined company’s risk management process. The Combined Company Board is not anticipated to have a standing risk management committee, but rather expects to administer this oversight function directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. In particular, Combined Company Board is responsible for monitoring and assessing strategic risk exposure and the audit committee of the Combined Company Board (Audit Committee) will have the responsibility to consider and discuss the major financial risk exposures and the steps its management should take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management will be undertaken. The Audit Committee is also expected to monitor compliance with legal and regulatory requirements. The Compensation Committee will also assess and monitor whether the combined company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.
Committees of the Combined Company Board
The Combined Company Board will have an Audit Committee, a Compensation Committee and a nominating and corporate governance committee (Nominating and Corporate Governance Committee, and together with the Audit Committee and the Compensation Committee, the Committees), each of which will have the composition and the responsibilities described below. It is anticipated that each member of the Committees will be an independent director as that term is defined by the SEC and Nasdaq. Each of the Committees has the authority, as its members deem appropriate, to engage legal counsel or other experts or consultants in order to assist the Committee in carrying out its responsibilities.
Audit Committee
The Audit Committee assists the Combined Company Board by providing oversight of financial management, independent auditor and financial reporting procedures, as well as such other matters as directed by the Combined Company Board or the Audit Committee Charter. Among other things, the Audit Committee’s responsibilities include:
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selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

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helping to ensure the independence and performance of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

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establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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considering the adequacy of our internal controls and internal audit function;

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monitoring compliance with the code of business and conduct and ethics for financial management;

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reviewing material related party transactions or those that require disclosure; and

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approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

The Audit Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the combined company’s Audit Committee are expected to be Mr. Barchas, who is expected to be the Chair, Mr. Boylan and Dr. Prendergast. All members of the Audit Committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and Mr. Barchas will qualify as an audit committee financial expert as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the Audit Committee must also meet heightened independence standards. Immunome and Morphimmune believe that, following the completion of the Merger, each member of the Audit Committee will be independent under the applicable rules of the SEC and Nasdaq. The Audit Committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.
Compensation Committee
The Compensation Committee reviews the performance and development of management in achieving corporate goals and objectives and assures that the combined company’s executive officers (including the chief executive officer) are compensated effectively in a manner consistent with the combined company’s strategy, competitive practice and stockholder interests, as well as such other matters as directed by the Combined Company Board or the Compensation Committee Charter. Among other things, the Compensation Committee’s responsibilities include:
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reviewing and approving, or recommending that the Combined Company Board approve, the compensation of our executive officers;

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reviewing and recommending to the Combined Company Board the compensation of our directors;

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administering our stock and equity incentive plans;

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reviewing and approving, or making recommendations to the Combined Company Board with respect to, incentive compensation and equity plans; and

•
reviewing our overall compensation philosophy.

The Compensation Committee has the authority to form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances. The Compensation Committee annually reviews the performance of each of the executive officers, including the chief executive officer. In accordance with the authority granted to it, the Committee then either determines the compensation of each executive officer or makes recommendations regarding such compensation to the Combined Company Board for approval.
The Compensation Committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.
Following the completion of the Merger, the members of the Compensation Committee are expected to be Mr. Boylan, who is expected to be the Chair, Mr. Barchas and Dr. Prendergast. To qualify as independent to serve on the combined company’s Compensation Committee, the Nasdaq listing standards require a director not to accept any consulting, advisory, or other compensatory fee from the combined company, other than for service on the Combined Company Board, and that the Combined Company Board consider whether a director is affiliated with the combined company and, if so, whether such affiliation would impair the director’s judgment as a member of the combined company’s Compensation Committee. Immunome and Morphimmune believe that, after the completion of the Merger, the composition of the Compensation Committee will meet the requirements for independence under, and the functioning of such Compensation Committee will comply with any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee identifies qualified individuals for membership on the Combined Company Board, recommends to the Combined Company Board the director nominees to fill vacancies on the Combined Company Board and to stand for election at the next annual meeting of stockholders, develops and recommends to the Combined Company Board a set of corporate governance guidelines for the Combined Company Board and provides oversight of the corporate governance affairs of the Combined Company Board, as well as such other matters as directed by the Combined Company Board or the Nominating and Corporate Governance Charter. Among other things, the Nominating and Corporate Governance Committee’s responsibilities include:
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identifying and recommending candidates for membership on the Combined Company Board;

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reviewing and recommending our corporate governance guidelines and policies;

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reviewing proposed waivers of the code of conduct for directors and executive officers;

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overseeing the process of evaluating the performance of the Combined Company Board; and

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assisting the Combined Company Board on corporate governance matters.

The Nominating and Corporate Governance Committee is responsible for identifying individuals that the Nominating and Corporate Governance Committee believes are qualified to become members of the Combined Company Board.
Following the completion of the Merger, the members of the Nominating and Corporate Governance Committee are expected to be Mr. Barchas, who will serve as Chair, Mr. Boylan and Dr. Prendergast. Each of the members of the combined company’s Nominating and Corporate Governance Committee will be independent under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. Immunome’s Board has adopted a written Nominating and Corporate Governance Committee charter available to stockholders.
The Nominating and Corporate Governance Committee regularly reviews director competencies, qualities and experiences, with the goal of ensuring that the Combined Company Board is comprised of an effective team of directors who function collegially and who are able to apply their experience toward meaningful contributions to our business strategy and oversight of our performance, risk management, organizational development and succession planning.
The Nominating and Corporate Governance Committee of the combined company is expected to retain these responsibilities following completion of the Merger.
Compensation Committee Interlocks and Inside Participation
In connection with the completion of the Merger, the Combined Company Board is expected to select members of the Compensation Committee. Each member of the Compensation Committee is expected to be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed members of the of the Compensation Committee was or is one of the combined company’s officers or employees, and none of the combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s Board of Directors or Compensation Committee following the completion of the Merger.
Corporate Governance Guidelines
Following the completion of the Merger, the Combined Company Board expects to retain the Corporate Governance Guidelines adopted by Immunome, which are designed to ensure effective corporate governance of the combined company. The guidelines cover topics including, but not limited to, the size and composition of the Combined Company Board, membership criteria for the Combined Company Board, director qualifications and duties, committees of the Combined Company Board, director compensation and director communications with third parties. The Corporate Governance Guidelines are reviewed at least annually by the Nominating and Corporate Governance Committee and amended by the Combined Company Board when appropriate.
Code of Business Conduct and Ethics
The Combined Company Board will maintain a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including the combined company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics will cover fundamental ethical and compliance-related principles and practices such as accurate accounting records and financial reporting, avoiding conflicts of interest, the protection and use of the combined company’s property and information and compliance with legal and regulatory requirements. The Code of Business Conduct and Ethics, and any applicable waivers or amendments, will be made available on the combined company’s website.

MORPHIMMUNE’S EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section provides an overview of Morphimmune’s executive compensation programs as they relate to the executive officers named below (named executive officers), including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For the year ended December 31, 2022, Morphimmune’s named executive officers were:
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Ron Martell, Morphimmune’s Former Chief Executive Officer and a member of the Morphimmune Board;

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Jack Higgins, Ph.D., Morphimmune’s Chief Scientific Officer; and

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Max Rosett, Morphimmune’s Acting Chief Operating Officer.

In January 2023, Morphimmune hired Clay Siegall, Ph.D., as President and Chief Executive Officer. Mr. Siegall commenced services with Morphimmune in 2022 as an advisor and member of the Morphimmune Board but did not begin service as an executive officer until 2023. Information regarding Dr. Siegall’s compensation as an officer is provided in the following narrative where it may be material to an understanding of Morphimmune’s executive compensation program.
2022 Summary Compensation Table
Each of the named executive officers will become an executive officer of Immunome except for Mr. Martell whose services as an officer ended in October 2022. The following table presents information regarding the compensation awarded by, earned by or paid to Morphimmune’s named executive officers during the fiscal year ended December 31, 2022.
Name and Principal Position	Year	Salary ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non Equity Incentive Plan(3) ($)	All Other Compensation(4) ($)	Total ($)
Ron Martell(5) Former Chief Executive Officer	2022	45,067	228,732(8)	28,428	—	385,133	687,360
Jack Higgins, Ph.D.(6) Chief Scientific Officer	2022	203,989	—	211,394	47,322	—	462,705
Max Rosett(7) Acting Chief Operating Officer	2022	200,000	—	41,899	50,000	—	291,899

(1)
Represents the aggregate grant-date fair value of the stock awards granted to Morphimmune’s named executive officers during 2022, each calculated in accordance with FASB Accounting Standards Codification Topic (ASC) 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 10 to Morphimmune’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
In accordance with SEC rules, this column reflects the aggregate grant-date fair value of the option awards granted to Morphimmune’s named executive officers during 2022, as determined in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 10 to Morphimmune’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)
Amounts reported represent discretionary cash bonuses paid to Dr. Higgins and Mr. Rosett for 2022.

(4)
The amount disclosed for Mr. Martell, consists of the following cash payments paid in connection with Mr. Martell’s transition from the role of Chief Executive Officer to continued service as a director of the Morphimmune Board: $235,133, representing the difference between the base salary actually received and the amount that would have been received at a base salary rate of $300,000 per year, and $150,000, representing Mr. Martell’s annual bonus for 2021. For additional information please see the section of this proxy statement/prospectus/information statement entitled “— Agreements with our Named Executive Officers.”

(5)
Mr. Martell served as Morphimmune’s Chief Executive Officer from April 2021 to October 2022. Mr. Martell continues to serve as a director of the Morphimmune Board.

(6)
Dr. Higgins has served as Chief Scientific Officer of Morphimmune since May 2022.

(7)
Mr. Rosett has served as Acting Chief Operating Officer of Morphimmune since January 2022.

(8)
The amount reflects a modification charge resulting from the modification of the vesting schedule for the shares issued to Mr. Martell pursuant to Martell SPA (as defined below) as modified effective March 15, 2022 by the Martell Transition Agreement (as defined below). The amount reflects (i) a $107,544 incremental expense immediately recognized on March 15, 2022, and (ii) a $22,270 incremental expense recognized from the modification date on March 15, 2022 through December 31, 2022.

Narrative to Summary Compensation Table
Base Salaries
The annual base salaries of Morphimmune’s named executive officers are generally reviewed, determined and approved by the Morphimmune Board. Annual base salaries are intended to provide a fixed component of compensation to Morphimmune’s named executive officers, reflecting their skill sets, experience, roles and responsibilities.
In 2022, Mr. Martell’s annual base salary was $54,080, Dr. Higgins’s annual base salary was $235,000, and Mr. Rosett’s annual base salary was $200,000 per year.
In 2023, Dr. Higgins’s annual base salary was increased to $375,000 and Mr. Rosett’s annual base salary was increased to $275,000. Mr. Siegall’s initial annual base salary in 2023 was $450,000, which was subsequently increased to $650,000.
Bonuses
Each of Morphimmune’s named executive officers is eligible to receive a discretionary target annual bonus based on a percentage of their annual base salary and in such amount as determined by the Morphimmune Board. In 2022, Dr. Higgins and Mr. Rosett earned discretionary bonuses of $47,322 and $50,000, respectively. Mr. Martell was not paid a discretionary bonus in 2022.
Equity Compensation
Although Morphimmune does not have a formal policy with respect to the grant of equity incentive awards to its executive officers, or any formal equity ownership guidelines applicable to them, Morphimmune generally uses equity incentive awards to compensate its executive officers in the form of initial grants in connection with the commencement of employment and also at various other times during their employment. Accordingly, the Morphimmune Board periodically reviews the equity incentive compensation of Morphimmune’s executive officers and from time to time has granted equity incentive awards to them in the form of stock options and restricted stock awards.
Agreements with our Named Executive Officers
Below are descriptions of our current employment agreements with our named executive officers and in the case of Mr. Martell, a transition agreement entered into in connection with his termination of employment. In connection with the Merger, Dr. Siegall has entered into the Siegall Employment Agreement, to be effective upon the closing of the Merger.
Ron Martell
In April 2021, Morphimmune entered into an executive employment agreement with Ron Martell as President and Chief Executive Officer (Martell Agreement) which is no longer in effect subsequent to his termination of employment as of October 2022. The Martell Agreement provided for an annual base salary of $54,080 per year, to be adjusted to $300,000 subsequent to the closing of a qualifying preferred stock financing. The Martell Agreement provided for an annual target bonus of 50% of Mr. Martell’s then current annual base salary and a financing bonus, subject to the consummation of a qualifying preferred stock financing. The amount of the financing bonus was to be the sum of (i) the product of (a) $24,494 multiplied by (b) the number of pro-rated months between the effective date of the Martell Agreement and the closing of a qualifying preferred stock financing and (ii) the amount of Mr. Martell’s annual target bonus. Mr. Martell was also eligible to participate in Morphimmune’s benefit programs.
The Martell Agreement provided for an equity grant of options to purchase 1,057,500 shares of Morphimmune common stock at the fair market value on the date of grant, with 25% of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date The Martell Agreement also provided for an equity grant of options to purchase additional shares of Morphimmune’s common stock in the event of a qualifying preferred stock financing such that Mr. Martell held at least 6% of Morphimmune’s capital stock on a fully-diluted basis following the qualifying preferred stock financing. Any options contemplated by the Martell Agreement were to receive 100% vesting acceleration in the event of a change in control of Morphimmune.
The Martell Agreement further provided that if Mr. Martell’s employment was terminated by Morphimmune without cause or his resignation for good reason, subject to execution of a release of claims in favor of Morphimmune, Mr. Martell would receive 100% of his base salary for a period of 12 months, and if subsequent to a qualifying preferred stock financing, his prorated target bonus amount for the year of termination, any earned but unpaid target bonus for the calendar year prior to termination, and twelve months of Consolidated Omnibus Budget Reconciliation Act (COBRA) continuation benefits as a severance benefit.
In October 2022, Morphimmune entered into a transition letter agreement with Mr. Martell with respect to his transition from the role of Chief Executive Officer and continued service as a member of the Morphimmune Board (Martell Transition Agreement). The Martell Transition Agreement provided for a one-time cash payment in the amount of $235,133, and a cash payment of $150,000 reflecting Mr. Martell’s 2021 annual bonus amount.
Mr. Martell purchased 1,065,000 shares of Morphimmune’s common stock pursuant to the early exercise of a stock option in April 2021 (Martell SPA). The Martell Transition Agreement provided that Morphimmune would exercise its repurchase right with respect to 498,775 shares of common stock subject to the Martell SPA. Of the remaining 566,225 shares subject to the Martell SPA, 266,225 shares were vested and not subject to a repurchase right and 300,000 shares remained subject to the Company’s repurchase right and shall vest in equally monthly installments over a four-year period subject to Mr. Martell’s continued service as a member of the Morphimmune Board. The unvested shares receive 100% vesting acceleration in the event of a change in control of Morphimmune, which will result in connection with the closing of the Merger.
Jack Higgins, Ph.D.
In April 2022, Morphimmune entered into an employment letter with Jack Higgins, Ph.D., as Chief Scientific Officer (Higgins Offer Letter). Dr. Higgins’ employment is at will and may be terminated at any time, with or without cause. The Higgins Offer Letter provides for an annual base salary of $235,000 per year, which has been subsequently adjusted to $375,000, and an annual target bonus of 30% of Dr. Higgins’s then current annual base salary, as well as participation in Morphimmune’s benefit programs. The Higgins Offer Letter provides for an equity grant of options to purchase 652,744 shares of Morphimmune common stock at the fair market value on the date of grant, 25% of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date.

The Higgins Offer Letter provides that if Dr. Higgins’s employment is terminated by Morphimmune without cause or his resignation for good reason (Higgins Qualifying Termination), subject to execution of a release of claims in favor of Morphimmune, Dr. Higgins will receive six months of base salary and six months of COBRA continuation benefits as well as a pro-rated portion of his target annual bonus as a severance benefit. If a Higgins Qualifying Termination had occurred prior to May 1, 2023, Dr. Higgins would have been entitled to vesting acceleration as if he remained in continuous service through May 1, 2023.
The Higgins Offer Letter provides that in the event of a Higgins Qualifying Termination upon or within twelve months of a Change in Control (as defined in the Morphimmune Plan), which will result in connection with the closing of the Merger, then in addition to the benefits described above, all outstanding equity awards held by Dr. Higgins will be vested and exercisable as of the date of a Higgins Qualifying Termination.
Max Rosett
In June 2022, Morphimmune entered into an amended and restated employment letter with Max Rosett as Acting Chief Operating Officer (Rosett Offer Letter). The Rosett Offer Letter replaced Mr. Rosett’s prior offer letter with Morphimmune dated January 1, 2022. The Rosett Offer Letter provides for an annual base salary of $200,000 per year, which has been subsequently adjusted to $275,000, and an annual target bonus of 25% of Mr. Rosett’s then current annual base salary, as well as participation in Morphimmune’s benefit programs. The Rosett Offer Letter provides for an option to purchase 130,549 shares of Morphimmune common stock at the fair market value on the date of grant, with 25% of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date.
The Rosett Offer Letter provides that if Mr. Rosett’s employment is terminated by Morphimmune without cause or his resignation for good reason (Rosett Qualifying Termination), subject to execution of a release of claims in favor of Morphimmune, Mr. Rosett will receive six months of base salary and six months of COBRA continuation benefits as well as a pro-rated portion of his target annual bonus as a severance benefit. If a Rosett Qualifying Termination had occurred prior to March 24, 2023, Mr. Rosett would have been entitled to vesting acceleration as if he remained in continuous service through March 24, 2023.
The Rosett Offer Letter provides that in the event of a Rosett Qualifying Termination upon or within twelve months of a Change in Control (as defined in the Morphimmune Plan) then in addition to the benefits described above, all outstanding equity awards held by Mr. Rosett will be vested and exercisable as of the date of a Rosett Qualifying Termination.
Clay Siegall, Ph.D.
In January 2023, Morphimmune entered into an executive employment agreement with Clay Siegall, Ph.D., as President and Chief Executive Officer (Siegall Agreement). The Siegall Agreement provides for an annual base salary of $450,000 per year, to be adjusted to $650,000 subsequent to the closing of a qualifying preferred stock financing. The Siegall Agreement provides for an annual target bonus of 50% of Dr. Siegall’s then current annual base salary and a financing bonus, both subject to the consummation of a qualifying preferred stock financing on or before June 30, 2023. The amount of the financing bonus was to be equal to the product of $16,667 multiplied by the number of pro-rated months between the effective date of the Siegall Agreement and the closing of a qualifying preferred stock financing. Dr. Siegall is also eligible to participate in Morphimmune’s benefit programs.
The Siegall Agreement provides for an equity grant of options to purchase 3,916,500 shares of Morphimmune common stock at the fair market value on the date of grant, with 25% of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date The Siegall Agreement also provides for an equity grant of options to purchase between 2% and 4.5% of the fully diluted capitalization of Morphimmune in the event of a qualifying preferred stock financing, with 25% of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date. Any options contemplated by the Siegall Agreement shall receive 100% vesting acceleration in the event of a change in control of Morphimmune, which will result in connection with the closing of the Merger.
The Siegall Agreement provides that Dr. Siegall shall purchase $500,000 worth of shares of Morphimmune’s Series A Preferred Stock with a further commitment to purchase $500,000 worth of shares of Morphimmune’s Series B Preferred Stock in the event of a qualifying preferred stock financing.
In the event of Dr. Siegall’s termination due to death or disability, the Siegall Agreement provides for the payment of (i) any base salary and accrued vacation through the termination date, (ii) any earned but unpaid bonus for the calendar year prior to the termination date, (iii) the right to continue health coverage for Dr. Siegall and his eligible dependents, at Dr. Siegall’s cost, to the extent required and available by law, and (iv) reimbursement of business expenses provided for in the Siegall Agreement.
The Siegall Agreement further provides that if Dr. Siegall’s employment is terminated by Morphimmune without cause or his resignation for good reason, subject to execution of a release of claims in favor of Morphimmune, Dr. Siegall will receive 100% of his base salary for a period of twelve months, his prorated target bonus amount for the year of termination, any earned but unpaid target bonus for the calendar year prior to termination, and twelve months of COBRA continuation benefits as a severance benefit.
Outstanding Equity Awards as of December 31, 2022
The following table provides information regarding outstanding equity awards held by Morphimmune’s named executive officers as of December 31, 2022.
	Option Awards(1)						Stock Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price Per Share(2) ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(4) ($)
Ron Martell	10/31/2022	—	—	—	—	243,750(3)	99,938
	9/27/2022(5)	86,520	—	0.41	9/26/2032	—	—
Jack Higgins	6/24/2022(6)	—	652,744	0.41	6/23/2032	—	—
Max Rosett(7)	3/24/2022(8)	—	130,549	0.41	3/23/2032	—	—

(1)
All option awards and stock awards were granted under the Morphimmune Plan, as described in more detail under “— Equity Incentive Plan” below.

(2)
All of the option awards were granted with a per share exercise price equal to the fair market value of one share of Morphimmune’s common stock on the date of grant, as determined in good faith by the Morphimmune Board.

(3)
1/48th of the shares subject to the stock award vest monthly commencing March 14, 2022, subject to Mr. Martell’s continued services with Morphimmune, including as a member of the Morphimmune Board or otherwise.

(4)
The market values of the stock awards that have not vested are calculated by multiplying the number of shares underlying Mr. Martell’s stock award shown in the table by $0.41, the fair market value of one share of Morphimmune’s common stock as of December 31, 2022.

(5)
The shares subject to the option vest over 48 months beginning on the one month anniversary of March 12, 2022, such that the option shall be fully vested and exercisable on the four-year anniversary of the vesting commencement date, subject to full acceleration of vesting in connection with a change in control or in the event optionholder resigns as a member of the Morphimmune Board in connection with the completion of an equity financing transaction, in each case subject to the optionholder’s continuous service through each such applicable vesting date.
(6)
25% of the shares subject to the option vest on the one-year anniversary of May 1, 2022, and the remaining shares subject to the option vest in 36 equal monthly installments thereafter, subject to the optionholder’s continuous service through each such applicable vesting date.

(7)
On June 24, 2022, the Morphimmune Board approved the grant to Mr. Rosett of a stock award of 65,274 shares at a purchase price of $0.41 per share, the fair market value of one share of Morphimmune’s common stock on the date of grant. All of the shares subject to the stock award remain unvested and vest as follows: 25% of the shares subject to the stock award vest on the one-year anniversary of the issue date, and the remaining shares subject to the award vest in 36 equal monthly installments thereafter, subject to Mr. Rosett’s continued service through each such applicable vesting date. Mr. Rosett did not purchase the shares, and the shares were not issued, until March 2023, so award is not reflected in this table.

(8)
25% of the shares subject to the option vest on the one-year anniversary of March 24, 2022, and the remaining shares subject to the option vest in 36 equal monthly installments thereafter, subject to the optionholder’s continuous service through each such applicable vesting date.

Equity Incentive Plan
2020 Plan
The Morphimmune Plan was adopted by the Morphimmune Board on February 5, 2020 and approved by Morphimmune’s stockholders on February 15, 2020, and amended on April 16, 2020, November 4, 2021, February 4, 2022, and May 2, 2023. The Morphimmune Plan allows the Morphimmune Board to make equity incentive awards to Morphimmune’s employees, directors, and consultants.
Authorized Shares
The maximum aggregate number of shares of Morphimmune common stock that may be issued under the Morphimmune Plan is 11,184,304 shares.
Plan Administration.   The Morphimmune Board, or a duly authorized committee thereof, is granted the authority to administer the Morphimmune Plan. The Morphimmune Plan authorizes the plan administrator to determine which eligible persons are to receive awards, the number of shares covered by each award, the fair market value of a share of Morphimmune’s common stock, to approve the forms of award agreements for use under the Morphimmune Plan, to determine the terms and conditions of the awards, to construe and interpret the terms of the Morphimmune Plan, and to amend and modify the Morphimmune Plan and awards granted thereunder.
Stock Options.   ISOs and NSOs are granted pursuant to award agreements adopted by the plan administrator. ISOs may only be granted to Morphimmune’s employees. Anyone eligible to participate in the Morphimmune Plan may receive an award of NSOs. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders). The term of a stock option may not be longer than 10 years (or five years in the case of ISOs granted to certain significant stockholders). Subject to certain exceptions for death and disability, an option granted under the Morphimmune Plan generally may only be exercised while an optionholder is employed by, or providing service to, Morphimmune, unless provided otherwise in the optionholder’s award agreement. If an optionholder’s service relationship with Morphimmune ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of six months thereafter, unless provided otherwise in the optionholder’s award agreement. An optionholder may exercise an option by delivering notice of exercise to Morphimmune and paying the exercise price. Acceptable consideration for the purchase of stock issued upon the exercise of an option include (i) cash; (ii) check; (iii) promissory note; (iv) shares of Morphimmune common stock; (v) cashless exercise; (vi) net exercise; (vii) other consideration as permitted by applicable laws; or (ix) any combination of these methods. In no event may an option be exercised beyond the expiration of its term. The plan administrator will have the authority to effect the cancellation or surrender of any or all outstanding options under the Morphimmune Plan and to exchange for new awards of the same or different type, cash or other consideration.
Restricted Stock Awards.   Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. The administrator determines the terms and conditions of restricted stock awards, including vesting, consideration and forfeiture terms. If a participant’s service relationship with Morphimmune ends for any reason, Morphimmune may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service through a forfeiture condition or a repurchase right.
Corporate Transactions.   The plan administrator has broad discretion to take action under the Morphimmune Plan, as well as to make adjustments to the terms and conditions of awards, to prevent the diminution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events, such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, split-up, spin-off, combination, repurchase, or exchange of share or other of Morphimmune’s securities, or other change in corporate structure affecting Morphimmune’s shares. In the event of a Change in Control (as defined in the Morphimmune Plan), which will result in connection with the closing of the Merger, the plan administrator may determine in its sole discretion that such awards will (i) be assumed, or substantially equivalent awards will be substituted, by the successor corporation; (ii) terminate immediately upon the change in control; (iii) accelerate and vest; or (iv) terminate in exchange for cash, property, or other rights as selected by the plan administrator. In the event the successor corporation does not assume or substitute awards, the awards will fully vest and become exercisable.
Plan Amendment or Termination.   The plan administrator may at any time amend, alter, suspend or terminate the Morphimmune Plan. No amendment, alteration, suspension or termination of the Morphimmune Plan will impair the rights of any participant without their consent.
Transferability.   Unless determined otherwise by the plan administrator, awards granted under the Morphimmune Plan may not be transferred other than by will, the laws of descent and distribution or as otherwise provided under the Morphimmune Plan and, are exercisable during the optionholder’s lifetime only by the optionholder.
Perquisites, Health, Welfare and Retirement Benefits
All of Morphimmune’s currently employed named executive officers are eligible to participate in Morphimmune’s employee benefit plans, including medical, dental, vision, life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. Morphimmune pays the premiums for the life, disability, accidental death and dismemberment insurance for all employees, including currently employed named executive officers. Morphimmune does not sponsor any retirement plans and generally does not provide perquisites or personal benefits to named executive officers.
Non-Employee Director Compensation
Director Compensation
The following table presents information regarding the compensation paid or awarded by Morphimmune during the year ended December 31, 2022 to each of Morphimmune’s non-employee directors that was not also a named executive officer:
Name	Option Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Isaac Barchas	83,044	—	83,044
Philip S. Low, Ph.D.	—	—	—
Frank Prendergast, M.D., Ph.D.	148,758	—	148,758
Sunil Singhal, M.D.	17,330	—	17,330
Clay Siegall, Ph.D.	214,472	116,129

(1)
In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted in 2022 computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 10 to Morphimmune’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not reflect the actual economic value that will be realized by the non-employee director upon the vesting of the option awards, the exercise of the option awards or the sale of the common stock underlying such option awards.

(2)
As of December 31, 2022, the aggregate number of shares outstanding under all options to purchase Morphimmune common stock held by Morphimmune’s non-employee directors were: Mr. Barchas: 252,745 shares; Dr. Low: 0 shares; Dr. Prendergast: 452,745 shares; Dr. Singhal: 52,745 shares; and Dr. Siegall: 652,745 shares. Each option award granted to Morphimmune’s non-employee directors during 2022 vests as follows: the shares subject to the option vest over 48 months beginning on the one month anniversary of September 26, 2022, such that the option shall be fully vested and exercisable on the four-year anniversary of the vesting commencement date, subject to full acceleration of vesting in connection with a change in control or in the event optionholder resigns as a member of the Morphimmune Board in connection with the completion of an equity financing transaction, in each case subject to the optionholder’s continuous service through each such applicable vesting date.

(3)
The amount disclosed for Dr. Siegall, consists of a $116,129 cash payment paid in connection with Dr. Siegall’s service as an executive advisor to Morphimmune in 2022. For additional information please see the section of this proxy statement/prospectus/information statement entitled “— Agreements with Our Named Executive Officers.”

RELATED PERSON TRANSACTIONS OF THE COMBINED COMPANY
Immunome Related Party Transactions
In addition to the information included below, you should review the “Certain Relationships and Related Party Transactions” section of Immunome’s Definitive Proxy Statement filed pursuant to Regulation 14A on April 20, 2023, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus/information statement.
PIPE Financing
On June 29, 2023, Immunome entered into Subscription Agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Immunome has agreed to issue and sell to the PIPE Investors, an aggregate of 21,690,871 shares of Immunome’s common stock for an aggregate purchase price of approximately $125.0 million, on the terms and subject to the conditions set forth therein the PIPE Financing. The shares of Immunome’s common stock were sold to the PIPE Investors at a price per share equal to $5.75 and, in the case of affiliate investors, $5.91 per share, the consolidated closing bid price per share immediately preceding the entry into the Subscription Agreements. Mr. Rapp, Chairman of Immunome’s Board, agreed to purchase 253,806 shares of Immunome’s common stock in the PIPE Financing at a price per share equal to $5.91. Each Subscription Agreement contains customary representations and warranties of Immunome, on the one hand, and the PIPE Investor, on the other hand, and customary conditions to closing, including (i) the consummation of the Merger immediately prior to the consummation of the PIPE Financing and (ii) an obligation to file a registration statement registering the shares issued in the PIPE within 45 days of issuance, subject to certain exceptions. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger.
Support Agreement
In connection with the signing of the Merger Agreement, Dr. Prendergast and Immunome entered into a Support Agreement, pursuant to which Dr. Prendergast has agreed to vote his shares of common stock of Immunome in favor of the Share Issuance Proposal. For a description of the Support Agreement see the section entitled “Agreements Related to the Merger.”
Morphimmune Related Party Transactions
Other than compensation arrangements for Morphimmune’s named executive officers and directors, which are described in the section “— Morphimmune’s Executive and Director Compensation,” the following is a summary of transactions since January 1, 2021, to which Morphimmune has been a party in which:
•
the amount involved exceeds the lesser of $120,000 or 1% of the average of Morphimmune’s total assets at the 2021 and 2022 fiscal year ends; and

•
any of Morphimmune’s executive officers, directors, managers, promotors, beneficial holders of more than 5% of Morphimmune’s outstanding securities, or any associates of affiliates thereof had or will have a direct or indirect material interest.

Convertible Note Financing
From May to September 2021, Morphimmune sold convertible promissory notes with an aggregate principal amount of $5.7 million. The convertible notes accrued interest at an annual rate of 8%. The convertible notes converted into shares of Morphimmune’s Series A-1 preferred stock at a conversion price of $1.4442 per share, equal to 80% of the cash purchase price per share of the Series A preferred stock. In May 2021, Aphorism Foundation, a greater than 5% stockholder of Morphimmune, purchased a convertible promissory note in the principal amount of $1.0 million, which converted into shares of Morphimmune’s Series A-1 preferred stock as described below in the section entitled “Morphimmune Related Party Transactions — Preferred Stock Financings — Series A Preferred Stock Financing.”

Convertible Note Amendment
In June 2021, Morphimmune and RBP Catalyst Fund, L.P., and/or its affiliates, RBP Catalyst, amended the convertible promissory notes with an aggregate principal amount of $800,000 sold to RBP Catalyst in February and December 2020 to amend the definition of “Sale of Company,” to provide for the mandatory conversion of the convertible promissory note upon a qualified equity financing and repayment upon the sale of Morphimmune, and optional conversion, at RBP Catalyst’s election, upon the close of a non-qualified equity financing. The convertible promissory notes sold to RBP Catalyst converted into shares of Morphimmune’s Series A-1 preferred stock as described below in the section entitled “Morphimmune Related Party Transactions — Preferred Stock Financings — Series A Preferred Stock Financing.”
Preferred Stock Financings
Series A Preferred Stock Financing
In February 2022, Morphimmune issued and sold to investors in a private placement an aggregate of 10,434,184 shares of its Series A preferred stock at a purchase price of $1.8053 per share through the payment of cash and Series A-1 preferred stock at a purchase price of $1.4442 per share through the conversion of convertible promissory notes issued in 2020 and 2021 and the accrued but unpaid interest thereon, for aggregate proceeds of approximately $17.1 million.
The following table summarizes the Series A and Series A-1 preferred stock purchased by holders of more than 5% of Morphimmune’s capital stock, Morphimmune’s executive officers and directors, and persons or entities affiliated with Morphimmune’s executive officers and directors.
Participants	Series A Preferred Stock Purchased for Cash	Series A-1 Preferred Stock Issued upon Conversion of Promissory Notes	Total Purchase Price
Aphorism Foundation(1)	553,924	733,704	$2,059,615
Arsenal Bridge Venture II, LLC(2)(3)(4)	4,623,812	—	$8,347,368
RBP Catalyst(4)	—	579,446	$527,271

(1)
Aphorism Foundation is a greater than 5% stockholder.

(2)
Arsenal Bridge Venture II, LLC (ABV II), Arsenal Bridge Venture II-B (ABV II-B), LLC, RBP Catalyst, and Research Bridge Partners, Inc. (RBP) are affiliated funds and are collectively referred to as, Arsenal. Arsenal is a greater than 5% stockholder.

(3)
In connection with Arsenal’s purchase of Series A preferred stock, in February 2022, Morphimmune entered into a Management Rights Letter with Arsenal, which will be terminated in connection with the closing of the Merger.

(4)
Mr. Barchas is a Founding Partner of Arsenal and Chief Executive Officer of RBP Catalyst and Dr. Singhal is an investor in Arsenal and a Venture Partner of RBP, and both serve as directors of Morphimmune. Max Rosett, Morphimmune’s Acting Chief Operating Officer, is a principal of Arsenal.

Series A-2 Preferred Stock Financing
In May 2023, Morphimmune issued and sold to investors in a private placement an aggregate of 9,890,414 shares of its Series A-2 preferred stock at a purchase price of $1.51662 per share through the payment of cash, for aggregate proceeds of approximately $15.0 million.

The following table summarizes the Series A-2 preferred stock purchased by holders of more than 5% of Morphimmune’s capital stock, Morphimmune’s executive officers and directors, and persons or entities affiliated with Morphimmune’s executive officers and directors.
Participants	Series A-2 Preferred Stock Purchased for Cash	Total Purchase Price
Aphorism Foundation(1)	487,755	$739,739
Arsenal Bridge Venture II-B, LLC(2)	3,099,174	$4,700,269
Clay Siegall, Ph.D.(3)	494,520	$749,999
Lance Siegall(4)	204,401	$309,999

(1)
Aphorism Foundation is a greater than 5% stockholder.

(2)
Arsenal is a greater than 5% stockholder.

(3)
Dr. Siegall is Morphimmune’s President and Chief Executive Officer and a director of Morphimmune.

(4)
Lance Siegall is Clay Siegall’s brother.

Investors’ Rights Agreement
Morphimmune is party to an amended and restated investors’ rights agreement (IRA) with certain holders of Morphimmune’s capital stock, including the holders of more than 5% of Morphimmune’s outstanding capital stock, Aphorism Foundation and Arsenal, Morphimmune’s President and Chief Executive Officer and a director of Morphimmune, Dr. Siegall, and Lance Siegall, Dr. Siegall’s brother. The IRA provides the holders of Morphimmune preferred stock with certain registration rights, including the right to demand that Morphimmune file a registration statement or request that their shares be covered by a registration statement that Morphimmune is otherwise filing. In addition, the IRA also grants a right of first offer with respect to future sales of Morphimmune securities, as well as certain information and inspection rights to each holder who holds at least 1,318,721 shares of Morphimmune preferred stock. The IRA will be terminated in connection with the closing of the Merger.
Right of First Refusal and Co-Sale Agreement
Morphimmune is party to an amended and restated right of first refusal and co-sale agreement (ROFR Agreement) with certain holders of Morphimmune’s capital stock, including the holders of more than 5% of Morphimmune’s outstanding capital stock, Aphorism Foundation and Arsenal, Morphimmune’s President and Chief Executive Officer and a director of Morphimmune, Dr. Siegall, and Lance Siegall, Dr. Siegall’s brother. The ROFR Agreement provides for rights of first refusal and co-sale relating to the shares of Morphimmune capital stock held by certain parties to the agreement, which parties include Mr. Barchas, Philip Low, Ph.D., Ronald Martell, Franklyn Prendergast, M.D., Ph.D., Dr. Siegall, and Dr. Singhal, each a director of Morphimmune, Mr. Rosett, Morphimmune’s Acting Chief Operating Officer, and Jack Higgins, Ph.D., Morphimmune’s, Chief Scientific Officer. The ROFR Agreement will be terminated in connection with the closing of the Merger.
Voting Agreement
Morphimmune is party to an amended and restated voting agreement (Voting Agreement), under which certain holders of Morphimmune capital stock, including the holders of more than 5% of Morphimmune’s outstanding capital stock, Aphorism Foundation, Arsenal, and RBP, Morphimmune’s President and Chief Executive Officer and a director of Morphimmune, Dr. Siegall, Mr. Barchas, Dr. Low, Mr. Martell, Dr. Prendergast, and Dr. Singhal, each a director of Morphimmune, Mr. Rosett, Morphimmune’s Acting Chief Operating Officer, and Mr. Higgins, Morphimmune’s Chief Scientific Officer have agreed as to the manner in which they will vote their shares of Morphimmune capital stock on certain matters, including with respect to the election of directors. The Voting Agreement will be terminated in connection with the closing of the Merger.

Employment Related Agreements with Executive Officers
Agreements with Former CEO
A former Chief Executive Officer and director of Morphimmune (Former CEO) resigned as Chief Executive Officer in November 2020 and as a director in April 2021. In connection with the resignation as Chief Executive Officer, Morphimmune entered into a transition agreement that provided for the Former CEO’s continued service to Morphimmune as an advisor and director, with the sole consideration for such services being the continued vesting of 1,500,000 shares of earlier purchased Morphimmune restricted common stock. In April 2021, upon the resignation of the Former CEO as a director of Morphimmune and the termination of the Former CEO’s advisory services, Morphimmune repurchased 1,125,000 shares of such unvested restricted common stock for an aggregate purchase price of $112.50.
Siegall Executive Advisor Agreement
In September 2022, Morphimmune entered into an executive advisor agreement with Dr. Siegall, Morphimmune’s current President and Chief Executive Officer and a director of Morphimmune (Siegall Executive Advisor Agreement). Pursuant to the Siegall Executive Advisor Agreement, Dr. Siegall was compensated $37,500 per month for his executive advisory services. The Siegall Executive Advisor Agreement was terminated effective January 2023 in connection with Morphimmune hiring Dr. Siegall as its President and Chief Executive Officer.
Turner Consulting Agreement
In May 2023, Morphimmune entered into an employment letter with Bruce Turner, M.D., Ph.D., as Chief Strategy Officer, Executive Vice President and Interim Chief Financial Officer (Turner Offer Letter). Dr. Turner’s employment is at will and may be terminated at any time, with or without cause. The Turner Offer Letter provides for an annual base salary of $390,000 per year, provided that, if at the request of Morphimmune, Dr. Turner assumes the duties of the Chief Financial Officer, on an interim basis, his annual base salary will be increased to $450,000. Additionally, the Turner Offer Letter provides an annual target bonus of 40% of Dr. Turner’s then current annual base salary, as well as participation in Morphimmune’s benefit programs. The Turner Offer Letter provides for an equity grant of options to purchase the number of shares of Morphimmune common stock representing 3% of the fully-diluted shares of Morphimmune at the time of grant with an exercise price equal to the fair market value on the date of grant. The option vests as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and the remaining shares subject to the option vest in equal monthly installments over the subsequent 36 months thereafter, subject to continuous service as of each such vesting date.
The Turner Offer Letter provides that if Dr. Turner’s employment is terminated by Morphimmune without cause or his resignation for good reason (Turner Qualifying Termination), subject to execution of a release of claims in favor of Morphimmune, Dr. Turner will receive 12 months of base salary, 12 months of COBRA continuation benefits as well as a pro-rated portion of his target annual bonus. If a Turner Qualifying Termination occurs prior to March 1, 2024, Dr. Turner would be entitled to vesting acceleration as if he remained in continuous service through March 1, 2024.
The Turner Offer Letter provides that in the event of a Turner Qualifying Termination upon or within twelve months of a Change in Control (as defined in the Morphimmune Plan), which will result in connection with the closing of the Merger, then in addition to the benefits described above, all outstanding equity awards held by Dr. Turner will be vested and exercisable as of the date of a Turner Qualifying Termination.
Additional Agreements
Morphimmune has entered into employment agreements, offer letters and transition agreements with certain of its named executive officers. For more information regarding these agreements, see “Morphimmune Executive Compensation — Agreements with our Named Executive Officers.”
Indemnification Agreements
Morphimmune has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements, Morphimmune’s amended and restated certificate of incorporation and Morphimmune’s bylaws, as amended, require Morphimmune to indemnify its directors and officers to the fullest extent permitted by Delaware law.
Compensation Arrangements and Equity Awards for Executive Officers and Directors
Morphimmune has granted equity awards to its executive officers and directors. For additional details regarding equity awards to Morphimmune’s executive officers and directors during calendar year 2022, see “Morphimmune’s Executive and Director Compensation”.
The following table provides information regarding restricted stock awards issued to Morphimmune’s officers and directors during calendar year 2021.
Name	Grant Date	Shares of Restricted Common Stock Purchased for Cash(1)	Total Purchase Price
Isaac Barchas(2)	1/28/2021	400,000	$4,000
Sunil Singhal, Ph.D.(3)	10/21/2021	300,000	$3,000

(1)
All restricted stock awards were granted under the Morphimmune Plan, as described in more detail under “Morphimmune’s Executive and Director Compensation — Equity Incentive Plan”. All of the restricted stock awards were issued with a purchase price equal to the fair value of one share of Morphimmune’s common stock on the date of grant, as determined in good faith by the Morphimmune Board.

(2)
Isaac Barchas, a member of the Morphimmune Board, was granted a restricted stock award to purchase 400,000 shares of Morphimmune common stock, with the shares vesting as to 1/4th on the one year anniversary of the vesting commencement date and monthly thereafter, subject to Mr. Barchas’ continued service through each applicable vesting date.

(3)
Sunil Singhal, Ph.D., a member of the Morphimmune Board, was granted a restricted stock award to purchase 300,000 shares of Morphimmune common stock, with the shares vesting as to 1/48th monthly thereafter, subject to Dr. Singhal’s continued service through each applicable vesting date.

In addition, the following table provides information regarding outstanding stock options issued to Morphimmune’s officers and directors following December 31, 2022.
		Option Awards(1)
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Clay Siegall, Ph.D.	1/19/2023	3,916,500(2)	—	0.41	1/18/2033
Max Rosett(3)	3/23/2023	128,333	311,667(4)	0.32	3/22/2033
Bruce Turner, M.D., Ph.D.	5/15/2023	—	1,149,707(5)	0.32	5/14/2033

(1)
All stock options were granted under the Morphimmune Plan, as described in more detail under “Morphimmune’s Executive and Director Compensation — Equity Incentive Plan”. All of the stock options were granted with a per share exercise price equal to the fair value of one share of Morphimmune’s common stock on the date of grant, as determined in good faith by the Morphimmune Board.

(2)
On January 19, 2023, Dr. Siegall was granted an option to purchase 3,916,500 shares of Morphimmune common stock, with 25% of the shares vesting on the one-year anniversary of January 4, 2023 and the remaining shares vesting in equal monthly installments over the following 36-month period, subject to Dr. Siegall’s continued service through each applicable vesting date. The option is early exercisable as to all the underlying shares.

(3)
On June 24, 2022, the Morphimmune Board approved the grant to Mr. Rosett of a stock award of 65,274 shares at a purchase price of $0.41 per share, the fair market value of one share of Morphimmune’s common stock on the date of grant. All of the shares subject to the stock award remain unvested and vest as follows: 25% of the shares subject to the stock award vest on the one-year anniversary of the issue date, and the remaining shares subject to the award vest in 36 equal monthly installments thereafter, subject to Mr. Rosett’s continued service through each such applicable vesting date. Mr. Rosett did not purchase the shares, and the shares were not issued, until March 2023. The award is not reflected in this table.

(4)
On March 23, 2023, Mr. Rosett was granted an option to purchase 440,000 shares of Morphimmune common stock, with 25% of the shares vesting on the one-year anniversary of March 24, 2023 and the remaining shares vesting in equal monthly installments over the following 36-month period, subject to Mr. Rosett’s continued service through each applicable vesting date.

(5)
On May 15, 2023, Dr. Turner was granted an option to purchase 1,149,707 shares of Morphimmune common stock, with 25% of the shares vesting on the one year anniversary of March 1, 2023 and the remaining shares vesting in equal monthly installments over the following 36-month period, subject to Dr. Turner’s continued service through each applicable vesting date.

Purdue License Agreement and MSRA
In January 2022 and February 2022, respectively, Morphimmune entered into the Purdue License Agreement and Purdue MSRA, pursuant to which Morphimmune funds research and development activities of Dr. Low, a director of Morphimmune. Pursuant to the Purdue MSRA, Morphimmune made aggregate payments to Purdue of approximately $0.2 million and $1.2 million in respect of each of 2021 and 2022, respectively. Pursuant to the Purdue License Agreement, Morphimmune made aggregate payments to PRF of approximately $0.2 million and $0.1 million in respect of each of 2021 and 2022, respectively. For a description of the Purdue License Agreement and Purdue MSRA, see the section entitled “Morphimmune’s Business — Licensing Agreements.”
Support Agreement
In connection with the signing of the Merger Agreement, Dr. Prendergast and Morphimmune entered into a Support Agreement, pursuant to which Dr. Prendergast has agreed to vote his shares of common stock of Immunome in favor of the Share Issuance Proposal. For a description of the Support Agreement see the section entitled “Agreements Related to the Merger.”

COMPARISON OF RIGHTS OF HOLDERS OF
IMMUNOME STOCK AND MORPHIMMUNE STOCK
General
Morphimmune and Immunome are both incorporated under the laws of the State of Delaware. The rights of Morphimmune stockholders and Immunome stockholders are generally governed by the DGCL. Upon completion of the Merger, Morphimmune stockholders will become Immunome stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Immunome and the amended and restated certificate of incorporation of Immunome, as amended.
The material differences between the current rights of Morphimmune stockholders under Morphimmune’s amended and restated certificate of incorporation and bylaws and their rights as Immunome stockholders, after the Merger, under Immunome’s amended and restated certificate of incorporation and its amended and restated bylaws, both as will be in effect immediately following the completion of the Merger without giving effect to the Exculpation Proposal or the Authorized Share Proposal, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Morphimmune or Immunome before the Merger and being an Immunome stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 231 of this proxy statement/prospectus/information statement.
Authorized Capital Stock
Morphimmune
Morphimmune’s amended and restated certificate of incorporation authorizes the issuance of up to 40,000,000 shares of common stock, $0.0001 par value per share, and 20,324,598 shares of preferred stock, $0.0001 par value per share (Morphimmune Preferred Stock), of which 5,723,349 shares are designated Series A Preferred Stock, 4,710,835 shares are designated Series A-1 Preferred Stock, and 9,890,414 shares are designated Series A-2 Preferred Stock.
Immunome
Immunome’s authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.
Conversion Rights, Liquidation Preferences, and Protective Provisions
Morphimmune
Morphimmune’s amended and restated certificate of incorporation provides that each holder of shares of Morphimmune Preferred Stock shall, subject to certain conditions, have the right to convert such shares into shares of Morphimmune common stock at any time in accordance with the amended and restated certificate of incorporation of Morphimmune. Each share of Morphimmune Preferred Stock was initially convertible into 1.00 share of Morphimmune common stock. The applicable conversion rates of each series of Morphimmune Preferred Stock are subject to adjustment if Morphimmune issues additional shares of Morphimmune common stock at a price per share below the applicable conversion price of a series of Morphimmune Preferred Stock, subject to certain customary exceptions. In connection with the issuance and sale of the Series A-2 Preferred Stock in May 2023, the conversion price of Morphimmune’s Series A Preferred Stock was decreased from $1.8053 to $1.7255. The current conversion prices of Morphimmune’s Series A-1 Preferred Stock and Series A-2 Preferred Stock remain the same as their original conversion price: $1.4442 per share of Morphimmune Series A-1 Preferred Stock and 1.51662 per share of Morphimmune Series A-2 Preferred Stock.

Morphimmune’s amended and restated certificate of incorporation provides that, in the event of Deemed Liquidation Event (as defined in Morphimmune’s amended and restated certificate of incorporation), the shares of Preferred Stock shall receive on a pari passu basis but in priority to the Morphimmune common stock the greater of (i) (A) with respect to Series A-2 Preferred Stock, one and one tenth (1.1) times the original issue price of a share of Series A-2 Preferred Stock, plus any dividends declared but unpaid thereon, and (B) with respect to Series A Preferred Stock and Series A-1 Preferred Stock, one (1) times the original issue price of such share of Series A Preferred Stock or Series A-1 Preferred Stock, as applicable, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Morphimmune Preferred Stock been converted into shares of Morphimmune common stock immediately prior to such deemed liquidation event.
Morphimmune’s amended and restated certificate of incorporation provides that for so long as at least 6,000,000 shares of Morphimmune Preferred Stock are outstanding (subject to certain adjustments in the event of a stock dividend, stock split, combination or other similar recapitalization with respect to the Morphimmune Preferred Stock), Morphimmune shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification or otherwise, do any of the following without the written consent or affirmative vote of the holders holding a majority of the outstanding shares of Preferred Stock given in writing or by vote at a meeting or consenting, separately as a class: (a)(i) liquidate, dissolve or wind-up the business and affairs of Morphimmune, (ii) effect any merger or consolidation or any other Deemed Liquidation Event, or (iii) consent to any of the foregoing; (b) amend, alter or repeal any provision of Morphimmune’s amended and restated certificate of Incorporation or bylaws in a manner that adversely affects the powers, preferences or rights of the Morphimmune Preferred Stock; (c)(i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Morphimmune Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Morphimmune Preferred Stock or any additional class or series of capital stock of Morphimmune unless the same ranks junior to the Morphimmune Preferred Stock with respect to its rights, preferences and privileges; (d) cause or permit any of its subsidiaries to, without approval of the Morphimmune Board, including the Series A Director (as defined in Morphimmune’s amended and restated certificate of incorporation), sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, Tokens), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; (e) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of Morphimmune other than (i) redemptions of or dividends or distributions on the Morphimmune Preferred Stock as expressly authorized in the amended and restated certificate of incorporation, (ii) dividends or other distributions payable on Morphimmune’s common stock solely in the form of additional shares of Morphimmune’s common stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for Morphimmune or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, as approved by Morphimmune’s board of directors, including the approval of the Series A Director; (f) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of Morphimmune and its subsidiaries for borrowed money following such action would exceed $3,000,000, other than equipment leases incurred in the ordinary course; (g) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by Morphimmune, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Morphimmune, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; (h) change the principal business of Morphimmune, enter a new line of business or exit a current line of business of Morphimmune; (i) increase or decrease the authorized number of directors constituting the Morphimmune Board; or (j) sell, lease, transfer, out-license or otherwise dispose of, in a single transaction or series of related transactions, assets of Morphimmune and its subsidiaries that in the aggregate exceeds $500,000, unless approved by the Morphimmune Board, including the Series A Director.
Immunome
Holders of Immunome common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Immunome common stock. The rights, preferences and privileges of the holders of Immunome common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Immunome preferred stock that it may designate in the future.
The Immunome Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof. The Immunome Board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the company’s stockholders. The Immunome Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Immunome or other corporate action and may adversely affect the market price of Immunome’s common stock and the voting and other rights of the holders of common stock.
Number of Directors
Morphimmune
Morphimmune’s bylaws, as amended, provide that Morphimmune’s authorized number of directors shall be determined from time to time by resolution of the Morphimmune Board. The Morphimmune Board currently has six members.
Immunome
Immunome’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any special rights of the holders of any series of preferred stock to elect directors, Immunome’s authorized number of directors shall be determined from time to time by resolution of the Immunome Board. The Immunome Board currently has seven members.
Stockholder Nominations and Proposals
Morphimmune
None.
Immunome
Immunome’s amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide written notice on a timely basis and also specify requirements as to the form and content of a stockholder’s notice.
Classification of Board of Directors
Morphimmune
Morphimmune’s amended and restated certificate of incorporation and bylaws do not provide for the division of the Morphimmune Board into staggered classes.

Immunome
Immunome’s amended and restated certificate of incorporation provides that the directors shall be divided into three classes, with each class having a three-year term expiring on a staggered basis.
Removal of Directors
Morphimmune
Morphimmune’s bylaws provide that, unless otherwise restricted by statute, any director or the entire Morphimmune Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.
Morphimmune’s amended and restated voting agreement with certain of its stockholders provides that the Morphimmune Board shall consist of (1) one individual designated from time to time by Arsenal Bridge Ventures, (2) two individuals designated from time to time by the holders of a majority of the outstanding shares of Morphimmune common stock, one of which shall be Morphimmune’s chief executive officer, and (3) three individuals who are mutually acceptable to the individuals designated in (1) and (2) above. If any director resigns or is removed, they shall be replaced by a person nominated in accordance with the previous sentence. The amended and restated voting agreement will be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Immunome or the surviving corporation.
Immunome
Immunome’s amended and restated certificate of incorporation provides that, except as may otherwise be provided by the DGCL and subject to the special rights of the holders of any series of preferred stock to elect directors, any individual Immunome director may be removed only for cause and requires a stockholder vote by the holders of at least a two-thirds of the voting power of the then outstanding voting stock.
Vacancies on the Board of Directors
Morphimmune
Morphimmune’s amended and restated certificate of incorporation and bylaws provide that vacancies occurring on its board of directors as a result of an increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. If the holders of any class or classes of stock are entitled to elect one or more directors by the provisions of Morphimmune’s amended and restated certificate of incorporation, a majority of the directors elected by such class or classes then in office, or the sole remaining director, may fill such vacancy or vacancies. Morphimmune’s amended and restated certificate of incorporation provides that if the holders of the shares of one or more series of voting capital stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, then any directorship not so filled shall remain vacant until such time as the holders of the shares of the applicable class or series of voting capital stock entitled to elect a person to fill such directorship so elect a person to fill such directorship.
Immunome
Immunome’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any limitations imposed by the DGCL and the rights of the holders of any series of preferred stock, any vacancies on the Immunome Board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Immunome Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum or by the sole remaining director, and not by the stockholders.

Voting Stock
Morphimmune
Morphimmune’s amended and restated certificate of incorporation provides that every stockholder shall be entitled to one vote for each share of common stock of Morphimmune held by them (including all Morphimmune Preferred Stock on an as-converted basis) as of the record date for such meeting.
Immunome
The Immunome common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
Stockholder Action by Written Consent
Morphimmune
Morphimmune’s bylaws provide that any action required by the DGCL or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Immunome
Immunome’s amended and restated certificate of incorporation and its amended and restated bylaws do not provide for the right of stockholders to act by written consent without a meeting.
Notice of Stockholder Meeting
Morphimmune
Morphimmune’s bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the amended and restated certificate of incorporation or the bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
Immunome
Immunome’s amended and restated bylaws provide that written notice of a meeting of the stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting.
If mailed, notice is given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Immunome’s records. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.
Special Stockholder Meetings
Morphimmune
Morphimmune’s bylaws provide that a special meeting of stockholders may be called at any time by the Morphimmune Board, the chairperson of the Morphimmune Board, Morphimmune’s Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If any person(s) other than the Morphimmune Board calls a special meeting, the request must (i) be in writing, (ii) specify the time of such meeting and the general nature of the business proposed to be transacted, and (iii) be delivered personally or sent by registered mail or facsimile to the chairperson of the Morphimmune Board, Morphimmune’s Chief Executive Officer or President (in the absence of a Chief Executive Officer) or Morphimmune’s Secretary.
Immunome
Immunome’s amended and restated bylaws provide that a special meeting of stockholders may be called for any purpose as if a proper matter for stockholder action under the DGCL by the chairperson of the Immunome Board, Immunome’s President or Chief Executive Officer if the chairperson is unavailable or the Immunome Board pursuant to a resolution adopted by a majority of the total number of authorized directors. The Immunome Board shall determine the time and place, if any, of such special meeting
Indemnification
Morphimmune
Morphimmune has entered into separate indemnification agreements with certain of its directors and executive officers, in addition to the indemnification provided for in Morphimmune’s amended and restated certificate of incorporation and bylaws. The indemnification agreements and Morphimmune’s amended restated certificate of incorporation and bylaws that will be in effect upon the closing of this merger require the combined company to indemnify its directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law.
Immunome
Immunome’s amended and restated certificate of incorporation and amended and restated bylaws provide that to the fullest extent permitted by law, Immunome is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Immunome (and any other persons to which applicable law permits Immunome to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law; provided, however, that Immunome may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that Immunome shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Immunome Board, (iii) such indemnification is provided by Immunome, in its sole discretion, pursuant to the powers vested in Immunome under the DGCL or any other applicable law or (iv) such indemnification is otherwise required to be made under the amended and restated bylaws.
Immunome has entered into separate indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in Immunome’s amended and restated certificate of incorporation and amended and restated bylaws.

Amendment of Certificate of Incorporation
Morphimmune
The Morphimmune Board and stockholders may amend, alter, change or repeal any provision of Morphimmune’s amended and restated certificate of incorporation in a manner prescribed by statue; provided that (i) any such amendment may be subject to the protective provisions described above, (ii) any repeal or modification of Article Ninth of Morphimmune’s amended and restated certificate of incorporation shall not adversely affect any right or protection of any director of Morphimmune existing at the time of such repeal or modification or increase the liability of any director of Morphimmune with respect to any acts or omissions of such director, officer or agent occurring prior to, such repeal or modification, and (iii) any amendment, repeal or modification of Article Tenth of Morphimmune’s amended and restated certificate of incorporation shall not adversely affect any person existing at the time of such amendment, repeal or modification.
Immunome
Notwithstanding any other provisions in Immunome’s amended and restated certificate of incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of stock of Immunome required by law or by Immunome’s amended and restated certificate of incorporation or any certificate of designation filed with respect to a series of preferred stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of capital stock of Immunome entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI and VII of Immunome’s amended and restated certificate of incorporation.
Amendment of Bylaws
Morphimmune
Under Morphimmune’s amended and restated certificate of incorporation, the Morphimmune Board is expressly authorized to make, repeal, alter, amend and rescind any or all of Morphimmune’s bylaws. Morphimmune’s bylaws provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Morphimmune Board.
Immunome
Immunome’s amended and restated certificate of incorporation and amended and restated bylaws provide that the Immunome Board is expressly empowered to adopt, amend or repeal Immunome’s amended and restated bylaws. Any adoption, amendment or repeal of the Immunome amended and restated bylaws by the Immunome Board shall require the approval of a majority of the authorized number of directors. Immunome’s amended and restated certificate of incorporation also provides that the Immunome stockholders shall also have power to adopt, amend or repeal Immunome’s amended and restated bylaws; provided, however, that, in addition to any vote of the holders of any class or series of stock of Immunome required by law or by Immunome’s amended and restated certificate of incorporation, such action by stockholders shall require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of Immunome capital stock entitled to vote generally in the election of directors, voting together as a single class.
Forum Selection
Morphimmune
Morphimmune’s amended and restated certificate of incorporation provides that, unless Morphimmune consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Morphimmune, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Morphimmune to Morphimmune or Morphimmune’s stockholders, (iii) any action asserting a claim against Morphimmune, its directors, officers or employees arising pursuant to any provision of the DGCL or Morphimmune amended and restated certificate of incorporation or bylaws or (iv) any action asserting a claim against Morphimmune, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.
Immunome
Immunome’s certificate of incorporation and bylaws provide that, unless Immunome consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for (A) any derivative claim or cause action brought on Immunome’s behalf; (B) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of Immunome, to Immunome or Immunome’s stockholders; (C) any claim or cause of action against Immunome or any current or former director, officer or other employee of Immunome, arising out of or pursuant to any provision of the DGCL, Immunome’s amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time); (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of Immunome’s amended and restated certificate of incorporation or amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against Immunome or any current or former director, officer or other employee of Immunome, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, these forum selection provisions do not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

PRINCIPAL STOCKHOLDERS OF IMMUNOME
The following table sets forth certain information regarding the ownership of Immunome’s common stock as of June 30, 2023 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Immunome as a group; and (iv) all those known by Immunome to be beneficial owners of more than five percent of its common stock.
The percentage of common stock outstanding is based on 12,215,018 shares of our common stock outstanding as of June 30, 2023. For purposes of the table below, and in accordance with the rules of the SEC, we deem shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2023 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each of the persons or entities in this table has sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise noted below, the street address of each beneficial owner is c/o Immunome, Inc., 665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341.
Name of Beneficial Owner	Number of Shares	Percentage
5% or Greater Stockholders
Alpine Global Management, LLC(1)	783,328	6.4%
Longboat Family Office, LP(2)	660,479	5.4%
Executive Officers and Directors
Purnanand D. Sarma, Ph.D.(3)	512,320	4.0%
Sandra G. Stoneman(4)	137,281	1.1%
Corleen Roche(5)	111,340	*
Dennis H. Giesing, Ph.D.(6)	114,257	*
Matthew K. Robinson, Ph.D.(7)	82,617	*
Mike Rapp(8)	1,043,285	8.5%
Richard A. Baron(9)	17,177	*
John L. LaMattina, Ph.D.(10)	108,063	*
Michael Lefenfeld(11)	92,968	*
Philip Wagenheim(12)	423,324	3.5%
Franklyn G. Prendergast, M.D., Ph.D.(13)	11,708	*
All executive officers and directors as a group (11 persons)	2,654,340	19.9%

*
Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)
Consists of (a) 718,235 shares of common stock included in the most recently available Schedule 13G filed with the SEC on January 17, 2023 by Alpine Global Management, LLC (Alpine) and (b) 65,093 shares of common stock issuable upon the exercise of a warrant to purchase shares of common stock held by Alpine Partners (BVI), L.P. Alpine Partners (BVI), L.P. also owns the shares of common stock indirectly and is a beneficial owner. The address for Alpine listed in the Schedule 13G is 140 Broadway, 38th Floor, New York, NY 10005.

(2)
Based solely on the information included in the most recently available Schedule 13G filed with the SEC on August 23, 2021 by Longboat Family Office, LP (Longboat). The address for Longboat listed in the Schedule 13G is 500 Mamaroneck Avenue, Suite 213, Harrison NY, 10528.

(3)
Consists of (a) 10,500 shares of common stock and (b) 501,820 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(4)
Consists of (a) 5,555 shares of common stock and (b) 131,726 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(5)
Consists of 111,340 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(6)
Consists of 114,257 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(7)
Consists of 82,617 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(8)
Consists of (a) 817,366 shares of common stock, (b) 208,742 shares of common stock held by Broadband Capital Investments LLC (Broadband) and (c) 17,777 shares of common stock issuable upon exercise of stock options exercisable within 60 days hereof. Mr. Rapp is a managing member of Broadband and has voting and investment power with respect to shares held by Broadband.

(9)
Consists of (a) 2,343 shares of common stock and (b) 14,834 shares of common stock issuable upon exercise of stock options exercisable within 60 days hereof.

(10)
Consists of (a) 66,953 shares of common stock and (b) 41,110 shares issuable upon the exercise of stock options exercisable within 60 days hereof.

(11)
Consists of (a) 40,747 shares of common stock and (b) 52,221 shares of common stock issuable upon the exercise of stock options exercisable within 60 days hereof.

(12)
Consists of (a) 406,147 shares of common stock and (b) 17,177 shares of common stock issuable upon exercise of stock options exercisable within 60 days hereof.

(13)
Includes 11,708 shares of common stock issuable upon exercise of stock options exercisable within 60 days hereof.

PRINCIPAL STOCKHOLDERS OF MORPHIMMUNE
The following table sets forth certain information regarding the ownership of Morphimmune common stock, on an as-converted to common stock basis, as of June 30, 2023 by: (i) each of Morphimmune’s directors; (ii) each of Morphimmune’s named executive officers; and (iii) all executive officers and directors of Morphimmune as a group; and (iv) all those known by Morphimmune to be beneficial owners of more than five percent of its capital stock.
The percentage of shares beneficially owned is based on 29,045,782 shares of Morphimmune common stock outstanding as of June 30, 2023, after giving effect to the conversion of all outstanding shares of Morphimmune preferred stock into 20,589,283 shares of Morphimmune common stock and includes 8,456,499 shares of outstanding Morphimmune common stock. For purposes of the table below, and in accordance with the rules of the SEC, shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2023 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, each of the persons or entities in this table has sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise noted below, the street address of each beneficial owner is c/o Morphimmune Inc., 101 Foundry Dr., Suite 1200, West Lafayette, Indiana 47906.
Name of Beneficial Owner	Number of Shares	Percentage
5% or Greater Stockholders
Arsenal Bridge Venture and affiliated funds(1)	8,916,271	30.70%
Philip K. Low, Ph.D.(2)	5,775,000	19.88%
Aphorism Foundation(3)	1,801,000	6.20%
Executive Officers and Directors
Clay Siegall, Ph.D.(4)	4,560,607	13.77%
Isaac Barchas(5)	9,374,191	32.21%
Ronald Martell(6)	586,052	2.02%
Franklyn G. Prendergast, M.D., Ph.D.(7)	303,754	1.04%
Sunil Singhal, M.D.(8)	612,087	2.11%
Jack Higgins(9)	217,581	*%
Max Rosett(10)	203,982	*%
Bruce Turner, M.D., Ph.D.	—	—%
All executive officers and directors as a group (9 persons)(11)	21,633,254	64.17%

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (a) 4,837,651 shares of Morphimmune common stock issuable upon the conversion of Morphimmune Series A Preferred Stock held by ABV II, (b) 3.099,174 shares of Morphimmune common stock issuable upon conversion of Morphimmune Series A-2 Preferred Stock held by ABV II-B, (c) 579,446 shares of Morphimmune common stock issuable upon the conversion of Morphimmune Series A-1 Preferred Stock held by RBP Catalyst Fund, L.P. (RBP Catalyst), and (d) 400,000 shares of Morphimmune common stock held by RBP. James Graham and Isaac Barchas, as co-founders of and the holders of a power of attorney with the ability to exercise voting and investment power over the shares held by ABV II and ABV II-B, may each be deemed the beneficial owners of the shares held by ABV II and ABV II-B. Isaac Barchas, as the Chief Executive Officer of RBP, which is the general partner of RBP Catalyst, exercises voting and investment power over the shares held by RBP and RBP Catalyst, and thus may be deemed to beneficially own the shares held by RBP and RBP Catalyst. Messrs. Graham and Barchas each disclaim beneficial ownership of these shares, except to the extent of each of his pecuniary interest in such shares, if any. The address for ABV II, ABV II-B, RBP Catalyst, RBP, James Graham and Isaac Barchas is 1807 W. 1st Street, Austin, TX 78703.

(2)
Consists of 5,775,000 shares of common stock owned directly by Dr. Low.

(3)
Consists of (a) 579,541 shares of common stock issuable upon the conversion of Series A Preferred Stock, (b) 733,704 shares of common stock issuable upon the conversion of Series A-1 Preferred Stock, and (c) 487,755 shares common stock issuable upon the conversion of Series A-2 Preferred Stock. Reid Hoffman exercises voting and investment power over the shares held by Aphorism Foundation, and thus may be deemed the beneficial owner of the shares held by Aphorism Foundation. The address of Aphorism Foundation and Reid Hoffman is c/o Freeland Cooper & Foreman LLP, 150 Spear Street, Suite 1800, San Francisco, CA 94105.

(4)
Consists of 494,520 shares of common stock issuable upon the conversion of Series A-2 Preferred Stock owned directly by Dr. Siegall and (b) 4,066,087 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(5)
Consists of (a) 400,000 shares of common stock owned directly by Mr. Barchas, (b) 57,920 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023, and (c) the shares described in Note (1) above.

(6)
Consists of (a) 586,052 shares of common stock owned directly by Mr. Martell and (b) 19,827 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(7)
Consists of (a) 200,000 shares of common stock owned directly by Dr. Prendergast and (b) 103,754 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(8)
Consists of (a) 600,000 shares of common stock owned directly by Dr. Singhal and (b) 12,087 shares of common stock issuable upon exercise of stock options exercisable within 60 days of June 30, 2023.

(9)
Consists of 203,982 shares of common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(10)
Consists of (a) 65,274 shares of common stock owned directly by Mr. Rosett and (b) 202,069 shares of common issuable upon the exercise of a stock options exercisable within 60 days of June 30, 2023.

(11)
Consists of the shares described in Notes (2) and (4) through (10) above.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the Merger, assuming the closing of the Merger occurred on June 30, 2023, by: (i) each person or group of affiliated persons known by Morphimmune or Immunome to become the beneficial owner of more than 5% of the common stock of the combined company upon the closing of the Merger; (ii) each of the directors of the combined company; (iii) each of the executive officers of the combined company; and (iv) all executive officers and directors of the combined company as a group.
Unless otherwise indicated in the footnotes to this table, Morphimmune and Immunome believe that each of the persons named in this table have sole voting and investment power with respect to the shares indicated as beneficially owned.
The following table assumes (i) no exercise of outstanding options or warrants to purchase shares of Immunome common stock or Morphimmune common stock prior to the closing of the Merger, (ii) an Exchange Ratio of 0.3042 and (iii) the closing of the Merger and the PIPE Financing. Based on these assumptions, there will be a total of 42,741,615 shares of combined company common stock outstanding upon the closing of the Merger.
Shares of the combined company’s common stock that may be acquired by an individual or group within 60 days of June 30, 2023, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of the combined company’s common stock of any other person shown in the table. Unless otherwise indicated, the address for the following stockholders is: c/o Immunome, Inc., 665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341.
Name of Beneficial Owner	Number of Shares	Percentage
5% or Greater Stockholders
FMR LLC(1)	3,913,043	9.16%
Entities affiliated with EcoR1 Capital, LLC(2)	3,879,415	9.08%
Entities affiliated with Redmile Group, LLC(3)	3,879,415	9.08%
Entities affiliated with Enavate Sciences L.P.(4)	3,478,261	8.14%
Arsenal Bridge Venture and affiliated funds(5)	2,712,328	6.35%
Executive Officers and Directors
Clay Siegall, Ph.D.(6)	1,559,168	3.55%
Isaac Barchas(7)	2,910,893	6.80%
James Boylan	—	—%
Franklyn Prendergast, M.D., Ph.D.(8)	210,273	*%
Philip Wagenheim(9)	423,324	1.00%
Jack Higgins, Ph.D.(10)	62,051	*%
Matthew Robinson, Ph.D(11)	82,617	*%
Corleen Roche(12)	111,340	*%
Max Rosett(13)	81,325	*%
Sandra Stoneman(14)	137,281	*%
Bruce Turner, M.D., Ph.D.	—	—%
All executive officers and directors as a group (11 persons)(15)	5,578,272	12.48%

*
Represents beneficial ownership of less than 1%.

(1)
All of the shares listed in the table above are beneficially owned, or may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(2)
Consists of (a) 222,065 shares of Immunome common stock held by EcoR1 Capital Fund, L.P. (Capital Fund) and (b) 3,657,350 shares of Immunome common stock held by EcoR1 Capital Fund Qualified, L.P. (Qualified Fund). EcoR1 Capital, LLC (EcoR1) is the general partner of Capital Fund and Qualified Fund. Oleg Nodelman is the control person of EcoR1 and may be deemed to share dispositive voting power over the shares held by Capital Fund and Qualified Fund. Mr. Nodelman and EcoR1 both disclaim beneficial ownership of all shares to the extent of their pecuniary interest. The address of the above person and entities is 357 Tehama Street #3, San Francisco, California 94103.

(3)
Consists of 3,879,415 shares of Immunome common stock held by Redmile Biopharma Investments III, L.P. (RBI III). Redmile Group, LLC is the investment manager of RBI III and, in such capacity, exercises sole voting and investment power over all of the shares held by RBI III and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address of RBI III is c/o Redmile Group, LLC, One Letterman Drive, Suite D3-300, San Francisco, CA, 94129.

(4)
Consists of 3,478,261 shares of common stock held by Immunome Aggregator, LP. Immunome Aggregator, LP is a wholly owned subsidiary of Enavate Sciences, LP. Enavate Sciences GP, LLC is the sole general partner of each of Enavate Sciences, LP and Immunome Aggregator, LP. Enavate Sciences Holdings, LLC is the sole and managing member of Enavate Sciences GP, LLC. Patient Square Equity Advisors, LP is the sole and managing member of Enavate Sciences Holdings, LLC, and has delegated all investment decisions with respect to the common stock directly held by Immunome Aggregator, LP, including voting and dispositive power, to the board of managers of Enavate Sciences Holdings, LLC (Holdings Board). All voting and investment decisions with respect to the shares of common stock directly held by Immunome Aggregator, LP are made by a majority of the votes of the Holdings Board. As of the date of this prospectus, the members of the Holdings Board consist of Jim Momtazee, Neel Varshney, Laura Furmanski and Jim Boylan. This disclosure shall not be construed as an admission that any of Mr. Momtazee, Mr. Varshney, Ms. Furmanski, Mr. Boylan, Patient Square Equity Advisors, LP or any of the Enavate-related entities listed above (including Immunome Aggregator, LP) is the beneficial owner of any of our securities. Mr. Boylan is expected to be elected to our board of directors pursuant to an agreement between Immunome and Enavate entered into in connection with Enavate’s committed investment in the PIPE Financing. The address of each of the foregoing entities is c/o Enavate Sciences, LP, 106 West 56th Street, 8th Floor, New York, NY 10019.

(5)
Consists of (a) 1,471,613 shares of Immunome common stock held by ABV II, (b) 942,768 shares of Immunome common stock held by ABV II-B, (c) 176,267 shares of Immunome common stock held by RBP Catalyst Fund, L.P. (RBP Catalyst), and (d) 121,680 shares of Immunome common stock held by RBP. James Graham and Isaac Barchas, as co-founders of and the holders of a power of attorney with the ability to exercise voting and investment power over the shares held by ABV II and ABV II-B, may each be deemed the beneficial owners of the shares held by ABV II and ABV II-B. Isaac Barchas, as the Chief Executive Officer of RBP, which is the general partner of RBP Catalyst, exercises voting and investment power over the shares held by RBP and RBP Catalyst, and thus may be deemed to beneficially own the shares held by RBP and RBP Catalyst. Messrs. Graham and Barchas each disclaim beneficial ownership of these shares, except to the extent of each of his pecuniary interest in such shares, if any. The address for ABV II, ABV II-B, RBP Catalyst, RBP, James Graham and Isaac Barchas is 1807 W. 1st Street, Austin, TX 78703.

(6)
Consists of 319,636 shares of Immunome common stock owned directly by Dr. Siegall and (b) 1,236,903 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(7)
Consists of (a) 121,680 shares of Immunome common stock owned directly by Mr. Barchas, (b) 76,885 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023, and (c) the shares described in Note (5) above

(8)
Consists of (a) 60,840 shares of Immunome common stock owned directly by Dr. Prendergast and (b) 149,433 shares of Immunome common stock issuable upon exercise of stock options exercisable within 60 days of June 30, 2023.

(9)
Consists of (a) 406,147 shares of Immunome common stock owned directly by Mr. Wagenheim and (b) 17,177 shares of Immunome common stock issuable upon exercise of stock options exercisable within 60 days of June 30, 2023.

(10)
Consists of 62,051 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(11)
Consists of 82,617 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(12)
Consists of 111,340 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(13)
Consists of (a) 19,856 shares of common stock owned directly by Mr. Rosett and (b) 61,469 shares of Immunome common issuable upon the exercise of a stock options exercisable within 60 days of June 30, 2023.

(14)
Consists of (a) 5,555 shares of Immunome common stock owned directly by Ms. Stoneman and (b) 131,726 shares of Immunome common stock issuable upon the exercise of stock options exercisable within 60 days of June 30, 2023.

(15)
Consists of the shares described in Notes (6) through (14) above.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. will pass upon the validity of the Immunome common stock offered by this proxy statement/prospectus/information statement.
EXPERTS
Immunome
The financial statements of Immunome, Inc. as of December 31, 2022 and for the year then ended included in Immunome Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Immunome, Inc. as of December 31, 2021 and for the year then ended incorporated by reference in this proxy statement/prospectus/information statement have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in its report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.
Morphimmune
The financial statements of Morphimmune, Inc. as of December 31, 2022 and 2021 and for the years then ended included in this proxy statement/prospectus/information statement have been audited by Moss Adams LLP, independent auditors, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Immunome has filed with the SEC the Registration Statement, of which this proxy statement/prospectus/information statement forms a part. The Registration Statement registers the shares of Immunome common stock to be issued to Morphimmune stockholders in connection with the Merger. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about Immunome common stock. The rules and regulations of the SEC allow Immunome to omit certain information included in the Registration Statement from this proxy statement/prospectus/information statement.
This proxy statement/prospectus/information statement does not contain all the information set forth in the Registration Statement. For further information about Immunome and the shares of common stock to be registered in the Merger, you should refer to the Registration Statement. Statements contained in this proxy statement/prospectus/information statement relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the Registration Statement.
Immunome is subject to the reporting and information requirements of the Exchange Act and, as a result, files, or will file, periodic reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s internet site can be found at http://www.sec.gov. Immunome also maintains a website at http://www.immunome.com and makes available free of charge through this website Immunome’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. Immunome make these reports available through Immunome’s website as soon as reasonably practicable after Immunome electronically files such reports with, or furnishes such reports to, the SEC. The information contained on, or that can be accessed through, Immunome’s website is not a part of this proxy statement/prospectus/information statement.

This proxy statement/prospectus/information statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus/information statement, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus/information statement nor any distribution of securities pursuant to this proxy statement/prospectus/information statement shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus/information statement by reference or in Immunome’s affairs since the date of this proxy statement/prospectus/information statement.
Immunome has supplied all information contained in this proxy statement/prospectus/information statement relating to Immunome and its business, and Morphimmune has supplied all information contained in this proxy statement/prospectus/information statement relating to Morphimmune and its business.
In addition, the SEC allows Immunome to disclose important information to you by referring you to other documents filed separately with the SEC, which we refer to as incorporated documents. Information contained in incorporated documents is considered to be a part of this proxy statement/prospectus/information statement, except as otherwise specified below.
This proxy statement/prospectus/information statement incorporates by reference the documents listed below that Immunome has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about Immunome, its financial condition or other matters.
•
Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed on March 16, 2023.

•
Proxy Statement on Schedule 14A filed April 20, 2023.

•
Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2023, filed on May 5, 2023, and for the quarterly period ended June 30, 2023, filed on August 9, 2023.

•
Current Reports on Form 8-K, filed on January 6, 2023, January 6, 2023, June 13, 2023, June 29, 2023, July 5, 2023 and August 9, 2023 (other than items, documents or portions of those documents not deemed to be filed).

•
The description of Immunome common stock set forth in the Registration Statement on Form 8-A filed with the SEC on September 30, 2020, and any amendment or report filed for the purpose of updating such description.

In addition, Immunome incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus/information statement and prior to the date of the Immunome special meeting, and after the date of Registration Statement and prior to the effectiveness of the Registration Statement, except that Immunome is not incorporating any information that has been or will be furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K or the exhibits related thereto under Item 9.01, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document. Such documents are considered to be a part of this proxy statement/prospectus/information statement, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
Neither Immunome nor Morphimmune has authorized anyone to give any information or make any representation about the Merger or Immunome or Morphimmune that is different from, or in addition to, that contained in this proxy statement/prospectus/information statement or in any of the incorporated documents that Immunome has incorporated by reference into this proxy statement/prospectus/information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus/information statement speaks only as of the date of this proxy statement/prospectus/information statement unless the information specifically indicates that another date applies.

If you would like to request documents from Immunome or Morphimmune, please send a request in writing or by telephone to either Immunome or Morphimmune at the following addresses:
Immunome, Inc. 665 Stockton Drive, Suite 300 Exton, Pennsylvania 19341 (610) 321-3700 Attn: Investor Relations	Morphimmune Inc. 101 Foundry Dr., Suite 1200 West Lafayette, Indiana 47906 (201) 259-0286 Attn: Investor Relations
You may also request additional copies from Immunome’s proxy solicitor using the following contact information:
Stockholders call toll-free: (855) 486-7908
Email: IMNM@allianceadvisors.com
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
A number of brokers with account holders who are Immunome stockholders will be householding Immunome’s proxy materials. A single proxy statement/prospectus/information statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that they will be householding communications to such stockholder’s address, householding will continue until such stockholder is notified otherwise or until it revokes its consent. If, at any time, a stockholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement/prospectus/information statement and annual disclosure documents, it may notify its broker, and direct its written request to Immunome, Inc. at Immunome’s principal executive offices at 665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341, Attention: Investor Relations. Stockholders who currently receive multiple copies of the proxy statement/prospectus/information statement and annual disclosure documents at their address and would like to request householding of their communications should contact their broker.
Stockholder Communication with the Immunome Board
Immunome’s stockholders may communicate with the Immunome Board by writing to its Corporate Secretary at Immunome, Inc., 665 Stockton Drive, Suite 300, Exton, Pennsylvania 19341. Immunome’s Corporate Secretary will review these communications and will determine whether they should be presented to the Immunome Board. The purpose of this screening is to allow the Immunome Board to avoid having to consider irrelevant or inappropriate communications. All communications directed to the Audit Committee in accordance with Immunome’s Complaint, Investigation and Whistleblower Policy that relate to questionable accounting or auditing matters involving Immunome will be promptly and directly forwarded to the Chairman of the Audit Committee.
Code of Business Conduct and Ethics
Immunome has adopted the Immunome Code of Business Conduct and Ethics applying to all directors, officers and employees, including Immunome’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available on Immunome’s website at https://investors.immunome.com/
wp-content/uploads/2022/08/Immunome-Code-of-Business-Conduct-and-Ethics-February-2022.pdf. If Immunome makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, Immunome will promptly disclose the nature of the amendment or waiver on its website.

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
On June 29, 2023, Immunome, Inc. (Immunome) entered into an Agreement and Plan of Merger and Reorganization (Merger Agreement) with Morphimmune Inc., (Morphimmune) and Ibiza Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Immunome (Merger Sub). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome (Merger).
At the Effective Time: (i) each outstanding share of Morphimmune capital stock, will be converted into the right to receive approximately 0.3042 shares of Immunome common stock, based on an exchange ratio of 0.3042 and, if applicable, an amount in cash, rounded to the nearest whole cent, in lieu of any fractional share interest in Immunome common stock to which such holder otherwise would have been entitled (after aggregating all fractional shares issuable to such holder); and (ii) each option to purchase shares of Morphimmune capital stock (each, an Morphimmune Option) that is outstanding and unexercised immediately prior to the Effective Time under Morphimmune’s 2020 Equity Incentive Plan (Morphimmune Plan), whether or not vested, will be converted into and become an option to purchase Immunome common stock using the Exchange Ratio, and Immunome will assume the Morphimmune Plan and each such Morphimmune Option in accordance with the terms of the Morphimmune Plan and the terms of the stock option agreement by which such Morphimmune Option is evidenced.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock after the Effective Time and the pre-Merger equity holders of Morphimmune are expected to hold approximately 45% of the shares of Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing.
In connection with the Merger, Immunome is seeking the approval of its stockholders with respect to, among others, the issuance of the Shares and other securities of Immunome pursuant to the Merger which will represent (or be convertible into) more than 20% of the shares of Immunome common stock immediately prior to the Merger pursuant to Nasdaq Listing Rules 5635(a), which approval is necessary to complete the transactions contemplated by the Merger Agreement.
The Closing of the Merger is subject to mutual closing conditions, including among others that: (i) no order preventing the Merger and the other transactions and actions contemplated by the Merger Agreement having been issued and remaining in effect and there being no law which has the effect of making the consummation of Merger and the other transactions and actions contemplated by the Merger Agreement illegal; (ii) the required approvals by the parties’ stockholders having been obtained; (iii) the Subscription Agreements (as defined below) being in full force and effect and (iv) cash proceeds of not less than $125.0 million being available to Immunome immediately following the Closing. Immunome’s obligation to consummate the Merger is also subject to, among others: (i) the Siegall Employment Agreement (as defined below) being in full force and effect and (ii) holders of no more than 10% of the shares of Morphimmune capital stock exercising their statutory appraisal rights in connection with the Merger.
The unaudited pro forma condensed combined financial information is provided for illustrative purposes only, does not necessarily reflect what the actual consolidated results of operations and financial position would have been had the acquisition occurred on the dates assumed and may not be useful in predicting the future consolidated results of operations or financial position.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary accounting and estimates and the final accounting and estimates may occur as a result of changes in initial assumptions and related accounting, and the amount of cash used in Immunome’s operations, and other changes in Immunome’s assets and liabilities, which are expected to be completed after the closing of the Merger, may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies and does not purport to represent the actual results of operations that Immunome and Morphimmune would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the Merger. The unaudited pro forma combined financial information does not reflect any potential cost savings that may be realized as a result of the Merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the Merger, management will conduct a final review of Immunome’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Immunome’s results of operations or reclassification of assets or liabilities to conform to Morphimmune’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X under the Securities Act of 1933, as amended (Securities Act) and presents the combined historical consolidated financial position and consolidated results of operations of Immunome and the historical combined financial position and results of operations of Morphimmune, adjusted to give effect to (i) the acquisition of Morphimmune as further described in Note 1 — Description of the Transaction ; and (ii) the pro forma effects of certain assumptions and adjustments described in “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below.
The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of the Merger, based on the historical financial statements and accounting records of Immunome and Morphimmune after giving effect to the Merger and the related pro forma adjustments as described in the notes included below.
The unaudited pro forma combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022, combine the historical statements of operations of Immunome and Morphimmune, giving effect to the Merger as if it had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet data assumes that the Merger took place on June 30, 2023, and combines the historical balance sheets of Immunome and Morphimmune as of such date.
The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Immunome and Morphimmune, and their respective management’s discussion and analysis of financial condition and results of operations included elsewhere in, or incorporated by reference to, this proxy statement/prospectus/ information statement.
The following unaudited pro forma condensed combined financial information and related notes are based on and should be read in conjunction with:

(i)
the historical unaudited financial statements of Immunome and the related notes included in Immunome’s Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2023;

(ii)
the historical audited financial statements of Immunome and the related notes included in Immunome’s Annual Report on Form 10-K as of and for the year ended December 31, 2022;

(iii)
the historical unaudited condensed financial statements of Morphimmune and the related notes as of and the six months ended June 30, 2023; and

(iv)
the historical audited financial statements of Morphimmune and the related notes as of and for the year ended December 31, 2022.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2023
(in thousands)
(in thousands)	Immunome, Inc. (Historical)	Morphimmune Inc. (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$38,416	$15,973	$114,283	A	$168,672
Prepaid expenses and other current assets	1,110	188	—		1,298
Total current assets	39,526	16,161	—		169,970
Property and equipment, net	1,203	644	—		1,847
Operating lease right of use asset, net	174	—	—		174
Restricted cash	100	—	—		100
Deferred offering costs	432	—	(100)	B	332
Total assets	$41,435	$16,805	$114,183		$172,423
LIABILITIES, PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,699	$1,961	$—		$5,660
Accrued expenses and other current liabilities	5,025	1,072	(1,472)	C	4,625
Deferred revenue, current	17,668	—	—		17,668
Total current liabilities	26,392	3,033	—		27,953
Deferred revenue, non-current	5,705	—	—		5,705
Other long-term liabilities	—	12	—		12
Total liabilities	32,097	3,045	(1,472)		33,670
Convertible preferred stock	—	32,302	(32,302)	D	—
Stockholders’ equity (deficit):
Common stock	1	1	2	E	4
Additional paid-in capital	135,165	571	194,194	E	329,930
Accumulated other comprehensive income	—	1	(1)		—
Accumulated deficit	(125,828)	(19,115)	(46,238)	E	(191,181)
Total stockholders’ equity (deficit)	9,338	(18,542)	147,957		138,753
Total liabilities, preferred stock and stockholders’ equity (deficit)	$41,435	$16,805	$114,183		$172,423
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
and Comprehensive Loss For the Six Months Ended June 30, 2023
(in thousands, except share and per share amounts)
	Immunome, Inc. (Historical)	Morphimmune Inc. (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Collaboration revenue	$6,627	—	—		$6,627
Operating expenses:
Research and development	9,629	4,270	—		13,899
General and administrative	7,242	3,746	—		10,988
Total operating expenses	16,871	8,016	—		24,887
Loss from operations	(10,244)	(8,016)	—		(18,260)
Non-operating income:
Interest income	417	—	—		417
Other income, net	—	96			96
Net loss	$(9,827)	$(7,920)	$—		$(17,747)
Other comprehensive income:
Unrealized gain on short-term debt securities	—	1			1
Total comprehensive loss	$(9,827)	$(7,919)			$(17,746)
Per share information:
Net loss per share − basic and diluted	$(0.81)				$(0.42)
Weighted average common shares outstanding, basic and diluted	12,190,182		30,526,597	G	42,716,779
See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the Year Ended December 31, 2022
(in thousands, except share and per share amounts)
	Immunome, Inc. (Historical)	Morphimmune Inc. (Historical)	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$23,272	$4,172	$—		$27,444
General and administrative	13,629	3,256	2,058	H	18,943
Total operating expenses	36,901	7,428	2,058		46,387
Loss from operations	(36,901)	(7,428)	(2,058)		(46,387)
Non-operating income (expense):
Change in fair value of convertible notes		(45)	45	F	—
Interest income	5	—	—		5
Other expense, net	—	(5)	—		(5)
Net loss	$(36,896)	$(7,478)	$(2,013)		$(46,387)
Deemed dividend arising from warrant modification	(622)				(622)
Net loss attributable to common stockholders	(37,518)				(47,009)
Per share information: Net loss per share, basic and diluted	$(3.09)				$(1.10)
Weighted average common shares outstanding, basic and diluted	12,126,573		30,526,597	G	42,653,170
See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

1.
Description of Transactions and Basis of Presentation

Description of the Merger
Merger
Immunome, Morphimmune, and Merger Sub have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Morphimmune, with Morphimmune surviving as a wholly owned subsidiary of Immunome. At the Effective Time, each outstanding share of capital stock of Morphimmune capital stock, will be converted into the right to receive 0.3042 shares of Immunome common stock, based on an exchange ratio of 0.3042. Further, Immunome will assume outstanding and unexercised stock options to purchase shares of Morphimmune capital stock, and in connection with the Merger they will be converted into options to purchase shares of Immunome common stock based on the Exchange Ratio.
Immediately following the Merger, the pre-Merger equityholders of Immunome are expected to hold approximately 55% of the shares of Immunome common stock after the Effective Time and the pre-Merger equity holders of Morphimmune immediately prior to the Merger will own approximately 45% of the Immunome common stock, in each case, on a fully diluted basis, excluding out-of-the-money securities of Immunome as of June 28, 2023, Immunome unallocated shares available for issuance under Immunome’s 2020 Plan and employee stock purchase plan, and the grant of the Merger Option to Dr. Siegall, and prior to giving effect to the PIPE Financing.
Concurrent PIPE Financing
On June 29, 2023, in connection with the execution of the Merger Agreement, Immunome entered into subscription agreements (Subscription Agreements) with certain investors (PIPE Investors) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Immunome has agreed to issue and sell to the PIPE Investors, an aggregate of 21,690,871 shares of Immunome common stock for an aggregate purchase price of approximately $125.0 million, on the terms and subject to the conditions set forth therein (PIPE Financing). The shares of Immunome common stock were sold to the PIPE Investors at a price per share equal to $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the Subscription Agreements, and, in the case of affiliate investors, $5.91 per share, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the Subscription Agreements. Each Subscription Agreement contains customary representations and warranties of the parties, and customary conditions to closing, including the consummation of the Merger immediately following the consummation of the PIPE Financing. The closing of the PIPE Financing is expected to occur in connection with and immediately following the consummation of the Merger.
Basis of Presentation
The unaudited pro forma condensed combined financial information was preliminarily prepared with the Merger being accounted for as an asset acquisition by Immunome of Morphimmune. Upon completion of the Merger, Immunome will obtain control of Morphimmune’s assets consisting primarily of cash and cash equivalents and in-process research and development (IPR&D) associated with Morphimmune’s primary product candidate, Mi-1001, and development program, 177Lu-FAP. In accordance with U.S. GAAP, Immunome must first assess whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. An initial screen test is completed to determine if substantially all of the fair value of the gross assets acquired of Morphimmune is concentrated in a single asset or group of similar assets. If that screen is met, the set is not considered a business and is accounted for as an asset acquisition. Immunome will account for the acquisition of Morphimmune as an asset acquisition as substantially all of the fair value of the gross assets being acquired of Morphimmune is concentrated within the Mi-1001 product candidate and 177Lu-FAP development program which are considered a group of similar assets. These programs are deemed to be similar IPR&D assets being acquired based on the similarity of: (i) their current preclinical stage of development, (ii) solid tumor therapeutic indications, (iii) risks for development, (iv) regulatory pathway, and (v) economics of commercialization.
Under the asset acquisition method of accounting, the assets acquired and liabilities assumed are recognized and measured at fair value and no goodwill is recorded or recognized. Acquired IPR&D that has no future alternative use is expensed at the time of acquisition.
The pro forma adjustments reflecting the consummation of the Merger and PIPE Financing are based on certain currently available information and certain assumptions and methodologies that Immunome believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Immunome believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger and PIPE Financing based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies and does not purport to represent the actual results of operations that Immunome and Morphimmune would have achieved had the companies been combined during the periods presented and is not intended to project the future results of operations that the combined company may achieve after the Merger.

2.
Estimated Consideration and Preliminary Purchase Price Allocation

The preliminary fair value of the consideration totaled approximately $79.1 million, inclusive of the estimated Immunome transaction costs to be incurred after June 30, 2023 in connection with the asset acquisition, is summarized as follows (in thousands):
Immunome common stock issued to Morphimmune shareholders	$64,501
Share-based equity awards allocated to consideration paid	12,554
Immunome transaction costs	2,058
Total consideration transferred	$79,113
Total Immunome transaction costs are estimated to be $3.4 million of which $1.4 million was incurred and expensed through June 30, 2023.
For pro forma purposes, the preliminary fair value of the consideration transferred was calculated based on the closing stock price of Immunome’s common stock on August 16, 2023, which was $7.30 per share and based upon the vested and unvested balances of Morphimmune share-based awards as of August 16, 2023. The value of the consideration transferred will change based on fluctuations in the share price of Immunome’s common stock, the number of common shares of Morphimmune outstanding on the closing date of the Merger and the number of Morphimmune share-based payment arrangements outstanding and related vesting terms on the closing date of the Merger. A 10% increase or decrease in Immunome’s common stock price would change the total consideration transferred by $7.8 million and $(7.8) million, respectively.

Allocation of the preliminary consideration transferred to the net assets acquired and based upon the net assets of Morphimmune as of June 30, 2023, was as follows (in thousands):
Asset acquired:
Cash and cash equivalents	$15,973
Prepaid expenses and other current assets	188
Property and equipment	644
Total assets acquired	16,805
Liabilities assumed
Accounts payable	1,961
Accrued expenses and other liabilities	1,084
Total liabilities assumed	3,045
Net assets acquired	$13,760
In process research and development	$65,353
Total consideration	$79,113
The above allocation of the purchase price is based upon certain preliminary valuations and other analyses that have not been completed as of the date of this filing. Any changes in the estimated fair values of the net assets recorded for this asset acquisition upon the finalization of more detailed analyses of the facts and circumstances that existed at the date of the Merger will change the allocation of the purchase price. As such, the purchase price allocations for the acquisition are preliminary estimates, which are subject to change until the Merger is completed.

3.
Transaction Accounting Adjustments

Adjustments included in the column under the heading “Transaction Accounting Adjustments” are primarily based on information contained within the Merger Agreement. Further analysis will be performed after the completion of the Merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary.

A.
Reflects the net proceeds from the concurrent PIPE Financing and the payment of transaction costs associated with the asset acquisition of Morphimmune:

(amounts in thousands)	Total
Proceeds from PIPE, net of fees	$117,713
Payment of transaction costs	(3,430)
Pro forma adjustment	$114,283

B.
Reclassification of Immunome deferred offering costs recorded as of June 30, 2023 in connection with the completion of the PIPE Financing.

C.
Represents the elimination of Immunome transaction costs and Immunome PIPE Financing costs recorded in accrued expenses as of June 30, 2023.

(amount in thousands)	Immunone, Inc.	MorphImmune, Inc.	Total
Transaction costs in Accrued Expenses	$1,372	$—	$1,372
Immunome PIPE Financing costs in Accrued Expenses	100	—	100
Pro forma adjustment	$1,472	$—	$1,472

D.
Reflects the elimination of Morphimmune’s convertible preferred stock upon the exchange for Immunome’s common stock.

E.
Reflects the recording of the (i) elimination of Morphimmune historical equity balances, (ii) issuance of Immunome common stock to Morphimmune stockholders, (iii) issuance of share- based payment awards to Morphimmune option holders, (iv) the immediate expensing of acquired Morphimmune IPR&D as it has no future alternative use, and (v) issuance of Immunome common stock in connection with the concurrent PIPE Financing:

	Common Stock		Additional paid-in Capital	Accumulated other comprehensive income	Accumulated Deficit
(amount in thousands)	Shares	Amount				Total
Elimination of Morphimmune historical equity balances	—	$(1)	$(571)	$(1)	$19,115	18,542
Issuance of common stock to Morphimmune shareholders	8,835,726	1	64,500	—	—	64,501
Issuance of share-based payments to Morphimmune	—	—	12,554	—	—	12,554
Expensing of acquired IPR&D with no future alternative use	—	—	—	—	(65,353)	(65,353)
Shares issued in connection with PIPE transactions	21,690,871	2	117,711	—	—	117,713
Pro forma adjustment	30,526,597	$2	$194,194	$(1)	$(46,238)	$147,957

F.
Reflects the elimination of the change in fair value of the Morphimmune convertible notes that subsequently converted into preferred stock.

G.
The pro forma combined basic and diluted loss per share have been adjusted to reflect the pro forma net loss for the six months ended June 30, 2023 and the pro forma net loss attributable to common stockholders for the year ended December 31, 2022. In addition, the number of shares used in calculating the pro forma combined basic and diluted loss per share has been adjusted assuming that the estimated total number of shares of common stock of the combined company that will be issued in connection with the Merger and PIPE Financing have been outstanding for the entirety of all periods presented. The following table sets forth the calculation of the pro forma adjustment to the weighted-average number of common shares outstanding — basic and diluted.

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Issuance of common stock to Morphimmune shareholders	8,835,726	8,835,726
Shares issued in connection with PIPE transaction	21,690,871	21,690,871
Pro forma adjustment	30,526,597	30,526,597

H.
Reflects the recognition of Immunome’s estimated transaction costs to be incurred after June 30, 2023. The transaction costs are expensed as incurred as substantially all of the value acquired is within the Morphimmune IPR&D asset that has no alternative future use. These transaction costs will not affect the Combined Company’s statement of operations beyond 12 months after the Effective Time.

INDEX TO AUDITED FINANCIAL STATEMENTS
Morphimmune Inc.

Report of Independent Auditors
The Board of Directors and the Stockholders
Morphimmune, Inc.
Report on the Audit of the Financial Statements
Opinion
We have audited the financial statements of Morphimmune, Inc., which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Morphimmune, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Morphimmune, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Morphimmune, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
Exercise professional judgment and maintain professional skepticism throughout the audit.
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Morphimmune, Inc.’s internal control. Accordingly, no such opinion is expressed.
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Morphimmune, Inc.’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Moss Adams LLP
Seattle, Washington
August 8, 2023

MORPHIMMUNE INC.
BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	December 31,
	2022	2021
Assets
Current assets:
Cash	$7,151	$4,426
Prepaid expenses and other current assets	117	45
Total current assets	7,268	4,471
Property and equipment, net	11	—
Total assets	$7,279	$4,471
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$439	$601
Accrued liabilities	248	316
Convertible notes payable	—	7,257
Total current liabilities	687	8,174
Other noncurrent liabilities	103	10
Total liabilities	790	8,184
Commitments and contingencies (Note 5)
Convertible preferred stock, $0.0001 par value, 11,466,830 and zero shares authorized at December 31, 2022 and 2021, respectively; 10,434,184 and zero shares issued and outstanding at December 31, 2022 and 2021, respectively (aggregate liquidation preference of $17,135 at December 31, 2022)	17,450	—
Stockholders’ deficit:
Common stock, $0.0001 par value; 28,000,000 and 10,000,000 shares authorized at December 31, 2022 and 2021, respectively; 8,391,225 and 8,890,000 shares issued and outstanding at December 31, 2022 and 2021, respectively	1	1
Additional paid-in capital	233	3
Accumulated deficit	(11,195)	(3,717)
Total stockholders’ deficit	(10,961)	(3,713)
Total liabilities, convertible preferred stock and stockholders’ deficit	$7,279	$4,471
The accompanying notes are an integral part of these financial statements.

MORPHIMMUNE INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS)
	Year Ended December 31,
	2022	2021
Operating expenses
Research and development	$4,172	$509
General and administrative	3,256	1,560
Total operating expenses	7,428	2,069
Loss from operations	(7,428)	(2,069)
Change in fair value of convertible notes	(45)	(744)
Other expense, net	(5)	—
Net loss and comprehensive loss	$(7,478)	$(2,813)
The accompanying notes are an integral part of these financial statements.

MORPHIMMUNE INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balances at December 31, 2020	—	$—	8,250,000	$1	$—	$(904)	$(903)
Issuance of common stock upon the exercise of options	—	—	1,065,000	—	—	—	—
Issuance of restricted common stock	—	—	700,000	—	—	—	—
Repurchase of unvested restricted common stock	—	—	(1,125,000)	—	—	—	—
Vesting of early exercised shares and restricted common stock	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	(2,813)	(2,813)
Balances at December 31, 2021	—	—	8,890,000	1	3	(3,717)	(3,713)
Issuance of Series A preferred stock, net of issuance costs of $185	5,723,349	10,148	—	—	—	—	—
Issuance of Series A-1 preferred stock upon conversion of notes	4,710,835	7,302	—	—	—	—	—
Issuance of restricted common stock	—	—	—	—	—	—	—
Repurchase of unvested restricted common stock	—	—	(498,775)	—	—	—	—
Stock-based compensation	—	—	—	—	225	—	225
Vesting of early exercised shares and restricted common stock	—	—	—	—	5	—	5
Net loss	—	—	—	—	—	(7,478)	(7,478)
Balances at December 31, 2022	10,434,184	$17,450	8,391,225	$1	$233	$(11,195)	$(10,961)
The accompanying notes are an integral part of these financial statements.

MORPHIMMUNE INC.
Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(7,478)	$(2,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2	—
Acquired in-process research and development	400	—
Stock-based compensation expense	225	—
Change in fair value of convertible notes	45	744
Changes in assets and liabilities:
Prepaid expenses and other current assets	(108)	(5)
Accounts payable	(126)	149
Accrued and other liabilities	(105)	311
Net cash used in operating activities	(7,145)	(1,614)
Cash flows from investing activities
Purchases of property and equipment	(13)	—
Acquisition of in-process research and development assets	(200)	—
Net cash used in investing activities	(213)	—
Cash flows from financing activities
Proceeds from issuance of convertible notes payable	—	5,700
Proceeds from issuance of restricted common stock and issuance of common stock upon exercise of stock options	—	18
Proceeds from issuance of preferred stock, net of issuance costs	10,088	—
Repurchase of unvested restricted common stock	(5)	—
Net cash provided by financing activities	10,083	5,718
Net increase in cash	2,725	4,104
Cash, beginning of the year	4,426	322
Cash, end of the year	$7,151	$4,426
Supplemental non-cash investing and financing activities
In-process research and development asset purchases in accrued liabilities and other noncurrent liabilities	$200	$—
Conversion of convertible notes and accrued interest into preferred stock	$7,302	$—
Issuance of convertible preferred stock to service provider	$60	$—
Deferred issuance costs in accounts payable	$—	$36
The accompanying notes are an integral part of these financial statements.

MORPHIMMUNE INC.
Notes to Financial Statements
1.   Organization and Description of Business
Morphimmune Inc. (“Morphimmune” or the “Company”) was incorporated in the state of Delaware on January 28, 2020. Morphimmune is a preclinical biotechnology company focused on developing targeted oncology therapeutics. The Company’s Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. The Company believes this approach reduces toxicity and increases the efficacy of effector molecules, thereby improving outcomes for patients. Through December 31, 2022, the Company has been primarily engaged in business planning, research and development, personnel recruitment, and raising capital.
Liquidity
The Company has incurred significant losses and negative cash flows from operations since inception. As of December 31, 2022, the Company had an accumulated deficit of $11.2 million and cash of $7.2 million. The Company has not generated any product revenue to date and does not expect to generate product revenue until it successfully completes development and obtains regulatory approval for at least one of its product candidates. From inception to date, the Company has financed its operations primarily through the sale and issuance of convertible notes and convertible preferred stock. In May 2023, the Company received aggregate gross proceeds of $15.0 million from the issuance of its Series A-2 preferred stock (See Note 12 — Subsequent Events). The Company anticipates that it will continue to incur net losses and negative operating cash flows for the foreseeable future. Management believes that the Company’s current cash, combined with the net proceeds from its Series A-2 preferred stock financing, are adequate to meet its needs for at least the next twelve months. However, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates in the Company’s financial statements relate to the valuation of convertible preferred stock and common stock, the valuation of stock options, and the fair value of convertible notes.
Risks and Uncertainties
The Company is subject to all of the risks inherent in an early-stage company developing new medical drugs. These risks include, but are not limited to, the need for substantial additional financing, limited management resources, dependence upon medical acceptance of the product in development, regulatory approvals, successful clinical trials, availability and willingness of patients to participate in human trials, and competition in the pharmaceutical industry. The Company’s operating results may be materially affected by the foregoing factors.

MORPHIMMUNE INC.
Notes to Financial Statements
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. Cash is deposited in a checking account at one financial institution, which may at times exceed federally insured limits. The Company limits its credit risk associated with cash by placing them with financial institutions that it believes are of high quality. The Company has not experienced any losses on its deposits of cash and believes it is not exposed to significant credit risk on its cash balances.
Fair Value Option
The convertible promissory notes issued in 2020 and 2021 (See Note 7 — Convertible Notes), for which the Company elected the fair value option, are accounted for at fair value on a recurring basis with changes in fair value recognized in the statements of operations and comprehensive loss. The Company’s policy is to report a single non-operating income (expense) line item to record fair value adjustments on convertible notes and does not report interest expense as a separate line item in the statements of operations and comprehensive loss. The portion of the total fair value change attributable to instrument-specific credit risk is recorded through other comprehensive loss. No portion of the total change in fair value resulted from a change in an instrument-specific credit risk. As a result of applying the fair value option, direct costs and fees related to the convertible notes were recognized in earnings as incurred and not deferred.
Property and Equipment, Net
Property and equipment, consisting of computers and equipment, are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized. Maintenance and repairs are charged to expense as incurred. Depreciation expense was immaterial during the year ended December 31, 2022.
Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount to the future net undiscounted cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. No impairment losses have been incurred to date.
Leases
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. For arrangements where the Company is the lessee, it recognizes a right-of-use (“ROU”) asset and operating lease liability on the balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of remaining lease payments over the lease term. When the Company’s leases do not provide an implicit rate, the Company uses an estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term. Variable lease costs such as common area costs and property taxes are expensed as incurred. For real estate leases, the Company does not separate lease and non-lease components. The Company determines the lease term as the non-cancelable period of the lease and may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of 12 months or less are not recorded on the balance sheet. As of December 31, 2022

MORPHIMMUNE INC.
Notes to Financial Statements
and 2021, the Company did not have any leases with a term greater than 12 months. Short-term lease expense for the year ended December 31, 2022 was $26,000 and was not material for the year ended December 31, 2021. Initial direct costs related to obtaining leases during the years ended December 31, 2022 and 2021 were not material.
Research and Development
To date, research and development expenses have related primarily to discovery and in-licensing efforts and preclinical development of product candidates. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received. Research and development expenses include expenses related to license and sponsored research and development agreements; personnel-related expenses, including salaries, benefits, and stock-based compensation for personnel contributing to research and development activities; and preclinical costs, including laboratory supplies and costs related to compliance with regulatory requirements.
Acquired In-Process Research and Development
Acquired in-process research and development (“IPR&D”) includes payments made or due in connection with license agreements upon the achievement of development and regulatory milestones. The Company’s acquired IPR&D arose from its license agreement with Purdue University as discussed in Note 4 — License and Other Agreements.
The Company evaluates in-licensed agreements for IPR&D projects to determine if it meets the definition of a business and thus should be accounted for as a business combination. If the in-licensed agreement for IPR&D does not meet the definition of a business and the assets have not reached technological feasibility and therefore have no alternative future use, the Company expenses payments made under such license agreements as research and development expenses in its statements of operations. Payments for milestones achieved and payments for a product license prior to regulatory approval of the product are expensed in the period incurred. Payments made in connection with regulatory and sales-based milestones will be capitalized and amortized to cost of product sales over the remaining useful life of the asset.
Stock-Based Compensation
The Company estimates the fair value of stock options granted to employees and non-employees using the Black-Scholes option-pricing model. The fair value of stock options is recognized as compensation expense on a straight-line basis over the requisite service period. The Company also has restricted stock awards that vest upon the satisfaction of service-based conditions. The fair value of restricted stock awards is estimated based on the fair value of the Company’s common stock on the date of grant which is recognized as compensation expense on a straight-line basis over the requisite service period. Forfeitures are recognized as they occur.
Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based upon differences between the financial reporting and tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.
The Company assesses the likelihood of deferred tax assets being realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. For the Company, the ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing net future deductible amounts become deductible. Based on the Company’s operations to date and the uncertainty as

MORPHIMMUNE INC.
Notes to Financial Statements
to the timing and amount of future taxable income, the Company has recorded a full valuation allowance in all periods and for all jurisdictions.
Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon examination. The Company evaluates uncertain tax positions on a regular basis. The evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues. Interest and penalties related to unrecognized tax benefits would be included within the income tax provision.
Comprehensive Loss
Comprehensive loss represents the change in the Company’s stockholders’ deficit from all sources other than investments by or distributions to stockholders. The Company has no items of other comprehensive loss; as such, net loss equals comprehensive loss.
Recently Adopted Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. This new standard will be effective for the Company on January 1, 2024. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company early adopted this standard on January 1, 2021 using the full retrospective transition method. The adoption did not have a material impact on the Company’s financial statements.
3.   Fair Value Measurement
The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:
•
Level 1: Inputs which include quoted prices in active markets for identical assets and liabilities.

•
Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of certain financial instruments, including cash, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.
The Company elected the fair value option to account for its convertible notes issued during 2020 and 2021. The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

MORPHIMMUNE INC.
Notes to Financial Statements
On issuance, the fair values of the 2020 Convertible Notes and 2021 Convertible Notes were determined to be equal to approximately $0.8 million and $5.7 million, respectively, which is the principal amount of the Convertible Notes. The estimated fair value of the Convertible Notes is determined based on a multiple scenario analysis that utilizes Monte Carlo simulations. The model includes assumptions related to the value of the instruments based on the estimated timings and amounts of future rounds of financing, sale of the Company, maturity of the notes, and an imputed discount rate based on estimated market interest rates. Further assumptions used in the Monte Carlo simulations are the equity value and outstanding balance of the notes as of the valuation date and the volatility of the Company’s underlying common stock to determine the market value of the invested capital upon a future financing date or upon a sale of the Company prior to or as of the maturity of the notes.
The following table provides a roll forward of the aggregate fair values of the convertible notes for which fair value was determined using Level 3 inputs (in thousands):
Balance as of December 31, 2020	$813
Proceeds from issuance of 2021 Convertible Notes	5,700
Change in fair value	744
Balance as of December 31, 2021	7,257
Change in fair value	45
Conversion into Series A-1 preferred stock	(7,302)
Balance as of December 31, 2022	$—
For the periods ended December 31, 2022 and 2021, the total change in fair value of $45,000 and $0.7 million, respectively, was recognized in the change in fair value of convertible notes in the statements of operations and comprehensive loss. No portion of the total change in fair value resulted from a change in an instrument-specific credit risk.
4.   License and Other Agreements
Purdue License Agreement
In January 2022, the Company entered into a license agreement (the “Purdue License Agreement”) with Purdue Research Foundation (“PRF”) pursuant to which the Company obtained a worldwide, royalty-bearing, transferable, exclusive license under certain patents rights to research, develop and commercialize products covered by such licensed patents.
The Company is required to pay PRF an upfront non-refundable fee of $0.4 million of which $0.2 million was paid upon execution of the agreement, $0.1 million will be payable in January 2023, and the remaining $0.1 million will be payable in January 2024. The Company is also required to pay tiered annual non-refundable maintenance fees beginning on the third anniversary of the Purdue License Agreement until commercialization. However, such maintenance fees will be creditable against any funding provided to Purdue University in the same annual period under the Sponsored Research Agreement as further discussed below. The Company is required to pay amounts up to $3.8 million in the aggregate upon achievement of specified events. Following commercialization, the Company will also be required to pay PRF a single-digit royalty on future net sales of licensed products and minimum annual royalty fees which will be creditable against the royalties due to PRF. Unless earlier terminated, the Purdue License Agreement will continue on a product-by-product and country-by-country basis until the expiration of the last valid claim covering the licensed product in such country.
The Company recorded the upfront fee of $0.4 million in research and development expense for the year ended December 31, 2022 as the license did not have alternative future use. As of December 31, 2022, $0.1 million of the unpaid portion of the upfront fee is recorded in accrued liabilities and the remaining $0.1 million is recorded in other noncurrent liabilities. Any potential future milestone or royalty payment

MORPHIMMUNE INC.
Notes to Financial Statements
amounts have not been accrued as of December 31, 2022 due to the uncertainty related to the successful achievement of these milestones.
Purdue Sponsored Research Agreement
In February 2022, the Company entered into a Sponsored Research Agreement with PRF and Purdue University effective October 2021 (the “Sponsored Research Agreement”). During the years ended December 31, 2022 and 2021, the Company recorded research and development expenses of $1.2 million and $0.2 million, respectively, related to this Sponsored Research Agreement in the accompanying statements of operations and comprehensive loss.
5.   Commitments and Contingencies
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. In addition, the Company has entered into indemnification agreements with its directors and certain officers that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon the Company to provide indemnification under these agreements, and thus, there are no indemnification claims that the Company is aware of that could have a material effect on the Company’s balance sheets, statements of operations and comprehensive loss, or statements of cash flows.
Litigation
The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.
6.   Income Taxes
The Company’s effective tax rate differs from the U.S. statutory tax rate primarily due to valuation allowances on the Company’s deferred tax assets in all jurisdictions as it is more likely than not that the Company’s deferred tax assets will not be realized.
The income tax provision differs from the amounts computed by applying the federal statutory income tax rate of 21% to pretax loss as follows:
	Year Ended December 31,
	2022	2021
	(in thousands)
U.S. Federal statutory rate on net loss	$(1,561)	$(496)
State and local taxes, net of federal benefit	(7)	(82)
Change in valuation allowance	1,584	542
Permanent differences	11	59
Research and development tax credits	(118)	(30)
Other, net	91	7
Provision for income taxes	$—	$—

MORPHIMMUNE INC.
Notes to Financial Statements
The following table presents the significant components of the Company’s deferred tax assets and liabilities:
	December 31,
	2022	2021
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$1,200	$587
Research and development credits carryforwards	111	22
Charitable contributions	121	143
Capitalized research and development costs	858	—
Accrued expenses and other	61	15
Total deferred income tax assets	2,351	767
Less: valuation allowance	(2,351)	(767)
Net deferred tax assets	$—	$—
As of December 31, 2022, the Company had federal net operating loss (“NOL”) carryforwards of $5.2 million and state net operating loss carryforwards of $2.5 million, which may be available to reduce future taxable income. The entire federal NOL will carry forward indefinitely while state NOL carryforwards will begin to expire in 2037. As of December 31, 2022, the Company also had $0.1 million in research and development tax credit carryforwards which begin to expire in 2041. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. The Company determines its valuation allowance on deferred tax assets by considering both positive and negative evidence to ascertain whether it is more likely than not that deferred tax assets will be realized. Due to the Company’s losses, the Company believes that it is not more likely than not that all of the deferred tax assets can be realized as of December 31, 2022 and 2021. Accordingly, the Company has recorded a full valuation allowance against its deferred tax assets. The valuation allowance increased by $1.6 million and $0.5 million during the years ended December 31, 2022 and 2021, respectively.
The Company files income tax returns in the U.S. and various state and local jurisdictions. The statute of limitation is open for 2021 and forward for all jurisdictions, none of which are currently under examination by any tax authorities.
Federal and state laws impose substantial restrictions on the utilization of NOL and tax credit carryforwards in the event of an ownership change for tax purposes, as defined in Section 382 of the Internal Revenue Code. Depending on the significance of past and future ownership changes, the Company’s ability to realize the potential future benefit of tax losses and tax credits that existed at the time of the ownership change may be significantly reduced.
As of December 31, 2022 and 2021, the Company had gross unrecognized tax benefits of $37,000 and $7,000, respectively. The Company’s policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the statements of operations and comprehensive loss. Any adjustments to the Company’s uncertain tax positions would result in an adjustment of its deferred tax assets and valuation allowance rather than resulting in an impact on the effective tax rate. It is not expected that there will be any material change in the unrecognized tax benefits within the next 12 months.
Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses it incurred that are considered incidental to research and experimentation (R&E) activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the US must be amortized over a 5-year period, and R&E expenses incurred outside of the US

MORPHIMMUNE INC.
Notes to Financial Statements
must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities considered under IRC Section 41 (relating to the research tax credit). For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that this change in law will decrease its taxable loss. The Company will continue to monitor this issue for future developments and its impact on taxable income. Due to the Company’s net operating loss and tax credit carryforwards, the federal tax return is subject to tax examinations since the Company’s inception.
7.   Convertible Notes
2020 Convertible Notes
In February and December 2020, the Company issued two convertible promissory notes (the “2020 Convertible Notes”) to a new investor with an aggregate principal balance of $0.8 million and an interest rate of 2.8% per annum. The 2020 Convertible Notes had a maturity date of June 30, 2022.
The 2020 Convertible Notes are subject to automatic conversion upon a “Qualified Financing,” whereby the Company issues its equity securities and raises aggregate gross proceeds of at least $2.0 million (“Automatic Conversion”). The 2020 Convertible Notes are also subject to settlement by way of voluntary conversion upon (i) a “Non-Qualified Financing,” whereby the Company issues its equity securities and raises aggregate gross proceeds of less than $2.0 million; or (ii) upon a “Sale of the Company” defined as a merger or consolidation in which the stockholders of the Company own less than 50% voting power, or a sale, lease, transfer, exclusive license or other disposition of substantially all of the Company’s assets (“Optional Conversion”).
In the event of an Automatic Conversion or Optional Conversion, the outstanding principal and accrued interest balance (the “Outstanding Amount”) will be converted into the amount of equity securities sold by the Company in either the Qualified or Non-Qualified Financing, or common stock in the event of a Sale of the Company, as determined by dividing the Outstanding Amount by the conversion price equal to 80% of the price per share of the securities sold by the Company in either the Qualified or Non-Qualified Financing or 80% of the price per share of common stock to be paid in the Sale of the Company.
In June 2021, the 2020 Convertible Notes were amended to remove the voluntary conversion feature upon a Sale of the Company and added a mandatory repayment feature upon a Sale of the Company whereby the repayment amount would equal 150% of the Outstanding Amount.
Due to the various conversion and settlement features embedded within the 2020 Convertible Notes, the Company elected to account for the notes under the fair value option. As such, the 2020 Convertible Notes were initially recognized at their determined fair value of $0.8 million on the date of issuance and subsequently remeasured to fair value each reporting period until settlement (See Note 3 — Fair Value Measurement). Any change in fair value as a result of the June 2021 amendment was included in the fair value remeasurement as of December 31, 2021.
2021 Convertible Notes
During 2021, the Company issued a series of convertible promissory notes (the “2021 Convertible Notes”) to new investors with an aggregate principal balance of $5.7 million and an interest rate of 8.0% per annum. The 2021 Convertible Notes had a maturity date of December 31, 2022.
The 2021 Convertible Notes are subject to automatic conversion upon the next preferred stock financing (“Conversion upon a Preferred Stock Financing”). In the event of a Conversion upon a Preferred Stock Financing, the Outstanding Amount will be converted into the amount of equity securities sold by the Company in the preferred stock financing, as determined by dividing the Outstanding Amount by the conversion price equal to 80% of the price per share of the securities sold by the Company in the preferred stock financing.

MORPHIMMUNE INC.
Notes to Financial Statements
The 2021 Convertible Notes are subject to mandatory repayment at 150% of the Outstanding Amount upon a Change in Control, which is defined as (i) a merger, consolidation or reorganization that results in the stockholders of the Company owning less than 50% of the voting power of the surviving entity; (ii) any transaction in which greater than 50% of the Company’s voting power is transferred; (iii) the sale or transfer of substantially all of the Company’s assets; or (iv) the exclusive license of all or substantially all of the Company’s intellectual property.
Due to the various conversion and settlement features embedded within the 2021 Convertible Notes, the Company elected to account for the notes under the fair value option. As such, the 2021 Convertible Notes were initially recognized at their determined fair value of $5.7 million on the date of issuance and subsequently remeasured to fair value each reporting period until settlement (See Note 3 — Fair Value Measurement).
In February 2022, in connection with the Series A preferred stock financing, the 2020 Convertible Notes and 2021 Convertible Notes (collectively the “Convertible Notes”) were automatically converted into shares of Series A-1 convertible preferred stock and the convertible notes liability was extinguished. The Convertible Notes together with interest accrued thereon of $6.8 million were converted into 4,710,835 shares of Series A-1 preferred stock, reflecting a conversion price per share of $1.4442. The carrying value of the Convertible Notes of $7.3 million, which reflects the fair value remeasurement of $0.5 million, was reclassified to convertible preferred stock upon extinguishment of the Convertible Notes.
8.   Convertible Preferred Stock
In February 2022, the Company entered into the Series A and Series A-1 Preferred Stock Purchase Agreement with certain investors and sold an aggregate of 5,723,349 shares of Series A convertible preferred stock at $1.8053 per share for gross cash proceeds of $10.3 million and incurred $0.2 million of issuance costs. Concurrently, the Company converted previously issued and outstanding Convertible Notes into 4,710,835 shares of Series A-1 convertible preferred stock.
Convertible preferred stock consists of the following:
	December 31, 2022
	Shares Authorized	Shares Outstanding	Price Per Share	Liquidation Preference	Net Carrying Value
	(in thousands, except share and per share amounts)
Series A	6,755,995	5,723,349	$1.8053	$10,332	$10,148
Series A-1	4,710,835	4,710,835	$1.4442	6,803	7,302
Total	11,466,830	10,434,184		$17,135	$17,450
The Company recorded its Series A convertible preferred stock at the issuance price on the dates of issuance, net of issuance costs. The Series A-1 convertible preferred stock was recorded at fair value at the issuance date (See Note 3 — Fair Value Measurement).
The holders of the Series A and Series A-1 convertible preferred stock have the following rights and preferences:
Dividends
Holders of convertible preferred stock are entitled to receive, when and if declared by the board of directors, noncumulative dividends at the rate of six percent (6%) of the original issue price on shares of convertible preferred stock. If the Company declares, pays or sets aside any dividends on shares of common stock, the holders of convertible preferred stock are entitled to receive dividends at least equal (on an as if converted to common stock basis) to the dividend payable on the Company’s common stock. No dividends have been declared to date.

MORPHIMMUNE INC.
Notes to Financial Statements
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, as further defined in the Company’s amended and restated certificate of incorporation, the holders of the Series A and Series A-1 convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to the holders of the common stock, at an amount per share equal to the greater of: (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A and Series A-1 convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.
If the assets of the Company are insufficient to pay the holders of convertible preferred stock the full amount they are entitled to, the holders of convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be due to such holders. After payment of all preferential amounts required to the holders of shares of convertible preferred stock, the remaining assets of the Company available for distribution will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each holder.
Redemption
The convertible preferred stock is not redeemable at the option of the holder.
Conversion Rights
Each share of convertible preferred stock is convertible, at the option of the holder, into one share of common stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances. The initial conversion price per share for the Series A and Series A-1 convertible preferred stock is $1.8053 and $1.4442, respectively.
Each share of convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate for such share either: (i) upon the closing of the sale of shares of common stock to the public at a price of at least $5.4159 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds; or (ii) by vote or written consent of the holders of at least a majority of the then outstanding shares of convertible preferred stock.
The conversion price for each series of convertible preferred stock will be subject to an adjustment in the event of stock split, stock dividend, combination or other similar recapitalization with respect to the common stock. In addition, if the Company should issue convertible preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the convertible preferred stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.
Voting Rights
Each holder of outstanding shares of convertible preferred stock has voting rights equal to the number of whole shares of common stock into which such shares could be converted as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s amended and restated certificate of incorporation, holders of convertible preferred stock shall vote together with the holders of common stock as a single class. Holders of shares of Series A and Series A-1 convertible preferred stock, voting as a separate class, are entitled to elect one director of the Company. Holders of shares of common stock, voting as a separate class, are entitled to elect two directors of the Company. Holders of a majority of the outstanding shares of common stock and convertible preferred stock, voting as a single class on an as-converted basis, are entitled to elect any remaining directors.

MORPHIMMUNE INC.
Notes to Financial Statements
Classification
The Company has classified its convertible preferred stock as temporary equity on the balance sheet as the shares can be redeemed upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale or transfer of the Company. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation will occur.
9.   Common Stock
Each share of common stock entitles the holder to one vote on all matters submitted to a vote for the Company’s stockholders. Common stockholders are not entitled to receive dividends unless declared by the Company’s board of directors. No dividends have been declared or paid by the Company since its inception.
The Company has reserved the following shares of common stock for issuance, on an as-converted basis, as follows:
	December 31,
	2022	2021
Convertible preferred stock	10,434,184	—
Options issued and outstanding under 2020 Plan	2,561,889	—
Remaining shares available for issuance under 2020 Plan	4,591,948	85,000
Total	17,588,021	85,000
10.   Stock Based Compensation
2020 Equity Incentive Plan
In February 2020, the Company’s board of directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) which provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to the Company’s employees, directors and consultants. The number of shares reserved for issuance under the 2020 Plan as of December 31, 2021 was 2,425,000 shares. As of December 31, 2022, the number of shares reserved for issuance under the 2020 Plan was increased to 9,125,610 shares.
Awards granted under the 2020 Plan expire no later than ten years from the date of grant. For incentive stock options and non-statutory stock options, the option price shall not be less than 100% of the estimated fair value on the date of grant. Options granted typically vest over a four-year period but may be granted with different vesting terms. The shares of common stock underlying restricted stock awards typically vest over a four-year period.

MORPHIMMUNE INC.
Notes to Financial Statements
Stock Option Activity
The following table summarizes option award activity under the 2020 Plan (in thousands, except share and per share amounts):
	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	—	$—	—	$—
Granted	1,065,000	0.01
Exercised	(1,065,000)	0.01
Outstanding at December 31, 2021	—	$—	—	$—
Granted	2,561,889	0.41
Outstanding at December 31, 2022	2,561,889	$0.41	9.62	$—
Exercisable at December 31, 2022	1,497,500	$0.41	9.74	$—
The estimated weighted-average grant date fair value of the options granted during the years ended December 31, 2022 and 2021 was $0.33 and $0.00002 per share, respectively.
Aggregate intrinsic value in the above table is calculated as the difference between the Company’s estimated fair value of its common stock and the exercise price of outstanding options. The total intrinsic value of options exercised was immaterial for the year ended December 31, 2021. No options were exercised during the year ended December 31, 2022.
The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:
	Year Ended December 31,
	2022	2021
Expected term (years)	5.93 – 6.08	6.08
Expected volatility	96.6% – 98.7%	99.5%
Risk-free interest rate	2.38% – 4.17%	1.14%
Expected dividends	—%	—%
The valuation assumptions were determined as follows:
Expected Term — The Company’s expected term represents the period that the options granted are expected to be outstanding. The Company used the simplified method, based on the mid-point between the vesting date and the end of the contractual term, to determine the expected term as the Company does not have stock option exercise history.
Expected Volatility — The expected volatility was determined by examining the historical volatilities for industry peers and using an average of historical volatilities of Company’s industry peers as the Company’s stock is not actively traded on any public markets.
Risk-Free Interest Rate — The risk-free interest rate is based on the constant maturity rate of U.S. Treasury securities as of the date of the grant for time periods approximately equal to the expected term of the award.
Expected Dividend — The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

MORPHIMMUNE INC.
Notes to Financial Statements
Grants Outside of the 2020 Equity Incentive Plan
During 2020, the Company issued 1,500,000 shares of common stock outside of the Company’s 2020 Plan to its then President and Chief Executive Officer (“2020 CEO”). The shares were issued under the terms of a restricted stock agreement between the Company and such holder, and the unvested shares are subject to repurchase by the Company upon the termination of the holder’s relationship with the Company. The shares vest monthly over a 48-month period based on the holder’s continued service relationship with the Company. In November 2020, the 2020 CEO was terminated and continued to provide service in an advisory role until a new CEO was hired (the “modification”). In May 2021, when a new CEO was hired, the Company exercised its right to repurchase 1,125,000 shares of unvested common stock at the original issuance price. Incremental fair value related to the award modification was immaterial.
Liability for Early Exercise of Stock Options and Unvested Restricted Stock
Early Exercise of Stock Options
As of December 31, 2022 and 2021, there were 243,750 and 1,065,000 shares of common stock issued to the Company’s then President and Chief Executive Officer (“2021 CEO”) that remain unvested. These shares were issued upon the early exercise of stock options granted in 2021 prior to the vesting of the underlying shares and are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the option. During 2022, the 2021 CEO was terminated and the Company exercised its right to repurchase 498,775 shares of unvested common stock at the original issuance price. The Company modified the remaining shares to accelerate the vesting of 266,225 shares and the remaining 300,000 shares will continue to vest as long as the 2021 CEO continues to provide service as a member of the board of directors. The modification resulted in an incremental fair value of $0.2 million, of which $0.1 million was recognized as stock-based compensation immediately and $0.1 million will be recognized over the remaining service period. As of December 31, 2022 and 2021, the Company recorded $2,400 and $10,700, respectively, within accrued liabilities and other noncurrent liabilities associated with options granted to the 2021 CEO that are subject to repurchase by the Company.
Unvested Restricted Stock
As of December 31, 2022 and 2021, there were 435,938 and 754,688 shares of common stock that remain unvested. These shares were issued under the terms of restricted stock agreements prior to the vesting of the underlying shares and are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the restricted common stock. As of December 31, 2022 and 2021, the Company recorded $2,600 and $4,300, respectively, within accrued liabilities and other noncurrent liabilities associated with restricted common stock that are subject to repurchase by the Company.
Stock-Based Compensation Expense
The total compensation cost recognized in the statements of operations associated with all stock-based compensation awards granted by the Company is as follows:
	Year Ended December 31,
	2022	2021
	(in thousands)
Research and development	$13	$—
General and administrative	212	—
Total stock-based compensation expense	$225	$—
As of December 31, 2022, the Company had an aggregate of $0.8 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 3.6 years.

MORPHIMMUNE INC.
Notes to Financial Statements
11.   Related Party Transactions
The 2020 Convertible Notes (see Note 7 — Convertible Notes), were issued to a related party investor (an entity affiliated with members of the Company’s board of directors) for an aggregate principal amount of $0.8 million. The Convertible Notes were automatically converted into shares of Series A-1 convertible preferred stock in February 2022.
In July 2021, a member of the Company’s board of directors transferred 400,000 shares of common stock originally issued at a purchase price of $0.0001 per share to a related party investor (an entity in which the board member is the President and Chief Executive Officer).
In February 2022, the Company issued Series A convertible preferred stock to a related party investor (an entity affiliated with a member of the Company’s board of directors and an officer of the Company) for aggregate consideration of $8.3 million. See further discussion in Note 8 — Convertible Preferred Stock.
In January and February 2022, the Company entered into a License Agreement and Sponsored Research Agreement with Purdue. The Company’s scientific founder, Dr. Phillip Low, who is also a board member and the largest stockholder of the Company, is the Presidential Scholar for Drug Discovery at Purdue University. In addition, the research and development activities under the agreements are performed at Dr. Low’s laboratory at Purdue University. As of December 31, 2022, the Company had amounts payable to this related party of $0.2 million, of which $0.1 million was included in accrued liabilities and $0.1 million included in other noncurrent liabilities in the accompanying balance sheets. As of December 31, 2021, the Company had amounts payable to this related party of $0.3 million which was included in accrued liabilities in the accompanying balance sheets. See further discussion in Note 4 — License and Other Agreements. During the year ended December 31, 2021, the Company also made a charitable donation to Purdue University of $0.4 million benefiting Dr. Low’s laboratory at Purdue University. The donation was recorded as general and administrative expense in the accompanying statement of operations and comprehensive loss.
12.   Subsequent Events
Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2022 through August 8, 2023, the day the financial statements were available for issuance.
Series A-2 Convertible Preferred Stock Financing
In May 2023, the Company sold 9,890,414 shares of Series A-2 convertible preferred stock at $1.51662 per share to new and existing investors for aggregate gross proceeds of $15.0 million. Each share of Series A-2 convertible preferred stock is convertible into one share of the Company’s common stock. Except for the liquidation preference described below, the rights and privileges of the Series A-2 convertible preferred stock are substantially similar to the rights and privileges of the Series A and Series A-1 preferred stock. In addition, the May 2023 preferred stock issuance triggered the Series A conversion price adjustment feature as provided for in the Company’s amended and restated certificate of incorporation and adjusted the Series A conversion price from $1.8053 to $1.7255. The Company also increased its authorized shares of common stock and convertible preferred stock to 40,000,000 shares and 20,324,598 shares, respectively.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, as further defined in the Company’s amended and restated certificate of incorporation, the holders of convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to the holders of the common stock, at an amount per share equal to the greater of: (i)(a) with respect to the Series A-2 convertible preferred stock, one and one-tenth times the original issue price of a share of Series A-2 convertible preferred stock, plus any dividends declared but unpaid thereon, and (b) with respect to the Series A and Series A-1 convertible preferred stock, the applicable original issue price of a share of Series A or Series A-1 convertible preferred stock, plus any dividends declared but unpaid thereon, or (ii) such

MORPHIMMUNE INC.
Notes to Financial Statements
amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.
Merger Agreement
In June 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Immunome, Inc. (“Immunome”) and Ibiza Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Immunome. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”). In connection with the Merger, the Company will become a wholly-owned subsidiary of Immunome. Concurrently with the execution and delivery of the Merger Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements with Immunome pursuant to which the PIPE Investors have committed to purchase 21,690,871 shares (the “PIPE Shares”) of Immunome common stock for an aggregate purchase price of $125.0 million. The PIPE Shares will be issued at a price per share equal to (i) $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the subscription agreements, and (ii) in the case of affiliate investors, $5.91, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the subscription agreements. The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated immediately following, the closing of the Merger.
The Merger Agreement contains certain termination rights. Upon termination of the Merger Agreement in certain circumstances, a termination fee of $3.0 million may be payable by a party, including (i) where such party’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (ii) in certain circumstances where such party enters into a Subsequent Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, to the other party. The Company and Immunome have also agreed to reimburse the other party for up to $1.5 million in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances, as further described in the Merger Agreement.
In March 2023, the Board of Directors appointed Clay Siegall as the Company’s CEO and President.
In February 2023, the Company entered into a sublease agreement to sublease approximately 3,837 square feet of lab space in West Lafayette, Indiana (the “Sublease Agreement”) that expires on December 30, 2023. The rent for the Sublease Agreement consists of monthly payments of $6,000.

MORPHIMMUNE INC.
CONDENSED BALANCE SHEETS
(unaudited)
(in thousands, except share and per share amounts)
	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$15,973	$7,151
Prepaid expenses and other current assets	188	117
Total current assets	16,161	7,268
Property and equipment, net	644	11
Total assets	$16,805	$7,279
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,961	$439
Accrued liabilities	1,072	248
Total current liabilities	3,033	687
Other noncurrent liabilities	12	103
Total liabilities	3,045	790
Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value, 20,324,598 shares authorized, issued and outstanding at June 30, 2023; 11,466,830 shares authorized and 10,434,184 shares issued and outstanding at December 31, 2022 (aggregate liquidation preference of $33,635 at June 30, 2023)	32,302	17,450
Stockholders’ deficit:
Common stock, $0.0001 par value; 40,000,000 and 28,000,000 shares authorized at June 30, 2023 and December 31, 2022; 8,456,499 shares and 8,391,225 shares issued and outstanding at June 30, 2023 and December 31, 2022	1	1
Additional paid-in capital	571	233
Accumulated other comprehensive income	1	—
Accumulated deficit	(19,115)	(11,195)
Total stockholders’ deficit	(18,542)	(10,961)
Total liabilities, convertible preferred stock and stockholders’ deficit	$16,805	$7,279
The accompanying notes are an integral part of these unaudited condensed financial statements.

MORPHIMMUNE INC.
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands)
	Six Months Ended June 30,
	2023	2022
Operating expenses:
Research and development	$4,270	$1,660
General and administrative	3,746	1,100
Total operating expenses	8,016	2,760
Loss from operations	(8,016)	(2,760)
Change in fair value of convertible notes	—	(45)
Other income (expense), net	96	(2)
Net loss	$(7,920)	$(2,807)
Other comprehensive income:
Unrealized gain on short-term debt securities	1	—
Total comprehensive loss	$(7,919)	$(2,807)
The accompanying notes are an integral part of these unaudited condensed financial statements.

MORPHIMMUNE INC.
CONDENSED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(unaudited)
(in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2022	10,434,184	$17,450	8,391,255	$1	$233	$—	$(11,195)	$(10,961)
Issuance of unvested restricted common stock	—	—	65,274	—	—	—	—	—
Issuance of Series A-2 preferred stock, net of issuance costs of $148	9,890,414	14,852	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	327	—	—	327
Vesting of early exercised shares and restricted common stock	—	—	—	—	11	—	—	11
Unrealized gain on short-term debt securities	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(7,920)	(7,920)
Balances at June 30, 2023	20,324,598	$32,302	8,456,499	$1	$571	$1	$(19,115)	$(18,542)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2021	—	—	8,890,000	$1	$3	$—	$(3,717)	$(3,713)
Issuance of Series A preferred stock, net of issuance costs of $185	5,723,349	10,148	—	—	—	—	—	—
Issuance of Series A-1 preferred stock upon conversion of notes	4,710,835	7,302	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	5	—	—	5
Net loss	—	—	—	—	—	—	(2,807)	(2,807)
Balances at June 30, 2022	10,434,184	$17,450	8,890,000	$1	$8	$—	$(6,524)	$(6,515)
The accompanying notes are an integral part of these unaudited condensed financial statements.

MORPHIMMUNE INC.
CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)
	Six Months Ended June 30,
	2023	2022
Cash flows from operating activities
Net loss	$(7,920)	$(2,807)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	33	—
Acquired in-process research and development	—	400
Stock-based compensation expense	327	5
Change in fair value of convertible notes	—	45
Changes in assets and liabilities:
Prepaid expenses and other current assets	(70)	(19)
Accounts payable	1,473	(63)
Accrued and other liabilities	817	(164)
Net cash used in operating activities	(5,340)	(2,603)
Cash flows from investing activities
Purchases of property and equipment	(642)	—
Acquisition of in-process research and development assets	(100)	(200)
Net cash used in investing activities	(742)	(200)
Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	14,877	10,107
Proceeds from issuance of restricted common stock	27	—
Net cash provided by financing activities	14,904	10,107
Net increase in cash and cash equivalents	8,822	7,304
Cash and cash equivalents, beginning of the period	7,151	4,426
Cash and cash equivalents, end of the period	$15,973	$11,730
Supplemental non-cash investing and financing activities
In-process research and development asset purchases in accrued liabilities and other noncurrent liabilities	$100	$200
Convertible preferred stock issuance costs in accounts payable	$25	$19
Deemed dividend on down round provision	$85	$—
Property and equipment purchases in accounts payable	$24	$—
Conversion of convertible notes and accrued interest into preferred stock	$—	$7,302
Issuance of convertible preferred stock to service provider	$—	$60
The accompanying notes are an integral part of these unaudited condensed financial statements.

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
1.   Organization and Description of Business
Morphimmune Inc. (“Morphimmune” or the “Company”) was incorporated in the state of Delaware on January 28, 2020. Morphimmune is a preclinical biotechnology company focused on developing targeted oncology therapeutics. The Company’s Targeted Effector platform uses small molecule ligands to selectively deliver drug payloads to diseased cells. The Company believes this approach reduces toxicity and increases the efficacy of effector molecules, thereby improving outcomes for patients. Through June 30, 2023, the Company has been primarily engaged in business planning, research and development, personnel recruitment, and raising capital.
Merger Agreement
In June 2023, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Immunome, Inc. (“Immunome”) and Ibiza Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Immunome. Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”). In connection with the Merger, the Company will become a wholly-owned subsidiary of Immunome. Concurrently with the execution and delivery of the Merger Agreement, certain accredited investors (the “PIPE Investors”), entered into subscription agreements with Immunome pursuant to which the PIPE Investors have committed to purchase 21,690,871 shares (the “PIPE Shares”) of Immunome common stock for an aggregate purchase price of $125.0 million. The PIPE Shares will be issued at a price per share equal to (i) $5.75, which was the average closing price of a share of Immunome’s common stock for the five trading days immediately prior to the signing of the subscription agreements, and (ii) in the case of affiliate investors, $5.91, which was the closing price of a share of Immunome’s common stock on the date immediately prior to the signing of the subscription agreements. The purchase of the PIPE Shares is conditioned upon, among other conditions, and will be consummated immediately following, the closing of the Merger.
The Merger Agreement contains certain termination rights. Upon termination of the Merger Agreement in certain circumstances, a termination fee of $3.0 million may be payable by a party, including (i) where such party’s board of directors changes or withdraws its recommendation in favor of the Merger or recommends to enter into an alternative transaction and (ii) in certain circumstances where such party enters into a Subsequent Transaction (as defined in the Merger Agreement) within 12 months of the termination of the Merger Agreement, to the other party. The Company and Immunome have also agreed to reimburse the other party for up to $1.5 million in expenses, as applicable, if the Merger Agreement is terminated in certain circumstances, as further described in the Merger Agreement.
Liquidity
The Company has incurred significant losses and negative cash flows from operations since inception. As of June 30, 2023, the Company had an accumulated deficit of $19.1 million, and cash and cash equivalents of $16.0 million. The Company has not generated any product revenue to date and does not expect to generate product revenue until it successfully completes development and obtains regulatory approval for at least one of its product candidates. From inception to date, the Company has financed its operations primarily through the sale and issuance of convertible notes and convertible preferred stock. The Company anticipates that it will continue to incur net losses and negative operating cash flows for the foreseeable future. Management believes that the Company’s current cash and cash equivalents are adequate to meet its needs for at least the next twelve months. However, the Company may need to borrow funds or raise additional equity to achieve its longer-term business objectives.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The Company’s unaudited condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
information. Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2022 and related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The December 31, 2022 condensed balance sheet was derived from the Company’s audited financial statements. These unaudited condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary for the fair presentation of the Company’s condensed financial position as of June 30, 2023 and its results of operations and cash flows for the six months ended June 30, 2023 and 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other future annual or interim period.
Use of Estimates
The preparation of the condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of income and expense during the reporting periods. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates. The most significant estimates in the Company’s condensed financial statements relate to the valuation of convertible preferred stock and common stock, and the valuation of stock options.
Risks and Uncertainties
The Company is subject to all of the risks inherent in an early-stage company developing new medical drugs. These risks include, but are not limited to, the need for substantial additional financing, limited management resources, dependence upon medical acceptance of the product in development, regulatory approvals, successful clinical trials, availability and willingness of patients to participate in human trials, and competition in the pharmaceutical industry. The Company’s operating results may be materially affected by the foregoing factors.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are deposited in checking, money market and brokerage accounts at one financial institution, which may at times exceed federally insured limits. The Company limits its credit risk associated with cash and cash equivalents by placing them with financial institutions that it believes are of high quality. The Company has not experienced any losses on its deposits of cash or cash equivalents and believes it is not exposed to significant credit risk on its cash balances.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash and cash equivalents. As of June 30, 2023, cash equivalents primarily consisted of U.S. treasury securities and money market funds. The Company did not have any cash equivalents as of December 31, 2022.
Comprehensive Loss
Certain gains and losses are recognized in comprehensive loss but excluded from net loss. Comprehensive loss for the six months ended June 30, 2023 includes net loss and unrealized gains and losses on short-term

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
debt securities. For the six months ended June 30, 2022, there were no items of comprehensive loss and net loss was equal to comprehensive loss.
3.   Fair Value Measurement
The Company determines the fair value of financial and non-financial assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

•
Level 1: Inputs which include quoted prices in active markets for identical assets and liabilities.

•
Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of certain financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.
Financial assets measured and recognized at fair value are as follows:
	June 30, 2023
	Valuation Hierarchy	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
Cash equivalents:
Money market funds	Level 1	$140	$—	$—	$140
U.S. treasury securities	Level 2	10,884	1	—	10,885
Total financial assets		$11,024	$1	$—	$11,025
Money market funds are measured at fair value on a recurring basis using quoted prices and are classified as Level 1. Investments are measured at fair value based on inputs other than quoted prices that are derived from observable market data and are classified as Level 2 inputs. The Company did not have any financial liabilities measured at fair value on a recurring basis at June 30, 2023 and did not have any financial assets and liabilities measured at fair value at December 31, 2022.
Convertible Notes
The Company elected the fair value option to account for its convertible notes issued during 2020 and 2021 (collectively the “Convertible Notes”). The Convertible Notes were initially recognized at their determined fair value on the date of issuance and subsequently remeasured to fair value each reporting period until settlement. The fair value of the Convertible Notes was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.
In February 2022, in connection with the Series A preferred stock financing, the Convertible Notes were automatically converted into shares of Series A-1 convertible preferred stock and the liability was extinguished. The Convertible Notes together with interest accrued thereon of $6.8 million were converted into 4,710,835 shares of Series A-1 preferred stock, reflecting a conversion price per share of $1.4442. For the six months ended June 30, 2022, the total change in fair value of $45,000 was recognized in the change in fair value of convertible notes in the statements of operations and comprehensive loss. No portion of the total change in fair value resulted from a change in an instrument-specific credit risk.

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The estimated fair value of the Convertible Notes is determined based on a multiple scenario analysis that utilizes Monte Carlo simulations. The model includes assumptions related to the value of the instruments based on the estimated timings and amounts of future rounds of financing, sale of the Company, maturity of the notes, and an imputed discount rate based on estimated market interest rates. Further assumptions used in the Monte Carlo simulations are the equity value and outstanding balance of the notes as of the valuation date and the volatility of the Company’s underlying common stock to determine the market value of the invested capital upon a future financing date or upon a sale of the Company prior to or as of the maturity of the notes.
4.   License and Other Agreements
Purdue License Agreement
In January 2022, the Company entered into a license agreement (the “Purdue License Agreement”) with Purdue Research Foundation (“PRF”) pursuant to which the Company obtained a worldwide, royalty-bearing, transferable, exclusive license under certain patents rights to research, develop and commercialize products covered by such licensed patents.
The Company is required to pay PRF an upfront non-refundable fee of $0.4 million of which $0.2 million was paid upon execution of the agreement, $0.1 million was paid in January 2023, and the remaining $0.1 million will be payable in January 2024. The Company is also required to pay tiered annual non-refundable maintenance fees beginning on the third anniversary of the Purdue License Agreement until commercialization. However, such maintenance fees will be creditable against any funding provided to Purdue University in the same annual period under the Sponsored Research Agreement as further discussed below. The Company is required to pay amounts up to $3.8 million in the aggregate upon achievement of specified events. Following commercialization, the Company will also be required to pay PRF a single-digit royalty on future net sales of licensed products and minimum annual royalty fees which will be creditable against the royalties due to PRF. Unless earlier terminated, the Purdue License Agreement will continue on a product-by-product and country-by-country basis until the expiration of the last valid claim covering the licensed product in such country.
The Company recorded the upfront fee of $0.4 million in research and development expense for the six months ended June 30, 2022 as the license did not have alternative future use. As of June 30, 2023, the remaining unpaid portion of the upfront fee of $0.1 million is recorded in accrued liabilities. As of December 31, 2022, $0.1 million of the unpaid portion of the upfront fee is recorded in accrued liabilities and the remaining $0.1 million is recorded in other noncurrent liabilities. Any potential future milestone or royalty payment amounts have not been accrued as of June 30, 2023 due to the uncertainty related to the successful achievement of these milestones.
Purdue Sponsored Research Agreement
In February 2022, the Company entered into a Sponsored Research Agreement with PRF and Purdue University effective October 2021 (the “Sponsored Research Agreement”). During the six months ended June 30, 2023 and 2022, the Company recorded research and development expenses of $0.5 million and $0.7 million, respectively, related to this Sponsored Research Agreement in the accompanying statements of operations and comprehensive loss.

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
5.   Balance Sheet Components
Property and Equipment, Net
Property and equipment, net consisted of the following amounts:
	June 30, 2023	December 31, 2022
	(in thousands)
Lab equipment	$657	$—
Computers and office equipment	14	13
Internal-use software	8	13
Property and equipment at cost	679	13
Less: accumulated depreciation	(35)	(2)
Property and equipment, net	$644	11
The Company recognized depreciation expense of approximately $33,000 and zero for the six months ended June 30, 2023 and 2022, respectively.
Accrued Liabilities
Accrued liabilities consisted of the following amounts:
	June 30, 2023	December 31, 2022
	(in thousands)
Accrued preclinical and research and development costs	$504	$108
Accrued compensation and related expenses	459	37
Accrued license fees	100	100
Other accrued liabilities	9	3
Total accrued liabilities	$1,072	$248
6.   Commitments and Contingencies
Indemnification
In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. Pursuant to such agreements, the Company may indemnify, hold harmless and defend an indemnified party for losses suffered or incurred by the indemnified party. In some cases, the indemnification will continue after the termination of the agreement. The maximum potential amount of future payments the Company could be required to make under these provisions is not determinable. In addition, the Company has entered into indemnification agreements with its directors and certain officers that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, no demands have been made upon the Company to provide indemnification under these agreements, and thus, there are no indemnification claims that the Company is aware of that could have a material effect on the Company’s condensed balance sheets, condensed statements of operations and comprehensive loss, or condensed statements of cash flows.
Litigation
The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
7.   Convertible Preferred Stock
In May 2023, the Company sold 9,890,414 shares of Series A-2 convertible preferred stock at $1.51662 per share to new and existing investors for aggregate gross proceeds of $15.0 million. Each share of Series A-2 convertible preferred stock is convertible into one share of the Company’s common stock. Except for the liquidation preference described below, the rights and privileges of the Series A-2 convertible preferred stock are substantially similar to the rights and privileges of the Series A and Series A-1 preferred stock. The Company also increased its authorized shares of common stock and convertible preferred stock to 40,000,000 shares and 20,324,598 shares, respectively.
The May 2023 preferred stock issuance triggered the Series A conversion price adjustment feature (down round) as provided for in the Company’s amended and restated certificate of incorporation and adjusted the Series A conversion price from $1.8053 to $1.7255. The incremental fair value resulting from the trigger of the down round feature was $85,000. This amount was recorded as a deemed dividend within additional paid-in capital as the Company has an accumulated deficit.
Convertible preferred stock consists of the following:
	June 30, 2023
	Shares Authorized	Shares Outstanding	Price Per Share	Liquidation Preference	Net Carrying Value
	(in thousands, except share and per share amounts)
Series A	5,723,349	5,723,349	$1.8053	$10,332	$10,148
Series A-1	4,710,835	4,710,835	$1.4442	6,803	7,302
Series A-2	9,890,414	9,890,414	$1.5166	16,500	14,852
Total	20,324,598	20,324,598		$33,635	$32,302
The Company recorded its Series A-2 convertible preferred stock at the issuance price on the dates of issuance, net of issuance costs.
The holders of the Series A, Series A-1 and Series A-2 convertible preferred stock have the following rights and preferences:
Dividends
Holders of convertible preferred stock are entitled to receive, when and if declared by the board of directors, noncumulative dividends at the rate of six percent of the original issue price on shares of convertible preferred stock. If the Company declares, pays or sets aside any dividends on shares of common stock, the holders of convertible preferred stock are entitled to receive dividends at least equal (on an as if converted to common stock basis) to the dividend payable on the Company’s common stock. No dividends have been declared to date.
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, as further defined in the Company’s amended and restated certificate of incorporation, the holders of convertible preferred stock then outstanding are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment is made to the holders of the common stock, at an amount per share equal to the greater of: (i)(a) with respect to the Series A-2 convertible preferred stock, one and one-tenth times the original issue price of a share of Series A-2 convertible preferred stock, plus any dividends declared but unpaid thereon, and (b) with respect to the Series A and Series A-1 convertible preferred stock, the applicable original issue price of a share of Series A or Series A-1 convertible preferred stock, plus any dividends declared but unpaid thereon, or (ii) such

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.
If the assets of the Company are insufficient to pay the holders of convertible preferred stock the full amount they are entitled to, the holders of convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be due to such holders. After payment of all preferential amounts required to the holders of shares of convertible preferred stock, the remaining assets of the Company available for distribution will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each holder.
Redemption
The convertible preferred stock is not redeemable at the option of the holder.
Conversion Rights
Each share of convertible preferred stock is convertible, at the option of the holder, into one share of common stock, subject to certain adjustments for dilution, if any, resulting from future stock issuances. The initial conversion price per share for the Series A, Series A-1, and Series A-2 convertible preferred stock is $1.8053, $1.4442, and $1.51662, respectively. Upon issuance of the Series A-2 convertible preferred stock, the Series A conversion price was adjusted from $1.8053 to $1.7255 as provided for in the Company’s amended and restated certificate of incorporation and further described below.
Each share of convertible preferred stock will automatically be converted into shares of common stock at the then effective conversion rate for such share either: (i) upon the closing of the sale of shares of common stock to the public at a price of at least $5.4159 per share in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50.0 million of gross proceeds; or (ii) by vote or written consent of the holders of at least a majority of the then outstanding shares of convertible preferred stock.
The conversion price for each series of convertible preferred stock will be subject to an adjustment in the event of stock split, stock dividend, combination or other similar recapitalization with respect to the common stock. In addition, if the Company should issue convertible preferred stock or common stock without consideration or for a consideration per share less than the conversion price for the convertible preferred stock, the conversion price for each series shall automatically be adjusted in accordance with anti-dilution provisions contained in the Company’s amended and restated certificate of incorporation.
Voting Rights
Each holder of outstanding shares of convertible preferred stock has voting rights equal to the number of whole shares of common stock into which such shares could be converted as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s amended and restated certificate of incorporation, holders of convertible preferred stock shall vote together with the holders of common stock as a single class. Holders of shares of Series A, Series A-1 and Series A-2 convertible preferred stock, voting as a separate class, are entitled to elect one director of the Company. Holders of shares of common stock, voting as a separate class, are entitled to elect two directors of the Company. Holders of a majority of the outstanding shares of common stock and convertible preferred stock, voting as a single class on an as-converted basis, are entitled to elect any remaining directors.
Classification
The Company has classified its convertible preferred stock as temporary equity on the balance sheet as the shares can be redeemed upon the occurrence of certain change in control events that are outside the

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
Company’s control, including liquidation, sale or transfer of the Company. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation will occur.
8.   Common Stock
Each share of common stock entitles the holder to one vote on all matters submitted to a vote for the Company’s stockholders. Common stockholders are not entitled to receive dividends unless declared by the Company’s board of directors. No dividends have been declared or paid by the Company since its inception.
The Company has reserved the following shares of common stock for issuance, on an as-converted basis, as follows:
	June 30, 2023	December 31, 2022
Convertible preferred stock	20,589,283	10,434,184
Options issued and outstanding under 2020 Plan	8,128,096	2,561,889
Remaining shares available for issuance under 2020 Plan	1,149,709	4,591,948
Total	29,867,088	17,588,021
9.   Stock Based Compensation
2020 Equity Incentive Plan
In February 2020, the Company’s board of directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) which provides for the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to the Company’s employees, directors and consultants. The number of shares reserved for issuance under the 2020 Plan increased from 9,125,610 shares as of December 31, 2022 to 11,184,304 shares as of June 30, 2023.
Stock Option Activity
The following table summarizes option award activity under the 2020 Plan (in thousands, except share and per share amounts):
	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	2,561,889	$0.41	9.62	$—
Granted	5,566,207	0.38
Outstanding at June 30, 2023	8,128,096	$0.39	9.47	$—
Exercisable at June 30, 2023	5,864,485	$0.41	9.45	$—
The estimated weighted-average grant date fair value of the options granted during the six months ended June 30, 2023 and 2022 was $0.31 and $0.32 per share, respectively.
No options were exercised during the six months ended June 30, 2023 and 2022.

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
The fair value of stock options granted was estimated on the date of grant using the Black-Scholes option pricing model using the following assumptions:
Six Months Ended June 30,
	2023	2022
Expected term (years)	5.58 – 6.06	5.93 – 6.08
Expected volatility	99.0% – 99.8%	96.6% – 97.7%
Risk-free interest rate	3.39% – 3.47%	2.38% – 3.19%
Expected dividends	—%	—%
Liability for Early Exercise of Stock Options and Unvested Restricted Stock
Early Exercise of Stock Options
As of June 30, 2023 and December 31, 2022, there were 206,250 and 243,750 shares of common stock issued to the Company’s then President and Chief Executive Officer (“2021 CEO”) that remain unvested. These shares were issued upon the early exercise of stock options granted in 2021 prior to the vesting of the underlying shares and are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the option. During 2022, the 2021 CEO was terminated and the Company exercised its right to repurchase 498,775 shares of unvested common stock at the original issuance price. The Company modified the remaining shares to accelerate the vesting of 266,225 shares and the remaining 300,000 shares will continue to vest as long as the 2021 CEO continues to provide service as a member of the board of directors. The modification resulted in an incremental fair value of $0.2 million, of which $0.1 million was recognized as stock-based compensation immediately in the fourth quarter of 2022 and $0.1 million will be recognized over the remaining service period. As of June 30, 2023 and December 31, 2022, the Company recorded $2,100 and $2,400, respectively, within accrued liabilities and other noncurrent liabilities associated with options granted to the 2021 CEO that are subject to repurchase by the Company.
Unvested Restricted Stock
As of June 30, 2023 and December 31, 2022, there were 318,720 and 435,938 shares of common stock that remain unvested. These shares were issued under the terms of restricted stock agreements prior to the vesting of the underlying shares and are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the restricted common stock. As of June 30, 2023 and December 31, 2022, the Company recorded $19,000 and $2,600, respectively, within accrued liabilities and other noncurrent liabilities associated with restricted common stock that are subject to repurchase by the Company.
Stock-Based Compensation Expense
The total compensation cost recognized in the statements of operations associated with all stock-based compensation awards granted by the Company is as follows:
	Six Months Ended June 30,
	2023	2022
	(in thousands)
Research and development	$11	$1
General and administrative	316	4
Total stock-based compensation expense	$327	$5

MORPHIMMUNE INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
As of June 30, 2023, the Company had an aggregate of $2.2 million of unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 3.4 years.
10.   Related Party Transactions
The 2020 convertible notes were issued to a related party investor (an entity affiliated with members of the Company’s board of directors) for an aggregate principal amount of $0.8 million. The 2020 convertible notes were automatically converted into shares of Series A-1 convertible preferred stock in February 2022.
In February 2022 and May 2023, the Company issued Series A and Series A-2 convertible preferred stock to a related party investor (an entity affiliated with a member of the Company’s board of directors and an officer of the Company) for aggregate consideration of $8.3 million and $4.7 million, respectively. The Company also reimbursed this related party investor $50,000 and $25,000 in legal fees related to the Series A and Series A-2 financing, respectively.
In May 2023, the Company issued Series A-2 convertible preferred stock to a member of the board of directors for aggregate consideration of $0.7 million.
In January and February 2022, the Company entered into a License Agreement and Sponsored Research Agreement with Purdue. The Company’s scientific founder, Dr. Phillip Low, who is also a board member and the largest stockholder of the Company, is the Presidential Scholar for Drug Discovery at Purdue University. In addition, the research and development activities under the agreements are performed at Dr. Low’s laboratory at Purdue University. As of June 30, 2023, the Company had $0.2 million payable to this related party which was included in accounts payable and accrued liabilities in the accompanying unaudited condensed balance sheet. As of December 31, 2022, the Company had $0.2 million payable to this related party, of which $0.1 million was included in accrued liabilities and $0.1 million included in other noncurrent liabilities in the accompanying unaudited condensed balance sheet. See further discussion in Note 4 — License and Other Agreements.
11.   Subsequent Events
Management has reviewed and evaluated material subsequent events from the balance sheet date of June 30, 2023 through August 25, 2023, the day the financial statements were available for issuance, and has determined that there were no subsequent events that require further recognition or disclosure in the accompanying financial statements.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
by and among:
IMMUNOME, INC.,
a Delaware corporation;
IBIZA MERGER SUB, INC.,
a Delaware corporation;
and
MORPHIMMUNE INC.,
a Delaware corporation
Dated as of June 29, 2023

A-i

A-ii

A-iii

Exhibits:
Exhibit A	Certain Definitions
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Parent Stockholder Support Agreement
Exhibit C-1	Form of Company Lock-Up Agreement
Exhibit C-2	Form of Parent Lock-Up Agreement
Exhibit D	Form of Company Stockholder Written Consent
Exhibit E	Form of Subscription Agreement
Exhibit F	Siegall Employment Agreement

A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of June 29, 2023, by and among IMMUNOME, INC., a Delaware corporation (“Parent”), IBIZA MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and MORPHIMMUNE INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.   Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.
B.   The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
C.   The Parent Board has Unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and other actions contemplated by this Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters.
D.   The Merger Sub Board has unanimously (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub votes to adopt this Agreement and thereby approve the Contemplated Transactions.
E.   The Company Board has Unanimously (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
F.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, (a) the officers, directors and stockholders of the Company listed on Schedule A-1 hereto (solely in their capacity as stockholders of the Company), are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”) and (b) the officers, directors and stockholders of the Company listed on Schedule A-2 hereto (solely in their capacity as stockholders of the Company) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-1 (the “Company Lock-Up Agreement”).
G.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the officers, directors and stockholders of Parent listed on Schedule A-1 hereto (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”) and (b) the officers, directors and stockholders of Parent listed on Schedule A-2 hereto (solely in their capacity as stockholders of Parent) are executing lock-up agreements in substantially the form attached hereto as Exhibit C-2 (the “Parent Lock-Up Agreement”).
H.   It is expected that, within three (3) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to approve the Company Stockholder Matters as required under the DGCL and the Company’s Organizational

Documents will execute and deliver an action by written consent in substantially the form attached hereto as Exhibit D (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
I.   Immediately prior to the execution and delivery of this Agreement, certain investors have executed a Subscription Agreement substantially in the form attached hereto as Exhibit E among Parent, the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Parent Common Stock set forth therein immediately following the Closing in connection with the Parent Post-Closing Financing (the “Subscription Agreement”).
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1.    DESCRIPTION OF TRANSACTION
1.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.
1.3   Closing; Effective Time.   Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, the consummation of the Merger (the “Closing”) shall take place remotely on the second (2nd) Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
1.4   Certificate of Incorporation and Bylaws; Directors and Officers.   At the Effective Time:
(a)   the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b)   the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(c)   the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that the name of the Surviving Corporation in such bylaws shall reflect the name identified in Section 1.4(a)), until thereafter amended as provided by the DGCL and such bylaws;
(d)   the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.11 after giving effect to the provisions of Section 5.11, or such other persons as shall be mutually agreed upon by Parent and the Company; and

(e)   the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.11, after giving effect to the provisions of Section 5.11.
1.5   Conversion of Shares.
(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:
(i)   all shares of Company Capital Stock held as treasury stock by the Company or held or owned by Parent or Merger Sub or any Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii)   subject to Section 1.5(c), each share of Series A Preferred Stock (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Company Series A Exchange Ratio;
(iii)   subject to Section 1.5(c), each share of Series A-1 Preferred Stock (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Company Series A-1 Exchange Ratio;
(iv)   subject to Section 1.5(c), each share of Series A-2 Preferred Stock (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Company Series A-2 Exchange Ratio;
(v)   subject to Section 1.5(c), each share of Company Common Stock (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Company Common Stock Exchange Ratio.
(b)   If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock at the Effective Time will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.
(c)   No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.6 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on the Nasdaq Capital Market (or such other Nasdaq market on which the Parent Common Stock then trades) on the date the Merger becomes effective.
(d)   All Company Options outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 5.5(a).

(e)   Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate or book-entry share of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(f)   If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Parent Common Stock and Company Options with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
1.6   Closing of the Company’s Transfer Books.   At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates or book-entry shares representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (including any certificates representing the Company Preferred Stock that were converted or exercised in connection with the conversion of Company Preferred Stock) (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.
1.7   Surrender of Certificates.
(a)   At the Effective Time, Parent shall deposit with American Stock Transfer & Trust Company, LLC (the “Exchange Agent”): (i) evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b)   Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of any Company Stock Certificates shall be effected, and risk of loss and title to such Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of any Company Stock Certificates, or uncertificated shares of Company Capital Stock, in exchange for shares of Parent Common Stock. Upon surrender of a Company Stock Certificate or other reasonable evidence of the ownership of uncertificated Company Capital Stock to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent (including a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable): (A) the holder of such Company Capital Stock shall be entitled to receive in exchange therefor shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c));

and (B) such Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate as Parent may reasonably request. In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.7(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.
(c)   No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, or provides an affidavit of loss, theft or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d)   Any portion of the Exchange Fund that remains undistributed to holders of Company Capital Stock as of the date that is one (1) year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.
(e)   No Party shall be liable to any holder of any Company Capital Stock or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
1.8   Appraisal Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

(b)   The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with Parent’s prior written consent, not to be unreasonably withheld, delayed or conditioned, make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.
1.9   Further Action.   If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.10    Withholding. The Parties and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. To the extent it is determined that any such deduction or withholding is required in respect of payment to a holder of Company Capital Stock (other than by reason of failure of the Company to provide the FIRPTA Certificate in accordance Section 7.7 or such holder to provide an IRS Form W-9 or appropriate IRS Form W-8 with the letter of transmittal in accordance with Section 1.7(b)), the Parties shall use commercially reasonable efforts (including using commercially reasonable efforts to cause the Exchange Agent) (x) to notify the Person in respect of which such deduction or withholding is being made and (y) to the extent permitted by applicable Law, cooperate with such Person to the extent reasonably requested to establish an exemption or reduction of, or otherwise minimize, such deduction and withholding.
Section 2.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to Section 10.13(i), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:
2.1   Due Organization; Subsidiaries.
(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(b)   The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c)   The Company has no Subsidiaries. The Company does not own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity.
(d)   The Company is not nor has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed nor is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2   Organizational Documents.   The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company is not in breach or violation of its Organizational Documents in any material respect.
2.3   Authority; Binding Nature of Agreement.
(a)   The Company has all necessary corporate power and authority to enter into this Agreement and, subject to receipt of the Required Company Stockholder Vote, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board (at a meeting duly called and held or by written consent in lieu of a meeting) has Unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to approve the Company Stockholder Matters.
(b)   This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
2.4   Vote Required.   The affirmative vote (or written consent) of a majority of the outstanding Company Preferred Stock voting together as a class and a majority of the outstanding Company Capital Stock voting together as a class (collectively, the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
2.5   Non-Contravention; Consents.
(a)   Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i)   contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Company;
(ii)    contravene, conflict with or result in a violation of, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect;
(iii)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect;
(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract; (B) receive any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract solely as a result of the consummation of the Contemplated Transactions; (C) accelerate the maturity or performance of any Company Material Contract; or (D) cancel, terminate or modify any term of any

Company Material Contract, except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect; or
(v)    result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances), except as would not reasonably be expected to constitute, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Except for (A) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Material Contract, (B) the Required Company Stockholder Vote, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (D) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company was, is or will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.
(c)   The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements, the Company Lock-Up Agreements or any of the Contemplated Transactions.
2.6   Capitalization.
(a)   The authorized Company Capital Stock as of the date of this Agreement consists of (i) 40,000,000 shares of Company Common Stock, of which 8,456,499 shares have been issued and 8,456,499 shares are outstanding as of the date of this Agreement, and (ii) 20,324,598 shares of Company Preferred Stock, (A) 5,723,349 shares of which have been designated Series A Preferred Stock, all of which have been issued and are outstanding as of the date of this Agreement, (B) 4,710,835 shares of which have been designated Series A-1 Preferred Stock, all of which have been issued and are outstanding as of the date of this Agreement, and (C) 9,890,414 shares of which have been designated Series A-2 Preferred Stock, all of which have been issued and are outstanding as of the date of this Agreement. Section 2.6(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder.
(b)   All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in the Investor Agreements, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. The issuance and exchange of the Merger Consideration will not obligate the Company to issue shares of Company Capital Stock or other securities to any Person and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument (other than any proportionate adjustment as a result of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction). Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Each share of Company Preferred Stock is convertible into that number of shares of Company Common Stock set forth on Section 2.6(b) of the Company Disclosure Schedule.

(c)   Except for the Company 2020 Equity Incentive Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 11,184,304 shares of Company Common Stock for issuance under the Company Plan, of which 1,906,499 shares have been issued and are currently outstanding (and are included in the 8,456,499 shares outstanding as of the date of this Agreement), 8,128,096 shares have been reserved for issuance upon exercise of Company Options previously granted and currently outstanding under the Company Plan, and 1,149,709 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.6(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested Company Options as of the date of this Agreement; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option. The Company has made available to Parent an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. Section 2.6(c) of the Company Disclosure Schedule sets forth a list of Company Options that have accelerated vesting.
(d)   Except for the Company Plan, including the Company Options set forth in Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iii) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.
(e)   All outstanding shares of Company Common Stock, Company Preferred Stock and Company Options and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
2.7   Financial Statements.
(a)   Section 2.7(a) of the Company Disclosure Schedules includes true and complete copies of (i) the Company’s unaudited balance sheets at December 31, 2022 and 2021, together with related unaudited statements of operations, preferred stock and stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited statements of operations, preferred stock and stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”). The Company Financials were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes to such Company Financials and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material in amount) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.
(b)   The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements in conformity with GAAP and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other payables are recorded accurately, and proper and adequate procedures are implemented to effect the collection or payment thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c)   Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as described in Instruction 8 to Item 303(b) of Regulation S-K as promulgated under the Securities Act) effected by the Company since January 28, 2020.
(d)   Since January 28, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the Chief Executive Officer or Interim Chief Financial Officer of the Company, the Company Board or any committee thereof. Since January 28, 2020, the Company has not identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
2.8   Absence of Changes.
(a)   Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and there has not been any action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
(b)   Between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, there has not been any Company Material Adverse Effect.
2.9   Absence of Undisclosed Liabilities.   As of the date of this Agreement, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each, a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of the Company under Company Contracts which have not resulted from a breach of such Company Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 2.9 of the Company Disclosure Schedule.
2.10   Title to Assets.   The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.
2.11   Real Property; Leasehold.   The Company does not own and has never owned any real property. Section 2.11 of the Company Disclosure Schedule sets forth all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and the Company has made available to Parent copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default by the Company or, to the Company’s Knowledge, the other party thereto, thereunder. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.
2.12   Intellectual Property.
(a)   Section 2.12(a) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP owned in whole or in part by the Company (the “Company Owned Registered IP”). Each of the patents and patent applications included in the Company Owned Registered IP identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. (A) The Company Owned Registered IP, other than any pending application, is subsisting and, to the Company’s Knowledge, valid and enforceable; (B) none of the Company Owned Registered IP has been withdrawn, cancelled or abandoned; and (C) all application, registration, issuance, renewal and maintenance fees due for the Company Owned Registered IP having a due date on or before the date of this Agreement have been paid in full, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Company Owned Registered IP. To the Company’s Knowledge, with respect to each item of Company Owned Registered IP, neither the Company nor its patent counsel has misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Owned Registered IP or during the prosecution thereof that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any such Company Owned Registered IP. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Company’s Knowledge, threatened, in which the scope, validity, enforceability or ownership of any Company Owned Registered IP is being or has been contested or challenged.
(b)   The Company solely owns all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances and, to the Company’s Knowledge, has the right, pursuant to a Company In-bound License (as defined below) to use all other material Intellectual Property Rights used by the Company in its business as currently conducted. To the Company’s Knowledge, the Company IP and the material Intellectual Property Rights exclusively licensed to the Company pursuant to a Company In-bound License (the “Company In-Licensed IP”) are all the Intellectual Property Rights necessary to operate the business of the Company as currently conducted and as proposed to be conducted as of the date of this Agreement. Section 2.12(b) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Company In-Licensed IP that constitutes Registered IP (the “Company In-Licensed Registered IP”). To the Company’s Knowledge, (A) the Company In-Licensed Registered IP, other than any pending application, is subsisting and valid and enforceable; (B) none of the Company In-Licensed Registered IP has been withdrawn, cancelled or abandoned; and (C) all application, registration, issuance, renewal and maintenance fees due for the Company In-Licensed Registered IP having a due date on or before the date of this Agreement have been paid in full, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Company In-Licensed Registered IP. To the Company’s Knowledge, with respect to each item of Company In-Licensed Registered IP, no licensor of any Company In-Licensed Registered IP nor anyone acting on such licensor’s behalf has misrepresented, or failed to disclose, any facts or circumstances in any application for any Company In-Licensed Registered IP or during the prosecution thereof that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any such Company In-Licensed Registered IP. To the Company’s Knowledge, as of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Company’s Knowledge, threatened, in which the scope, validity, enforceability or ownership of any Company In-Licensed Registered IP is being or has been contested or challenged. No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP, and each Company Associate involved in the creation or development of any material Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a valid, enforceable written agreement containing a present assignment of all of such Company Associate’s rights in such Company IP to the Company (without further payment being owed to any such Company Associate and without any restrictions or obligations on the Company’s ownership or use thereof) and confidentiality provisions protecting the Company IP, which, to the Company’s Knowledge, has not been breached by such Company Associate. Without limiting the foregoing, the Company has taken commercially reasonable steps to protect, maintain and enforce all Company IP and Company In-Licensed IP (to the extent that the Company has the right to maintain and enforce such Company In-Licensed IP), including the secrecy, confidentiality and value of trade secrets and other confidential information therein, and, to the Company’s Knowledge, there have been no unauthorized disclosures of any Company IP or Company In-Licensed IP. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will cause: (i) the Company to grant to any third party any rights in or to any Company IP or Company In-Licensed IP beyond those rights granted by the Company to any such Company IP owned by it or Company In-Licensed IP licensed to it under the terms of any Company Material Contract regardless of this Agreement or the Contemplated Transactions, (ii) the Company to be bound by, or subject to, any non-compete, non-solicit or other restriction on the operation or scope of its business beyond those restrictions that the Company is bound by or subject to under the terms of any Company Material Contract regardless of this Agreement or the Contemplated Transactions, or (iii) the Company to be obligated to pay any payments of any kind to any Person with respect to Intellectual Property Rights of such Person other than those payable pursuant to any Company Material Contracts by the Company regardless of this Agreement or the Contemplated Transactions.
(c)   No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Company IP or any Company In-Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Company IP or Company In-Licensed IP or the right to receive royalties or other consideration for the practice of such Company IP or Company In-Licensed IP.
(d)   Section 2.12(d) of the Company Disclosure Schedule sets forth each Contract pursuant to which the Company (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by the Company in its business as currently conducted (each a “Company In-bound License”) or (ii) grants to any third party a license under any material Company IP or any material Intellectual Property Right licensed to the Company under a Company In-bound License (each a “Company Out-bound License”) (provided that, Company In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company; and Company Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company). Neither the Company nor, to the Company’s Knowledge, any other party to any Company In‑bound License or Company Out-bound License has breached or is in breach of any of its obligations under any Company In-bound License or Company Out-bound License.
(e)   To the Company’s Knowledge: (i) the operation of the business of the Company as currently conducted does not infringe any valid and enforceable issued or granted Registered IP or misappropriate or otherwise violate any other issued or granted Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Company IP or any Company In-Licensed IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Company’s Knowledge, is threatened) (A) against the Company alleging that the operation of the businesses of the Company infringes or constitutes the misappropriation or other violation of any issued or granted Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Company In-Licensed IP. Since

January 28, 2020, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any issued or granted Intellectual Property Right of another Person.
(f)   None of the Company IP or, to the Company’s Knowledge, Company In-Licensed IP is subject to any pending or outstanding injunction, directive, order, decree, settlement, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company of any such Company IP or Company In-Licensed IP or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Company IP or Company In-Licensed IP.
(g)   To the Company’s Knowledge, the Company in the operation of its business is in substantial compliance with all applicable Laws pertaining to data privacy and data security of any personally identifiable information and sensitive business information (collectively, “Sensitive Data”). To the Company’s Knowledge, since January 28, 2020, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company, in each case of clauses (i) through (iv).
(h)   The Company is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company IP or Company In-Licensed IP.
2.13   Agreements, Contracts and Commitments.
(a)   Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (other than any Company Benefit Plans) (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i)   each Company Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act (assuming the Company was subject to the public reporting requirements of the Exchange Act);
(ii)    each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii)   each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provisions applicable to the Company;
(iv)   each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(v)    each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi)   each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;
(vii)   each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $400,000 pursuant to its express terms relating to: (A) any distribution agreement

(identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, collaboration, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii)   each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(ix)   each Company Real Estate Lease;
(x)    each Company Contract with any Governmental Body;
(xi)   each Company Out-bound License and Company In-bound License;
(xii)   each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or
(xiii)   any other Company Contract that is not terminable at will (with no penalty or payment) by the Company and (A) which involves payment or receipt by the Company after the date of this Agreement under any such Contract of more than $300,000 in the aggregate or (B) that is material to the business or operations of the Company.
(b)   The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. As of the date of this Agreement, none of the Company, nor, to the Company’s Knowledge, any other party to a Company Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company or its business or operations. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
2.14   Compliance; Permits; Restrictions.
(a)   The Company is, and since January 28, 2020 have been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the U.S. Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug and biopharmaceutical products (each, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Company’s Knowledge, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)   The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. The Company holds all right, title and interest in and to all Company Permits free and clear of any Encumbrance. The Company is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Company’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially similar to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.
(c)   There are no proceedings pending or, to the Company’s Knowledge, threatened with respect to an alleged material violation by the Company of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.
(d)   The Company is not currently conducting or addressing, and to the Company’s Knowledge there is no basis to expect that it will be required to conduct or address, any corrective actions, including, without limitation, product recalls or clinical holds.
(e)   All clinical, pre-clinical and other studies and tests conducted by or, to the Company’s Knowledge, on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Since January 28, 2020, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to the Company’s Knowledge, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates have participated. The Company has made available to Parent true and complete copies of all material notices, correspondence or other communications received by the Company from any Drug Regulatory Agency, if any.
(f)   The Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Company’s Knowledge, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to the Company’s Knowledge, threatened against the Company or any of its officers, employees or agents.
2.15   Legal Proceedings; Orders.
(a)   As of the date of this Agreement, there is no pending Legal Proceeding and, to the Company’s Knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b)   Since January 28, 2020, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)   There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Company’s Knowledge, no officer or other employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.
2.16   Tax Matters.
(a)   The Company has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction.
(b)   All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company did not, as of the date of the Company Unaudited Interim Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Unaudited Interim Balance Sheet. Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its employees, independent contractors, stockholders, equityholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d)   There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.
(e)   No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company. The Company (or any of its predecessors) has not waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f)   The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)   The Company is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h)   The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) ”closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.

(i)   The Company has never been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. The Company does not have any Liability for any material Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j)   The Company (i) is not a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is not a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (iii) has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k)   The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l)   The Company has not taken any action, nor, to the Company’s Knowledge, is there any fact, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m)    The Company has not availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment or Tax reporting obligations of Parent and its Affiliates (including the Company) after the Closing Date.
For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.
2.17   Employee and Labor Matters; Benefit Plans.
(a)   Section 2.17(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Company Benefit Plans, including, each Company Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Company Benefit Plan” means each (i) ”employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on the Company’s standard form that may be terminated without notice and with no penalty to the Company and other than individual Company Options or other compensatory equity award agreements made pursuant to the Company’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by the Company or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or under which the Company has any actual or contingent liability (including as to the result of it being treated as a single employer under Section 414 of the Code with any other person).
(b)   As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recently filed annual reports on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three most recent nondiscrimination testing reports, actuarial reports and financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 28, 2020, (viii) each written report constituting a valuation of Company Capital Stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm, and (ix) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Company Benefit Plan.
(c)   Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d)   The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e)   None of the Company nor any Company ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any liability with respect to, or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of the Company or any of its ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f)   There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending or, to the Company’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan. All contributions and premium payments required to have been made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any Company ERISA Affiliate has any liability for any unpaid contributions with respect to any Company Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g)   Neither the Company or any Company ERISA Affiliates, nor, to the Company’s Knowledge, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company or Company ERISA Affiliates or Parent to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)   No Company Benefit Plan provides (i) death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law or (ii) death or retirement benefits under a Company Benefit Plan qualified under Section 401(a) of the Code, and neither the Company nor any Company ERISA Affiliates has made a written or oral representation promising the same.
(i)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event(s), (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of the Company, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of the Company, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan.
(j)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k)   To the Company’s Knowledge, each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code.
(l)   No Person has any “gross up” agreements with the Company or other assurance of reimbursement or compensation by the Company for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m)    The Company does not have any Company Benefit Plan that is maintained for service providers located outside of the United States.
(n)   The Company is not a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to the Company’s Knowledge, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.
(o)   The Company is, and since January 28, 2020 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, the Company, since January 28, 2020: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits, administrative matters or other Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company relating to any current or former employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits). All employees of the Company are employed “at-will” and their employment can be terminated without advance notice or payment of severance.
(p)   Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. The Company does not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
(q)   There is not and has not been since January 28, 2020, nor is there or has there been since January 28, 2020, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Company’s Knowledge, any union organizing activity, against the Company. No event has occurred, and, to the Company’s Knowledge, no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.

(r)   Section 2.17(r) of the Company Disclosure Schedule contains a list of all employees of the Company as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions.
2.18   Environmental Matters.   The Company is in compliance, and since January 28, 2020 has complied, with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. The Company has not received since January 28, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Company’s Knowledge, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. No current or (during the time a prior property was leased or controlled by the Company) prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to any applicable Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by any applicable Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.
2.19    Insurance.   The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company as of the date of this Agreement. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 28, 2020, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed the Company of its intent to do so.
2.20    No Financial Advisors.   Except as set forth in Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.
2.21   Transactions with Affiliates.
(a)   Except as set forth in Section 2.21(a) of the Company Disclosure Schedule, there are no material transactions or relationships, since January 28, 2020, between, on one hand, the Company and, on the other hand, any (i) executive officer or director of the Company or, to the Company’s Knowledge, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Company’s Knowledge, any “related person” (within the meaning of Item 404 of Regulation S-K as promulgated under the Securities Act) of any such executive officer, director or equityholder (other than the Company) in the case of each of clauses (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K as promulgated under the Securities Act (assuming the Company was subject to the public reporting requirements of the Exchange Act).

(b)   Section 2.21(b) of the Company Disclosure Schedule lists each stockholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).
2.22    Anti-Bribery.   Neither the Company nor any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on its behalf has, directly or indirectly, made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company is not nor has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
2.23     Disclaimer of Other Representations or Warranties.   Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
Section 3.   REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Subject to Section 10.13(i), except (a) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (b) except for purposes of Section 3.6 and Section 3.8(b), as disclosed in the Parent SEC Documents filed with, or furnished to, the SEC at least 48 hours prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date of this Agreement and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:
3.1   Due Organization; Subsidiaries.
(a)   Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except, in each of the foregoing cases, where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.
(b)   Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.
(c)   Parent has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule; and neither Parent nor any of the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Parent Disclosure Schedule. Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not be reasonably expected to have a Parent Material Adverse Effect.
(d)   Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2   Organizational Documents.   Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent and each of its Subsidiaries in effect as of the date of this Agreement. Neither Parent nor any of its Subsidiaries is in breach or violation of its respective Organizational Documents in any material respect.
3.3   Authority; Binding Nature of Agreement.
(a)   Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject, with respect to Parent, to receipt of the Required Parent Stockholder Vote and, with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Parent Board (at a meeting duly called and held or by written consent in lieu of a meeting) has Unanimously: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and other actions contemplated by this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder; (y) authorized, approved and declared advisable this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub votes to approve this Agreement and the Contemplated Transactions.
(b)   This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Parent Stockholder Support Agreements, the Parent Board approved the Parent Stockholder Support Agreements and the transactions contemplated thereby.
3.4   Vote Required.   (i) The affirmative vote of a majority of the votes cast at a meeting at which there is a quorum is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposal in Section 5.3(a)(i) (the “Required Parent Stockholder Vote”) and (ii) the affirmative vote of a majority of the votes cast at a meeting at which there is a quorum is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the proposals in Section 5.3(a) other than Section 5.3(a)(i). The affirmative vote (or written consent) of Parent as the sole stockholder of Merger Sub is the only vote (or written consent) of the holders of any class or series of stock of Merger Sub necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5   Non-Contravention; Consents.
(a)   Subject to obtaining the Required Parent Stockholder Vote, the adoption of this Agreement (effective immediately following the execution of this Agreement) by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(i)   contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or any of its Subsidiaries;
(ii)   contravene, conflict with or result in a violation of, any Law or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned or used by Parent or any of its Subsidiaries, is subject, except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect;
(iii)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or its Subsidiaries, except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect;
(iv)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract; (B) receive any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract solely as a result of the consummation of the Contemplated Transactions; (C) accelerate the maturity or performance of any Parent Material Contract; or (D) cancel, terminate or modify any term of any Parent Material Contract, except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect; or
(v)   result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent or any of its Subsidiaries (except for Permitted Encumbrances), except as would not reasonably be expected to constitute, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Except for (A) any Consent set forth on Section 3.5 of the Parent Disclosure Schedule under any Parent Material Contract, (B) the Required Parent Stockholder Vote, (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (D) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither Parent nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Body in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions.
(c)   The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, the Parent Stockholder Support Agreements and the Parent Lock-Up Agreements and to the consummation of the Contemplated Transactions. No other state Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Stockholder Support Agreements, the Parent Lock-Up Agreements or any of the Contemplated Transactions.
3.6   Capitalization.
(a)   The authorized capital stock of Parent as of the date of this Agreement consists of (i) 200,000,000 shares of Parent Common Stock, par value $0.0001 per share, of which 12,215,018 shares have been issued and are outstanding as of the close of business on the Reference Date and (ii) 10,000,000 shares of preferred stock of Parent, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the date of this Agreement. Parent does not hold any shares of its capital stock in its treasury. Section 3.6(a) of the Parent Disclosure Schedule lists, as of the Reference Date, (A) each holder of issued and outstanding Parent Warrants, (B) the number and type of shares subject to each Parent Warrant, (C) the exercise price of each Parent Warrant and (D) the termination date of each Parent Warrant.

(b)   All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent. Except as contemplated herein and as set forth in Section 3.6(b)(i) of the Parent Disclosure Schedule, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in Section 3.6(b)(ii) of the Parent Disclosure Schedule, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.
(c)   Except for the Parent Plans and as set forth on Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the Reference Date, Parent has (i) reserved 4,750,636 shares of Parent Common Stock for issuance under the Parent Equity Incentive Plans, of which 476,135 shares have been issued and are currently outstanding, of which no shares are subject to Parent’s right of repurchase, 3,074,469 shares have been reserved for issuance upon exercise of Parent Options previously granted and currently outstanding under the Parent Equity Incentive Plans, zero shares have been reserved for issuance upon the settlement of Parent RSUs granted under the Parent Equity Incentive Plans that are outstanding as of the close of business on the Reference Date and 1,200,031 shares remain available for future issuance pursuant to the Parent Equity Incentive Plans; and (ii) 473,733 shares have been reserved for purchase under the Parent ESPP, no shares have been issued under the Parent ESPP and 473,733 shares remain available for future purchase under the Parent ESPP. Section 3.6(c) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option outstanding as of the Reference Date: (i) the name of the optionee; (ii) the number of shares of Parent Common Stock subject to such Parent Option at the time of grant; (iii) the number of shares of Parent Common Stock subject to such Parent Option as of the Reference Date; (iv) the exercise price of such Parent Option; (v) the date on which such Parent Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of Reference Date; (vii) the date on which such Parent Option expires; and (viii) whether such Parent Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Parent has made available to the Company accurate and complete copies of equity incentive plans pursuant to which Parent has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the Parent Plans and any amendments thereto. Section 3.6(c) of the Parent Disclosure Schedule sets forth a list of Parent Options and Parent RSUs that have accelerated vesting.
(d)   Except for the Parent Warrants, the Parent Plans, including the Parent Options, the Parent RSUs and purchase rights under the Parent ESPP, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that could be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Parent or any of its Subsidiaries.
(e)   All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs, Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.
3.7   SEC Filings; Financial Statements.
(a)   Other than such documents that can be obtained on the SEC’s website at www.sec.gov, Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since October 1, 2020 (the “Parent SEC Documents”). All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b)   The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by the SEC on Form 10-Q under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed prior to the date of this Agreement, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP. The books of account and other financial records of Parent and each of its Subsidiaries are true and complete in all material respects.
(c)   As of the date of this Agreement, Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable current listing and governance rules and regulations of Nasdaq.
(d)   Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures designed to provide reasonable assurance (i) that Parent maintains records that in reasonable detail accurately and fairly reflect Parent’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2022, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and the audit committee of the Parent Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s or its Subsidiaries’ internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e)   Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
(f)   To Parent’s Knowledge, Parent’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(g)   Since October 1, 2020, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq that has not been disclosed in the Parent SEC Documents. Parent has not disclosed any unresolved comments.
(h)   Since October 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of Parent, the Parent Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
3.8   Absence of Changes.
(a)   Except as set forth on Section 3.8 of the Parent Disclosure Schedule, between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and there has not been any action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.
(b)   Between the date of the Parent Balance Sheet and the date of this Agreement, there has not been any Parent Material Adverse Effect.
3.9   Absence of Undisclosed Liabilities.   As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on Parent’s Balance Sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Parent or any of its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business and which are not in excess of $250,000 in the aggregate; (c) Liabilities for performance of obligations of Parent or any of its Subsidiaries under Parent Contracts which have not resulted from a breach of such Parent Contracts, breach of warranty, tort, infringement or violation of Law; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 3.9 of the Parent Disclosure Schedule.
3.10   Title to Assets.   Parent and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Parent Balance Sheet; and (b) all other tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or its applicable Subsidiary free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11   Real Property; Leasehold. Neither Parent nor any of its Subsidiaries owns or has ever owned any real property. Section 3.11 of the Parent Disclosure Schedule sets forth all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent or any of its Subsidiaries, and Parent has made available to the Company copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default by Parent or, to Parent’s Knowledge, the other party thereto, thereunder. Parent’s or its applicable Subsidiary’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent or its applicable Subsidiary has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.
3.12   Intellectual Property.
(a)   Section 3.12(a) of the Parent Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP owned in whole or in part by Parent or its Subsidiaries (“Parent Owned Registered IP”). Each of the patents and patent applications included in the Parent Owned Registered IP identifies by name each and every inventor of the inventions claimed therein as determined in accordance with applicable Laws of the United States. (A) The Parent Owned Registered IP, other than any pending application, is subsisting and, to Parent’s Knowledge, valid and enforceable; (B) none of the Parent Owned Registered IP has been withdrawn, cancelled or abandoned; and (C) all application, registration, issuance, renewal and maintenance fees due for the Parent Owned Registered IP having a due date on or before the date of this Agreement have been paid in full, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Parent Owned Registered IP. To Parent’s Knowledge, with respect to each item of Parent Owned Registered IP, neither Parent or its Subsidiaries nor their respective patent counsel has misrepresented, or failed to disclose, any facts or circumstances in any application for any Parent Owned Registered IP or during the prosecution thereof that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any such Parent Owned Registered IP. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to Parent’s Knowledge, threatened, in which the scope, validity, enforceability or ownership of any Parent Owned Registered IP is being or has been contested or challenged.
(b)   Parent or its Subsidiaries solely owns all right, title and interest in and to all Parent IP, free and clear of all Encumbrances other than Permitted Encumbrances and, to Parent’s Knowledge, has the right, pursuant to a Parent In-bound License (as defined below) to use all other material Intellectual Property Rights used by Parent or its Subsidiaries in their respective businesses as currently conducted. To Parent’s Knowledge, the Parent IP and the Intellectual Property Rights licensed to Parent or its Subsidiaries pursuant to a Parent In-bound License (the “Parent In-Licensed IP”) are all the Intellectual Property Rights necessary to operate the business of Parent and its Subsidiaries as currently conducted and as proposed to be conducted as of the date of this Agreement. Section 3.12(b) of the Parent Disclosure Schedule identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Parent In-Licensed IP that constitutes Registered IP (the “Parent In-Licensed Registered IP”). To Parent’s Knowledge, (A) the Parent In-Licensed Registered IP, other than any pending application, is subsisting and valid and enforceable; (B) none of the Parent In-Licensed Registered IP has been withdrawn, cancelled or abandoned; and (C) all application, registration, issuance, renewal and maintenance fees due for the Parent In-Licensed Registered IP having a due date on or before the date of this Agreement have been paid in full, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Parent In-Licensed Registered IP. To Parent’s Knowledge, with respect to each item of Parent In-Licensed Registered IP, no licensor of any Parent In-Licensed Registered IP nor anyone acting on such licensor’s behalf has misrepresented, or failed to disclose, any facts or circumstances in any application for any Parent In-Licensed Registered IP or during the prosecution thereof that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any such Parent In-Licensed Registered IP. To Parent’s Knowledge, as of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to Parent’s Knowledge, threatened, in which the scope, validity, enforceability or ownership of any Parent In-Licensed Registered IP is being or has been contested or challenged. No Parent Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Parent IP, and each Parent Associate involved in the creation or development of any material Parent IP, pursuant to such Parent Associate’s activities on behalf of Parent or its Subsidiaries, has signed a valid, enforceable written agreement containing a present assignment of all of such Parent Associate’s rights in such material Parent IP to Parent or its Subsidiaries (without further payment being owed to any such Parent Associate and without any restrictions or obligations on Parent’s or its Subsidiaries’ ownership or use thereof) and confidentiality provisions protecting the Parent IP, which, to Parent’s Knowledge, has not been materially breached by such Parent Associate. Without limiting the foregoing, Parent and its Subsidiaries have taken commercially reasonable steps to protect, maintain and enforce all Parent IP and Parent In-Licensed IP (to the extent that Parent and its Subsidiaries have the right to maintain and enforce such Parent In-Licensed IP), including the secrecy, confidentiality and value of trade secrets and other confidential information therein, and, to Parent’s Knowledge, there have been no unauthorized disclosures of any Parent IP or Parent In-Licensed IP. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will cause: (i) Parent or any of its Subsidiaries to grant to any third party any rights in or to any Parent IP or Parent In-Licensed IP beyond those rights granted by Parent or any of its Subsidiaries to any such Parent IP owned by them or Parent In-Licensed IP licensed to them under the terms of any Parent Material Contract regardless of this Agreement or the Contemplated Transactions, (ii) Parent or any of its Subsidiaries to be bound by, or subject to, any non-compete, non-solicit or other restriction on the operation or scope of their business beyond those restrictions that Parent or any of its Subsidiaries is bound by or subject to under the terms of any Parent Material Contract regardless of this Agreement or the Contemplated Transactions, or (iii) Parent or any of its Subsidiaries to be obligated to pay any payments of any kind to any Person with respect to Intellectual Property Rights of such Person other than those payable pursuant to any Parent Material Contracts by Parent or any of its Subsidiaries regardless of this Agreement or the Contemplated Transactions.
(c)   No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational or academic institution has been used, in whole or in part, to create any Parent IP or any Parent In-Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or other rights (including any “march in” rights or a right to direct the location of manufacturing of products) to such Parent IP or Parent In-Licensed IP or the right to receive royalties or other consideration for the practice of such Parent IP or Parent In-Licensed IP or as set forth in Section 3.12(c) of the Parent Disclosure Schedule.
(d)   Section 3.12(d) of Parent Disclosure Schedule sets forth each Contract pursuant to which Parent or any of its Subsidiaries (i) is granted a license under any material Intellectual Property Right owned by any third party that is used by Parent or any of its Subsidiaries in its business as currently conducted (each a “Parent In-bound License”) or (ii) grants to any third party a license under any material Parent IP or any material Intellectual Property Right licensed to Parent or any of its Subsidiaries under a Parent In-bound License (each a “Parent Out-bound License”) (provided, that, Parent In-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case, entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or any of its Subsidiaries; and Parent Out-bound Licenses shall not include material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, or non-exclusive outbound licenses, in each case, entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or any of its Subsidiaries). Neither Parent nor its Subsidiaries nor, to Parent’s Knowledge, any other party to any Parent In-bound License or Parent Out-bound License has breached or is in breach of any of its obligations under any Parent In-bound License or Parent Out-bound License.
(e)   To Parent’s Knowledge, (i) the operation of the businesses of Parent and its Subsidiaries as currently conducted does not infringe any valid and enforceable issued or granted Registered IP or misappropriate or otherwise violate any other issued or granted Intellectual Property Right owned by any other Person; and (ii) no other Person is infringing, misappropriating or otherwise violating any Parent IP or any Parent In-Licensed IP. As of the date of this Agreement, no Legal Proceeding is pending (or, to

Parent’s Knowledge, is threatened) (A) against Parent or any of its Subsidiaries alleging that the operation of the businesses of Parent or its Subsidiaries infringes or constitutes the misappropriation or other violation of any issued or granted Intellectual Property Rights of another Person or (B) by Parent or any of its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of Parent IP or any Parent In-Licensed IP. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of Parent or any of its Subsidiaries infringes or constitutes the misappropriation or other violation of any issued or granted Intellectual Property Right of another Person.
(f)   None of the Parent IP or, to Parent’s Knowledge, Parent In-Licensed IP is subject to any pending or outstanding injunction, directive, order, decree, settlement, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or any of its Subsidiaries of any such Parent IP or Parent In-Licensed IP or otherwise would reasonably be expected to adversely affect the validity, scope, use, registrability, or enforceability of any Parent IP or Parent In-Licensed IP.
(g)   To Parent’s Knowledge, Parent and its Subsidiaries in the operation of their businesses are in substantial compliance with all applicable Laws pertaining to data privacy and data security of Sensitive Data. To Parent’s Knowledge, since January 1, 2020, there have been (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of Parent or its Subsidiaries, (ii) no violations of any security policy of Parent or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of Parent or its Subsidiaries and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of Parent or its Subsidiaries or a contractor or agent acting on behalf of Parent or its Subsidiaries, in each case of clauses (i) through (iv).
(h)   None of Parent or its Subsidiaries is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate Parent or any of its Subsidiaries to grant or offer to any other Person any license or right to any Parent IP or Parent In-Licensed IP.
3.13   Agreements, Contracts and Commitments.
(a)   Section 3.13 of the Parent Disclosure Schedule lists the following Parent Contracts in effect as of the date of this Agreement (other than any Parent Benefit Plan) (each, a “Parent Material Contract” and collectively, the “Parent Material Contracts”):
(i)   each Parent Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii)   each Parent Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(iii)   each Parent Contract containing (A) any covenant limiting the freedom of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person, (B) any “most-favored nations” pricing provisions or marketing or distribution rights related to any products or territory, (C) any exclusivity provision, (D) any agreement to purchase minimum quantity of goods or services, or (E) any material non-solicitation provisions applicable to Parent or any of its Subsidiaries;
(iv)   each Parent Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(v)   each Parent Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vi)   each Parent Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 or creating any material Encumbrances with respect to any assets of Parent or any of its Subsidiaries or any loans or debt obligations with officers or directors of Parent or any of its Subsidiaries;

(vii)   each Parent Contract requiring payment by or to Parent or any of its Subsidiaries after the date of this Agreement in excess of $400,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent or any of its Subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, collaboration, development or other agreement currently in force under which Parent or any of its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent or any of its Subsidiaries has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Parent or any of its Subsidiaries; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any of its Subsidiaries or any Contract to sell, distribute or commercialize any products or service of Parent or any of its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;
(viii)   each Parent Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;
(ix)   each Parent Real Estate Lease;
(x)   each Parent Contract with any Governmental Body;
(xi)   each Parent Out-bound License and Parent In-bound License;
(xii)   each Parent Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent or any of its Subsidiaries; and
(xiii)   any other Parent Contract that is not terminable at will (with no penalty or payment) by Parent or its Subsidiaries, as applicable, and (A) which involves payment or receipt by Parent or its Subsidiaries after the date of this Agreement under any such Contract of more than $300,000 in the aggregate, or (B) that is material to the business or operations of Parent and its Subsidiaries, taken as a whole.
(b)   Parent has delivered or made available to the Company accurate and complete copies of all Parent Material Contracts, including all amendments thereto. There are no Parent Material Contracts that are not in written form. As of the date of this Agreement, none of Parent, any of its Subsidiaries or, to Parent’s Knowledge, any other party to a Parent Material Contract, has breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent or its business or operations. As to Parent and its Subsidiaries, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent or any of its Subsidiaries under any Parent Material Contract or any other material term or provision of any Parent Material Contract.
3.14   Compliance; Permits; Restrictions.
(a)   Parent and each of its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act and any other similar Law administered or promulgated by the FDA or other Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b)   Parent and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Parent and its Subsidiaries as currently conducted (the “Parent Permits”). Section 3.14(b) of the Parent Disclosure Schedule identifies each Parent Permit. Parent and its Subsidiaries hold all right, title and interest in and to all Parent Permits free and clear of any Encumbrance. Parent and each of its Subsidiaries are in material compliance with the terms of the Parent Permits. No Legal Proceeding is pending or, to Parent’s Knowledge, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit. The rights and benefits of each Parent Permit will be available to Parent and its Subsidiaries immediately after the Effective Time on terms substantially similar to those enjoyed by Parent and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c)   There are no proceedings pending or, to Parent’s Knowledge, threatened with respect to an alleged material violation by Parent or any of its Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substances Act, the Public Health Service Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.
(d)   Parent is not currently conducting or addressing, and to Parent’s Knowledge there is no basis to expect that it will be required to conduct or address, any corrective actions, including, without limitation, product recalls or clinical holds.
(e)   All clinical, pre-clinical and other studies and tests conducted by or, to Parent’s Knowledge, on behalf of, or sponsored by, Parent or any of its Subsidiaries, or in which Parent or any of its Subsidiaries or their respective current products or product candidates have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Except as set forth in Section 3.14(e) of the Parent Disclosure Schedule, since January 1, 2020, neither Parent nor any of its Subsidiaries has received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or, to Parent’s Knowledge, threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries or their respective current products or product candidates have participated. Parent has made available to the Company true and complete copies of all material notices, correspondence or other communications received by Parent from any Drug Regulatory Agency, if any.
(f)   Neither Parent nor any of its Subsidiaries is the subject of any pending or, to Parent’s Knowledge, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To Parent’s Knowledge, neither Parent nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Parent, any of its Subsidiaries nor any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or, to Parent’s Knowledge, threatened against Parent, any of its Subsidiaries or any of their respective officers, employees or agents.
3.15   Legal Proceedings; Orders.
(a)   As of the date of this Agreement, there is no pending Legal Proceeding and, to Parent’s Knowledge, no Person has threatened to commence any Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or its Subsidiaries; or (ii) that challenges, or that would reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)   Since January 1, 2020, no Legal Proceeding has been pending against Parent or any of its Subsidiaries that resulted in material liability to Parent or any of its Subsidiaries.
(c)   There is no order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject. To Parent’s Knowledge, no officer or other employee of Parent or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.
3.16   Tax Matters.
(a)   Parent and each of its Subsidiaries have timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No written claim has ever been made by any Governmental Body in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is subject to taxation by that jurisdiction.
(b)   All income and other material Taxes due and owing by Parent or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the date of the Parent Balance Sheet, neither Parent nor or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.
(c)   All Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, equityholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.
(d)   There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent or any of its Subsidiaries.
(e)   No deficiencies for income or other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and, to Parent’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.
(f)   Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g)   Neither Parent nor any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.
(h)   Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes made on or prior to the Closing Date; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) entered into on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; (vii) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date; (viii) application of Sections 951 or 951A of the Code (or any similar provision of state, local or foreign Law) to any income received or accrued on or prior to the Closing Date; or (ix) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(i)   Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor any of its Subsidiaries has any Liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.
(j)   Neither Parent nor any of its Subsidiaries (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or (iii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k)   Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l)   Neither Parent nor any of its Subsidiaries has taken any action, nor, to Parent’s Knowledge, is there any fact, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m)   Neither Parent nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any Pandemic Response Laws that could reasonably be expected to materially impact the Tax payment or Tax reporting obligations of Parent and its Affiliates (including the Company) after the Closing Date.
For purposes of this Section 3.16, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent of any of its Subsidiaries.
3.17   Employee and Labor Matters; Benefit Plans.
(a)   Section 3.17(a) of the Parent Disclosure Schedule lists, as of the date of this Agreement, all material Parent Benefit Plans, including, each Parent Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits. “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on Parent’s standard form that may be terminated without notice and with no penalty to Parent or any of its Subsidiaries and other than individual Parent Options, Parent RSUs or other compensatory equity award agreements made pursuant to Parent’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (other than regular salary or wages) (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, maintained, contributed to, or required to be contributed to, by Parent, any of its Subsidiaries or Parent ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Parent or any of its Subsidiaries or under which Parent or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Section 414 of the Code with any other person).

(b)   As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the three most recently filed annual reports on Form 5500 and all schedules thereto, (v) the most recent IRS determination, opinion or advisory letter, (vi) the three most recent nondiscrimination testing reports, actuarial reports, and financial statements, (vii) all records, notices and filings concerning IRS or United States Department of Labor or other Governmental Body audits or investigations since January 1, 2020, (viii) each written report constituting a valuation of Parent’s capital stock for purposes of Sections 409A or 422 of the Code, whether prepared internally by Parent or by an outside, third-party valuation firm, and (ix) all material written materials provided to employees or participants relating to the amendment, termination, establishment, or increase or decrease in benefits under any Parent Benefit Plan.
(c)   Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d)   The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and, to Parent’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e)   None of Parent, any of its Subsidiaries nor any Parent ERISA Affiliate sponsors, maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, or has within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and none of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, within the preceding six (6) years, incurred a complete or partial withdrawal from any “multiemployer plan” or otherwise incurred any liability under Section 4202 of ERISA.
(f)   There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending or, to Parent’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan. All contributions and premium payments required to have been made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any Parent ERISA Affiliate has any liability for any unpaid contributions with respect to any Parent Benefit Plan (other than contributions which may continue to be accrued in the Ordinary Course of Business).
(g)   None of Parent, any of its Subsidiaries or any Parent ERISA Affiliates, nor, to Parent’s Knowledge, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent, any of its Subsidiaries or Parent ERISA Affiliates or the Company to a Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h)   Except as set forth in Section 3.17(h) of the Parent Disclosure Schedule, no Parent Benefit Plan provides (i) death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Law or (ii) death or retirement benefits under a Parent

Benefit Plan qualified under Section 401(a) of the Code, and none of Parent, any of its Subsidiaries or any Parent ERISA Affiliates has made a written or oral representation promising the same.
(i)   Except as set forth in Section 3.17(i) of the Parent Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions will, either alone or in connection with any other event(s), (i) result in any payment becoming due to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, director, officer, independent contractor or other service provider of Parent or any of its Subsidiaries, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan.
(j)   Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Parent and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.
(k)   To Parent’s Knowledge, each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code.
(l)   No Person has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement or compensation by Parent or any of its Subsidiaries for any Taxes imposed under Section 409A or Section 4999 of the Code.
(m)   Parent does not have any Parent Benefit Plan that is maintained for service providers located outside of the United States.
(n)   Neither Parent nor any of its Subsidiaries is a party to or bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to Parent’s Knowledge, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election.
(o)   Except as set forth in Section 3.17(o) of the Parent Disclosure Schedule, Parent and each of its Subsidiaries is, and since January 1, 2020 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to employees of Parent or any of its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2020: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, demands, lawsuits, investigations, audits, administrative matters or other Legal Proceedings pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries relating to any current or former employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits). All employees of Parent and its Subsidiaries are employed “at-will” and their employment can be terminated without advance notice or payment of severance.

(p)   Except as would not be reasonably likely to result in a material liability to Parent or any of its Subsidiaries, with respect to each individual who currently renders services to Parent or any of its Subsidiaries, Parent and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent and each of its Subsidiaries has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.
(q)   There is not and has not been since January 1, 2020, nor is there or has there been since January 1, 2020, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to Parent’s Knowledge, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and, to Parent’s Knowledge, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
(r)   Section 3.17(r) of the Parent Disclosure Schedule contains a list of all employees of Parent and its Subsidiaries as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location, status (i.e., active or inactive and if inactive, the type of leave and estimated duration) and the total amount of bonus, retention, severance and other amounts to be paid to such employee at the Closing or otherwise in connection with the Contemplated Transactions.
3.18   Environmental Matters.   Parent and each of its Subsidiaries are in compliance, and since January 1, 2020 have complied, with all applicable Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received since January 1, 2020, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law and, to Parent’s Knowledge, there are no circumstances that could reasonably be expected to prevent or interfere with Parent’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Parent Material Adverse Effect. To the Parent’s Knowledge, no current or (during the time a prior property was leased or controlled by Parent or any of its Subsidiaries) prior property leased or controlled by Parent or any of its Subsidiaries has had a release of or exposure to Hazardous Materials in material violation of or as would reasonably be expected to result in any material liability of Parent or any of its Subsidiaries pursuant to any applicable Environmental Law. No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by any applicable Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.
3.19   Insurance.   Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries as of the date of this Agreement. Each of such insurance policies is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Parent nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed Parent or any of its Subsidiaries of its intent to do so.
3.20   No Financial Advisors.   Except as set forth in Section 3.20 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.
3.21   Transactions with Affiliates.   Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since the date of Parent’s Proxy Statement filed in 2023 with the SEC, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K as promulgated under the Securities Act.
3.22   Anti-Bribery.   None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. Neither Parent nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.
3.23   Valid Issuance.   The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.24   Opinion of Financial Advisor.   The Parent Board has received an opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and such other factors deemed relevant by Stifel, Nicolaus & Company, Incorporated, as set forth in such opinion, the Merger Consideration (defined for purposes of such opinion as the maximum of the Aggregate Parent Shares) to be paid by Parent in connection with the conversion of Company Capital Stock in the Merger is fair, from a financial point of view, to Parent. It is agreed and understood that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company.
3.25   Disclaimer of Other Representations or Warranties.   Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.
Section 4.    CERTAIN COVENANTS OF THE PARTIES
4.1   Operation of Parent’s Business.
(a)   Except (i) as set forth on Schedule 4.1(a) hereto, (ii) as expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of the Company or (v) as set forth in Parent’s operating budget delivered to the Company concurrently with the execution of this Agreement (the “Parent Budget”), at all times during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): each of Parent and its Subsidiaries shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts, (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable in the Ordinary Course of Business and (C) use commercially reasonable efforts to preserve intact in all material respects its assets, properties and material relationships with suppliers, commercial parties, licensees, licensors, employees and contractors.
(b)   Except (i) as set forth on Schedule 4.1(b) hereto, (ii) as expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of the Company or (v) as set forth in the Parent Budget, at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Parent Common Stock from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Parent Plans in accordance with the terms of such award in effect on the date of this Agreement);
(ii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent or any of its Subsidiaries (except for shares of Parent Common Stock issued upon the valid exercise of outstanding Parent Options or Parent Warrants or upon settlement of Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security, other than Parent Options or Parent RSUs granted to directors, employees and service providers in the Ordinary Course of Business in connection with annual grants; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries;
(iii)   accelerate the vesting or settlement of any outstanding Parent Options, Parent Warrants, Parent RSUs or any other instrument convertible into or exchangeable for any capital stock or other security of Parent or any of its Subsidiaries (except in accordance with the terms of any existing Parent Contract, which, in each case, a form of which has been made available to the Company prior to the date hereof);
(iv)   except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(v)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(vi)   (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) make any capital expenditure in excess of $75,000 individually and $250,000 in the aggregate or (E) forgive any loans to any Persons, including Parent’s employees, officers, directors or Affiliates;
(vii)   other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect; (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees, other than (1) increases in base salary and annual cash bonus opportunities and payments made, in each case, in connection with annual cost of living adjustments consistent with past practice and (2) prorated bonuses paid to terminated employees in accordance with the terms of any existing Parent Contract, which, in each case, a form of which has been made available to the Company prior to the date hereof; (D) hire any officer or any employee or engage any independent contractor; (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or (F) terminate or give notice to any officer other than for cause or terminate any officer or employee that would result in the acceleration of any outstanding equity awards;
(viii)   recognize any labor union or labor organization;
(ix)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets (other than cash) or properties, or grant any Encumbrance with respect to such assets or properties (other than a Permitted Encumbrance);

(x)   sell, assign, transfer, license, sublicense or otherwise dispose of any Parent IP or any Parent In-Licensed IP (other than pursuant to material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of Parent or its Subsidiaries);
(xi)   make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xii)   enter into, materially amend or terminate any Parent Material Contract (or Contract that would be deemed a Parent Material Contract if entered into prior to the date hereof);
(xiii)   other than as required by Law or GAAP, take any action to change in any material respect accounting policies or procedures;
(xiv)   initiate or settle any Legal Proceeding or other claim or dispute involving or against Parent or any Subsidiary of Parent;
(xv)   enter into or amend a Contract that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xvi)   (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;
(xvii)   publicly disclose any clinical or pre-clinical data relating to or resulting from Parent’s current pre-clinical studies or pending clinical trials;
(xviii)   take any action with respect to the development of Parent’s product candidates other than as set forth in the development plan set forth on Schedule 4.1(b)(xviii) hereto and the Parent Budget;
(xix)   enter into a new line of business or start to conduct a line of business in a new geographic area where it was not previously conducted;
(xx)   make any investment in marketable securities (which, for the avoidance of doubt, shall exclude U.S. treasuries maturing in three to six months from the date of such investment) with existing cash or cash equivalents or with proceeds received upon the maturity, or sale, of existing investments in marketable securities; or
(xxi)   agree, resolve or commit to do any of the foregoing.
(c)   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.2   Operation of the Company’s Business.
(a)   Except (i) as set forth on Schedule 4.2(a) hereto, (ii) as expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), or (v) as set forth in the Company’s operating budget delivered to Parent concurrently with the execution of this Agreement (the “Company Budget”), at all times during the Pre-Closing Period: the Company shall (A) conduct its business and operations in the Ordinary Course of Business and in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts and (B) continue to pay material outstanding accounts payable and other material current Liabilities (including payroll) when due and payable in the Ordinary Course of Business and (C) use commercially reasonable efforts to preserve intact in all material respects its assets, properties and material relationships with suppliers, commercial parties, licensees, licensors, employees and contractors.
(b)   Except (i) as set forth on Schedule 4.2(b) hereto, (ii) as expressly required by this Agreement, (iii) as required by applicable Law, (iv) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or (v) as set forth in the Company Budget, at all times during the Pre-Closing Period, the Company shall not do any of the following:
(i)   declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except repurchases of shares of Company Common Stock from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Company Plan in accordance with the terms of such award in effect on the date of this Agreement);
(ii)   sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for shares of Company Common Stock issued upon the valid exercise of outstanding Company Options); (B) any option, warrant or right to acquire any capital stock or any other security, other than an aggregate of 1,149,709 Company Options and/or restricted stock unit awards (1) granted to directors, employees and service providers in the Ordinary Course of Business and (2) granted to any newly hired officers or employees or any newly engaged independent contractor; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;
(iii)   accelerate the vesting or settlement of any outstanding Company Options or any other instrument convertible into or exchangeable for any capital stock or other security of the Company (except in accordance with the terms of any existing Company Contract);
(iv)   except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(v)   form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(vi)   (A) lend money to any Person (except for the advancement of reasonable and customary expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of other Persons, (D) except for capital expenditures incurred in furtherance of the development of the Company’s product candidates as of the date of this Agreement, make any capital expenditure in excess of $75,000 individually and $250,000 in the aggregate or (E) forgive any loans to any Persons, including the Company’s employees, officers, directors or Affiliates;
(vii)   other than as required by applicable Law or the terms of any Company Benefit Plan as in effect on the date of this Agreement: (A) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or bonus or other compensation or remuneration payable to, any of its directors, officers, consultants or employees, other than (1) increases in base salary and annual cash bonus opportunities and payments made, in each case, in the Ordinary Course of Business and (2) prorated bonuses paid to terminated employees in accordance with the terms of any existing Company Contract, in each case, which has been made available to Parent prior to the date hereof; or (B) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(viii)   recognize any labor union or labor organization;
(ix)   acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its material assets or properties or grant any Encumbrance with respect to such assets or properties, except, in each case of the foregoing cases, in the Ordinary Course of Business or in furtherance of the development of the Company’s existing product candidates as of the date of this Agreement;
(x)   sell, assign, transfer, license, sublicense or otherwise dispose of any Company IP or any Company In-Licensed IP (other than pursuant to material transfer agreements, clinical trial agreements, services agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements, in each case entered into in the Ordinary Course of Business on a non-exclusive basis and that do not grant any commercial rights to any products or services of the Company);
(xi)   make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven (7) months), or adopt or change any material accounting method in respect of Taxes;
(xii)   enter into, materially amend or terminate any Company Material Contract (or Contract that would be deemed a Company Material Contract if entered into prior to the date hereof), in each case, if such entry, amendment or termination would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xiii)   other than as required by Law or GAAP, take any action to change in any material respect accounting policies or procedures;
(xiv)   initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company; or
(xv)   (A) fail to maintain any material insurance policies in full force and effect prior to the renewal period of any such material insurance policies or (B) fail to use commercially reasonable efforts to renew any such material insurance policies following the applicable expiration or acquire substantially similar insurance policies;
(xvi)   enter into a new line of business or start to conduct a line of business in a new geographic area where it was not previously conducted; or
(xvii)   agree, resolve or commit to do any of the foregoing.
(c)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3   Access and Investigation.   Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and employees of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may reasonably deem necessary or appropriate; and (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or may redact any of the foregoing documents or reports to the extent necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by the disclosure of such document or report.
4.4   Parent Non-Solicitation.
(a)   Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize or permit any of their respective Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than an Acceptable Confidentiality Agreement); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent to, and enter into discussions or negotiations with, any Person in response to a bona fide Acquisition Proposal by such Person, which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal did not result from a breach of this Section 4.4; (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) prior to furnishing any such non-public information to such Person, Parent gives the Company notice of Parent’s intention to furnish non-public information to, or enter into discussions with, such Person and substantially contemporaneously furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company); and (D) prior to the furnishing of such information or the entry into such discussions or negotiations, Parent receives from such Person an executed confidentiality agreement (1) containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions), in the aggregate, at least as favorable to Parent as those contained in the Confidentiality Agreement and (2) that does not prohibit Parent from providing information to the Company in accordance with this Agreement (such executed confidentiality agreement, an “Acceptable Confidentiality Agreement”). Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of Parent or any of its Subsidiaries) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.
(b)   If Parent, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one (1) Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) (1) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (2) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives and (3) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto, including providing any updated written documentation and material correspondence to or from Parent, any of its Subsidiaries or any of their respective Representatives.
(c)   Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement, terminate access to any non-public information of Parent or any of its Subsidiaries provided to such Person via an electronic or physical data room in connection with any such Acquisition Proposal or Acquisition Inquiry and request the destruction or return of any non-public information of Parent or any of its Subsidiaries provided to such Person in connection with any such Acquisition Proposal or Acquisition Inquiry as soon as practicable after the date of this Agreement.
4.5   Company Non-Solicitation.
(a)   The Company agrees that, during the Pre-Closing Period, it shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing. Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.
(b)   If the Company or any of its Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one (1) Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) (1) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry), (2) in the case of a written Acquisition Proposal or Acquisition Inquiry, furnish any written documentation and correspondence to or from the Company or any of its Representatives and (3) in the case of an oral Acquisition Proposal or Acquisition Inquiry, provide a written summary of the terms thereof. The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.
(c)   The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition

Inquiry that has not already been terminated as of the date of this Agreement, terminate access to any non-public information of the Company provided to such Person via an electronic or physical data room and request the destruction or return of any non-public information of the Company provided to such Person as soon as practicable after the date of this Agreement.
4.6   Notification of Certain Matters.
(a)   During the Pre-Closing Period, the Company shall promptly (and in no event later than three (3) Business Days after the Company becomes aware of the same) notify Parent (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Company’s Knowledge, threatened against the Company or, to the Company’s Knowledge, any director or officer of the Company; (iii) the Company becomes aware of any material inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Parent pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.
(b)   During the Pre-Closing Period, Parent shall promptly (and in no event later than three (3) Business Days after Parent becomes aware of the same) notify the Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or any of its Subsidiaries is commenced, or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries or, to Parent’s Knowledge, any director or officer of Parent or any of its Subsidiaries; (iii) Parent becomes aware of any material inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Parent or Merger Sub to comply with any covenant or obligation of Parent or Merger Sub; in each case of clauses (i) through (iv), that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.
Section 5.   ADDITIONAL AGREEMENTS OF THE PARTIES
5.1   Registration Statement; Proxy Statement.
(a)   As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendments or supplements thereto are filed with the SEC, at the time the Proxy Statement or any amendments or supplements thereto are first mailed to Parent’s stockholders and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by or on behalf of the Company or its Representatives to Parent for inclusion in the Registration Statement (including the Company’s audited financial statements for the fiscal years ended 2022 and 2021 or the Company Interim Financial Statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by or on behalf of the Company or any of its Representatives for inclusion therein, and the Company makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, other than with respect to the information provided by or on behalf of the Company or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Parent shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Parent’s stockholders. The Company and Parent shall each use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements.
(b)   The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement and the Proxy Statement or reasonably requested by the other Party to be included in the Registration Statement and the Proxy Statement.
(c)   Each of the Parties shall use its reasonable best efforts to obtain (1) the Parent Registration Statement Tax Opinion and (2) the Company Registration Statement Tax Opinion, including (i) delivering to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) and Cooley LLP (“Cooley”) prior to the filing of the Registration Statement, customary Tax representation letters satisfactory to such counsel and (ii) delivering to Mintz and Cooley, dated and executed as of the dates of such Tax opinions, customary Tax representation letters satisfactory to such counsel. Each of the Parties shall use its reasonable best efforts not to, and not permit any Affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 5.1(c). For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to Closing.
5.2   Company Information Statement; Stockholder Written Consent.
(a)   Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three (3) Business Days thereafter, the Company shall prepare, with the cooperation of Parent, and cause to be mailed to its stockholders an information statement, which shall include a copy of the Proxy Statement (the “Information Statement”), to solicit the approval by written consent from the Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares of Company Capital Stock pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares of Company Capital Stock in connection with the Merger and thereby waives any rights to receive payment of the fair value of its shares of Company Capital Stock under the DGCL (collectively, the “Company Stockholder Matters”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Information Statement, including all amendments and supplements thereto, prior to the mailing thereof to the Company’s stockholders.
(b)   The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Information Statement or reasonably requested by the other Party to be included in the Information Statement.
(c)   The Company covenants and agrees that the Information Statement, including any pro forma financial statements included therein (and the letter to stockholders and form of Company Stockholder Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed, distributed or otherwise made available to the stockholders of the Company and at the time of receipt of the Required Company Stockholder Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent covenants and agrees that the information provided by or on behalf of Parent, its Subsidiaries or their respective Representatives to the Company for inclusion in the Information Statement (including Parent’s audited consolidated financial statements for the fiscal years ended 2022 and 2021 or Parent’s interim consolidated financial statements, as the case may be) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the stockholders and form of Company Stockholder Written Consent included therewith), if any, based on information furnished in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC and applicable federal and state securities Laws requirements in all material respects.
(d)   Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. Parent and its legal counsel shall be given reasonable opportunity to review and comment on the Stockholder Notice, including all amendments and supplements thereto, prior to the mailing thereof to the Company’s stockholders.
(e)   The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to approve the Company Stockholder Matters and shall use commercially reasonable efforts to solicit such approval from the Company’s stockholders within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve the Company Stockholder Matters being referred to as the “Company Board Recommendation”); and (ii)(1) the Company Board Recommendation shall not be withdrawn or modified, (2) the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation and (3) no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (ii), if taken, shall constitute, in each case, a “Company Board Adverse Recommendation Change”).

(f)   The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) and Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.
5.3   Parent Stockholders’ Meeting.
(a)   Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock for the purpose of seeking approval of this Agreement and the Contemplated Transactions, including:
(i)   the issuance of Parent Common Stock or other securities of Parent that represent (or are convertible into) more than twenty percent (20%) of the shares of Parent Common Stock outstanding immediately prior to the Merger to the holders of Company Capital Stock and Company Options in connection with the Contemplated Transactions pursuant to the Nasdaq rules (the “Parent Share Issuance”); and
(ii)   any other proposals the Parties deem necessary or desirable to consummate the Contemplated Transactions.
(the matters contemplated by Section 5.3(a)(i) through Section 5.3(a)(ii) are referred to as the “Parent Stockholder Matters,” and such meeting, the “Parent Stockholders’ Meeting”).
(b)   The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, in any event, no later than forty-five (45) calendar days (or such shorter period time as may be reasonably recommended by a proxy solicitation firm engaged by Parent in connection with the Parent Stockholders’ Meeting) after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any postponements or adjournments without the prior written consent of the Company.
(c)   Parent agrees that, subject to Section 5.3(d): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(b), (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board with respect to the Parent Stockholder Matters being referred to as the “Parent Board Recommendation”); and (iii)(1) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified, (2) the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation and (3) no resolution by the Parent Board or any committee thereof to withdraw or modify the Parent Board Recommendation or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), if taken, shall constitute, in each case, a “Parent Board Adverse Recommendation Change”).
(d)   Notwithstanding anything to the contrary contained in this Agreement, and subject to compliance with Section 4.4 and this Section 5.3(d), if at any time prior to the approval of the Parent Stockholder Matters at the Parent Stockholders’ Meeting by the Required Parent Stockholder Vote:
(i)   if Parent has received a bona fide Acquisition Proposal (which Acquisition Proposal did not result from a breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Parent Board may make a Parent Board Adverse Recommendation Change, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company prior written notice of its intention to consider making a Parent Board Adverse Recommendation Change at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change (a “Determination Notice”; and such period, the “Parent Notice Period”) (which notice shall not constitute a Parent Board Adverse Recommendation Change); and (C)(1) Parent shall have provided the Company with the identity of the Person making the Acquisition Proposal, as well as a summary of the material terms and conditions of the Acquisition Proposal (and in the case of a written Acquisition Proposal, any written documentation related thereto) in accordance with Section 4.4(b), (2) Parent shall, and shall have caused its Representatives to, during the Parent Notice Period, negotiate in good faith with the Company (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (3) after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Parent Board Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation during the Parent Notice Period, which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer during the Parent Notice Period; (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to enable the Company to propose in writing an offer binding on the Company to effect such adjustments to the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price that Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the Parties shall comply again with the requirements of this Section 5.3(d) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions); and
(ii)   other than in connection with an Acquisition Proposal, the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law; (B) Parent shall have given the Company a Determination Notice at least four (4) Business Days prior to making any such Parent Board Adverse Recommendation Change; and (C)(1) Parent shall have provided the Company with a description of the Parent Change in Circumstance in reasonable detail, including the material facts and circumstances related to the Parent Change in Circumstance, (2) Parent shall, and shall have caused its Representatives to, during the four (4) Business Days after the Determination Notice, negotiate in good faith with the Company (to the extent the Company desires to do so) to enable the Company to propose revisions to the terms of this Agreement or make another proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance would be inconsistent with its fiduciary duties of the Parent Board to Parent’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.3(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Parent Change in Circumstance and require a new Determination Notice, except that the references to four (4) Business Days shall be deemed to be three (3) Business Days (it being understood that there may be multiple extensions).
(e)   Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Parent’s stockholders; provided however, that any disclosure made by Parent or the Parent Board pursuant to the foregoing shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make additional disclosure would be inconsistent with its fiduciary duties under applicable Law. Parent shall not withdraw or modify the Parent Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).
(f)   Unless this Agreement is otherwise terminated pursuant to Section 9.1, Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 5.3(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Parent Board Adverse Recommendation Change.
5.4   Regulatory Approvals.   Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports, filings and other documents, if any, required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, to submit promptly any additional information requested by any such Governmental Body, and to keep the other Party promptly informed of any communication from or to any Governmental Body.
5.5   Company Options.
(a)   At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as set forth in clause (iv) of the following sentence). All rights, terms, and restrictions with respect to Company Common Stock underlying the Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Common Stock Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Common Stock Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of the respective grant agreements governing the Company Options and the applicable Company Plan, Parent may amend the terms of the Company Options and the Company Plan, in accordance with the terms thereof, to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events that relate to Parent or Parent Common Stock) and such Company Options shall be subject to further adjustment as appropriate and necessary to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time; and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent. Each Company Option so assumed by Parent is intended to qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option prior to the Effective Time, and, further, the assumption of such Company Option pursuant to this Section 5.5(a) shall be effected in a manner that satisfies the requirements of Sections 409A and 424(a) of the Code and the Treasury Regulations promulgated thereunder, and this Section 5.5(a) will be construed consistent with this intent.
(b)   Parent shall file with the SEC, promptly, but no later than thirty (30) calendar days, after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock that are issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).
(c)   Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.
5.6   Indemnification of Officers and Directors.
(a)   From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted by Parent’s Organizational Documents. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
(b)   The provisions of the Organizational Documents of Parent or any of its Subsidiaries with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent or any of its Subsidiaries that are set forth in the Organizational Documents of Parent or any of its Subsidiaries as of the date of this Agreement shall not be amended, modified or repealed for a period of six (6) years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent or any of its Subsidiaries, unless such modification is required by applicable Law. The Organizational Documents of the Surviving Corporation shall contain, and Parent shall cause the Organizational Documents of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those set forth in the Organizational Documents of Parent as of the date of this Agreement.
(c)   From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of the Company and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent or any of its Subsidiaries to its D&O

Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Organizational Documents of Parent or any of its Subsidiaries and pursuant to any indemnification agreements between Parent or any of its Subsidiaries and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d)   From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Parent.
(e)   From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of the rights provided to such persons in this Section 5.6.
(f)   All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of Parent or the Company or any of their respective Subsidiaries as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company and any of their respective Subsidiaries by Law, charter, statute, bylaw or Contract and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g)   From and after the Effective Time, in the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.6. The obligations set forth in this Section 5.6 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party or any person who is a beneficiary under the policies referred to in this Section 5.6 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or such other beneficiary.
5.7   Additional Agreements.
(a)   During the Pre-Closing Period, the Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party shall use commercially reasonable efforts to: (i) make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions; (iii) lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) satisfy the conditions precedent to the consummation of the Contemplated Transactions.
(b)   During the Pre-Closing Period, the Parties shall (i) cooperate in all respects and consult with each other in connection with any filing, submission or communication with any Drug Regulatory Agency, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Party prompt notice of any communications from any Drug Regulatory Agency in connection with such filing, submission or prior communication, (iii) consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such filing or submission with any Drug Regulatory Agency, (iv) except as may be prohibited by any Legal Requirement, in connection with any such filing or submission, provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such filing or submission and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Drug Regulatory Agency in connection with such filing or submission.
(c)   During the Pre-Closing Period, Parent shall take, and shall cause its Representatives to take the actions set forth on Schedule 5.7(c) hereto.
5.8   Public Announcement.   The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Parent Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Parent Associates or Company Associates without the other Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or prior written consent, make any public statement in response to specific questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Parent SEC Documents, so long as any such statements, announcements or disclosures are consistent with and do not disclose material information not previously disclosed in previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) in compliance with this Section 5.8; (b) a Party may, without the prior written consent of the other Party but subject to giving advance notice to the other Party of, and consulting with the other Party regarding, the text of such press release, announcement or statement, issue any such press release or make any such public announcement or statement which Parent shall have determined in good faith, upon the advice of outside legal counsel, is required by any applicable Law; and (c) Parent need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Parent Board Adverse Recommendation Change.
5.9   Listing.   Parent shall use its commercially reasonable efforts, (a) to maintain its existing listing on Nasdaq until the Closing Date; (b) without derogating from the generality of the requirements of the foregoing clause (a) and to the extent required by the rules and regulations of Nasdaq, (i) to prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the Nasdaq Listing Application and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.
5.10   Tax Matters.
(a)   For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.
(b)   The Parties shall use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take (or knowingly fail to take) any action or cause (or knowingly fail to cause) any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. The Parties shall use commercially reasonable efforts to operate the Surviving Corporation so as to meet the “continuity of business enterprise” requirement. The Parties shall not file any

U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.
5.11   Directors and Officers.   The Parties shall take all necessary action so that (a) the Persons listed on Schedule 5.11 under the heading “Officers” are elected or appointed, as applicable, to their respective positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and Parent’s Organizational Documents and (b) the Persons listed on Schedule 5.11 under the heading “Directors” are elected or appointed, as applicable, to the positions of directors of Parent, as set forth therein, and to the classes of such director positions as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and Parent’s Organizational Documents. If any Person listed on Schedule 5.11 under the heading “Officers” is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. If any Person listed on Schedule 5.11 is unable or unwilling to serve as a director of Parent, as set forth therein, as of the Effective Time, the Party (or Parties) appointing such Person (as set forth on Schedule 5.11) shall designate a successor. The Persons listed on Schedule 5.11 under the heading “Board Designees — Parent” shall be Parent’s designees pursuant to clause (b) of this Section 5.11 (which list may be changed by Parent at any time prior to the Closing by written notice to the Company to include different board designees who are reasonably acceptable to the Company). The Persons listed on Schedule 5.11 under the heading “Board Designees — Company” shall be the Company’s designees pursuant to clause (b) of this Section 5.11 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).
5.12   Termination of Certain Agreements and Rights.   The Company shall cause all of the Investor Agreements set forth on Schedule 5.12 to be terminated immediately prior to the Effective Time.
5.13   Section 16 Matters.   Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock, restricted stock awards to acquire Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act. Promptly following the date of this Agreement and at least five (5) Business Days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, (b) the number of Company Options owned by such individual and expected to be assumed by Parent and converted into rights with respect to Parent Common Stock in accordance with Section 5.5 and (c) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.
5.14   Allocation Certificates.
(a)   The Company will prepare and deliver to Parent no later than five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (i) each holder of Company Capital Stock and Company Options, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held or underlying the Company Options as of the immediately prior to the Effective Time for each such holder; and (iv) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Company Option assumed by Parent, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b)   Parent will prepare and deliver to the Company at least five (5) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time (i) each record holder of Parent Common Stock, Parent Warrants, Parent Options or Parent RSUs and (ii) the number of shares of Parent Common Stock held and/or underlying the Parent Warrants, Parent Options or Parent RSUs as of the Effective Time for such holder (the “Parent Outstanding Shares Certificate”).
5.15   Company Financial Statements.   As promptly as reasonably practicable following the date of this Agreement: (i) and no later than August 14, 2023, the Company will furnish to Parent unaudited financial statements of the Company for the period ended March 31, 2023 (the “Company Q1 Financial Statements”) and no later than September 10, 2023, the Company will furnish to Parent unaudited financial statements of the Company for the period ended June 30, 2023 (together with the Company Q1 Financial Statements, the “Company Financial Statements”); (ii) and no later than August 14, 2023, the Company will furnish to Parent audited financial statements for the fiscal years ended 2022 and 2021 (the “Company Audited Financial Statements”); and (iii) the Company will furnish to Parent unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Financial Statements, the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Financial Statements, the Company Audited Financial Statements and Company Interim Financial Statements, as the case may be.
5.16   Takeover Statutes.   If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Contemplated Transactions.
5.17   Stockholder Litigation.   Until the earlier of the termination of this Agreement in accordance with its terms or the Effective Time, each Party shall (a) promptly advise the other Party in writing of any stockholder litigation or investigation against it or its directors relating to this Agreement or the Contemplated Transactions and keep the other Party fully informed regarding such stockholder litigation and (b) give the other Party the opportunity to participate in the defense or settlement of any stockholder litigation or investigation relating to this Agreement or the Contemplated Transactions, and not settle any such litigation or investigation without the other Party’s written consent, which will not be unreasonably withheld, conditioned or delayed.
Section 6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY
The obligations of each Party to effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, the written waiver by each of the Parties), at or prior to the Closing, of each of the following conditions:
6.1   No Restraints.   No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.2   Stockholder Approval.   (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote and such Required Company Stockholder Vote shall remain in full force and effect and shall not have been revoked.

6.3   Listing.   (a) The existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and (b) the shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.
6.4   Effectiveness of Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
6.5   Parent Post-Closing Financing.   The Subscription Agreements shall be in full force and effect and cash proceeds of not less than the Concurrent Investment Amount shall be available to Parent immediately following the Closing.
Section 7.   ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB
The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or, to the extent permitted by applicable Law, the written waiver by Parent), at or prior to the Closing, of each of the following conditions:
7.1   Accuracy of Representations.   (i) The representation and warranty of the Company set forth in Section 2.8(b) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Company Capitalization Representations shall have been true and correct in all but de minimis respects as of the date of this Agreement and shall be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all but de minimis respects as of such date); (iii) the Company Fundamental Representations (other than the Company Capitalization Representations) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iv) the representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, the Company Capitalization Representations and Section 2.8(b)) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2   Performance of Covenants.   The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3   Documents.   Parent shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Sections 7.1, 7.2, and 7.4 have been duly satisfied; and
(b)   the Allocation Certificate.

7.4   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.
7.5   Termination of Investor Agreements.   The Investor Agreements set forth on Schedule 5.12 shall have been terminated (or will be terminated as of the Closing).
7.6   Company Lock-Up Agreements.   The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
7.7   FIRPTA Certificate.   Parent shall have received (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice from the Company to be delivered to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company, and in form and substance reasonably acceptable to Parent.
7.8   Dissenting Shares.   Holders of no more than 10% of shares of Company Capital Stock shall have exercised statutory appraisal rights pursuant to Section 262 of the DGCL with respect to such shares of Company Capital Stock.
7.9   Siegall Employment Agreement.   The Siegall Employment Agreement shall be in full force and effect.
Section 8.   ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY
The obligations of the Company to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at Closing are subject to the satisfaction (or, to the extent permitted by applicable Law, the written waiver by the Company), at or prior to the Closing, of each of the following conditions:
8.1   Accuracy of Representations.   (i) The representations and warranties of Parent and Merger Sub set forth in Section 3.8(b) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of such date; (ii) the Parent Capitalization Representations shall have been true and correct in all but de minimis respects as of the date of this Agreement and shall be true and correct in all but de minimis respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all but de minimis respects as of such date); (iii) the Parent Fundamental Representations (other than the Parent Capitalization Representations) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date); and (iv) the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations, the Parent Capitalization Representations and Section 3.8(b)) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2   Performance of Covenants.   Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3   Documents.   The Company shall have received the following documents, each of which shall be in full force and effect:
(a)   a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent certifying that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied;
(b)   the Parent Outstanding Shares Certificate; and
(c)   a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the directors of Parent who are not to continue as directors of Parent after the Effective Time pursuant to Section 5.11 hereof.
8.4   No Parent Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that is continuing.
8.5   Parent Lock-Up Agreements.   The Parent Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
Section 9.   TERMINATION
9.1   Termination.   This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Company Stockholder Matters by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company if the Contemplated Transactions shall not have been consummated by February 28, 2024 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s (or, in the case of Parent, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the SEC has not declared the Registration Statement effective under the Securities Act by the date which is thirty (30) calendar days prior to the End Date, then Parent shall be entitled to extend the End Date for an additional forty (40) calendar days by prior written notice to the Company;
(c)   by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d)   by Parent if the Required Company Stockholder Vote shall not have been obtained within three (3) Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);
(e)   by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Share Issuance and (ii) the Parent Share Issuance shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f)   by the Company (at any time prior to the approval of the Parent Share Issuance by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;
(g)   by Parent (at any time prior to the Required Company Stockholder Vote being obtained) if a Company Triggering Event shall have occurred;
(h)   by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from the Company to Parent of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);
(i)   by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the End Date and (ii) the expiration of a thirty (30) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or
(j)   by Parent, if the Company Financial Statements or Company Audited Financial Statements have not been provided by the Company to Parent in accordance with Section 5.15(i) or Section 5.15(ii), respectively; provided that this Agreement shall not terminate pursuant to this Section 9.1(j) until the earlier of (i) the End Date and (ii) the expiration of a sixty (60) calendar day period commencing upon delivery of written notice from Parent to the Company of such breach and its intention to terminate this Agreement pursuant to this Section 9.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such breach if such breach by the Company is cured prior to such termination becoming effective).
The Party desiring to terminate this Agreement pursuant to this Section 9.1 shall give the other Party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 5.8, this Section 9.2, Section 9.3, Section 10 and the definitions of the defined terms in such Sections (including the definitions of such defined terms set forth in Exhibit A) shall survive the termination of this Agreement and shall remain in full force and effect following such termination, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3   Expenses; Termination Fees.
(a)   Except as set forth in this Section 9.3 the Transaction Expenses shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)   If:
(i)   (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(e) or Section 9.1(h), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to Parent or the Parent Board at any time after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn) and (C) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or
(ii)   this Agreement is terminated by the Company pursuant to Section 9.1(f) (or, at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 9.1(f));
then Parent shall pay to the Company a nonrefundable fee in an amount equal to $3,000,000 (the “Company Termination Fee”), in the case of Section 9.3(b)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(b)(ii), concurrently with the termination of this Agreement plus any amount payable to the Company pursuant to Section 9.3(f).
(c)   If:
(i)   (A) this Agreement is terminated pursuant to Section 9.1(b), Section 9.1(d), or Section 9.1(i), (B) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company or the Company Board at any time after the date of this Agreement but prior to obtaining the Required Company Stockholder Vote (which shall not have been withdrawn, (1) in the case of a termination pursuant to Section 9.1(b) or Section 9.1(i), at the time the Required Company Stockholder Vote is obtained and (2) in the case of a termination pursuant to Section 9.1(d), at the time of such termination) and (C) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction in respect of the Acquisition Proposal referred to in clause (B) or in respect of any other Acquisition Proposal; or
(ii)   this Agreement is terminated by Parent pursuant to Section 9.1(g) (or, at the time this Agreement is terminated, Parent had the right to terminate this Agreement pursuant to Section 9.1(g)), then the Company shall pay to Parent a nonrefundable fee in an amount equal to $3,000,000 (the “Parent Termination Fee”), in the case of Section 9.3(c)(i), upon the consummation of such Subsequent Transaction or, in the case of Section 9.3(c)(ii), concurrently with the termination of this Agreement plus any amount payable to Parent pursuant to Section 9.3(f).
(d)   (i) If this Agreement is terminated pursuant to Section 9.1(e) or Section 9.1(h) or (ii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a Parent Material Adverse Effect as set forth in Section 8.4 (provided, that at such time all of the other conditions precedent to Parent’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by Parent), then Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Company Termination Fee which becomes payable thereafter.
(e)   (i) If this Agreement is terminated pursuant to Section 9.1(d) or Section 9.1(i) or (ii) in the event of the failure of Parent to consummate the transactions to be consummated to the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.4 (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by Parent are capable of being satisfied by Parent or have been waived by the Company, the Company shall reimburse Parent for all Third Party Expenses incurred by Parent up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to Parent except for reasonably documented out-of-pocket expenses otherwise reimbursable by Parent to such financial advisors pursuant to the terms of Parent’s engagement letter or similar arrangement with such financial advisors. For the avoidance of doubt, to the extent any Third Party Expenses are paid, such amounts shall be credited against any Parent Termination Fee which becomes payable thereafter.
(f)   Any Company Termination Fee or Parent Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent (3%).
(g)   The Parties agree that, subject to Section 9.2, (i) payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(g) shall limit the rights of Parent and Merger Sub under Section 10.11.
(h)   The Parties agree that, subject to Section 9.2, (i) payment of the Parent Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Parent following the termination of this Agreement under the circumstances described in Section 9.3(c), it being understood that in no event shall the Company be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Parent Termination Fee (x) the Company shall have no further liability to Parent in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the Company giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither Parent nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the

Company or seek to obtain any recovery, judgment or damages of any kind against the Company (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of the Company) in connection with or arising out of this Agreement or the termination thereof, any breach by the Company giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) Parent and its Affiliates shall be precluded from any other remedy against the Company and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of the Company under Section 10.11.
(i)   Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable Party in the circumstances in which such amount is payable.
Section 10.   MISCELLANEOUS PROVISIONS
10.1   Non-Survival of Representations and Warranties.   The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2   Amendment.   This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Required Company Stockholder Vote or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
10.3   Waiver.
(a)   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b)   No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4   Entire Agreement; Counterparts; Exchanges by Electronic Transmission.   This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission (including .PDF format or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., DocuSign) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5   Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL.   This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (F) IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO TRIAL BY JURY.
10.6   Attorneys’ Fees.   In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned, delegated or otherwise transferred (voluntarily or involuntarily, by operation of law or otherwise) by such Party without the prior written consent of the other Party, and any attempted assignment, delegation or other transfer of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (provided that no bounceback or similar “undeliverable” message is received by such sender) prior to 5:00 p.m. New York time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Parent or Merger Sub:
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341
Attention: Purnanand D. Sarma, Ph.D.
Email: [***]
with a copy to (which shall not constitute notice):
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341
Attention: Sandra G. Stoneman, Esq.
Email: [***]
and with a copy to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
919 Third Avenue
New York, NY 10022
Attention: Kenneth Koch, Esq. and Daniel Bagliebter, Esq.
Email: KRKoch@mintz.com and DABagliebter@mintz.com

if to the Company:
Morphimmune Inc.
1281 Win Hentschel Blvd., Suite 1300
West Lafayette, IN 47906
Attention: Clay Siegall, Ph.D.
Email: [***]
with a copy to (which shall not constitute notice):
Cooley LLP
10265 Science Center Drive
San Diego, CA 92121
Attention: Thomas A. Coll and Barbara L. Borden
Email: collta@cooley.com and bordenbl@cooley.com
10.9   Cooperation.   Each Party agrees to cooperate reasonably with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with their specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond, surety or other security in connection with any such order or injunction.
10.12   No Third Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13   Construction.
(a)   References to “cash,” “dollars” or “$” are to U.S. dollars.
(b)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c)   The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d)   As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e)   As used in this Agreement, the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”
(f)   Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(g)   Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(h)   The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(i)   The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(j)   Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is two (2) calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(k)   Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

10.14   Defined Terms Elsewhere.
Term	Section
Acceptable Confidentiality Agreement	4.4(a)
Agreement	Preamble
Allocation Certificate	5.14(a)
Anti-Bribery Laws	2.22
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	5.15
Company Benefit Plan	2.17(a)
Company Board Adverse Recommendation Change	5.2(e)
Company Board Recommendation	5.2(e)
Company Budget	4.2(a)
Company Disclosure Schedule	Section 2
Company Financials	2.7(a)
Company Q1 Financial Statements	5.15
Company In-bound License	2.12(d)
Company In-Licensed IP	2.12(b)
Company In-Licensed Registered IP	2.12(b)
Company Interim Financial Statements	5.15
Company Lock-Up Agreement	Recitals
Company Material Contract(s)	2.13(a)
Company Out-bound License	2.12(d)
Company Owned Registered IP	2.12(a)
Company Permits	2.14(b)
Company Plan	2.6(c)
Company Real Estate Leases	2.11
Company Stock Certificate	1.6
Company Stockholder Matters	5.2(a)
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent(s)	Recitals
Company Termination Fee	9.3(b)
Cooley	5.1(c)
Determination Notice	5.3(d)(i)
Dissenting Shares	1.8(a)
D&O Indemnified Parties	5.6(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)

Term	Section
Information Statement	5.2(a)
Intended Tax Treatment	5.10(a)
Investor Agreements	2.21(b)
Liability	2.9
Merger	Recitals
Merger Sub	Preamble
Mintz	5.1(c)
Nasdaq Listing Application	5.9
Parent	Preamble
Parent Benefit Plan	3.17(a)
Parent Board Adverse Recommendation Change	5.3(c)
Parent Board Recommendation	5.3(c)
Parent Budget	4.1(a)
Parent Disclosure Schedule	Section 3
Parent In-bound License	3.12(d)
Parent In-Licensed IP	3.12(b)
Parent In-Licensed Registered IP	3.12(b)
Parent Lock-Up Agreement	Recitals
Parent Material Contract(s)	3.13(a)
Parent Notice Period	5.3(d)(i)
Parent Out-bound License	3.12(d)
Parent Outstanding Shares Certificate	5.14(b)
Parent Owned Registered IP	3.12(a)
Parent Permits	3.14(b)
Parent Real Estate Leases	3.11
Parent SEC Documents	3.7(a)
Parent Share Issuance	5.3(a)(i)
Parent Stockholder Matters	5.3(a)
Parent Stockholders’ Meeting	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Termination Fee	9.3(c)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Vote	3.4
Sensitive Data	2.12(g)
Stockholder Notice	5.2(d)
Subscription Agreement	Recitals
Surviving Corporation	1.1
Third Party Expenses	9.3(d)
(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
IMMUNOME, INC.
By:
/s/ Purnanand D. Sarma, Ph.D.

Name:
Purnanand D. Sarma, Ph.D.

Title:
President and Chief Executive Officer

IBIZA MERGER SUB, INC.
By:
/s/ Purnanand D. Sarma, Ph.D.

Name:
Purnanand D. Sarma, Ph.D.

Title:
President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.
MORPHIMMUNE INC.
By:
/s/ Clay Siegall, Ph.D.

Name:
Clay Siegall, Ph.D.

Title:
Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
CERTAIN DEFINITIONS
For purposes of this Agreement (including this Exhibit A):
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company or any of its Affiliates, on the one hand, or Parent or any of its Affiliates, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that the term “Acquisition Inquiry” shall not include the Merger or the other Contemplated Transactions.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(i)   any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, the Parent Post-Closing Financing shall not be, nor shall securities to be acquired thereby, trigger an “Acquisition Transaction”; or
(ii)   any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the corollary terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Aggregate Parent Shares” means 11,659,676 shares of Parent Common Stock to be issued in respect of the Company Capital Stock and Company Options.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“Code” means the Internal Revenue Code of 1986.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in the first sentence of Section 2.6(a) and the first sentence of Section 2.6(c).
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Common Stock Exchange Ratio” means 0.3042.

Exhibit A-1

“Company Contract” means any Contract: (a) to which the Company is a party; (b) by which the Company or any Company IP or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.
“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company as a single employer within the meaning of Section 414 of the Code.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), 2.6 (Capitalization) and 2.20 (No Financial Advisors).
“Company IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by the Company.
“Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which the Company operates, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) the announcement of this Agreement or the pendency of the Contemplated Transactions or (f) resulting from the taking of any action expressly required to be taken by this Agreement; except, in each case, with respect to clauses (a) through (d), to the extent such Effect disproportionately affects the Company relative to other similarly situated companies in the industries in which the Company operates.
“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Preferred Stock” means, collectively, the Company Series A Preferred Stock, Company Series A-1 Preferred Stock and Company Series A-2 Preferred Stock.
“Company Registration Statement Tax Opinion” means a written opinion from Cooley, dated as of such date as may be required by the SEC in connection with the filing of the Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Section 5.1(c)(ii) of the Company Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Cooley shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Section 5.1(c)(i) of the Parent Disclosure Schedule and Section 5.1(c)(i) of the Company Disclosure Schedule, respectively.
“Company Series A Preferred Stock” means the Series A preferred stock, $0.0001 par value per share, of the Company.
“Company Series A Preferred Stock Exchange Ratio” means 0.3042.
“Company Series A-1 Preferred Stock” means the Series A-1 preferred stock, $0.0001 par value per share, of the Company.
“Company Series A-1 Preferred Stock Exchange Ratio” means 0.3042.
“Company Series A-2 Preferred Stock” means the Series A-2 preferred stock, $0.0001 par value per share, of the Company.

Exhibit A-2

“Company Series A-2 Preferred Stock Exchange Ratio” means 0.3042.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) calendar days after Parent so requests in writing (it being understood that the Company Board will have no obligation to make such reaffirmation on more than two (2) separate occasions); (c) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (d) following the date of this Agreement, the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.
“Company Unaudited Interim Balance Sheet” means the unaudited balance sheet of the Company for the period ended March 31, 2023 provided to Parent prior to the date of this Agreement.
“Company’s Knowledge” means the actual knowledge of Jack Higgins, Max Rosett, Clay Siegall and Bruce Turner and such knowledge as such Persons would reasonably be expected to have obtained in the ordinary course of their performance of their employment or consulting duties to the Company (after due inquiry).
“Concurrent Investment Amount” means $125,000,000.
“Confidentiality Agreement” means the Non-Disclosure Agreement, dated as of March 10, 2023, and as amended on March 19, 2023 between the Company and Parent.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement.
“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature, whether written or oral, to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“COVID-19” means the novel coronavirus (SARS-CoV-2) and related variants thereof.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance or development.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened

Exhibit A-3

releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof and petroleum products or by-products.
“Intellectual Property Rights” means all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (f) above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.
“IRS” means the United States Internal Revenue Service.
“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Merger Consideration” means, on a per share basis, the number of shares of Parent Common Stock (and cash in lieu of any fractional share of Parent Common Stock) issuable in exchange for each share of Company Capital Stock, as applicable, in accordance with Section 1.5(a).
“Merger Sub Board” means the board of directors of Merger Sub.

Exhibit A-4

“Nasdaq” means the Nasdaq Capital Market.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent with its and its Subsidiaries’ past practices; provided, however, that the Ordinary Course of Business of each Party shall also include any actions expressly required by this Agreement.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Pandemic Response Laws” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act, the COVID-related Tax Relief Act of 2020, the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster (as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Tax authority (including IRS Notice 2020-65)), and any other similar or additional U.S. federal, state, or local or non-U.S. Law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.
“Parent Associate” means any current or former employee, independent contractor, officer or director of Parent or any of its Subsidiaries.
“Parent Balance Sheet” means the unaudited balance sheet of Parent as of March 31, 2023 included in Parent’s Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC.
“Parent Board” means the board of directors of Parent.
“Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in the first sentence of Section 3.6(a) and the first sentence of Section 3.6(c).
“Parent Change in Circumstance” means any development or change in circumstance (other than any such development or change in circumstance related to (A) the entry by Parent into this Agreement or the pendency of the Contemplated Transactions, (B) any Acquisition Proposal, Acquisition Inquiry or the consequences thereof or (C) the fact, in and of itself, that Parent meets or exceeds internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Parent Common Stock (it being understood that the underlying cause of any of the foregoing in this clause (C) may be considered and taken into account to the extent not otherwise excluded by this definition)) that (1) materially affects the business, assets or operations of Parent and that occurs or arises after the date of this Agreement and (2) was not known or reasonably foreseeable to the Parent Board or the officers of Parent on the date of this Agreement.
“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.
“Parent Contract” means any Contract: (a) to which Parent or any of its Subsidiaries is a party; (b) by which Parent or any of its Subsidiaries or any Parent IP or any other asset of Parent or its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Parent or any of its Subsidiaries has or may acquire any right or interest.
“Parent Equity Incentive Plans” means Parent’s Amended and Restated 2008 Equity Incentive Plan, Amended and Restated 2018 Equity Incentive Plan, and 2020 Equity Incentive Plan.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent ESPP” means Parent’s 2020 Employee Stock Purchase Plan.

Exhibit A-5

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1 (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required), 3.6 (Capitalization) and 3.20 (No Financial Advisors).
“Parent IP” means all Intellectual Property Rights that are owned or co-owned or purported to be owned or co-owned by Parent or its Subsidiaries.
“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent or its Subsidiaries, taken as a whole; provided, however, that any Effect, individually or together with other Effects, arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business, political or economic conditions generally affecting the industry in which Parent and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19 and any evolutions or mutations thereof) and related or associated epidemics, disease outbreaks or quarantine restrictions, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (e) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (g) the announcement of this Agreement or the pendency of the Contemplated Transactions or (h) resulting from the taking of any action expressly required to be taken by this Agreement except in each case, with respect to clauses (a) through (c) and (f), to the extent such Effect disproportionately affects Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.
“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent.
“Parent Plans” means (a) the Parent Equity Incentive Plans and (b) the Parent ESPP.
“Parent Post-Closing Financing” means an acquisition of Parent Common Stock to be consummated immediately following the Closing pursuant to the Subscription Agreements.
“Parent Registration Statement Tax Opinion” means a written opinion from Mintz, dated as of such date as may be required by the SEC in connection with the filing of the Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Section 5.1(c)(ii) of the Parent Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Mintz shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations set forth in certificates of officers of Parent and the Company, in substantially the forms set forth in Section 5.1(c)(i) of the Parent Disclosure Schedule and Section 5.1(c)(i) of the Company Disclosure Schedule, respectively.
“Parent RSUs” means any restricted stock unit award granted pursuant to the Parent Plans or otherwise.
“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within ten (10) calendar days after the Company so requests in writing (it being understood that the Parent Board will have no obligation to make such reaffirmation on more than two (2) separate occasions); (c) the Parent Board or any committee thereof shall have approved, endorsed or recommended

Exhibit A-6

any Acquisition Proposal; (d) following the date of this Agreement, Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (e) Parent or any director or officer of Parent shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of this Agreement.
“Parent Warrants” means the warrants to purchase capital stock of Parent listed on Section 3.6(a) of the Parent Disclosure Schedule.
“Parent’s Knowledge” means the actual knowledge of Dennis Giesing, PhD, Matthew K. Robinson, PhD, Corleen Roche, Purnanand Sarma, PhD and Sandra G. Stoneman and such knowledge as such Persons would reasonably be expected to have obtained in the ordinary course of their performance of their employment duties to Parent or any of its Subsidiaries (after due inquiry).
“Party” or “Parties” means the Company, Merger Sub and Parent.
“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent or any of its Subsidiaries, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or Parent or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Body.
“Proxy Statement” means the definitive proxy statement/prospectus to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.
“Reference Date” means June 27, 2023.
“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.
“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Capital Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all shares of Company Capital Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933.
“Siegall Employment Agreement” means the Employment Agreement by and between Parent and Clay Siegall, in the form attached hereto as Exhibit F.
“Subscription Agreement” has the meaning set forth in the Recitals.

Exhibit A-7

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” means, an Entity of a Person that such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 80% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; (b) is not subject to any financing condition (and if financing is required, such financing is fully committed); and (c) is on terms and conditions that the Parent Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the Company to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, are more favorable, from a financial point of view, to Parent’s stockholders than the terms of the Contemplated Transactions.
“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.
“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof in the nature of a tax, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transaction Expenses” means, with respect to each Party, all fees and expenses incurred by such Party at or prior to the Effective Time in connection with the Contemplated Transactions and this Agreement, including (a) any fees and expenses of legal counsel and accountants and the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, and other advisors of such Party in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions (including in connection with any stockholder litigation relating to this Agreement or any of the Contemplated Transactions), including finders’ fees; (b) fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement, and any amendments and supplements thereto, with the SEC; (c) any fees and expenses in connection with the printing, mailing and distribution of the Registration Statement and any amendments and supplements thereto; (d) the fees and expenses payable to Nasdaq in connection with the Nasdaq Listing Application; (e) any bonus, severance, change-in-control or retention payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the Closing) that become due or payable to any director, officer, employee or consultant of such Party in connection with the consummation of the Contemplated Transactions; (f) any notice payments, change-of-control payments, fines or other payments to be made in connection with terminating any existing Contract.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“Unanimously” means, with respect to Parent Board, the directors of Parent other than Franklyn G. Prendergast, MD, PhD and with respect to the Company Board, the directors of the Company other than Franklyn G. Prendergast, MD, PhD.

Exhibit A-8

Annex B
June 28, 2023
Board of Directors
Immunome, Inc.
665 Stockton Drive, Suite 300
Exton, PA 19341
Members of the Board:
Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Immunome, Inc. (“Parent”) is considering entering into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ibiza Merger Sub, a wholly-owned subsidiary of Parent (“Merger Sub”), and Morphimmune, Inc. (the “Company”), pursuant to which (i) Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and as a wholly-owned subsidiary of Parent, and (ii) each outstanding share of capital stock of the Company (“Company Capital Stock”) (excluding any such shares held as treasury stock by the Company or held or owned by Parent or Merger Sub or any Subsidiary (as defined in the Merger Agreement) of Parent and any Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive shares, or a portion of a share, of common stock of Parent (“Parent Common Stock”) and each outstanding and unexercised option or other right to purchase Company Capital Stock (the “Company Options”) will be converted into an option to purchase Parent Common Stock, adjusted as provided in the Merger Agreement, with Parent issuing up to a maximum of 11,659,676 shares of Parent Common Stock (the “Merger Consideration”) in connection with the conversion of all such Company Capital Stock and Company Options.
The Board of Directors of Parent (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, as of the date of this opinion, to Parent of the Merger Consideration to be paid by Parent in connection with the conversion of Company Capital Stock in the Merger pursuant to the Merger Agreement (the “Opinion”).
In rendering our Opinion, we have, among other things:
(i)
reviewed the financial terms of the Merger contained in the draft dated June 28, 2023 of the Merger Agreement, which is the most recent draft of the Merger Agreement provided to Stifel;

(ii)
reviewed certain publicly available financial and other information of Parent and the Company, and certain other relevant financial and operating data of Parent and the Company furnished to Stifel by the management of Parent and the Company, respectively, and utilized per the instruction of Parent;

(iii)
reviewed and analyzed certain relevant historical financial and operating data concerning Parent and the Company furnished to us by the management of Parent and the Company, respectively, and utilized per the instruction of Parent;

(iv)
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Parent, as prepared by Parent management, including projections for Parent prepared by the Parent management (the “Parent Projections”), and reflecting the probabilities of technical success determined by Parent’s management, and utilized per instruction of Parent;

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(v)
reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company, as provided by Parent management, including projections for the Company prepared by Company management with certain adjustments made by Parent management and reflecting the probabilities of technical success determined by Parent management (the “Company Projections”), and utilized by us pursuant to instruction of Parent;

(vi)
discussed with certain members of the management of Parent the historical and current business operations, financial condition and prospects of Parent and the Company and such other matters as we deemed relevant;

(vii)
reviewed and analyzed, based on the Parent Projections and the Company Projections, the cash flows generated by Parent and the Company, as applicable, on a stand-alone basis to determine the present value of Parent’s and the Company’s respective discounted cash flows; and

(viii)
reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed necessary or appropriate for purposes of our Opinion. In addition, we took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of Parent’s and the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Parent or the Company or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to us by Parent (including, without limitation, the Parent Projections and the Company Projections), we have assumed, at the direction of Parent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Parent as to the future operating and financial performance of Parent and the Company, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted or projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic, the conflict in Ukraine and recent actual or threatened bank failures, and also including, without limitation, the effect of evolving governmental interventions and non-interventions. Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information. Stifel has relied on this forecasted and projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expresses no opinion as to any such forecasted or projected information or any other estimates or the assumptions on which they were made.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Parent or the Company since the date of the last financial statements of each company made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of Parent’s or the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.
We have assumed that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the representations and warranties of the parties set forth in the Merger Agreement are and will be true and correct and that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement and as further described to us by Parent management (subject to the limitations set forth herein), without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on Parent, the Company or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that Parent has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Parent, the Company, the Merger and the Merger Agreement.
Our Opinion is limited to whether the Merger Consideration to be paid by Parent in connection with the conversion of Company Capital Stock in the Merger pursuant to the Merger Agreement is fair to Parent from a financial point of view, as of the date hereof, and does not address any other terms, aspects or implications of the Merger, including, without limitation, the form or structure of the Merger, any consequences of the Merger on Parent or the Company or their stockholders, creditors or otherwise, the terms or effect of the Parent Post-Closing Financing (as defined in the Merger Agreement) or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or Parent; (ii) the legal, financial reporting, tax, accounting or regulatory consequences of the Merger on Parent or the holders of Parent Common Stock, including, without limitation, whether or not the Merger will qualify as a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code; (iii) the fairness of the amount or nature of any compensation to any of Parent’s officers, directors or employees, or class of such persons; or (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of Parent, or any class of securities of any other party to any transaction contemplated by the Merger Agreement. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which Parent’s securities will trade following public announcement of the Merger or at any other time.
Our Opinion is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us by or on behalf of Parent or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Further, as the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, Parent or the Merger. Our Opinion is for the information of, and directed to, the Board, in its capacity as such, for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote or otherwise act on the Merger or any other matter or to any shareholder of Parent as to how any such shareholder should act with respect to the Merger or any other matter, including, without limitation, how to vote at any shareholders’ meeting at which the Merger is considered, or whether or not to enter into a voting, shareholders’, lock-up, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to Parent and does not address the underlying business decision of the Board or Parent to proceed with or effect the Merger. We were not requested to, and did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with Parent.
We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent or any other party.
Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Parent in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, Parent has agreed to indemnify us for certain liabilities arising out of our engagement. There are no other material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger. Stifel may seek to provide investment banking services to Parent or the Company or their affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and Parent or its affiliates and may at any time hold a long or short position in such securities.
Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with Parent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid by Parent in connection with the conversion of Company Capital Stock in the Merger pursuant to the Merger Agreement is fair to Parent, from a financial point of view.
Very truly yours,
STIFEL, NICOLAUS & COMPANY, INCORPORATED

Annex C
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING
APPRAISAL RIGHTS, SECTION 262
GENERAL CORPORATION LAW OF THE STATE OF DELAWARE REGARDING
APPRAISAL RIGHTS
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF
DELAWARE

§ 262.   Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable.

The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex D
IMMUNOME, INC.
2020 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: SEPTEMBER 18, 2020
APPROVED BY THE STOCKHOLDERS: SEPTEMBER 22, 2020
AS AMENDED BY THE BOARD OF DIRECTORS: AUGUST 23, 2023
APPROVED BY THE STOCKHOLDERS: [ ], 2023

D-i

1.   General.
(a)   Successor to and Continuation of Prior Plans.   The Plan is the successor to and continuation of the Prior Plans. As of the Effective Date, (i) no additional awards may be granted under the Prior Plans; (ii) the Prior Plans’ Available Reserve plus any Returning Shares will become available for issuance pursuant to Awards granted under this Plan; and (iii) all outstanding awards granted under the Prior Plans will remain subject to the terms of the applicable Prior Plan (except to the extent such outstanding awards result in Returning Shares that become available for issuance pursuant to Awards granted under this Plan). All Awards granted under this Plan will be subject to the terms of this Plan.
(b)   Plan Purpose.   The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.
(c)   Available Awards.   The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.
(d)   Adoption Date; Effective Date.   The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
2.   Shares Subject to the Plan.
(a)   Share Reserve.   Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed (i) [•] shares for new Awards1 plus (ii) the shares underlying Awards already outstanding under the Plan as of September 29, 2023, and plus (iii) the number of Returning Shares, if any, as such shares become available from time to time.
In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each calendar year for a period of ten years commencing on January 1, 2021 and ending on (and including) January 1, 2030, in a number of shares of Common Stock equal to 4% of the total number of shares of Capital Stock outstanding on December 31 of the preceding calendar year; provided, however that the Board may act prior to January 1 of a given calendar year to provide that the increase for such year will be a lesser number of shares of Common Stock.
(b)   Aggregate Incentive Stock Option Limit.   Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is 10,000,000 shares.
(c)   Share Reserve Operation.
(i)   Limit Applies to Common Stock Issued Pursuant to Awards.   For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.
(ii)   Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve.   The following actions do not result in an issuance of shares under the Plan and accordingly

1
2,955,280 additional shares, plus the number of shares remaining available for grant under the Plan as of the date of the Immunome special meeting, including shares that are expected to be forfeited and returned to the Plan by such time. The bracketed number shall not exceed 6,350,217 shares.

do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.
(iii)   Reversion of Previously Issued Shares of Common Stock to Share Reserve.   The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.
3.   Eligibility and Limitations.
(a)   Eligible Award Recipients.   Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
(b)   Specific Award Limitations.
(i)   Limitations on Incentive Stock Option Recipients.   Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(ii)   Incentive Stock Option $100,000 Limitation.   To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).
(iii)   Limitations on Incentive Stock Options Granted to Ten Percent Stockholders.   A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
(iv)   Limitations on Nonstatutory Stock Options and SARs.   Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.
(c)   Aggregate Incentive Stock Option Limit.   The aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is the number of shares specified in Section 2(b).
(d)   Non-Employee Director Compensation Limit.   The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year that follows the calendar year in which such individual is first appointed or elected to the Board, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed $900,000 in total value, and with respect to the calendar year in which a Non-Employee Director is first appointed or elected to the Board, will not exceed $$1,300,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.
4.   Options and Stock Appreciation Rights.
Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a)   Term.   Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.
(b)   Exercise or Strike Price.   Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
(c)   Exercise Procedure and Payment of Exercise Price for Options.   In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:
(i)   by cash or check, bank draft or money order payable to the Company;
(ii)   pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;
(iii)   by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;
(iv)   if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or
(v)   in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.
(d)   Exercise Procedure and Payment of Appreciation Distribution for SARs.   In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.
(e)   Transferability.   Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(i)   Restrictions on Transfer.   An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(ii)   Domestic Relations Orders.   Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
(f)   Vesting.   The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.
(g)   Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
(h)   Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause.   Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):
(i)   three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)   12 months following the date of such termination if such termination is due to the Participant’s Disability;
(iii)   18 months following the date of such termination if such termination is due to the Participant’s death; or
(iv)   18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).
Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.
(i)   Restrictions on Exercise; Extension of Exercisability.   A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).
(j)   Non-Exempt Employees.   No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.
(k)   Whole Shares.   Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.
5.   Awards Other Than Options and Stock Appreciation Rights.
(a)   Restricted Stock Awards and RSU Awards.   Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(i)   Form of Award.
(1)   RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(2)   RSUs: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).
(ii)   Consideration.
(1)   RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.
(2)   RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.
(iii)   Vesting.   The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board and which may vary. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.
(iv)   Termination of Continuous Service.   Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(v)   Dividends and Dividend Equivalents.   Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement).
(vi)   Settlement of RSU Awards.   A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b)   Performance Awards.   With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.
(c)   Other Awards.   Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
6.   Adjustments upon Changes in Common Stock; Other Corporate Events.
(a)   Capitalization Adjustments.   In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a), (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an equivalent benefit for any fractional shares or fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.
(b)   Dissolution or Liquidation.   Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
(c)   Corporate Transaction.   The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board. The Board has sole and complete discretion to determine to accelerate the vesting and exercisability of all or any Awards in the event of a Corporate Transaction.
(i)   Awards May Be Assumed.   In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii)   Awards Held by Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction.
(iii)   Awards Held by Persons other than Current Participants.   In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.
(iv)   Payment for Awards in Lieu of Exercise.   Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.
(d)   Appointment of Stockholder Representative.   As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.
(e)   No Restriction on Right to Undertake Transactions.   The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7.   Administration.
(a)   Administration by Board.   The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b)   Powers of Board.   The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(i)   To determine from time to time (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Class A Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(iii)   To settle all controversies regarding the Plan and Awards granted under it.
(iv)   To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(v)   To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.
(vi)   To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.
(vii)   To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(viii)   To submit any amendment to the Plan for stockholder approval.
(ix)   To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.
(x)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(xi)   To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii)   To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.
(c)   Delegation to Committee.
(i)   General.   The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.
(ii)   Rule 16b-3 Compliance.   To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.
(d)   Effect of Board’s Decision.   All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
(e)   Delegation to an Officer.   The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.
8.   Tax Withholding
(a)   Withholding Authorization.   As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b)   Satisfaction of Withholding Obligation.   To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (vi) by such other method as may be set forth in the Award Agreement.
(c)   No Obligation to Notify or Minimize Taxes; No Liability to Claims.   Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d)   Withholding Indemnification.   As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.
9.   Miscellaneous.
(a)   Source of Shares.   The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.
(b)   Use of Proceeds from Sales of Common Stock.   Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.
(c)   Corporate Action Constituting Grant of Awards.   Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
(d)   Stockholder Rights.   No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until

(i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
(e)   No Employment or Other Service Rights.   Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
(f)   Change in Time Commitment.   In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
(g)   Execution of Additional Documents.   As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.
(h)   Electronic Delivery and Participation.   Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.
(i)   Clawback/Recovery.   All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j)   Securities Law Compliance.   A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.
(k)   Transfer or Assignment of Awards; Issued Shares.   Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.
(l)   Effect on Other Employee Benefit Plans.   The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
(m)   Deferrals.   To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.
(n)   Section 409A.   Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.
(o)   Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
10.   Covenants of the Company.
(a)   Compliance with Law.   The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.
11.   Additional Rules for Awards Subject to Section 409A.
(a)   Application.   Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.
(b)   Non-Exempt Awards Subject to Non-Exempt Severance Arrangements.   To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.
(i)   If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.
(ii)   If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iii)   If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).
(c)   Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants.   The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.
(i)   Vested Non-Exempt Awards.   The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:
(1)   If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change of Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change of Control.
(2)   If the Corporate Transaction is not also a Section 409A Change of Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.
(ii)   Unvested Non-Exempt Awards.   The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.
(1)   In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.
(2)   If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.
(3)   The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change of Control.
(d)   Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors.   The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.
(i)   If the Corporate Transaction is also a Section 409A Change of Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change of Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change of Control pursuant to the preceding provision.

(ii)   If the Corporate Transaction is not also a Section 409A Change of Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.
(e)   If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:
(i)   Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.
(ii)   The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).
(iii)   To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change of Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.
(iv)   The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.
12.   Severability.
If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
13.   Termination of the Plan.
The Board may suspend or terminate the Plan at any time.
No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14.   Definitions.
As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a)   “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.
(b)   “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.
(c)   “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(d)   “Applicable Law” means shall mean any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).
(e)   “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).
(f)   “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.
(g)   “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.
(h)   “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.
(i)   “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any crime involving fraud, dishonesty or moral turpitude or attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iii) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; or (iv) such Participant’s gross misconduct, conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to the business of the Company. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding

Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.
(j)   “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, also constitutes a Section 409A Change of Control:
(i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(iii)   the stockholders of the Company approve or the Board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;
(iv)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(v)   individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.
Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.
(k)   “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.
(l)   “Committee” means the Compensation Committee and any other committee of Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.
(m)   “Common Stock” means the common stock of the Company.
(n)   “Company” means Immunome, Inc., a Delaware corporation.
(o)   “Compensation Committee” means the Compensation Committee of the Board.
(p)   “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(q)   “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(r)   “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:
(i)   a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;
(ii)   a sale or other disposition of at least 50% of the outstanding securities of the Company;
(iii)   a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)   a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.
(s)   “Director” means a member of the Board.
(t)   “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.
(u)   “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.
(v)   “Effective Date” means the IPO Date, provided this Plan is approved by the Company’s stockholders prior to the IPO Date.
(w)   “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(x)   “Employer” means the Company or the Affiliate of the Company that employs the Participant.
(y)   “Entity” means a corporation, partnership, limited liability company or other entity.
(z)   “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(aa)   “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
(bb)   “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:
(i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.
(ii)   If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.
(iii)   In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(cc)   “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(dd)   “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.
(ee)   “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(ff)   “IPO Date” means the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Common Stock, pursuant to which the Common Stock is priced for the initial public offering.
(gg)   “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(hh)   “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.
(ii)   “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company, (ii) the terms of any Non-Exempt Severance Agreement.
(jj)   “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.
(kk)   “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”)) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.
(ll)   “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.
(mm)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(nn)   “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(oo)   “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.
(pp)   “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.
(qq)   “Other Award” means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 5(c).
(rr)   “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.
(ss)   “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(tt)   “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(uu)   “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.
(vv)   “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any measure of performance selected by the Board.
(ww)   “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.
(xx)   “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.
(yy)   “Plan” means this Immunome, Inc. 2020 Equity Incentive Plan, as amended from time to time.
(zz)   “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.
(aaa)   “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).
(bbb)   “Prior Plans’ Available Reserve” means the number of shares available for the grant of new awards under the Prior Plans, to the extent applicable, as of immediately prior to the Effective Date.
(ccc)   “Prior Plans” mean the Immunome, Inc. 2018 Equity Incentive Plan and the Immunome, Inc. 2008 Equity Incentive Plan, each as amended.
(ddd)   “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.
(eee)   “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(fff)   “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.
(ggg)   “Returning Shares” means shares subject to outstanding stock awards granted under the Prior Plans and that following the Effective Date: (A) are not issued because such stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) are not issued because such stock award or any portion thereof is settled in cash; (C) are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares; (D) are withheld or reacquired to satisfy the exercise, strike or purchase price; or (E) are withheld or reacquired to satisfy a tax withholding obligation.
(hhh)   “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).
(iii)   “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award grant. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(jjj)   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.
(kkk)   “Rule 405” means Rule 405 promulgated under the Securities Act.
(lll)   “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.
(mmm)   “Section 409A Change of Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).
(nnn)   “Securities Act” means the Securities Act of 1933, as amended.
(ooo)   “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).
(ppp)   “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.
(qqq)   “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.
(rrr)   “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(sss)   “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
(ttt)   “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.
(uuu)   “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.
(vvv)   “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex E
TEXT OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IMMUNOME, INC.
It is hereby certified that:
FIRST:
The name of the corporation is Immunome, Inc. (the “Corporation”).

SECOND:
The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding new Article IX as follows:

IX.
A.
The liability of the officers for monetary damages shall be eliminated to the fullest extent under applicable law.

B.
If applicable law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of officers, then the liability of an officer to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.
Any repeal or modification of this Article IX shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article IX in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

THIRD:
The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by to be signed by its duly authorized officer this       day of        , 2023.
IMMUNOME, INC.
By:
Name: Purnanand D. Sarma, Ph.D. Title: President and CEO

E-1

Annex F
TEXT OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
IMMUNOME, INC.
It is hereby certified that:

FIRST:
The name of the corporation is Immunome, Inc. (the “Corporation”).

SECOND:
Section A of Article IV of the Amended and Restated Certificate of Incorporation of theCorporation is hereby amended and restated in its entirety to read as follows:

A.
The Corporation is authorized to issue two classes of stock to be designated, respectively,“Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue ist wo hundred and ten million (310,000,000) shares. Three hundred million (300,000,000) shares shall be Common Stock, each having a par value of $0.0001, and ten million (10,000,000) shares shall be Preferred Stock, each havinga par value of $0.0001.

THIRD:
The amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this        day of       , 2023.
IMMUNOME, INC.
By:
Name: Purnanand D. Sarma, Ph.D. Title: President and CEO

F-1

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT
Item 20-Indemnification of Directors and Officers
As permitted by Section 102 of the DGCL we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•
any breach of the director’s duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the DGCL, our amended and restated bylaws provide that:
•
we shall indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to limited exceptions;

•
we may indemnify our employees and agents to the fullest extent permitted by the DGCL, subject to limited exceptions;

•
we shall advance expenses to our directors and officers and may advance expenses of our employees and agents in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•
the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
Immunome has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of Immunome against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Merger Agreement provides that, subject to certain limitations as set forth in the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Immunome and the surviving corporation will indemnify each person who is, has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Immunome or Morphimmune or their respective subsidiaries. The Merger Agreement also provides that the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers of Immunome or any of its subsidiaries set forth in the organizational documents of Immunome or any of its subsidiaries will not be amended, modified or repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Immunome or any of its subsidiaries, unless required by applicable law. After Closing, the organizational documents of the surviving corporation will contain provisions at least as favorable as the provisions relating to the indemnification, advancement of expenses and exculpation of present and former directors and officers presently set forth in Immunome’s organizational documents as of the date of the Merger Agreement.
From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Morphimmune to each person who is or has served as a director or officer of Morphimmune as of immediately prior to the Closing pursuant to any indemnification provisions under Morphimmune’s amended and restated certificate of incorporation and bylaws and pursuant to any indemnification agreements between Morphimmune and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Immunome shall fulfill and honor in all respects the obligations of Immunome or any of its subsidiaries to each person who is or has served as a director or officer of Immunome as of immediately prior to the Closing pursuant to any indemnification provisions under Immunome’s amended and restated certificate of incorporation and amended and restated bylaws or any of its subsidiaries and pursuant to any indemnification agreements between Immunome or any of its subsidiaries and such directors and officers, with respect to claims arising out of matters occurring at or prior to the Effective Time.
From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, Immunome shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Immunome.
From and after the Effective Time, Immunome shall pay all expenses, including reasonable attorneys’ fees, that are incurred by indemnified persons in connection with their successful enforcement of the rights provided to such persons in the Merger Agreement. The director and officer indemnification provisions of the Merger Agreement are intended to be in addition to the rights otherwise available to the current and former officers and directors of Immunome and Morphimmune by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of such indemnified persons, their heirs and their representatives.
In the event Immunome or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Immunome or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. Immunome shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.
In the event Immunome or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Immunome or the Surviving Corporation, as the case may be, shall succeed to the indemnification obligations set forth in the Merger Agreement. Immunome shall cause the Surviving Corporation to perform all of the director and officer indemnification obligations of the Surviving Corporation under the Merger Agreement.

Item 21-Exhibits
(a)
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
2.1	Agreement and Plan of Merger and Reorganization, dated June 29, 2023, by and among Immunome, Inc., Ibiza Merger Sub, Inc. and Morphimmune Inc.	8-K	07/29/23	2.1
3.1	Amended and Restated Certificate of Incorporation of Immunome, Inc.	8-K	10/06/2020	3.1
3.2	Amended and Restated Bylaws of Immunome, Inc.	8-K	10/06/2020	3.2
4.1	Form of Common Stock Certificate.	S-1/A	09/24/2020	4.2
4.2	Amended and Restated Investors’ Rights Agreement by and among the registrant and certain of its stockholders, dated as of June 2, 2020.	S-1	09/09/2020	4.1
4.3	Form of 2020 Series A Preferred Stock Warrant.	S-1	09/09/2020	4.3
4.4	Form of Amendment to 2020 Series A Preferred Stock Warrants.	S-1	09/09/2020	4.4
4.5	Form of Series B Warrant.	8-K	04/26/2021	4.1
5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.				X
8.1	Tax Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.				X
8.2	Tax Opinion of Cooley LLP.				X
10.1	Form of Indemnification Agreement between the registrant and its directors and officers.	S-1	09/09/2020	10.1
10.2#	Amended and Restated 2008 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-1 filed on September 9, 2020).	S-1	09/09/2020	10.2
10.3#	Form of Incentive Stock Option and Option Agreement for the Amended and Restated 2008 Equity Incentive Plan, as amended.	S-1	09/09/2020	10.3
10.4#	Amended and Restated 2018 Equity Incentive Plan, as amended.	S-1	09/09/2020	10.4
10.5#	Form of Incentive Stock Option and Option Agreement for the Amended and Restated 2018 Equity Incentive Plan, as amended.	S-1	09/09/2020	10.5
10.6#	2020 Equity Incentive Plan.	S-1/A	09/24/2020	10.6

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.7#	Forms of Stock Option Grant Notice, Option Agreement, RSU Award Grant Notice and Notice of Exercise for the 2020 Equity Incentive Plan.	S-1/A	09/24/2020	10.7
10.8#	2020 Employee Stock Purchase Plan.	S-1/A	09/24/2020	10.8
10.9†	License Agreement by and between the registrant and Arrayjet Limited, dated June 28, 2019, as amended by the Amendment to the License Agreement dated July 10, 2020.	S-1	09/09/2020	10.14
10.10†	Amendment #2 to the License Agreement by and between the registrant and Arrayjet Limited, dated December 30, 2022.	10-K	03/16/2023	10.10
10.11†	Exclusive Patent License Agreement by and between the registrant and the Massachusetts Institute of Technology as licensing agent for Whitehead Institute for Biomedical Research, dated June 25, 2009, as amended by the First Amendment to the Exclusive Patent License Agreement dated December 17, 2009, by the Second Amendment to the Exclusive Patent License Agreement Dated March 21, 2013, by the Third Amendment to the Exclusive Patent License Agreement dated August 21, 2017 and by the Fourth Amendment to the Exclusive Patent License Agreement dated July 21, 2020.	S-1	09/09/2020	10.15
10.12†	Letter Agreement by and between the registrant and the Whitehead Institute for Biomedical Research, dated November 17, 2022.	10-K	03/16/2023	10.12
10.13†	Exclusive License Agreement by and between the registrant and Thomas Jefferson University, dated June 1, 2012, as amended by the First Amendment to License Agreement dated October 19, 2017.	S-1	09/09/2020	10.16
10.14†	Second Amendment to License Agreement by and between the registrant and Thomas Jefferson University, dated July 28, 2020.	10-Q	11/16/2020	10.17
10.15†	Other Transaction Authority for Prototype Agreement by and between the registrant and the Department of Defense, United States of America, dated July 3, 2020.	S-1	09/09/2020	10.18

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.16	Second Amended and Restated Management Services Agreement, by and among the registrant, BCM Advisory Partners LLC and Broadband Capital Partners LLC, dated as of January 17, 2017, as amended by the Amendment to Second Amended and Restated Management Services Agreement dated June 12, 2018, the Second Amendment to Second Amended and Restated Management Services Agreement dated March 3, 2020 and the Third Amendment to Second Amended and Restated Management Services Agreement dated August 4, 2020.	S-1	09/09/2020	10.19
10.17#	Amended and Restated Employment Agreement by and between the registrant and Purnanand D. Sarma, dated September 23, 2020.	S-1/A	09/24/2020	10.23
10.18#	Employment Agreement between the Company and Sandra G. Stoneman effective October 19, 2020.	10-K	03/25/2021	10.26
10.19#	Employment Letter Agreement between the Company and Corleen M. Roche, effective April 19, 2021.	8-K	04/20/2021	10.1
10.20#†	Employment Agreement between the Company and Dennis Giesing effective April 7, 2021.	10-K	03/16/2023	10.20
10.21#†	Amended and Restated Employment Agreement of Matthew Robinson effective June 16, 2022.	10-K	03/16/2023	10.21
10.22	Securities Purchase Agreement by and among the Company and the Purchasers signatory thereto, dated April 26, 2021.	8-K	04/26/2021	10.1
10.23†	Modification of Contract between the Company and the Department of Defense, United States of America, dated May 19, 2021 (portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv)).	8-K	05/20/2021	10.1
10.24†	Modification of Contract between the Company and the Department of Defense, United States of America, dated January 4, 2023.	10-K	03/16/2023	10.24

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.25	Fourth Amendment to Second Amended and Restated Management Services Agreement, dated June 1, 2021, by and between the Company and Broadband Capital Partners LLC.	10-Q	08/16/2021	10.5
10.26#	Amended and Restated Non-Employee Director Compensation Policy.	10-Q	11/15/2021	10.2
10.27	Open Market Sale Agreement, dated October 1, 2021, by and between Immunome, Inc. and Jefferies LLC.	S-3	10/01/2021	1.2
10.28	Letter to Holders of Series B Warrants to Purchase Shares of Common Stock.	8-K	09/02/2022	10.1
10.29†	Collaboration and Option Agreement by and between the Registrant and AbbVie Global Enterprises Ltd., dated January 4, 2023.	10-K	03/16/2023	10.29
10.30†	Master Services Agreement by and between the registrant and Arrayjet Limited, dated November 8, 2016.	10-K	03/16/2023	10.30
10.31†	Revision to Master Services Agreement by and between the registrant and Arrayjet Limited, dated February 15, 2021.	10-K	03/16/2023	10.31
10.32†	Amendment #2 to Master Services Agreement by and between the registrant and Arrayjet Limited, dated January 1, 2022.	10-K	03/16/2023	10.32
10.33†	Amendment #3 to Master Services Agreement by and between the registrant and Arrayjet Limited, dated December 30, 2022.	10-K	03/16/2023	10.33
10.34†	Quotation and Contract of Sale by and between the registrant and Arrayjet Limited, dated December 30, 2022.	10-K	03/16/2023	10.34
10.35#	Immunome, Inc. Annual Employee Bonus Plan.	10-K	03/28/2022	10.28
10.36	Form of Immunome, Inc. Stockholder Support Agreement, dated June 29, 2023.	8-K	06/29/2023	10.1
10.37	Form of Morphimmune, Inc. Stockholder Support Agreement, dated June 29, 2023.	8-K	06/29/2023	10.2
10.38	Form of Lock-Up Agreement, dated June 29, 2023.	8-K	06/29/2023	10.3
10.39	Form of Subscription Agreement, dated June 29, 2023.	8-K	06/29/2023	10.4
10.40#	Employment Agreement, dated June 28, 2023, by and between Immunome, Inc. and Clay B. Siegall, Ph.D.	8-K	06/29/2023	10.5

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
10.41#	Amended and Restated 2020 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).				X
10.42†	Master Sponsored Research Agreement, by and among Morphimmune, Inc., Purdue Research Foundation, and Purdue University, dated February 1, 2022, as amended by that certain Amendment No. 1 to Agreement No. 22090022 executed June 15, 2023.						X
10.43†	Master License Agreement, by and between Morphimmune, Inc. and Purdue Research Foundation, dated as of January 19, 2021, as modified pursuant to that certain email by Max Rosett to representatives of Purdue University dated March 15, 2023.						X
10.44#	Morphimmune, Inc. 2020 Equity Incentive Plan.						X
10.45#	Forms of Restricted Stock Purchase Agreement, Stock Option Agreement and Early Exercise Stock Purchase Agreement under the Morphimmune, Inc. 2020 Equity Incentive Plan.						X
10.46#	Offer Letter, by and between Morphimmune, Inc. and Bruce Turner, dated as of May 9, 2023.				X
10.47#	Amended and Restated Offer Letter, by and between Morphimmune, Inc. and Max Rosett, dated June 24, 2022.				X
10.48#	Offer Letter, by and between Morphimmune, Inc. and Jack Higgins, dated April 26, 2022.				X
10.49	Form of Morphimmune, Inc. Indemnification Agreement.						X
21.1	Subsidiaries of the registrant.						X
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.				X
23.2	Consent of Deloitte & Touche, LLP, Independent Registered Public Accounting Firm.				X
23.3	Consent of Moss Adams, LLP, Independent Auditors.				X
23.4	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith	To be Filed by Amendment	Previously Filed
		Form	Date	Number
23.5	Consent of Cooley LLP (included in Exhibit 8.1).				X
24.1	Power of Attorney (included on the signature page to this Registration Statement on Form S-4).						X
99.1	Consent of Stifel, Nicolaus & Company, Incorporated.						X
99.2	Consent of Clay Siegall, Ph.D. to be named as a director.						X
99.3	Consent of Isaac Barchas to be named as a director.						X
99.4	Consent of James Boylan to be named as a director.						X
99.5	Proposed Amendment to Amended and Restated Certificate of Incorporation of the registrant (included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).						X
99.6	Proposed Amendment to Amended and Restated Certificate of Incorporation of the registrant (included as Annex F to the proxy statement/prospectus/information statement forming a part of this Registration Statement).				X
99.7	Form of Proxy Card for Special Meeting of Immunome, Inc.				X
101	The following materials from the registrant’s Annual Report on Form 10-K for the year ended December 31, 2022, the registrant’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2023 and the registrant’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, formatted in Extensible Business Reporting Language (XBRL) includes: (i) Balance Sheets at June 30, 2023, March 31, 2023 and December 31, 2022, (ii) Statements of Operations and Comprehensive Loss for the Six Months Ended June 30, 2023 and 2022, (iii) Statements of Changes in Stockholders’ Equity for the Six Months Ended June 30, 2023 and 2022, (iv) Statements of Cash Flows for the Six Months Ended June 30, 2023 and 2022 and (v) Notes to Financial Statements.	10-K 10-Q 10-Q	03/16/2023 05/05/2023 08/09/2023	101 101
107	Filing Fee Table				X

#
Management contracts or compensatory plans or arrangements

†
Certain portions of this exhibit (indicated by asterisks) have been omitted because they are not material and is the type of information that the Company treats as private or confidential.

(b)   Financial Statements
Not Applicable.
(d)   Filing Fee
See Exhibit 107.
Item 22-Undertakings
(a)
The undersigned registrant hereby undertakes as follows:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act, if the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(8)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9)
That every prospectus (i) that is filed pursuant to paragraph (8) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(10)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(12)
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Exton, State of Pennsylvania, on this 25th day of August, 2023.
IMMUNOME, INC.
By:
/s/ Purnanand D. Sarma, Ph.D.

Purnanand D. Sarma, Ph.D.
President and Chief Executive Officer
POWER OF ATTORNEY
Signature	Title	Date
/s/ Purnanand D. Sarma, Ph.D. Purnanand D. Sarma, Ph.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	August 25, 2023
/s/ Corleen Roche Corleen Roche	Chief Financial Officer (Principal Financial and Accounting Officer)	August 25, 2023
* Michael Rapp	Chairman of the Board	August 25, 2023
* Richard Baron	Director	August 25, 2023
* John LaMattina	Director	August 25, 2023
* Michael Lefenfeld	Director	August 25, 2023

Signature	Title	Date
* Franklyn G. Prendergast, M.D., Ph.D.	Director	August 25, 2023
* Philip Wagenheim	Director	August 25, 2023
*By: /s/ Purnanand D. Sarma, Ph.D. Purnanand D. Sarma, Ph.D. Attorney-in-Fact